Creating Opportunities Through Specialization

A BREAKTHROUGH YEAR IN R&D


500
400
12
90
120

2010
ANNUAL REPORT

ALLERGAN

2010: A Milestone in Allergan's History; A Breakthrough Year in R&D

Research and development: The search for something new and useful has driven Allergan's evolution since 1950, when Gavin Herbert, Sr., began producing and marketing an anti-allergy nose drop invented by his friend, chemist Stanley Bly. They saw a need. They created a solution. And they launched a company that then focused on the eye care market, which was overlooked by the rest of the pharmaceutical industry at the time.

Today, Allergan focuses on six distinct markets, and we believe our approach to specialization initiated 60 years ago remains the key to the growth and success we've had over the past six decades. At the heart of our specialized focus is Research and Development (R&D), which represents a critical component of Allergan's values and culture. R&D fills our pipeline and fuels our growth by finding new opportunities to help patients in areas of substantial unmet need.

This year, our R&D efforts resulted in 12 significant product approvals, bringing new and meaningful treatment options to patients around the world.

As we celebrate this important achievement, we also use the occasion of our 60-year anniversary to reflect on what makes Allergan – a multi-specialty company – *special.*



An Extraordinary Past. An Exciting Future

Gavin S. Herbert, Jr., Reflects on Allergan's Evolution

In 1957, at the age of 25, Gavin S. Herbert, Jr., became president of Allergan, the company founded by his father in 1950. Allergan had just $100,000 in annual revenues, but Herbert had big ideas – and the capacity to turn ideas into results. He served as Allergan's CEO for 30 years, was Chairman of the Board of Directors from 1977 to 1996, and served as Chairman Emeritus from 1996 until his retirement from the Board in May 2011. He has continued his association with Allergan by joining the Board of the Allergan Foundation. Under Herbert's 60 years of leadership, Allergan evolved from a regional eye care company, to a national company, to a multi-specialty company with a worldwide presence.

On focus: "My father, Gavin Herbert, Sr., owned a chain of drug stores and started Allergan with a few new ophthalmic products. But he didn't see how we could compete with the large pharmaceutical companies. Well, that made me dig in my heels! The way I saw it, the big companies were overlooking the ophthalmology market. So, I had to convince my father we could build a good business by focusing on this niche and working with thought leaders to create innovative eye care products."

On optimism: "When we broke ground in Orange County in 1960, we acquired 24 acres for $1 million, at a time when our sales were just around $6 million. We created a master plan for the site, and we predicted that one day we would expand globally. But when I think back, not even in my wildest dreams did I envision how Allergan would grow into what it's become today."

On the value of listening: "I always loved talking with the researchers active in our fields and the doctors who used our products. I met with physicians constantly, often over the weekend, when they had more time to talk, to find out what their patients needed and to learn how we could make our products more effective. A lot of our ideas came from those conversations. We listened and we responded, as fast as we could – and Allergan remains nimble and agile today."

On building a team: "I realized early on that I didn't know enough about this business. I needed to surround myself with talent, in everything from finance and marketing to research and development. One of my early priorities was to identify smart, experienced people and lure them out to Orange County. I was smart enough – or lucky enough – to pick out really good people. Getting the right people is everything! And that continues to be the case at Allergan."

On leadership and constancy: "I'm proud of the fact that during the past 60 years, Allergan has had just two CEOs after me: Bill Shepherd and current CEO David Pyott. I think this has helped us stay focused on what we do best – staying close to the medical community and addressing unmet patient needs within our specialties."

On specialization and serendipity: "Ophthalmology was our first specialty, followed by dermatology. We found that many of the corticosteroids and compounds we developed for eye care could also be applied to medical dermatology. But serendipity is important and has led us to many new opportunities. Who, after all, could anticipate BOTOX® Cosmetic? We were initially interested in BOTOX® because it was used to treat a few rare eye conditions. Then we started to discover other applications for it, and today it's a cornerstone of Allergan's Neurosciences and Medical Aesthetics specialties. Today, Allergan is always looking for new ideas within its specialties, but always open to the unforeseen opportunities too, as long as they make strategic sense."

On Allergan's future: "I have been actively involved with Allergan's Research and Development committee, and that's where the future of Allergan is being created. Three things give me confidence: the quality of people, the ability to turn things around fast and a robust product pipeline. We are exploring a lot of promising therapies we believe will be able to treat conditions in patients in all of our specialties. I often cannot believe what Allergan has become over the past 60 years, but I am confident the next 60 will be good ones."

Sincerely,

Gavin S. Herbert, Jr.
Founder of Allergan & Chairman Emeritus since 1996

To Our Investors

The Value of Specialization

Allergan is a unique company in many ways. We have a high degree of ***specialization and focus*** in the medical specialties that we serve. Our deep insight into doctors' needs – not only in the United States but worldwide – to improve the care of their patients, coupled with continuous strong investment into innovation, certainly paid rich dividends. In fact, 2010 was the best year in our 60-year history in terms of the number of major product approvals by the U.S. Food and Drug Administration (FDA) and other regulatory agencies.



DIVERSIFIED BUSINESS SEGMENTS
FY 2010 $4.8 Billion (+8%)
71% Reimbursed
29% Cash Pay
15% BOTOX® Therapeutic
15% BOTOX® Cosmetic
2% LATISSE®
6% Facial Aesthetics
6% Breast Aesthetics
5% Obesity Intervention
3% Skin Care
1% Urologics
47% Ophthalmology

Allergan has a ***unique set of diverse businesses***, spanning biologics, pharmaceuticals, medical devices and over-the-counter consumer products, with our efforts concentrated on six distinct specialties, enabling us to preserve our focus while offering revenue diversity to stakeholders. Compared to most health care companies, Allergan is unusual in its mix of both reimbursed treatments and cash-pay products (paid for out-of-pocket by the patient). In 2010, this was an ideal position, with recovery in the industrialized economies of North America and Western Europe benefiting these cash-pay businesses and offsetting new cost pressures from U.S. health care reform and containment of government spending in Europe. In each of our specialty fields, we established or retained the No. 1 or No. 2 market share position with the exception of urology – a business we entered only recently but in which we have already secured the No. 4 position in the U.S. market. In the coming years, we expect Allergan to be recognized as the emerging company in this specialty, given the promising strength and breadth of our pipeline.

Allergan is also far advanced compared to its specialized peers in biotech or medical devices in terms of its ***global geographical reach***, rounding out historically strong market positions in highly industrialized countries. Today, we have sales and marketing subsidiaries in 36 countries, and in the last two years we have established direct operations in markets such as the Philippines, Turkey and Poland, with further expansion planned in other emerging markets. This approach is not new to Allergan, as we have had direct operations in India and Brazil for more than 20 years. In China and Japan, we reacquired the distribution rights to BOTOX® for aesthetic use from GlaxoSmithKline. Supplemented by distributors, Allergan today is present in more than 100 countries.

Our multi-specialty focus and global presence are enhanced by the advantage of an ***ideal size*** – large enough to lead R&D investment in our specialist fields and invest in the creation of markets and product categories, yet small enough to move quickly and nimbly. We foster agility by assigning accountability to small management teams with a unique blend of skill sets from the pharmaceutical, medical device and consumer industries. Over and over again, Allergan has led ***the creation of new markets*** such as medical aesthetics with the launch of BOTOX® Cosmetic; JUVÉDERM® XC,

"2010 was the best year in our 60-year history in terms of number of major product approvals by the U.S. Food and Drug Administration and other regulatory agencies."
David E.I. Pyott, *CEO*

our dermal filler containing lidocaine; and LATISSE®, the first and only FDA-approved product to grow eyelashes. Another example is our development of the chronic dry eye market with RESTASIS®, the first and only prescription therapy for this condition. Now, with the approval of BOTOX® for chronic migraine patients by the FDA and the U.K. government, we are again in a special position, not only to alleviate the suffering of millions of patients but also to create a new category as the only focal therapy for the prophylaxis of chronic migraine.

Given our closeness to our customers and our in-depth knowledge of the markets in which we operate, execution is a key characteristic of our success. Our research knowledge in our areas of expertise allows us to generate a much higher than average rate of success in moving in-house developed compounds from pre-clinical research through to Phase III registration studies and eventual regulatory approval. It also enables Allergan to attract new technology for in-licensing from third parties.

Today, the pharmaceutical industry is heavily challenged by expiring patents and the entry of generics. Allergan is ***uniquely positioned to handle competition from generics.*** BOTOX® is one of the largest biological pharmaceuticals in both its molecular weight and complexity. While the European Medicines Evaluations Agency has approved a limited number of biosimilars and the FDA has the mandate from Congress to establish a related approval pathway, a biosimilar of BOTOX® will require considerable resources and time to develop. In ophthalmic pharmaceuticals, we have applied innovation to optimize existing drug formulations, where pH and concentration of active ingredients make a substantial difference in the product's risk-benefit profile. These efforts have resulted in strong efficacy and improved tolerability for our glaucoma products, including ALPHAGAN® P 0.1%, LUMIGAN® 0.01% and COMBIGAN®, welcomed by doctors and their glaucoma patients.

Lastly, I would be remiss if I did not acknowledge the impact of our ***unique culture, a blend of tradition and bold, forward-looking innovation.*** This past year, we celebrated the 60th anniversary of the founding of Allergan by Gavin Herbert and his father, and a long tradition of first-in-class products, especially in eye care. Only three CEOs have led the company, a testament to continuity, yet balanced by a constant search for discovery, new sources of growth and ways to improve our business processes and operating efficiency. Also, as the environment in which we operate continues to evolve, it is imperative we continue to bolster our efforts to ensure our people and our practices are reflective of the highest levels of ethics and integrity and are in full compliance with the laws that govern our business. In 2010, we further enhanced our compliance program in the United States by creating increasingly rigorous processes, supported by new technology, to help ensure continuing compliance as a top priority for all employees and Allergan stakeholders.

We believe that all these unique elements add up to a ***sustainable growth strategy for Allergan,*** buoyed by global mega-trends in the field of health care: the needs of an aging population, the epidemic of obesity worldwide and its linkages to the burden of diabetes and cardiovascular disease, as well as consumers' desires worldwide to look as good as they feel.

Strong Performance in 2010

In 2010, Allergan grew sales by 8.4 percent in U.S. Dollars and 7.5 percent in local currencies and increased adjusted Diluted Earnings per Share by 13.7 percent benefiting from cost reduction and operating efficiency programs we had instituted in the depths of the recession. [A Reconciliation between Generally Accepted Accounting Principles [GAAP] and adjusted Diluted EPS is on pages 10-11.] Adjusted cash flow from operations was a strong $1,058 million[1] due to operating performance and strong balance sheet management.

[1]Adjusted cash flow from operating activities for 2010 excludes $594 million of payments related to the global settlement with the U.S. Department of Justice. GAAP cash flow from operating activities for 2010 was $464 million.

Economic Recovery and Market Share Gains


WORLDWIDE MARKET IN RECOVERY
Most Markets above pre-recession levels
Worldwide Market Size (in millions)
$2,000
$1,500
$1,000
$500
$319
$381
$361
$366
$674
$686
$646
$764
$774
$791
$767
$823
$1,479
$1,642
$1,687
$1,824
07 08 09 Q3 10(3)
Obesity Intervention
Dermal Fillers
Breast Aesthetics
Neuromodulators

Our sales growth was boosted by a recovery in our cash-pay businesses as highly industrialized countries recovered from the recession and markets in East Asia, India and Brazil enjoyed booming conditions. In fact, all of our markets, with the exception of obesity intervention, are now at levels above 2008 – in part due to our decision to increase investment in direct-to-consumer advertising and educational programs in the tough economic climate. Allergan's growth was further boosted by market share gains in almost all businesses. In 2010, JUVÉDERM® captured the No. 1 position worldwide in the dermal filler market with the launch of our new formulation containing lidocaine, as well as JUVÉDERM VOLUMA®, a volumizing filler approved in Europe, Canada, Australia, Latin America and many Asian markets. The obesity intervention market is still suffering declines due to reimbursement restrictions imposed by U.S. health care plans, as well as the collapse in the cash-pay segment of the market, where patients pay out-of-pocket for LAP-BAND® surgery and many procedures are funded on credit. We believe that the volume of obesity surgeries is correlated with levels of unemployment. During 2010, we were able to stabilize our U.S. market share in obesity intervention in excess of 70 percent as Ethicon, which launched a gastric band in 2008, moved its resources to other surgical intervention products.

Challenges

In 2010, we successfully dealt with several headwinds to sales growth. Most notably, in the United States we faced a full year of generic competition to our ophthalmic products, including ALPHAGAN® and ACULAR®; a full year of competition for BOTOX® Cosmetic from *Dysport*®; and the entry of *Dysport*® for the therapeutic indication of cervical dystonia. In Europe, we saw the launches of aesthetic neuromodulators from Galderma and Merz. Even with these entries, global market share for BOTOX® in the neuromodulator market remained high at 79 percent in 2010.[2]

Outlook for Growth Driven by Innovation

With a record number of regulatory approvals in 2010, prospects for growth in the coming years are strong. In the pharmaceutical industry it is typical for a newly approved product to require 5-6 years to reach peak global sales. Almost all of our global markets today are generating double-digit growth rates.

With BOTOX®, we have multiple opportunities to further expand its therapeutic potential – which accounted for approximately 51 percent of the product's total sales in 2010. With the pending approvals of BOTOX® for chronic migraine in several countries, and our clinical programs for overactive bladder as well as benign prostatic hyperplasia, the therapeutic franchise for BOTOX® where we have limited competition will take on even greater importance in the sales mix.

[2] MAT Q3 2010. Internal estimates, including public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, internet searches, competitive intelligence, etc.
[3] MAT Q3 2010. Neuromodulators – Allergan estimates; Dermal Fillers/Breast Aesthetics/Obesity Intervention – Mixture of public information (earnings releases, 10Ks, 10Qs), D&B, Allergan internal data, syndicated marketing research reports, analyst reports, internet searches, competitive intelligence.

In our ophthalmology franchise, RESTASIS® grew significantly and is expected to become in 2011 the largest single prescription ophthalmic pharmaceutical in the United States, given the prevalence of chronic dry eye and the growing acceptance by more and more ophthalmologists of the advantages of early intervention in the treatment of chronic dry eye. RESTASIS® was also launched in Canada at year end. A key task is to secure approval of RESTASIS® in Europe. In the United States and Europe, our latest-generation formulation LUMIGAN® 0.01% enjoyed strong uptake due to its powerful ability to lower intraocular pressure accompanied by lower rates of hyperemia, when compared to the original LUMIGAN® formulation. In Canada, ophthalmologists' appreciation of the new formulation has been so strong that we have announced the discontinuation of the original formula in early 2011.

Today, retina conditions are the leading cause of blindness in highly industrialized countries, and retina is the second-largest segment in the ophthalmic pharmaceutical market by value. OZURDEX®, indicated for retinal vein occlusion (RVO) and uveitis in the United States and for RVO in Europe, is our entry point into this fast-growing segment of the market. In order to further boost our No. 2 global position in ophthalmology, we licensed from Johnson & Johnson the worldwide rights to LASTACAFT™, already approved in the United States, which will give us a highly competitive product in the ocular allergy market.

With our robust strategic position and track record of turning R&D investment into innovation, we will continue to invest strongly in discovery and clinical development, supplementing our internal efforts with selective licensing and acquisition of technology. A recent example is our 2010 acquisition of Serica Technologies, which provides a differentiated silk scaffold technology and a potentially revolutionizing approach to breast reconstruction surgery.

Pursuit of Excellence

Success fuels continuing energy, drives greater motivation and ideas, and in turn delivers continued strong performance. With attention to detail – from customer service to R&D execution – we are constantly looking for ways to improve our business model and advance patient care. We have emerged from the recession with an improved structure and even higher degree of operational focus, and are applying the same disciplines to absorb the costs of health care reform. This includes saving natural resources, an effort for which we have been recognized as one of the Greenest Companies in America. With our proven track record of success and commitment to our people, we continue to attract and retain some of the best employees in our industry.

As individual and team contributions continue to lie at the heart of any company's success, on behalf of our management team and our Board of Directors, I would like to thank our employees around the world for their many great results and dedication in 2010. It is a pleasure and honor serving you as Allergan's CEO and I look forward to a continued strong 2011.



Sincerely,

David E.I. Pyott, CBE
Chairman of the Board & Chief Executive Officer

Financial Summary

In millions, except per share data	2010	2009	2008	2007	2006
	Year Ended December 31,				
STATEMENT OF OPERATIONS HIGHLIGHTS					
(As reported under U.S. GAAP)					
Product net sales	**$ 4,819.6**	$ 4,447.6	$ 4,339.7	$ 3,879.0	$ 3,010.1
Total revenues	**4,919.4**	4,503.6	4,403.4	3,938.9	3,063.3
Research and development	**804.6**	706.0	797.9	718.1	1,055.5
Earnings (loss) from continuing operations	**4.9**	623.8	564.7	487.0	(127.0)
Loss from discontinued operations	**—**	—	—	(1.7)	—
Net earnings attributable to noncontrolling interest	**4.3**	2.5	1.6	0.5	0.4
Net earnings (loss) attributable to Allergan, Inc.	**$ 0.6**	$ 621.3	$ 563.1	$ 484.8	$ (127.4)
Net basic earnings (loss) per share attributable to Allergan, Inc. stockholders	**$ 0.00**	$ 2.05	$ 1.85	$ 1.59	$ (0.43)
Net diluted earnings (loss) per share attributable to Allergan, Inc. stockholders	**$ 0.00**	$ 2.03	$ 1.84	$ 1.57	$ (0.43)
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
ADJUSTED AMOUNTS[(a)]					
Adjusted net earnings attributable to Allergan, Inc.	**$ 973.9**	$ 849.8	$ 786.5	$ 672.9	$ 547.2
Adjusted net basic earnings per share attributable to Allergan, Inc. stockholders	**$ 3.21**	$ 2.80	$ 2.59	$ 2.21	$ 1.86
Adjusted net diluted earnings per share attributable to Allergan, Inc. stockholders	**$ 3.16**	$ 2.78	$ 2.57	$ 2.18	$ 1.83
NET SALES BY PRODUCT LINE					
Specialty Pharmaceuticals:					
Eye Care Pharmaceuticals	**$ 2,262.0**	$ 2,100.6	$ 2,009.1	$ 1,776.5	$ 1,530.6
BOTOX®/Neuromodulator	**1,419.4**	1,309.6	1,310.9	1,211.8	982.2
Skin Care	**229.5**	208.0	113.7	110.7	125.7
Urologics	**62.5**	65.6	68.6	6.0	—
Total specialty pharmaceuticals	**3,973.4**	3,683.8	3,502.3	3,105.0	2,638.5
Medical Devices:					
Breast Aesthetics	**319.1**	287.5	310.0	298.4	177.2
Obesity Intervention	**243.3**	258.2	296.0	270.1	142.3
Facial Aesthetics	**283.8**	218.1	231.4	202.8	52.1
Core medical devices	**846.2**	763.8	837.4	771.3	371.6
Other	**—**	—	—	2.7	—
Total medical devices	**846.2**	763.8	837.4	774.0	371.6
Total product net sales	**$ 4,819.6**	$ 4,447.6	$ 4,339.7	$ 3,879.0	$ 3,010.1
PRODUCT SOLD BY LOCATION					
Domestic	**62.6%**	65.4%	64.6%	65.7%	67.4%
International	**37.4%**	34.6%	35.4%	34.3%	32.6%

The information for 2008 and 2007 in this Annual Report has been retrospectively adjusted to reflect the impact of the adoption in the first quarter of 2009 of updates to Financial Accounting Standards Board guidance related to the accounting for convertible debt instruments that may be settled fully or partially in cash upon conversion. The information for 2006 was not retrospectively adjusted.

(a) The adjusted amounts in 2010 exclude an income tax benefit of $0.7 million for a change in estimated income taxes related to uncertain tax positions included in prior year filings, and the after-tax effects of the following: 1) $14.4 million of external costs associated with responding to the U.S. Department of Justice (DOJ) subpoena and related stockholder derivative litigation costs associated with the DOJ settlement; 2) $609.2 million of legal settlement costs associated with an announced resolution with the DOJ regarding Allergan's past U.S. sales and marketing practices relating to certain therapeutic uses of BOTOX®; 3) $369.1 million of aggregate charges related to the impairment of SANCTURA® assets; 4) $36.0 million of licensing fee income for a development and commercialization agreement with Bristol-Myers Squibb Company; 5) $114.5 million amortization of certain acquired intangible assets related to business combinations, asset acquisitions and product licenses; 6) $7.9 million of expense from changes in fair value of contingent consideration, $33.0 million for a distributor termination fee and $1.1 million of integration and transaction costs associated with the purchase of a distributor's business in Turkey related to Allergan's products; 7) $43.0 million for an upfront payment for technology that has not achieved regulatory approval and related transaction costs of $0.4 million; 8) $10.6 million write-off of manufacturing assets related to the abandonment of an eye care product; 9) $25.1 million non-cash interest expense associated with amortization of convertible debt discount; 10) $0.8 million restructuring charges and $0.5 million of integration and transaction costs related to the acquisition of Serica Technologies, Inc.; 11) a $0.3 million restructuring charge reversal related to the phased closure of the Arklow, Ireland breast implant manufacturing plant and a $0.2 million restructuring charge reversal related to the streamlining of the Company's European operations; and 12) $7.6 million unrealized loss on derivative instruments.

The adjusted amounts in 2009 exclude a net expense of $4.1 million for a change in estimated income taxes related to pre-acquisition periods associated with business combinations and uncertain tax positions included in prior year filings and an income tax benefit of $6.7 million related to foreign research and development tax credits received for tax years prior to 2008, and the after-tax effects of the following: 1) $124.4 million amortization of certain acquired intangible assets related to business combinations, asset acquisitions and product licenses; 2) $78.6 million compensation expense from stock option modifications, $42.2 million restructuring charges and $2.3 million asset impairments and accelerated depreciation costs related to the restructuring plan announced in February 2009; 3) $24.5 million non-cash interest expense associated with amortization of convertible debt discount; 4) $24.6 million net gain on the sale of investments; 5) $10.0 million for an upfront payment for the in-licensing of technology that has not achieved regulatory approval; 6) $8.4 million restructuring charges and $14.5 million for the rollout of capitalized employee retention termination benefits and accelerated depreciation costs and one-time termination benefits related to the phased closure of the Arklow, Ireland breast implant manufacturing plant; 7) $32.2 million of external costs associated with responding to the DOJ subpoena; 8) $14.0 million gain on settlement of a manufacturing and distribution agreement related to an eye care pharmaceuticals product; 9) $18.0 million contribution to The Allergan Foundation; 10) $5.3 million of loss on the extinguishment of convertible debt; 11) a $0.3 million restructuring charge reversal related to the phased closure of the Fremont, California collagen manufacturing plant and $0.6 million of restructuring charges related to the streamlining of the Company's European operations; 12) $0.4 million of integration and transition costs related to the acquisition of Groupe Cornéal Laboratoires (Cornéal); 13) $0.8 million for the fair market value inventory adjustment rollout and $0.4 million of transaction costs associated with the creation of Samil Allergan Ophthalmic Joint Venture Company; and 14) $13.6 million unrealized loss on derivative instruments.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*



$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10

* $100 invested on 12/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending December 31. The 16 companies comprising the customized peer group include: Abbott Laboratories, Alcon, Inc., Amgen Inc., Biogen Idec Inc., Bristol-Myers Squibb Company, Celgene Corporation, Cephalon, Inc., Eli Lilly and Company, Endo Pharmaceuticals Holdings Inc., Forest Laboratories, Inc., Genzyme Corporation, Gilead Sciences, Inc., Johnson & Johnson, Medicis Pharmaceutical Corporation, St. Jude Medical, Inc. and Stryker Corporation.

Allergan, Inc.
S&P 500
NYSE Arca Pharmaceutical
Peer Group



PHARMACEUTICAL SALES GROWTH
(in millions of dollars)
+16% +18% +13% +5% +8%
$2,638.5
$3,105.0
$3,502.3
$3,683.8
$3,973.4
06 07 08 09 10
MEDICAL DEVICE SALES GROWTH
(in millions of dollars)
+108% +8% -9% +11%
$371.6
$774.0
$837.4
$763.8
$846.2
06(2) 07 08 09 10
R&D SPEND(1)
(in millions of dollars)
+24% +36% +13% -7% +13%
$475.5(1)
$646.1(1)
$728.9(1)
$674.9(1)
$761.6(1)
06(2) 07 08 09 10
(1) Adjusted for non-GAAP items.
(2) Includes Allergan Medical activities for 9 months.

The adjusted amounts in 2008 exclude a $2.4 million U.S. state and federal deferred tax benefit related to the legal entity integration of the acquisitions of Esprit Pharma Holding Company, Inc. (Esprit) and Inamed Corporation (Inamed), a $3.8 million negative tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts, and the after-tax effects of the following: 1) $129.6 million amortization of certain acquired intangible assets related to business combinations, asset acquisitions and product licenses; 2) $68.7 million for upfront payments for technologies that have not achieved regulatory approval; 3) $27.2 million restructuring charges and $10.0 million of termination benefits, asset impairments and accelerated depreciation costs related to the phased closure of the Arklow, Ireland breast implant manufacturing plant; 4) $3.4 million restructuring charges and $0.9 million gain on sale of technology and fixed assets related to the phased closure of the Fremont, California collagen manufacturing plant; 5) $6.6 million of restructuring charges and $1.5 million of integration and transition costs related to the acquisition of Cornéal; 6) $4.1 million of restructuring charges related to the streamlining of the Company's European operations and the acquisition of EndoArt SA (EndoArt); 7) $11.7 million rollout of fair market value inventory adjustment and $0.7 million of integration and transition costs related to the acquisition of Esprit; 8) $25.7 million of external costs associated with responding to the DOJ subpoena; 9) $13.2 million settlement related to the termination of a distribution agreement in Korea; 10) $5.6 million impairment of intangible asset related to the phase-out of a collagen product; 11) $0.6 million of transaction costs related to ACZONE®; 12) $24.9 million non-cash interest expense associated with amortization of convertible debt discount and related non-cash selling, general and administrative expenses of $0.1 million; and 13) $14.8 million unrealized gain on derivative instruments.

The adjusted amounts in 2007 exclude loss from discontinued operations of $1.7 million, the favorable recovery of $1.6 million in previously paid state income taxes, and the after-tax effects of the following: 1) $72.0 million charge for in-process research and development related to the acquisition of EndoArt; 2) $99.9 million amortization of certain acquired intangible assets related to business combinations, asset acquisitions and product licenses; 3) $25.9 million of restructuring charges and $14.7 million of integration and transition costs related to the acquisitions of Inamed, Cornéal, EndoArt and Esprit; 4) $3.3 million rollout of fair market value inventory adjustments related to the acquisitions of Esprit and Cornéal; 5) $2.3 million settlement of an unfavorable Cornéal distribution contract; 6) $6.4 million settlement of a patent dispute; 7) $0.9 million restructuring charges related to the streamlining of the Company's European operations; 8) $0.4 million of interest income related to income tax settlements; 9) $23.2 million non-cash interest expense associated with amortization of convertible debt discount and related non-cash selling, general and administrative expenses of $0.1 million; and 10) $0.4 million unrealized loss on derivative instruments.

The adjusted amounts in 2006 exclude income tax benefits of $11.7 million related to the resolution of uncertain tax positions and favorable recovery of previously paid state income taxes, an income tax benefit of $17.2 million related to a reduction in valuation allowance associated with a deferred tax asset, an income tax benefit of $2.8 million related to a change in estimated income taxes on 2005 dividend repatriation, income tax expenses of $1.6 million related to intercompany transfers of trade businesses and net assets, and the after-tax effects of the following: 1) $579.3 million charge for in-process research and development related to the acquisition of Inamed; 2) $58.6 million amortization of certain acquired intangible assets related to business combinations, asset acquisitions and product licenses; 3) $47.9 million rollout of fair market value inventory adjustment related to the acquisition of Inamed; 4) $12.3 million restructuring charges and $20.7 million of integration and transition costs related to the acquisition of Inamed; 5) $28.5 million contribution to The Allergan Foundation; 6) $9.8 million restructuring charges and $6.2 million of transition/duplicate operating costs related to the streamlining of the Company's European operations; 7) $0.6 million restructuring charges related to the scheduled termination of the Company's manufacturing and supply agreement with Advanced Medical Optics; 8) $4.9 million reversal of interest income on previously paid state income taxes and $4.9 million reversal of interest expense related to the resolution of uncertain tax positions; 9) $2.7 million of costs to settle a contingency involving non-income taxes in Brazil; 10) $0.4 million reversal of restructuring charges related to the streamlining of the Company's operations in Japan; 11) $0.1 million of costs related to the acquisition of Cornéal; and 12) $0.3 million unrealized loss on derivative instruments.

The foregoing presentation contains certain non-GAAP financial measures and non-GAAP adjustments. For a reconciliation of these non-GAAP financial measures to GAAP financial measures, please refer to pages 10 and 11 of this Annual Report.

Condensed Consolidated Statements of Operations and Reconciliation of Non-GAAP Adjustments

In millions, except per share data	Year Ended December 31, 2010			Year Ended December 31, 2009		
	GAAP	**Non-GAAP Adjustments**	**Adjusted**	GAAP	Non-GAAP Adjustments	Adjusted
REVENUES						
Specialty pharmaceuticals product net sales	**$ 3,973.4**	**$ —**	**$ 3,973.4**	$ 3,683.8	$ —	$ 3,683.8
Medical devices product net sales	**846.2**	**—**	**846.2**	763.8	—	763.8
Product net sales	**4,819.6**	**—**	**4,819.6**	4,447.6	—	4,447.6
Other revenues	**99.8**	**(36.0)** [a]	**63.8**	56.0	—	56.0
Total	**4,919.4**	**(36.0)**	**4,883.4**	4,503.6	—	4,503.6
OPERATING COSTS AND EXPENSES						
Cost of sales (excludes amortization of acquired intangible assets)	**722.0**	**—**	**722.0**	750.9	(20.2) [n][o][p]	730.7
Selling, general and administrative	**2,017.6**	**(67.9)** [b][c][d][e][f]	**1,949.7**	1,921.5	(91.9) [n][p][q][r][s][t][u]	1,829.6
Research and development	**804.6**	**(43.0)** [e]	**761.6**	706.0	(31.1) [n][o][v]	674.9
Amortization of acquired intangible assets	**138.0**	**(114.5)** [g]	**23.5**	146.3	(124.4) [g]	21.9
Legal settlement	**609.2**	**(609.2)** [h]	**—**	—	—	—
Intangible asset impairment and related costs	**369.1**	**(369.1)** [i]	**—**	—	—	—
Restructuring charges	**0.3**	**(0.3)** [j]	**—**	50.9	(50.9) [j]	—
Operating income (loss)	**258.6**	**1,168.0**	**1,426.6**	928.0	318.5	1,246.5
Interest income	**7.3**	**—**	**7.3**	7.0	—	7.0
Interest expense	**(78.7)**	**25.1** [k]	**(53.6)**	(76.9)	24.5 [k]	(52.4)
Gain on investments, net	**—**	**—**	**—**	24.6	(24.6) [w]	—
Other, net	**(16.4)**	**7.6** [l]	**(8.8)**	(34.2)	18.9 [x][y]	(15.3)
	(87.8)	**32.7**	**(55.1)**	(79.5)	18.8	(60.7)
Earnings (loss) from continuing operations before income taxes	**170.8**	**1,200.7**	**1,371.5**	848.5	337.3	1,185.8
Provision for income taxes	**165.9**	**227.4** [m]	**393.3**	224.7	108.8 [z]	333.5
Earnings (loss) from continuing operations	**4.9**	**973.3**	**978.2**	623.8	228.5	852.3
Loss from discontinued operations	**—**	**—**	**—**	—	—	—
Net earnings attributable to noncontrolling interest	**4.3**	**—**	**4.3**	2.5	—	2.5
Net earnings (loss) attributable to Allergan, Inc.	**$ 0.6**	**$ 973.3**	**$ 973.9**	$ 621.3	$ 228.5	$ 849.8
Net earnings (loss) per share attributable to Allergan, Inc. stockholders						
Basic	**$ 0.00**	**$ 3.21**	**$ 3.21**	$ 2.05	$ 0.75	$ 2.80
Diluted	**$ 0.00**	**$ 3.16**	**$ 3.16**	$ 2.03	$ 0.75	$ 2.78
Total product net sales	**$ 4,819.6**	**$ (38.7)** [bf]	**$ 4,780.9**	$ 4,447.6	$ 106.4 [bf]	$ 4,554.0

The information for 2008 and 2007 in this Annual Report has been retrospectively adjusted to reflect the impact of the adoption in the first quarter of 2009 of updates to Financial Accounting Standards Board guidance related to the accounting for convertible debt instruments that may be settled fully or partially in cash upon conversion. The information for 2006 was not retrospectively adjusted.

"GAAP" refers to financial information presented in accordance with generally accepted accounting principles in the United States.

In this Annual Report, Allergan included historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission, with respect to the year ended December 31, 2010, as well as the corresponding periods for 2009 through 2006. Allergan believes that its presentation of historical non-GAAP financial measures provides useful supplementary information to investors regarding its operational performance because it enhances an investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities by providing a basis for the comparison of results of core business operations between current, past and future periods. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results as reported under GAAP.

In this Annual Report, Allergan reported the non-GAAP financial measures "non-GAAP earnings attributable to Allergan, Inc." and all of its subcomponents and related "non-GAAP basic and diluted earnings per share attributable to Allergan, Inc. stockholders." Allergan uses non-GAAP earnings to enhance the investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities. Non-GAAP earnings is one of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of Allergan's business from period to period without the effect of the non-core business items indicated. Management uses non-GAAP earnings to prepare operating budgets and forecasts and to measure Allergan's performance against those budgets and forecasts on a corporate and segment level. Allergan also uses non-GAAP earnings for evaluating management performance for compensation purposes.

Despite the importance of non-GAAP earnings in analyzing Allergan's underlying business, the budgeting and forecasting process and designing incentive compensation, non-GAAP earnings has no standardized meaning defined by GAAP. Therefore, non-GAAP earnings has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Allergan's results as reported under GAAP. Some of these limitations are:

- it does not reflect cash expenditures, or future requirements, for expenditures relating to restructurings, legal settlements, and certain acquisitions, including severance and facility transition costs associated with acquisitions;
- it does not reflect asset impairment charges or gains or losses on the disposition of assets associated with restructuring and business exit activities;
- it does not reflect the tax benefit or tax expense associated with the items indicated;
- it does not reflect the impact on earnings of charges or income resulting from certain matters Allergan considers not to be indicative of its ongoing operations; and
- other companies in Allergan's industry may calculate non-GAAP earnings differently than it does, which may limit its usefulness as a comparative measure.

Allergan compensates for these limitations by using non-GAAP earnings only to supplement net earnings (loss) on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting its business.

Allergan strongly encourages investors to consider both net earnings (loss) and cash flows determined under GAAP as compared to non-GAAP earnings, and to perform their own analysis, as appropriate.

In this Annual Report, Allergan also reported sales performance using the non-GAAP financial measure of constant currency sales. Constant currency sales represent current year reported sales adjusted for the translation effect of changes in average foreign currency exchange rates between the current year and the corresponding prior year. Allergan calculates the currency effect by comparing adjusted current year reported amounts, calculated using the monthly average foreign exchange rates for the corresponding prior year, to the actual current year reported amounts. Management refers to growth rates at constant currency so that sales results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of Allergan's sales. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower, respectively, than growth reported at actual exchange rates.

Reporting sales performance using constant currency sales has the limitation of excluding currency effects from the comparison of sales results over various periods, even though the effect of changing foreign currency exchange rates has an actual effect on Allergan's operating results. Investors should consider these effects in their overall analysis of Allergan's operating results.

(a) Net licensing fee of $36.0 million for a development and commercialization agreement with Bristol-Myers Squibb Company.
(b) External costs of $14.4 million associated with responding to the U.S. Department of Justice (DOJ) subpoena and related stockholder derivative litigation costs associated with the DOJ settlement announced in a company press release on September 1, 2010.
(c) Expense from changes in fair value of contingent consideration of $7.9 million, distributor termination fee of $33.0 million and integration and transaction costs of $1.1 million associated with the purchase of a distributor's business in Turkey related to Allergan's products.
(d) Integration and transaction costs related to the acquisition of Serica Technologies, Inc. of $0.5 million.
(e) Upfront licensing fee of $43.0 million included in research and development expenses associated with a license, development and commercialization agreement with Serenity Pharmaceuticals, LLC for technology that has not achieved regulatory approval and related transaction costs of $0.4 million included in selling, general and administrative expenses.
(f) Writeoff of manufacturing assets related to the abandonment of an eye care product of $10.6 million.
(g) Amortization of certain acquired intangible assets related to business combinations, asset acquisitions and product licenses.
(h) Legal settlement costs associated with an announced resolution with the DOJ regarding Allergan's past U.S. sales and marketing practices relating to certain therapeutic uses of BOTOX®.
(i) Aggregate charges related to the impairment of the SANCTURA® assets.
(j) Net restructuring charges.
(k) Non-cash interest expense associated with amortization of convertible debt discount.
(l) Unrealized gain (loss) on the mark-to-market adjustment to derivative instruments.
(m) Total tax effect for non-GAAP pre-tax adjustments of $(226.7) million and an income tax benefit of $(0.7) million for a change in estimated income taxes related to uncertain tax positions included in prior year filings.

Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006		
GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted
$ 3,502.3	$ —	$ 3,502.3	$ 3,105.0	$ —	$ 3,105.0	$ 2,638.5	$ —	$ 2,638.5
837.4	—	837.4	774.0	—	774.0	371.6	—	371.6
4,339.7	—	4,339.7	3,879.0	—	3,879.0	3,010.1	—	3,010.1
63.7	—	63.7	59.9	—	59.9	53.2	—	53.2
4,403.4	—	4,403.4	3,938.9	—	3,938.9	3,063.3	—	3,063.3
761.2	(20.6) (aa)(ab)(ac)	740.6	673.2	(3.5) (an)(ao)	669.7	575.7	(48.8) (av)(aw)	526.9
1,856.1	(47.3) (ab)(ac)(ad)(ae)(af)(ag)(ah)	1,808.8	1,680.2	(23.3) (ao)(ap)(as))	1,656.9	1,333.4	(53.9) (av)(ax)(ay)(az)	1,279.5
797.9	(69.0) (ab)(ai)(aj)(ak)(al)	728.9	718.1	(72.0) (aq)	646.1	1,055.5	(580.0) (av)(ay)(ba)	475.5
150.9	(129.6) (g)	21.3	121.3	(99.9) (g)	21.4	79.6	(58.6) (g)	21.0
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
41.3	(41.3) (j)	—	26.8	(26.8) (j)	—	22.3	(22.3) (j)	—
796.0	307.8	1,103.8	719.3	225.5	944.8	(3.2)	763.6	760.4
33.5	—	33.5	65.3	(0.4) (ar)	64.9	48.9	4.9 (bb)	53.8
(85.5)	24.9 (ah)	(60.6)	(94.6)	23.2 (as)	(71.4)	(60.2)	(4.9) (bb)	(65.1)
—	—	—	—	—	—	0.3	—	0.3
18.2	(14.8) (i)	3.4	(25.6)	0.4 (l)	(25.2)	(5.3)	3.0 (bc)(bd)	(2.3)
(33.8)	10.1	(23.7)	(54.9)	23.2	(31.7)	(16.3)	3.0	(13.3)
762.2	317.9	1,080.1	664.4	248.7	913.1	(19.5)	766.6	747.1
197.5	94.5 (am)	292.0	177.4	62.3 (at)	239.7	107.5	92.0 (be)	199.5
564.7	223.4	788.1	487.0	186.4	673.4	(127.0)	674.6	547.6
—	—	—	(1.7)	1.7 (au)	—	—	—	—
1.6	—	1.6	0.5	—	0.5	0.4	—	0.4
$ 563.1	$ 223.4	$ 786.5	$ 484.8	$ 188.1	$ 672.9	$ (127.4)	$ 674.6	$ 547.2
$ 1.85	$ 0.74	$ 2.59	$ 1.59	$ 0.62	$ 2.21	$ (0.43)	$ 2.29	$ 1.86
$ 1.84	$ 0.73	$ 2.57	$ 1.57	$ 0.61	$ 2.18	$ (0.43)	$ 2.26	$ 1.83
$ 4,339.7	$ (49.5) (bf)	$ 4,290.2	$ 3,879.0	$ (87.4) (bf)	$ 3,791.6	$ 3,010.1	$ (15.2) (bf)	$ 2,994.9

(n) Compensation expense from stock option modifications related to the restructuring plan announced in February 2009 of $78.6 million, consisting of cost of sales of $5.0 million, selling, general and administrative expenses of $52.6 million and research and development expenses of $21.0 million.
(o) Rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory of $14.4 million included in cost of sales and one-time termination benefits of $0.1 million included in research and development expenses related to the phased closure of the Arklow, Ireland breast implant manufacturing facility.
(p) Fair market value inventory adjustment rollout of $0.8 million included in cost of sales and transaction costs of $0.4 million included in selling, general and administrative expenses related to the creation of Samil Allergan Ophthalmic Joint Venture Company.
(q) External costs of $32.2 million associated with responding to the DOJ subpoena announced in a company press release on March 3, 2008.
(r) Asset impairments and accelerated depreciation costs related to the 2009 restructuring plan of $2.3 million.
(s) Integration and transition costs related to the acquisition of Groupe Cornéal Laboratoires (Cornéal) of $0.4 million.
(t) Contribution to The Allergan Foundation of $18.0 million.
(u) Gain on settlement of a manufacturing and distribution agreement of $14.0 million related to an eye care pharmaceuticals product.
(v) Upfront payment of $10.0 million for a license and development agreement with Pieris AG for technology that has not achieved regulatory approval.
(w) Net gain on sale of investments.
(x) Unrealized loss on the mark-to-market adjustment to derivative instruments of $13.6 million.
(y) Loss on extinguishment of convertible debt of $5.3 million.
(z) Total tax effect for non-GAAP pre-tax adjustments of $(106.2) million, a net expense of $4.1 million for a change in estimated income taxes related to pre-acquisition periods associated with business combinations and uncertain tax positions included in prior year filings and an income tax benefit of $(6.7) million related to foreign research and development tax credits.
(aa) Fair market value inventory adjustment rollout of $11.7 million related to the acquisition of Esprit Pharma Holding Company, Inc. (Esprit).
(ab) One-time termination benefits, asset impairments and rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory related to the phased closure of the Arklow, Ireland breast implant manufacturing facility of $10.0 million, consisting of cost of sales of $8.8 million, selling, general and administrative expenses of $0.9 million and research and development expenses of $0.3 million.
(ac) Integration and transition costs related to the acquisitions of Esprit and Cornéal, consisting of cost of sales of $0.1 million and selling, general and administrative expenses of $2.1 million.
(ad) External costs of $25.7 million associated with responding to DOJ subpoena and ACZONE® transaction costs of $0.6 million.
(ae) Settlement related to the termination of a distribution agreement in Korea of $13.2 million.
(af) Gain on sale of technology and fixed assets of $0.9 million related to the phased closure of the collagen manufacturing facility in Fremont, California.
(ag) Impairment of intangible asset of $5.6 million related to the phase-out of a collagen product.
(ah) Non-cash interest expense associated with amortization of convertible debt discount of $24.9 million and related non-cash selling, general and administrative expenses of $0.1 million.
(ai) Upfront payment of $13.9 million for in-licensing of Canadian SANCTURA® product rights that have not achieved regulatory approval.
(aj) Upfront payment of $6.3 million for in-licensing of Asterand plc technology that has not achieved regulatory approval.
(ak) Upfront payment of $41.5 million for a license and development agreement with Spectrum Pharmaceuticals, Inc. for technology that has not achieved regulatory approval.
(al) Upfront payment of $7.0 million for a license and development agreement with Polyphor Ltd. for technology that has not achieved regulatory approval.
(am) Total tax effect for non-GAAP pre-tax adjustments of $(95.9) million, U.S. state and federal deferred tax benefit from legal entity integration of Esprit and Inamed Corporation (Inamed) of $(2.4) million, and negative tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts of $3.8 million.
(an) Fair market value inventory adjustment rollouts of $0.5 million and $2.8 million related to the acquisitions of Cornéal and Esprit, respectively.
(ao) Integration and transition costs related to the acquisitions of Inamed, Cornéal, and EndoArt SA (EndoArt), consisting of cost of sales of $0.2 million and selling, general and administrative expenses of $14.5 million.
(ap) Settlement of an unfavorable pre-existing Cornéal distribution contract for $2.3 million and $6.4 million legal settlement of a patent dispute assumed in the acquisition of Inamed.
(aq) In-process research and development charge related to the acquisition of EndoArt.
(ar) Interest income related to income tax settlements.
(as) Non-cash interest expense associated with amortization of convertible debt discount of $23.2 million and related non-cash selling, general and administrative expenses of $0.1 million.
(at) Total tax effect for non-GAAP pre-tax adjustments of $(60.7) million and favorable recovery of previously paid state income taxes of $(1.6) million.
(au) Loss from discontinued operations associated with the July 2007 sale of the former Cornéal ophthalmic surgical device business.
(av) Integration and transition costs related to the acquisition of Inamed, consisting of cost of sales of $0.9 million; selling, general and administrative expenses of $19.6 million; and research and development expenses of $0.2 million.
(aw) Fair market value inventory adjustment rollout of $47.9 million related to the acquisition of Inamed.
(ax) Costs related to the acquisition of Cornéal of $0.1 million.
(ay) Transition/duplicate operating expenses related to restructuring and streamlining of European operations, consisting of selling, general and administrative expenses of $5.7 million and research and development expenses of $0.5 million.
(az) Contribution to The Allergan Foundation of $28.5 million.
(ba) In-process research and development charge of $579.3 million related to the acquisition of Inamed.
(bb) Reversal of interest income on previously paid state income taxes and reversal of interest expense related to the resolution of uncertain tax positions.
(bc) Unrealized loss on the mark-to-market adjustment to derivative instruments of $0.3 million.
(bd) Costs to settle a previously disclosed contingency involving non-income taxes in Brazil of $2.7 million.
(be) Total tax effect for non-GAAP pre-tax adjustments of $(61.9) million, resolution of uncertain tax positions and favorable recovery of previously paid state income taxes of $(11.7) million, reduction in valuation allowance associated with a deferred tax asset of $(17.2) million, change in estimated income taxes on 2005 dividend repatriation of $(2.8) million, and taxes related to intercompany transfers of trade businesses and net assets of $1.6 million.
(bf) The adjustment to measure sales using constant currency.

2010 Accolades, Agreements, Awards and Filings

First Quarter

- Allergan and Bristol-Myers Squibb Co. enter global agreement to develop investigative drugs to treat neuropathic pain
- *Harvard Business Review* ranks Allergan CEO David Pyott No. 50 among 100 best-performing CEOs in the world
- Allergan reacquires rights from GlaxoSmithKline to develop and sell BOTOX® (onabotulinumtoxinA) for current and future cosmetic indications in China and Japan
- Allergan completes acquisition of Serica Technologies, a company with silk scaffold technology for use in tissue regeneration, especially applicable to breast reconstruction
- Allergan receives U.S. Environmental Protection Agency Energy Star certification for manufacturing facility in Waco, Texas and administrative buildings in Irvine, California.
- Allergan and Serenity Pharmaceuticals enter global agreement for development of investigational drug to treat nocturia, a common yet often under-diagnosed urological disorder in adults characterized by frequent urination at night time

Second Quarter

- Allergan receives CEO Cancer Gold Standard™ Accreditation, recognizing its commitment to reduce cancer risk among employees through screenings, early detection and healthy changes in lifestyle and in the workplace
- Allergan submits dossiers for BOTOX® for Chronic Migraine in Canada and Brazil
- Allergan executives ring the New York Stock Exchange closing bell to celebrate the Company's 60th anniversary
- Allergan CFO Jeff Edwards named one of America's best CFOs by *Institutional Investor* magazine
- Allergan ranked No. 1 pharmaceutical manufacturer by pharmacy benefit management companies for its expertise in simplifying prescription and reimbursement processes for physicians and programs that help patients afford the medications they need
- Allergan named among "the best in investor relations" within the Pharmaceuticals sector by *Institutional Investor* magazine
- Allergan Canada Listed Among 50 Best Employers in the Greater Toronto Area by *The Toronto Star*

Third Quarter

- Allergan establishes direct sales and marketing operations in Poland and Turkey
- Allergan files BOTOX® for Chronic Migraine with the European Medicines Agency through the Mutual Recognition procedure, and submits dossiers in Australia, New Zealand, Switzerland and certain Latin American countries
- Allergan licenses worldwide rights for an ophthalmic allergy product, LASTACAFT™ (alcaftadine ophthalmic solution), from Vistakon, a division of Johnson & Johnson, fortifying Allergan's presence in the $1.3 billion worldwide allergy market
- Allergan ranked No. 3 in the health care sector on the Carbon Disclosure Leadership Index (CDLI) and ranked No. 15 out of 300 companies on the Maplecroft Bloomberg Sustainability Index
- *Fierce Biotech*, the biotechnology industry's daily online newsletter, selects Allergan Board member Dr. Deborah Dunsire as one of the Top 10 Women in Biotech

Fourth Quarter

- Allergan files a supplemental Biologics License Application with the FDA for BOTOX® for the treatment of neurogenic detrusor overactivity resulting from neurogenic bladder
- Allergan ranked No. 19 overall and No. 3 pharmaceutical company on *Newsweek*'s prestigious 100 Greenest Companies in America list
- Federal University of São Paulo and Instituto da Visão bestow Brazil's most prestigious award in Latin American Ophthalmology, the Moacyr E. Alvaro Medal, to David Pyott for services to the eye care specialty in Brazil and worldwide
- RESTASIS® Ophthalmic Emulsion program, *My Tears/My Rewards®*, receives the Medical Marketing & Media Gold Award for communication program that improved patient adherence to chronic dry eye therapy by 30 percent

2010 Major Product Approvals

Major Product Approvals – 2010	Indication	
United States		
BOTOX® (onabotulinumtoxinA)	Prophylaxis of Headaches in Adults with Chronic Migraine (15 or more headache days per month)	
BOTOX® (onabotulinumtoxinA)	Upper Limb Spasticity (elbow, wrist and fingers)	
JUVÉDERM® XC with lidocaine	Moderate to Severe Facial Wrinkles and Folds (such as nasolabial folds)	
LUMIGAN® (bimatoprost ophthalmic solution) 0.01%	Reduction of Elevated Intraocular Pressure in Glaucoma Patients	
OZURDEX® (dexamethasone intravitreal implant) 0.7mg	Non-infectious Uveitis Affecting Posterior Segment of the Eye	
ZYMAXID™ (gatifloxacin ophthalmic solution) 0.5%	Bacterial Conjunctivitis	
	Indication	**Country**
Europe		
BOTOX® (onabotulinumtoxinA)	Prophylaxis of Headaches in Adults with Chronic Migraine	United Kingdom
LUMIGAN® (bimatoprost ophthalmic solution) 0.01%	Reduction of Elevated Intraocular Pressure in Glaucoma Patients	European Union
OZURDEX® (dexamethasone intravitreal implant) 0.7mg	Macular Edema in Patients with Retinal Vein Occlusion	European Union
	Indication	**Country**
Rest of the World		
BOTOX® (onabotulinumtoxinA)	Upper Limb and Lower Limb Spasticity	Japan
LATISSE® (bimatoprost ophthalmic solution) 0.03%	Hypotrichosis of the Eyelashes	Brazil; Canada
RESTASIS® (cyclosporine ophthalmic emulsion) 0.05%	Treatment of Moderate to Moderately Severe Aqueous Deficient Dry Eye Disease	Canada

Approvals – 2011	Indication	Country
LAP-BAND® System	Weight Reduction in Obese Adults with a Body Mass Index (BMI) of at Least 40 or a BMI of at Least 30 and With One or More Obesity-Related Comorbid Condition	Approved by the U.S. Food and Drug Administration, February 2011

Pending Approvals – 2011	Indication	Country
BOTOX® (onabotulinumtoxinA)	Prophylaxis of Headaches in Adults with Chronic Migraine	Australia; Brazil; Canada; European Union; New Zealand; Switzerland
NATRELLE® Style 410	Breast Reconstruction and Augmentation	United States
BOTOX® (onabotulinumtoxinA)	Neurogenic Detrusor Overactivity Resulting from Neurogenic Bladder	Canada; European Union; United States

SIX DISTINCT SPECIALTIES:

A World of Opportunity

At Allergan, we are focused. Our considerable energies are devoted to six medical specialties: eye care, neurosciences, medical aesthetics, medical dermatology, obesity intervention and urology. While each specialty addresses different patient needs, our underlying mission within each is to enable patients to live life to their fullest potential.

We accomplish this by seeking to understand how physicians within each specialty approach patient issues – from there, we research and uncover therapies that address unmet needs. At times, this may mean we explore a new application for an existing product or improve upon the formulation or design of an already successful product. Other times, it calls for developing something altogether new, through either acquisition, in-licensing or discovery in our own labs.

Our goal is to surround a specialty with a wide range of treatment options, resulting in a diversified portfolio that addresses dozens of health care needs and allows millions of patients to live their life to its fullest potential.

We have products for serious eye conditions like glaucoma, chronic dry eye and retinal vein occlusion. We offer therapies for neurological conditions like cervical dystonia, upper limb spasticity and chronic migraine. We offer a broad spectrum of medical aesthetic treatments, including our flagship product BOTOX® Cosmetic (onabotulinumtoxinA). And we offer products that treat serious urologic and dermatologic conditions, as well as treatments for obesity intervention.

By concentrating on these specialties, we can have broader impact on the issues affecting our patients.

1950

Founded in Los Angeles, Calif. by Gavin S. Herbert, Sr.





Gavin S. Herbert, Jr., becomes president and CEO of Allergan

1957

1958


Prednefrin

PREDNEFRIN® (ophthalmic solution) 0.12% treatment for eye inflammation becomes first Allergan product marketed nationwide

Allergan reaches $1 million in sales

1962

1970

Opens first international facility in Mexico City; Allergan becomes a public company making its first public stock offering and recording $10 million in sales


NYSE

Allergan's stock listed on the New York Stock Exchange for the first time

1977

2010 R&D HIGHLIGHT: NEUROSCIENCES

Botox®: "Our Pipeline in a Vial"


OnabotulinumtoxinA
Botox®
for injection
200
Units/vial
ALLERGAN
OnabotulinumtoxinA
Botox®
200
Units/vial
Guide to each patient.

The history of BOTOX® is a remarkable story of how one of the most potent substances found in nature has been successfully harnessed for medical benefit. We acquired BOTOX® more than 20 years ago and secured its first FDA approval as a treatment for two eye disorders. Over the years, we have refined this remarkable medicine and have discovered the versatility of BOTOX® and its potential to make a difference in the management of a number of medical conditions characterized by excessive muscular or glandular activity. The discovery of its aesthetic benefit and subsequent FDA approval of BOTOX® Cosmetic in 2002 created the foundation for the practice of medical aesthetics.

In 2010, we continued to realize its therapeutic potential with two significant approvals. BOTOX® was approved in the United Kingdom and the United States as a preventative treatment for headaches in adults with chronic migraine, a condition where patients suffer from 15 or more headache days per month, with each headache lasting four hours or more. Chronic migraine affects approximately 3.2 million[1] Americans[2], characterized by pain so severe and debilitating that it prevents many patients from fully participating in their day-to-day activities. This new approval will enable many of these patients to live more productive lives.

BOTOX® was also approved in the United States and Japan for upper limb spasticity, a condition marked by increased muscle stiffness in the elbow, wrist and fingers. In Japan, approval was also granted for lower limb spasticity. Spasticity can occur following a stroke, spinal cord or traumatic brain injury and sometimes affects adults with multiple sclerosis or a history of cerebral palsy.

No one at Allergan could have predicted the potential of BOTOX® – and no one would have guessed it would become a household name. We are committed to exploring the full potential of BOTOX® to improve the lives of many more patients. This will involve pursuing more regulatory approvals around the world for severe and painful indications such as lower limb spasticity, juvenile cerebral palsy and chronic migraine, and continuing to study new applications for this unique and powerful biologic.



[1] Chronic migraine prevalence rates applied to 2010 U.S. Population estimates for those 18+ years of age (n=234,504,070). Source: CDC Wonder: http://wonder.cdc.gov/population-projections.html.

[2] Natoli JL, et al. Global Prevalence of Chronic Migraine: A Systemic Review. Cephalalgia. 2010;30(5):599-609.

2010 R&D HIGHLIGHT: MEDICAL AESTHETICS

JUVÉDERM® XC


INJECTABLE GEL
Juvéderm®
ULTRA PLUS XC
WITH LIDOCAINE

In 2010, Allergan received FDA approval to market JUVÉDERM® XC, an injectable dermal filler gel that contains lidocaine. As an extension of the JUVÉDERM® dermal filler family, JUVÉDERM® XC reduces moderate to severe facial wrinkles and folds for up to one year, and with the addition of lidocaine, a local anesthetic, helps reduce the pain and discomfort of treatment for patients.

The introduction of JUVÉDERM® XC in the United States helped attract new patients interested in a dermal filler treatment by offering a more comfortable injection experience. This stimulated substantial growth of the dermal filler market both in the United States and around the world, and was further boosted by the economic recovery and improved consumer confidence.

Four years ago, Allergan acquired the JUVÉDERM® family of hyaluronic acid dermal fillers. Driven by product performance and innovation, in early 2010 JUVÉDERM® became the No.1 selling dermal filler brand globally.[1]

JUVÉDERM® XC is an important addition to our innovative product portfolio, and nicely complements our other facial medical aesthetic treatments, including BOTOX® Cosmetic and LATISSE®, for patients with inadequate eyelashes. Outside of the United States, JUVÉDERM VOLUMA® pioneered a new category of dermal fillers, offering patients a volumizing option for the mid-face area. Another innovation in the European market is JUVÉDERM HYDRATE™, which provides dermal moisturizing with a filler treatment, and JUVÉDERM ULTRA SMILE®, a filler especially formulated for lip augmentation. Our medical aesthetics portfolio also includes the NATRELLE® Collection of saline and silicone gel breast implants for breast augmentation and reconstructive surgery. In pursuit of ongoing advancements in breast procedures, this past year we also acquired Serica Technologies for its unique silk mesh-based technology for use in breast reconstruction.

As the global leader in medical aesthetics, we are committed to the *Science of Rejuvenation*™, demonstrated by our ongoing investment in development of innovative, science-based aesthetic treatments that help patients express themselves more freely.



[1] Data on file, Allergan, Inc., October 2010; U.S. Facial Injectables Market Share Report; Guidepoint Global Share Tracker



ALLERGAN'S GLOBAL PRESENCE:

STRONG & GROWING

We have become market leaders around the world within many of our specialties by maintaining a strong focus on the needs of doctors and their patients and by being able to successfully interact with the local regulatory authorities. Of our 12 significant new product approvals secured in 2010, no less than half were granted in the United States by the FDA following a rigorous review of the scientific data, with the rest of the approvals granted in other major markets around the world, including Europe, Canada, Latin America and Asia.

The combination of our innovative therapies and our ability to secure marketing authorizations from regulatory agencies worldwide has helped us reach new patients who can benefit from our products.

We are focused on many international markets – both in developed countries as well as in growing economies — and have made a strategic decision to invest in many emerging markets. To this end, in recent years we established direct operations in China, Korea and Japan, and in 2010 were pleased to expand into the Philippines, Poland and Turkey.

In Asia Pacific, rising incomes coupled with a market potential of an estimated 136 million aesthetically oriented women across several countries in this region[1] represent new opportunities for elective products like BOTOX® Cosmetic (onabotulinumtoxinA), LATISSE® (bimatoprost ophthalmic solution) 0.03%, JUVÉDERM® injectable gel and other medical aesthetics products. This is also an important market for Allergan's eye care products for glaucoma and chronic dry eye.

[1] Company-commissioned research by Frost & Sullivan on the facial aesthetics consumer market in Australia, China, Korea, India, Taiwan and Thailand, November 2010.

Sales reach $100 million
1980

1986
Bill Shepherd becomes Allergan's second CEO. Shepherd joined Allergan as a formulation chemist in 1966

Sales reach $500 million
1987

1989
Oculinum approved by the FDA to treat two rare eye disorders and Allergan rebrands it BOTOX® (onabotulinumtoxinA)

Opened state-of-the art research and development center in Irvine, Calif.
1994

1996
ALPHAGAN® (brimonidine tartrate ophthalmic solution) 0.2% approved by the FDA to lower high intraocular pressure associated with glaucoma; future reformulations minimize drug exposure while maintaining favorable efficacy for millions of glaucoma patients



CREATING MARKETS & FUELING GROWTH:

Research & Development

2010 was the most successful year in gaining new product approvals in Allergan's history. This would not have been possible without years of dedicated investment in Research and Development. In the past five years alone, we've devoted more than $3.2 billion to R&D [1] – and this investment has resulted in the discovery and development of meaningful new therapies and devices.

At Allergan, R&D starts with scientific excellence, technological innovation and collaboration with the physician community. Since our first days, we have believed that great ideas come from thought leaders within our specialties, from clinicians who are at the leading edge of innovation and doctors who have the practical experience of treating patients on a daily basis. We also collaborate internally, sharing ideas and research that might lead to serendipitous discoveries that cross specialties.

Even after the record number of regulatory approvals in 2010, we are entering 2011 with a rich, late-stage portfolio of 15 studies in Phase III. We also have several pending regulatory approvals worldwide, including a supplemental Biologic License Application for BOTOX® filed in 2010 with the FDA, the European Union and Health Canada for the treatment of neurogenic detrusor overactivity resulting from neurogenic bladder.

We also look externally for promising product opportunities through selective licensing and acquisition of technology.

In 2011, we are again increasing our investment in R&D as we "reload" our pipeline to target product approvals in both the middle of this decade and beyond.

[1] See R&D Spend Chart on Page 9


TAZORAC

1997

TAZORAC® (tazarotene) 0.1% Gel, a topical retinoid approved to treat psoriasis and facial acne. Tazarotene is a novel compound developed by Allergan's retinoid R&D team

David E. I. Pyott becomes Allergan's third CEO

1998

The Allergan Foundation established for philanthropic endeavors in communities where Allergan employees live and work


THE ALLERGAN FOUNDATION

2001

LUMIGAN® (bimatoprost ophthalmic solution) 0.03% approved by the FDA to reduce elevated intraocular pressure in patients with open-angle glaucoma or ocular hypertension

RESTASIS® (cyclosporine ophthalmic emulsion) 0.05% approved by the FDA to help increase tear production which may be reduced by inflammation due to chronic dry eye

2002

BOTOX® Cosmetic approved by the FDA to reduce the appearance of frown lines between the eyebrows, making the brand a household name


BOTOX®
Cosmetic
onabotulinumtoxinA

There's only one BOTOX® Cosmetic

2010 R&D HIGHLIGHT: EYE CARE

OZURDEX® & LUMIGAN® 0.01%



NDC 0023-3348-07
For Intravitreal Injection Only
Rx only
Ozurdex
(dexamethasone
intravitreal implant) 0.7mg
ALLERGAN
Contents include:
One Sterile, Single-Use Applicator



ALLERGAN
NDC 0023-3205-03
LUMIGAN®
(bimatoprost
2.5 mL
LUMIGAN®
(bimatoprost
ophthalmic solution)
2.5 mL sterile

Preserving and protecting vision: Eye care is critical to everyone, and Allergan's roots lie in the discovery and production of therapies for the eye. Today, we are among the fastest-growing ophthalmic companies in the world, with a number of market-leading products for serious conditions like glaucoma, retinal diseases and chronic dry eye.

In 2010, Allergan received several significant new product approvals in ophthalmology: First, the FDA approved LUMIGAN® (bimatoprost ophthalmic solution) 0.01%, an optimized formulation of LUMIGAN® (bimatoprost ophthalmic solution) 0.03%. The new formulation, also approved in 2010 in the European Union, Switzerland and India, is a "first-line therapy" that reduces intra-ocular pressure in patients with open-angle glaucoma or ocular hypertension. It is a product that directly reflects input from eye care professionals, who asked for a product that delivers efficacy while lowering a patient's exposure to the drug and hyperemia, or eye redness.

OZURDEX® (dexamethasone intravitreal implant) 0.7 mg was also approved in 2010 by the European Medicines Agency and in India to treat macular edema in patients with retinal vein occlusion, bringing this treatment already available in the United States to 28 additional countries. In the United States, OZURDEX® received its second indication for the treatment of uveitis, a non-infectious eye inflammation affecting the posterior segment of the eye. Uveitis is associated with serious patient outcomes, including blindness, cataracts, secondary glaucoma and macular abnormalities.

Our relationships – and ongoing dialogue – with doctors continually generate opportunities for further advancement in medicine. We heard from many eye care professionals that the condition of chronic dry eye did not have an effective treatment; we responded by developing RESTASIS® (cyclosporine ophthalmic emulsion) 0.05%, the first prescription eye drop approved by the FDA to increase tear production which may be suppressed by inflammation due to chronic dry eye. In 2011, this is expected to become the largest single prescription ophthalmic pharmaceutical product by sales in the United States. In 2010, RESTASIS® was introduced to ophthalmologists and patients in the Canadian market. RESTASIS® builds on Allergan's heritage of being the largest manufacturer of artificial tears in the world, based on its sales of REFRESH® and REFRESH® OPTIVE™.



2010 R&D HIGHLIGHT: OBESITY INTERVENTION

LAP-BAND® SYSTEM



In America alone, one-third of adults – more than 64 million people – are considered obese, which means they have a Body Mass Index (BMI) of 30 or higher. Obesity is a disease, dangerous for patients and a huge public health issue, accounting for 10 percent of all U.S. medical expenses, a figure that could substantially increase in the next two decades.

The fact is, diet and exercise alone fail 80-85 percent of the time for people who are 100 pounds or more overweight.[1] For these patients, the LAP-BAND® Adjustable Gastric Banding System may provide effective and sustained weight loss.[2]

The LAP-BAND® Adjustable Gastric Banding System was the first adjustable gastric band approved in the United States by the FDA in 2001 for severely obese adults who have a BMI of at least 40; or who have a BMI of at least 35 with one or more severe comorbid conditions; or who are 100 pounds or more over their ideal weight. It is inserted laparoscopically, and can be adjusted to each individual patient's weight-loss need.

In December 2010, the FDA's Gastroenterology and Urology Devices Panel recommended that the FDA extend the use of the LAP-BAND® System to obese adults who have a BMI of at least 35 or a BMI ≥ 30 with an obesity-related comorbid condition and have unsuccessfully tried more conservative weight reduction treatments. The LAP-BAND® System label expansion was approved by the FDA in February 2011 for patients with a BMI of at least 40 or a BMI of at least 30 and with one or more obesity-related comorbid condition, making this treatment available to approximately 26 million more Americans who suffer from obesity[3]



[1] Kraschnewski, JL, et al. Long-Term Weight Loss Maintenance in the United States. International Journal of Obesity 2010; 1-11.

[2] Shekelle PG, Morton SC, Maglione M, et al. Pharmacological and Surgical Treatment of Obesity. Evidence Report/Technology Assessment No. 103 (Prepared by the Southern California–RAND Evidence-based Practice Center, under Contract No. 290-02-0003.), and AHRQ Publication No. 04-E028-1. Rockville, MD: Agency for Healthcare Research and Quality. July 2004. Muscelli E, Mingrone G, Camastra S, et al. Differential effect of weight loss on insulin resistance in surgically treated obese patients. Am J Med 2005;118:51-7.

[3] 2009 CDC Behavioral Risk Factor Surveillance System (BRFSS) annual data.



A COMPELLING SENSE OF MISSION:

ADVANCING PATIENT CARE

The scale and scope of Allergan have grown tremendously over the past 60 years. In 1950 – our first year in business – we recorded sales of a little more than $4,100; in 2010, Allergan generated $4.8 billion in revenues. Today, we employ more than 9,000 people, with a sales and marketing presence in more than 100 countries, but our mission has not changed: We remain committed to responding to patients' needs and to creating innovative and useful therapies and devices with speed and agility. We have the capabilities and the experience to turn ideas into results. We embrace scientific excellence and remain committed to research and development in the quest to improve and advance medical care.

The heart of our mission is to help people realize the fullest potential of their lives. That idea is embodied in our tagline: *"Our pursuit. Life's potential.®"*

It is a special mission, with great rewards, and one we take very seriously. And our efforts result in products that improve vision, enhance mobility, help patients attain and maintain a healthy weight, and help people express themselves more fully.

Acquires Inamed and adds JUVÉDERM® dermal fillers and NATRELLE® silicone gel and saline implants to the medical aesthetics portfolio; launches Allergan's obesity intervention specialty with the acquisition of the LAP-BAND® System

2006


LAP-BAND
SYSTEM

2007

BOTOX® and BOTOX® Cosmetic reach $1 billion in global sales



LATISSE® (bimatoprost ophthalmic solution) 0.03% available in the United States as first and only FDA-approved treatment to increase length, thickness and darkness of eyelashes

2009


Latisse
(bimatoprost ophthalmic solution) 0.03%


60 years
of Celebrating
Life's Potential

2010

University of California, Irvine breaks ground on the Gavin S. Herbert Eye Institute

60th anniversary marked by 12 major global product approvals



Board of Directors


David E.I. Pyott


Herbert W. Boyer


Deborah Dunsire


Michael R. Gallagher


Gavin S. Herbert


Dawn Hudson

David E.I. Pyott, 57
Chairman of the Board and Chief Executive Officer
Elected to the Board and joined Allergan in 1998. Mr. Pyott has been Chief Executive Officer of Allergan since January 1998 and in 2001 became Chairman of the Board. Mr. Pyott also served as President of Allergan from January 1998 until February 2006. Previously, Mr. Pyott served as head of the Nutrition Division and a member of the Executive Committee of Novartis AG. Mr. Pyott is a director of Edwards Lifesciences Corporation as well as Avery Dennison Corporation, where he also serves as the lead independent director. Mr. Pyott also serves on the board and the Executive Committee of the California Healthcare Institute; is a member of the Directors' Board of The Paul Merage School of Business at the University of California, Irvine (UCI); and serves on the board, Executive Committee and as Chairman of the International Affairs Committee of the Biotechnology Industry Organization. Mr. Pyott is a member of the board of the Pan-American Ophthalmological Foundation, the International Council of Ophthalmology Foundation, and is a member of the Advisory Board for the Foundation of The American Academy of Ophthalmology. Mr. Pyott also serves as a Vice Chairman of the Board of Trustees of Chapman University.

Herbert W. Boyer, Ph.D., 74
Vice Chairman of the Board since 2001. Dr. Boyer served as Chairman from 1998 to 2001 and has been a Board member since 1994. Dr. Boyer is a founder of Genentech, Inc. and served as a director of Genentech from 1976 to 2009, when Genentech was acquired by the Roche Group. A former Professor of Biochemistry at the University of California, San Francisco, Dr. Boyer is a recipient of the National Medal of Science from President George H. W. Bush, the National Medal of Technology and the Albert Lasker Basic Medical Research Award. He is an elected member of the National Academy of Sciences and a Fellow in the American Academy of Arts & Sciences.

Deborah Dunsire, M.D., 48
Appointed to the Board in 2006. Dr. Dunsire has served as President and Chief Executive Officer of Millennium Pharmaceuticals, Inc., now Millennium: The Takeda Oncology Company, since July 2005. Prior to joining Millennium, Dr. Dunsire led the Novartis U.S. Oncology Business, playing a critical role in the broad development and successful launch of a number of products. Dr. Dunsire was also responsible for managing the merger and significant growth of the combined Sandoz Pharmaceuticals and Ciba-Geigy oncology businesses. Dr. Dunsire served on the U.S. Pharmaceutical Executive Committee at Novartis. Dr. Dunsire is currently a board member of the Biotechnology Industry Organization. Dr. Dunsire was the 2001 recipient of the American Cancer Society's Excalibur Award and is the 2009 recipient of The Healthcare Businesswomen's Association's "Woman of the Year."

Michael R. Gallagher, 65
Elected to the Board in 1998. In 2004, Mr. Gallagher retired as Chief Executive Officer and as a Director of Playtex Products, Inc. Prior to joining Playtex in 1995, Mr. Gallagher was Chief Executive Officer of North America for Reckitt & Colman plc; President and Chief Executive Officer of Eastman Kodak's subsidiary, L&F Products; President of the Lehn & Fink Consumer Products Division at Sterling Drug; General Manager of the Household Products Division of the Clorox Company; and Brand Manager of The Procter & Gamble Company. Mr. Gallagher is Chairman of the Board of Advisors of the Haas School of Business, University of California, Berkeley.

Gavin S. Herbert, 78
Founder of Allergan and Chairman Emeritus since 1996. Mr. Herbert was elected to the Board in 1950. He served as Chief Executive Officer for 30 years and as Chairman from 1977 to 1996. Mr. Herbert is Chairman and founder of Regenesis Bioremediation Products. Mr. Herbert also serves on the board of the Doheny Eye Institute and of The Richard Nixon Library and Birthplace Foundation. Mr. Herbert is Chairman of Roger's Gardens, Vice Chairman of the Beckman Foundation and a Life Trustee of the University of Southern California.

Dawn Hudson, 53
Appointed to the Board in 2008. In March 2009, Ms. Hudson became Vice Chairman of the Parthenon Group, an advisory firm focused on strategy consulting. Prior to that, Ms. Hudson served as President and Chief Executive Officer of Pepsi-Cola North America (PCNA), the multi-billion-dollar refreshment beverage unit of PepsiCo in the United States and Canada, from March 2005 until November 2007. From May 2002 to March 2005, Ms. Hudson served as President of PCNA. In addition, Ms. Hudson served as Chief Executive Officer of the PepsiCo Foodservice Division from March 2005 to November 2007. Prior to joining PepsiCo, Ms. Hudson was Managing Director at D'Arcy Masius Benton & Bowles, a leading advertising agency based in New York. In 2006 and 2007, Ms. Hudson was named among *Fortune Magazine's* "50 Most Powerful Women in Business," and on the *Forbes* "100 Most Powerful Women" globally. In 2002, Ms. Hudson received the honor of "Advertising Woman of the Year" by Advertising Women of New York. Ms. Hudson was also inducted into the American Advertising Federation's Advertising Hall of Achievement, and has been featured twice in *Advertising Age's* "Top 50 Marketers." Ms. Hudson is a director of Lowe's Companies, Inc. and P.F. Chang's China Bistro, Inc.

Robert A. Ingram, 68
Appointed to the Board in 2005. Mr. Ingram is currently a General Partner of Hatteras Venture Partners, a venture capital firm focused on early-stage life science companies. Mr. Ingram has also served as a strategic advisor to the Chief Executive Officer of GlaxoSmithKline plc since January 2010 and previously served as the Vice Chairman, Pharmaceuticals, since January 2003. Mr. Ingram was Chief Operating Officer and President, Pharmaceutical Operations, of GlaxoSmithKline plc from January 2001 until his retirement in January 2003. Prior to that, Mr. Ingram was Chief Executive Officer of Glaxo Wellcome plc from October 1997 to December 2000; and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc's United States subsidiary, from January 1999 to December 2000. Mr. Ingram is Chairman of the Board of Valeant Pharmaceuticals International and Elan Pharmaceuticals and is a director of Edwards Lifesciences Corporation, Lowe's Companies, Inc., and Cree, Inc.




Robert A. Ingram



Trevor M. Jones



Louis J. Lavigne



Russell T. Ray



Stephen J. Ryan



Leonard D. Schaeffer

Trevor M. Jones, Ph.D., 68

Appointed to the Board in 2004. From 1994 to 2004, Prof. Jones was the Director General of the Association of the British Pharmaceutical Industry. From 1987 to 1994, Prof. Jones was a main board director at Wellcome plc. Prof. Jones received his bachelor of pharmacy degree and Ph.D. from the University of London. Prof. Jones has also gained an honorary doctorate from the University of Athens as well as honorary doctorates in science from the Universities of Strathclyde, Nottingham, Bath and Bradford in the United Kingdom. Furthermore, Prof. Jones was recognized in the Queen's Honors List and holds the title of Commander of the British Empire. Prof. Jones is also a Fellow of the Royal Society of Chemistry, a Fellow of the Royal Society of Medicine, a Fellow of The Royal Pharmaceutical Society, an honorary Fellow of the Royal College of Physicians and of its Faculty of Pharmaceutical Medicine, and an honorary Fellow of the British Pharmacological Society. Prof. Jones is Chairman of the Board of ReNeuron Group plc and Synexus Ltd, and a board member of Merlin Biosciences Fund II, Sigma-Tau Finanziaria S.p.A., Verona Pharma plc, and SciClone Pharmaceuticals, Inc. Prof. Jones is also a founder of the Geneva-based public-private partnership Medicines for Malaria Venture and the UK Stem Cell Foundation.

Louis J. Lavigne, Jr., 62

Appointed to the Board in 2005. Mr. Lavigne has served as a management consultant in the areas of corporate finance, accounting and strategy since 2005. Mr. Lavigne was Executive Vice President and Chief Financial Officer of Genentech, Inc. from March 1997 through his retirement in March 2005, leading the company through significant growth while overseeing the financial, corporate relations and information technology groups. Mr. Lavigne joined Genentech in July 1982, was named controller in 1983 and, in that position, built Genentech's operating financial functions. In 1986, Mr. Lavigne was promoted to Vice President and assumed the position of Chief Financial Officer in September of 1988. Mr. Lavigne was named Senior Vice President in 1994 and was promoted to Executive Vice President in 1997. Prior to joining Genentech, Mr. Lavigne held various financial management positions with Pennwalt Corporation, a pharmaceutical and chemical company. Mr. Lavigne serves on the board of BMC Software, Inc., Accuray Incorporated and SafeNet Inc. Mr. Lavigne is a faculty member of the Babson College Executive Education's Bio-Pharma: Mastering the Business of Science program. Mr. Lavigne is a member of the West Audit Committee Chair Network. Mr. Lavigne is also a trustee of Babson College, the California Institute of Technology and the Seven Hills School.

Russell T. Ray, 63

Elected to the Board in 2003. Mr. Ray is a Partner of HLM Venture Partners, a private equity firm that provides venture capital to health care information technology, health care services and medical technology companies. Prior to joining HLM Venture Partners in 2003, Mr. Ray was Founder, Managing Director and President of Chesapeake Strategic Advisors from April 2002 to August 2003 and was the Global Co-Head of the Credit Suisse First Boston Health Care Investment Banking Group, where he focused on providing strategic and financial advice to life sciences, health care services and medical device companies from 1999 to 2002. Prior to joining Credit Suisse First Boston in 1999, Mr. Ray spent 12 years at Deutsche Bank and its predecessor entities BT Alex. Brown and Alex. Brown & Sons, Inc. as Global Head of Health Care Investment Banking. Mr. Ray is a director of InfoMedics, Inc., Prism Education Group, Inc. and SW/P Media, Inc. Mr. Ray served as a director of Socios Mayores en Salud from February 2010 until February 2011 when the company was acquired. Mr. Ray is also a director of the Midwest Peregrine Society.

Stephen J. Ryan, M.D., 70

Elected to the Board in 2002. Dr. Ryan is the President of the Doheny Eye Institute and the Grace and Emery Beardsley Professor of Ophthalmology at the Keck School of Medicine of the University of Southern California. Dr. Ryan was the Dean of the Keck School of Medicine and Senior Vice President for Medical Care of the University of Southern California from 1991 until June 2004. Dr. Ryan is a member of the Institute of Medicine of the National Academy of Sciences. He is a member and past President of numerous ophthalmological organizations, including the Association of University Professors of Ophthalmology. Dr. Ryan is the founding President of the National Alliance for Eye and Vision Research. Dr. Ryan is a member and director of the W.M. Keck Foundation and is a member of the Arnold and Mabel Beckman Foundation.

Leonard D. Schaeffer, 65

Elected to the Board in 1993. Mr. Schaeffer has served as Senior Advisor to TPG, a private equity firm, since 2005. From November 2004 to November 2005, Mr. Schaeffer served as Chairman of the Board of WellPoint, Inc., an insurance organization created by the combination of WellPoint Health Networks, Inc. and Anthem, Inc., which owns Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross Blue Shield of Wisconsin, Anthem Life Insurance Company, Health Link and Unicare. From 1992 until 2004, Mr. Schaeffer served as Chairman of the Board and Chief Executive Officer of WellPoint Health Networks, Inc. Mr. Schaeffer was the Administrator of the U.S. Health Care Financing Administration, now Centers for Medicare & Medicaid Services, from 1978 to 1980. Mr. Schaeffer is Chairman of the Board of Surgical Care Affiliates, Inc., is a member of the Board of Directors of Amgen, Inc., Quintiles Transnational Corp., the Advisory Board of the National Institute for Health Care Management, the Board of Fellows at Harvard Medical School and the Board of Trustees of the Brookings Institute, and is a member of the Institute of Medicine. In 2008, Mr. Schaeffer was named a Judge Widney Professor and Chair at the University of Southern California.

Executive Committee


David E.I. Pyott


F. Michael Ball


Raymond H. Diradoorian


Jeffrey L. Edwards


Samuel J. Gesten


Scott D. Sherman


Scott M. Whitcup

David E.I. Pyott, 57
Chairman of the Board and Chief Executive Officer
Mr. Pyott also served as President from January 1998 until February 2006. Mr. Pyott joined Allergan in January 1998. Previously, he was head of the Nutrition Division and a member of the Executive Committee of Novartis AG from 1995 through 1997. Mr. Pyott has about 30 years of international experience in nutrition and health care and has worked in Austria, Germany, the Netherlands, Spain, Switzerland, Malaysia, Singapore and the United Kingdom. Mr. Pyott holds a diploma in European and International Law from the Europa Institute at the University of Amsterdam, a Master of Arts degree from the University of Edinburgh, and a Master of Business Administration degree from the London Business School. He also has been honored in the Queen's Birthday Honors List in 2006 and holds the title of Commander of the British Empire.

F. Michael Ball, 55
President
Mr. Ball has been President since February 2006. Mr. Ball joined Allergan in 1995, and served as Executive Vice President and President, Pharmaceuticals, since October 2003. Born in Canada, Mr. Ball was educated in the United Kingdom and United States before receiving his Bachelor of Science and Master of Business Administration degrees from Queen's University in Canada. He is the former President of Syntex Inc. Canada and Senior Vice President of Syntex Laboratories, Inc., where he served on Syntex Corporation's Management Committee. Mr. Ball has about 30 years of international health care experience in the marketing and sale of pharmaceutical products.

Raymond H. Diradoorian, 53
Executive Vice President, Global Technical Operations
Mr. Diradoorian has been Executive Vice President, Global Technical Operations, since February 2006. From April 2005 to February 2006, Mr. Diradoorian served as Senior Vice President, Global Technical Operations. Since February 2001, Mr. Diradoorian served as Vice President, Global Engineering and Technology. Mr. Diradoorian joined Allergan in July 1981. Prior to joining Allergan, Mr. Diradoorian held positions at American Hospital Supply and with the Los Angeles Dodgers baseball team. Mr. Diradoorian received a Bachelor of Science degree in Biological Sciences from the University of California, Irvine and a Master of Science degree in Technology Management from Pepperdine University.

Jeffrey L. Edwards, 50
Executive Vice President, Finance and Business Development, Chief Financial Officer
Mr. Edwards has been Executive Vice President, Finance and Business Development, Chief Financial Officer, since September 2005. Mr. Edwards joined Allergan in 1993. From March 2003 to September 2005, Mr. Edwards served as Corporate Vice President, Corporate Development, and previously served as Senior Vice President, Treasury, Tax and Investor Relations. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior-level positions in the credit and business development functions. Mr. Edwards completed the Advanced Management Program at the Harvard Business School and received a Bachelor of Arts degree in Sociology from Muhlenberg College.

Samuel J. Gesten, J.D., 49
Executive Vice President, General Counsel
Mr. Gesten has been Executive Vice President and General Counsel since August 2010. Mr. Gesten joined Allergan in June 2009 and served as Senior Vice President and General Counsel until July 2010. Prior to joining Allergan, Mr. Gesten spent 11 years with Thermo Fisher Scientific, where he held various roles, including Vice President and General Counsel of the Laboratory Equipment Group, and served on the group's leadership team. Mr. Gesten was also responsible for Thermo Fisher's corporate online legal training. Mr. Gesten has over 23 years of experience in the management of domestic and international legal affairs and leads Allergan's global team on all legal matters as well as supporting Allergan's Board of Directors and senior management. Mr. Gesten is also the Vice-Chairman of the Allergan Political Action Committee for Employees. Mr. Gesten graduated from Boston University School of Law in 1987, where he was a Paul J. Liacos Scholar, and received an economics degree, cum laude, from Brandeis University.

Scott D. Sherman, 45
Executive Vice President, Human Resources
Mr. Sherman joined Allergan as Executive Vice President, Human Resources, in September 2010 with more than 15 years of human resources leadership experience. Prior to joining Allergan, Mr. Sherman worked at Medtronic, Inc. from August 1995 to September 2010 in roles of increasing complexity and responsibility. Most recently, Mr. Sherman served as Medtronic's Vice President, Global Total Rewards and Human Resources Operations, where he was responsible for global executive compensation, base pay, short-term and long-term incentive programs, as well as health, retirement, life, disability, wealth accumulation and wellness. Mr. Sherman held a series of other positions at Medtronic, including Vice President, International Human Resources; Vice President, Human Resources - Europe, Emerging Markets and Canada; and Vice-President, Human Resources, Diabetes. Prior to joining Medtronic, Mr. Sherman held various positions in the Human Resources and Sales organizations at Exxon Corporation from 1990 to 1995. Mr. Sherman holds a Master's Degree in Industrial and Labor Relations from Cornell University and a Bachelor's Degree in International Affairs from The George Washington University.

Scott M. Whitcup, M.D., 51
Executive Vice President, Research and Development, Chief Scientific Officer
Dr. Whitcup has been Executive Vice President, Research and Development, since July 2004 and in April 2009 became Chief Scientific Officer. Dr. Whitcup joined Allergan in 2000. Prior to joining Allergan, Dr. Whitcup served as the Clinical Director of the National Eye Institute at the National Institutes of Health. As Clinical Director, Dr. Whitcup's leadership was vital in building the clinical research program and developing new therapies for ophthalmic diseases. Dr. Whitcup graduated from Cornell University and Cornell University Medical College. He completed residency training in internal medicine at the University of California, Los Angeles and in ophthalmology at Harvard University, as well as fellowship training in immunology at the National Institutes of Health. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/David Geffen School of Medicine at the University of California, Los Angeles.

Other Executive Officer

James F. Barlow (Not Pictured)
Senior Vice President, Corporate Controller
(Principal Accounting Officer)

ALLERGAN FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-10269

Allergan, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**95-1622442**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2525 Dupont Drive Irvine, California	**92612**
(Address of Principal Executive Offices)	(Zip Code)

(714) 246-4500

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2010, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $17,638 million based on the closing sale price as reported on the New York Stock Exchange.

Common stock outstanding as of February 22, 2011 — 307,511,888 shares (including 1,834,765 shares held in treasury).

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates certain information by reference from the registrant's proxy statement for the annual meeting of stockholders to be held on May 3, 2011, which proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2010.

TABLE OF CONTENTS

Statements made by us in this report and in other reports and statements released by us that are not historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21 of the Securities Exchange Act of 1934, as amended. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Disclosures that use words such as we "believe," "anticipate," "estimate," "intend," "could," "plan," "expect," "project" or the negative of these, as well as similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption "Risk Factors" in Item 1A of Part I of this report below. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed below. Except as required under the federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

PART I

Item 1. *Business*

General Overview of our Business

We are a multi-specialty health care company focused on developing and commercializing innovative pharmaceuticals, biologics, medical devices and over-the-counter products that enable people to live life to its greatest potential — to see more clearly, move more freely and express themselves more fully. Our diversified approach enables us to follow our research and development into new specialty areas where unmet needs are significant.

We discover, develop and commercialize specialty pharmaceutical, biologics, medical device and over-the-counter products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention, urological and other specialty markets in more than 100 countries around the world. Our diversified business model includes products for which patients may be eligible for reimbursement and cash pay products that consumers pay for directly. Based on internal information and assumptions, we estimate that in fiscal year 2010, approximately 71% of our net product sales were derived from reimbursable products and 29% of our net product sales were derived from cash pay products.

We are a pioneer in specialty pharmaceutical, biologic and medical device research and development, with global efforts targeting products and technologies related to eye care, skin care, neuromodulators, medical aesthetics, obesity intervention, urology and neurology. In 2010, our research and development expenditures were approximately 16.7% of our product net sales or approximately $804.6 million. We supplement our own research and development activities with our commitment to identify and obtain new technologies through in-licensing, research collaborations, joint ventures and acquisitions.

We were founded in 1950 and incorporated in Delaware in 1977. Our principal executive offices are located at 2525 Dupont Drive, Irvine, California, 92612, and our telephone number at that location is (714) 246-4500. Our Internet website address is *www.allergan.com*. Our Internet website address is not intended to function as a hyperlink and the information available at our website address is not incorporated by reference into this Annual Report on Form 10-K. We make our periodic and current reports, together with amendments to these reports, available on our Internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the U.S. Securities and Exchange Commission, or SEC. The SEC maintains an Internet website at *www.sec.gov* that contains the reports, proxy and information statements and other information that we file electronically with the SEC.

Operating Segments

We operate our business on the basis of two reportable segments — specialty pharmaceuticals and medical devices. The specialty pharmaceuticals segment produces a broad range of pharmaceutical products, including: ophthalmic products for dry eye, glaucoma, retinal diseases and ocular surface disease; *Botox*® for certain therapeutic and aesthetic indications; skin care products for acne, psoriasis, eyelash growth and other prescription and over-the-counter skin care products; and urologics products. The medical devices segment produces a broad range of medical devices, including: breast implants for augmentation, revision and reconstructive surgery; obesity intervention products, including the *Lap-Band*® System and the *Orbera*™ Intragastric Balloon System; and facial aesthetics products. The following table sets forth, for the periods indicated, product net sales for each of our product lines within our specialty pharmaceuticals segment and medical devices segment, domestic and international sales as a percentage of total product net sales within our specialty pharmaceuticals segment and medical devices segment, and segment operating income for our specialty pharmaceuticals segment and medical devices segment:

	Year Ended December 31,		
	2010	2009	2008
	(dollars in millions)		
Specialty Pharmaceuticals Segment Product Net Sales by Product Line			
Eye Care Pharmaceuticals	$2,262.0	$2,100.6	$2,009.1
Botox®/Neuromodulator	1,419.4	1,309.6	1,310.9
Skin Care	229.5	208.0	113.7
Urologics	62.5	65.6	68.6
Total Specialty Pharmaceuticals Segment Product Net Sales	$3,973.4	$3,683.8	$3,502.3
Specialty Pharmaceuticals Segment Product Net Sales			
Domestic	63.6%	66.5%	65.2%
International	36.4%	33.5%	34.8%
Medical Devices Segment Product Net Sales by Product Line			
Breast Aesthetics	$ 319.1	$ 287.5	$ 310.0
Obesity Intervention	243.3	258.2	296.0
Facial Aesthetics	283.8	218.1	231.4
Total Medical Devices Segment Product Net Sales	$ 846.2	$ 763.8	$ 837.4
Medical Devices Segment Product Net Sales			
Domestic	57.9%	60.5%	62.0%
International	42.1%	39.5%	38.0%
Specialty Pharmaceuticals Segment Operating Income (1)	$1,501.9	$1,370.8	$1,220.1
Medical Devices Segment Operating Income (1)	284.7	189.2	222.0
Consolidated Long-Lived Assets			
Domestic	$3,222.4	$3,678.3	$3,785.4
International	688.1	572.3	549.4

(1) Management evaluates business segment performance on an operating income basis exclusive of general and administrative expenses and other indirect costs, legal settlement expenses, intangible asset impairment and related costs, restructuring charges, in-process research and development expenses, amortization of certain identifiable intangible assets related to business combinations and asset acquisitions and related capitalized licensing costs and certain other adjustments, which are not allocated to our business segments for performance assessment by our chief operating decision maker. Other adjustments excluded from our business segments for purposes of performance assessment represent income or expenses that do not reflect, according to established company-defined criteria, operating income or expenses associated with our core business activities.

We do not discretely allocate assets to our operating segments, nor does our chief operating decision maker evaluate operating segments using discrete asset information.

See Note 17, "Business Segment Information," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for further information concerning our foreign and domestic operations.

Specialty Pharmaceuticals Segment

Eye Care Pharmaceuticals Product Line

We develop, manufacture and market a broad range of prescription and non-prescription products designed to treat diseases and disorders of the eye, including chronic dry eye, glaucoma, inflammation, infection, allergy and retinal disease.

Chronic Dry Eye

Restasis® (cyclosporine ophthalmic emulsion) 0.05% is the first, and currently the only, prescription therapy for the treatment of chronic dry eye worldwide. *Restasis®* is our best selling eye care product. Chronic dry eye is a painful and irritating condition involving abnormalities and deficiencies in the tear film initiated by a variety of causes. The incidence of chronic dry eye increases markedly with age, after menopause in women and in people with systemic diseases such as Sjögren's syndrome and rheumatoid arthritis. Until the approval of *Restasis®*, physicians used lubricating tears to provide palliative relief of the debilitating symptoms of chronic dry eye. We launched *Restasis®* in the United States in 2003 under a license from Novartis AG for the ophthalmic use of cyclosporine. During the third quarter of 2010, Health Canada approved *Restasis®* for the treatment of moderate to moderately severe aqueous deficient dry eye disease. *Restasis®* is currently approved in 41 countries.

Our over-the-counter artificial tears products, including the *Refresh®* and *Refresh® Optive™* brands, treat dry eye symptoms including irritation and dryness due to pollution, computer use, aging and other causes. *Refresh®*, launched in 1986, includes a wide range of preserved and non-preserved drops as well as ointments to treat dry eye symptoms. According to IMS Health Incorporated, an independent marketing research firm, our artificial tears products, including the *Refresh®* and *Refresh® Optive™* brands, were again the number one selling artificial tears products worldwide for the first nine months of 2010.

Glaucoma

The largest segment of the market for ophthalmic prescription drugs is for the treatment of glaucoma, a sight-threatening disease typically characterized by elevated intraocular pressure leading to optic nerve damage. Glaucoma is currently the world's second leading cause of blindness, and we estimate that over 70 million people worldwide have glaucoma. According to IMS Health Incorporated, our products for the treatment of glaucoma, including *Lumigan®* (bimatoprost ophthalmic solution) 0.03%, *Lumigan®* 0.01%, *Ganfort™* (bimatoprost/timolol maleate ophthalmic solution), *Alphagan®* (brimonidine tartrate ophthalmic solution) 0.2%, or *Alphagan®*, *Alphagan® P* 0.15%, *Alphagan® P* 0.1% and *Combigan®* (brimonidine tartrate/timolol maleate ophthalmic solution) 0.2%/0.5%, captured approximately 26.2% of worldwide market sales in their product categories for first nine months of 2010.

Lumigan® 0.03% and *Lumigan®* 0.01% are topical treatments indicated for the reduction of elevated intraocular pressure in patients with glaucoma or ocular hypertension. *Lumigan®* 0.01% is an improved reformulation of *Lumigan®* 0.03%. We currently sell *Lumigan®* 0.01% and *Lumigan®* 0.03% in the United States and over 75 countries worldwide and, together, they are our second best selling eye care products. According to IMS Health Incorporated, *Lumigan®* 0.01% and *Lumigan®* 0.03% were amongst the best selling glaucoma products in the world for the first nine months of 2010. In 2002, the European Commission approved *Lumigan®*

0.03%. In 2004, the European Union's Committee for Proprietary Medicinal Products approved *Lumigan*® 0.03% as a first-line therapy for the reduction of elevated intraocular pressure in chronic open-angle glaucoma and ocular hypertension. In 2006, the U.S. Food and Drug Administration, or the FDA, approved *Lumigan*® 0.03% as a first-line therapy. We are party to an exclusive licensing agreement with Senju Pharmaceutical Co., Ltd., or Senju, under which Senju became responsible for the development and commercialization of *Lumigan*® 0.03% in Japan. In 2009, Senju received approval of *Lumigan*® 0.03% in Japan. Also in 2009, *Lumigan*® 0.01% was approved by Health Canada. In the first quarter of 2010, the European Commission granted a Marketing Authorization for *Lumigan*® 0.01% in the European Union member states. During the third quarter of 2010, the FDA approved *Lumigan*® 0.01% as a first-line therapy indicated for the reduction of elevated intraocular pressure in patients with open-angle glaucoma or ocular hypertension. In 2006, we received a license from the European Commission to market *Ganfort*™ in the European Union. *Ganfort*™ is now sold in over 37 countries outside the United States. Combined sales of *Lumigan*® 0.03%, *Lumigan*® 0.01% and *Ganfort*™ represented approximately 11%, 10% and 10% of our total consolidated product net sales in 2010, 2009 and 2008, respectively.

Our third best selling eye care products are the ophthalmic solutions *Alphagan*®, *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1%. These products lower intraocular pressure by reducing aqueous humor production and increasing uveoscleral outflow. *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1% are improved reformulations of *Alphagan*® containing brimonidine, the active ingredient in *Alphagan*®, preserved with *Purite*®. We currently market *Alphagan*®, *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1% in over 70 countries worldwide. In 2002, based on the acceptance of *Alphagan*® *P* 0.15%, we discontinued the U.S. distribution of *Alphagan*®. We are party to an exclusive licensing agreement with Senju, under which Senju is responsible for the development and commercialization of *Alphagan*® and *Alphagan*® *P* 0.15% in Japan. The marketing exclusivity period for *Alphagan*® *P* 0.1% expired in 2008 and *Alphagan*® *P* 0.15 % now faces generic competition in the United States, although we have a number of patents covering the *Alphagan*® *P* 0.1% and *Alphagan*® *P* 0.15% technology that extend to 2022 in the United States. In 2003, the FDA approved the first generic of *Alphagan*®. Additionally, a generic form of *Alphagan*® is sold in a limited number of other countries, including Canada, Mexico, India, Brazil, Colombia, Argentina and in the European Union.

We also developed the ophthalmic solution *Combigan*®, a brimonidine and timolol combination designed to treat glaucoma and ocular hypertension in patients who are not responsive to treatment with only one medication and are considered appropriate candidates for combination therapy. In 2005, we received positive opinions for *Combigan*® from 20 concerned member states included in the *Combigan*® Mutual Recognition Procedure for the European Union, and we launched *Combigan*® in the European Union during 2006. In 2007, the FDA approved *Combigan*® and we launched *Combigan*® in the United States. *Combigan*® is now sold in 67 countries worldwide. Combined sales of *Alphagan*®, *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1% and *Combigan*® represented approximately 8%, 9% and 9% of our total consolidated product net sales in 2010, 2009 and 2008, respectively.

Inflammation

Our ophthalmic anti-inflammatory product *Acuvail*® (ketorolac tromethamine ophthalmic solution) 0.45%, an advanced unit-dose preservative-free formulation of ketorolac for the treatment of pain and inflammation following cataract surgery, was approved by the FDA in 2009. Our ophthalmic anti-inflammatory product *Acular LS*® (ketorolac ophthalmic solution) 0.4% is a version of *Acular*® that has been reformulated for the reduction of ocular pain, burning and stinging following corneal refractive surgery. *Acular*® *PF* was the first preservative-free topical non-steroidal anti-inflammatory drug in the United States. *Acular*® *PF* is indicated for the reduction of ocular pain and photophobia following incisional refractive surgery. In 2009, the FDA approved seven Abbreviated New Drug Applications, or ANDAs, for ketorolac tromethamine ophthalmic solution 0.5%, a generic version of *Acular*® and *Acular LS*®. *Acular*® and *Acular LS*® now face generic competition. Our ophthalmic anti-inflammatory product *Pred Forte*® remains a leading topical steroid worldwide based on 2010 sales. *Pred Forte*® has no patent protection or marketing exclusivity and faces generic competition.

Infection

Our leading anti-infective is *Zymar®* (gatifloxacin ophthalmic solution) 0.3%, which we license from Kyorin Pharmaceutical Co., Ltd. and have worldwide ophthalmic commercial rights excluding Japan, Korea, Taiwan and certain other countries in Asia and Europe. We launched *Zymar®* in the United States in 2003. *Zymar®* is a fourth-generation fluoroquinolone for the treatment of bacterial conjunctivitis and is currently approved in 33 countries. Laboratory studies have shown that *Zymar®* kills the most common bacteria that cause eye infections as well as specific resistant bacteria. During the second quarter of 2010, we received FDA approval of *Zymaxid®* (gatifloxacin ophthalmic solution) 0.5%, our next-generation anti-infective product indicated for the treatment of bacterial conjunctivitis. In February 2011, we announced the discontinuation of *Zymar®* due to strong physician acceptance of *Zymaxid®* with its increased concentration.

Allergy

The allergy market is, by its nature, a seasonal market, peaking during the spring months. We license *Elestat®* from Boehringer Ingelheim AG, and hold worldwide ophthalmic commercial rights excluding Japan. *Elestat®* is used for the prevention of itching associated with allergic conjunctivitis. We launched *Elestat®* in Europe under the brand names *Relestat®* and *Purivist®* during 2004, and Inspire Pharmaceuticals, Inc., or Inspire, our marketing partner in the United States, launched *Elestat®* during 2004. *Elestat®* (together with sales under its brand names *Relestat®* and *Purivist®*) is currently approved in 49 countries. In the third quarter of 2010, we acquired from Vistakon Pharmaceuticals, LLC, Janssen Pharmaceutica N.V., Beerse and Johnson & Johnson Vision Care Inc., or, collectively, Vistakon, the global license to manufacture and commercialize alcaftadine 0.25%, a topical allergy medication for the prevention and treatment of itching associated with allergic conjunctivitis. Alcaftadine is FDA-approved in the United States under the brand name *Lastacaft™* (alcaftadine ophthalmic solution) and was commercialized in January 2011.

Retinal Disease

Ozurdex® is a novel bioerodable formulation of dexamethasone in our proprietary *Novadur™* sustained-release drug delivery system that can be used to locally and directly administer medications to the retina. In 2009, the FDA approved *Ozurdex®* (dexamethasone intravitreal implant) 0.7 mg, as the first drug therapy indicated for the treatment of macular edema associated with branch retinal vein occlusion or central retinal vein occlusion. We launched *Ozurdex®* in the United States in 2009. In the third quarter of 2010, the European Medicines Agency granted marketing authorization for *Ozurdex®* in the 27 member states of the European Union, making *Ozurdex®* the first licensed treatment in Europe for macular edema in patients with retinal vein occlusion. Also in the third quarter of 2010, the FDA approved *Ozurdex®* for the treatment of non-infectious ocular inflammation, or uveitis, affecting the posterior segment of the eye.

Neuromodulator

Botox®

Our neuromodulator product, *Botox®* (onabotulinumtoxinA), has a long-established safety profile and has been approved by the FDA for more than 20 years to treat a variety of therapeutic conditions, as well as for aesthetic use since 2002. In 2010, therapeutic uses accounted for approximately 51% and aesthetic uses for approximately 49% of total sales. With more than 2,000 publications on *Botox®* and *Botox®* Cosmetic in scientific and medical journals, results of approximately 50 randomized, placebo-controlled clinical trials involving more than 11,000 patients, *Botox®* is a widely researched medicine with more than 100 potential therapeutic and aesthetic uses reported in the medical literature. Over 18 million treatment sessions have been recorded with *Botox®* and *Botox®* Cosmetic in the United States alone over the past 16 years (1994-2009). Marketed as *Botox®*, *Botox®* Cosmetic, *Vistabel®*, *Vistabex®* or *Botox Vista®* depending on the indication and country of approval, the product is currently approved in approximately 80 countries for up to 21 unique indications. In 2009, following the approval of a competitor product, *Dysport*™ in the United States, we adopted a Risk Evaluation and Mitigation Strategies program, or REMS, including a boxed warning about the potential spread of botulinum toxins from the site of injection and the lack of interchangeability among botulinum toxin products. Sales of *Botox*® represented approximately 29%, 29% and 30% of our total consolidated product net sales in 2010, 2009 and 2008, respectively. *Botox*® has been primarily used therapeutically for the treatment of certain neuromuscular disorders which are characterized by involuntary muscle contractions or spasms as well as upper limb spasticity. In the fourth quarter of 2010, the FDA approved *Botox*® for the prophylactic treatment of headaches in adults with chronic migraine. The approved therapeutic indications for *Botox*® in the United States are as follows:

- blepharospasm, the uncontrollable contraction of the eyelid muscles which can force the eye closed and result in functional blindness;
- strabismus, or misalignment of the eyes, in people 12 years of age and over;
- cervical dystonia, or sustained contractions or spasms of muscles in the shoulders or neck in adults, along with associated neck pain;
- severe primary axillary hyperhidrosis (underarm sweating) that is inadequately managed with topical agents;
- the treatment of increased muscle stiffness in the elbow, wrist and fingers in adults with upper limb spasticity; and
- the prophylactic (preventative) treatment of headaches in adults with chronic migraine.

In many countries outside of the United States, *Botox*® is approved for treating hemifacial spasm, spasticity associated with pediatric cerebral palsy and upper limb spasticity in post-stroke patients. We are currently in development for *Botox*® in the United States and Europe for new indications, including lower limb spasticity, neurogenic overactive bladder, idiopathic overactive bladder and benign prostatic hyperplasia. In the third quarter of 2010, we received approval for *Botox*® for the prophylactic treatment of headaches in adults with chronic migraine in the United Kingdom. In 2009, we submitted regulatory files for the use of *Botox*® to treat chronic migraine in France, Switzerland and Canada and are currently seeking approval in the European Union. In the fourth quarter of 2010, we filed a supplemental Biologics License Application, or sBLA, with the FDA for the use of *Botox*® in the treatment of urinary incontinence due to neurogenic detrusor overactivity resulting from neurogenic bladder and we are currently seeking approval in the European Union and Canada. In 2010, we completed enrollment in our Phase III clinical trials for the use of *Botox*® to treat idiopathic overactive bladder. In 2005, we initiated Phase II clinical trials outside the United States for the use of *Botox*® to treat benign prostatic hyperplasia. In 2009, we filed an Investigational New Drug Application with the FDA relating to the use of *Botox*® to treat benign prostatic hyperplasia.

Botox® Cosmetic

The FDA approved *Botox*® Cosmetic in 2002 for the temporary improvement in the appearance of moderate to severe glabellar lines in adult men and women age 65 or younger. Referred to as *Botox*®, *Botox*® Cosmetic, *Vistabel*®, *Vistabex*® or *Botox Vista*®, depending on the country of approval, this product is administered in small injections to temporarily reduce the muscle activity that causes the formation of glabellar lines between the eyebrows that often develop during the aging process. Currently, more than 60 countries have approved facial aesthetic indications for *Botox*®, *Botox*® Cosmetic, *Vistabel*®, *Vistabex*® or *Botox Vista*®. In Australia, New Zealand, Canada and certain countries in East Asia and Latin America, we have regulatory approvals for upper facial lines, including crow's feet. Since we have launched *Botox*® Cosmetic, we have conducted comprehensive direct-to-consumer marketing campaigns in the United States. We continue to sponsor aesthetic specialty physician training in approved countries to further expand the base of qualified physicians using *Botox*®, *Botox*® Cosmetic, *Vistabel*®, *Vistabex*® or *Botox Vista*®.

In 2005, we entered into a long-term arrangement with GlaxoSmithKline, or GSK, under which GSK agreed to develop and promote *Botox®* in Japan and China and we agreed to co-promote GSK's products *Imitrex STATdose System®* (sumatriptan succinate) and *Amerge®* (naratriptan hydrochloride) in the United States until the third quarter of 2010. In the first quarter of 2010, we reacquired the rights from GSK to develop and sell *Botox®* in Japan and China for all current and future cosmetic indications. GSK retains the rights granted under the long-term arrangement to develop and sell *Botox®* in Japan and China for all current and future therapeutic indications. In 2009, *Botox®* was approved in Japan for the additional indications of glabellar lines and equinus foot due to lower limb spasticity in juvenile cerebral palsy patients and was launched in Japan for these indications with the glabellar lines indication marketed as *Botox Vista®*. *Botox®* was also approved for the treatment of glabellar lines in China in 2009. In the fourth quarter of 2010, we received approval of *Botox®* in Japan for the treatment of upper and lower limb spasticity.

Skin Care Product Lines

Our skin care product lines focus on the acne, psoriasis, physician-dispensed skin care and eyelash growth markets, particularly in the United States and Canada.

Acne/Psoriasis

Aczone® (dapsone) gel 5% is approved for sale in both the United States and Canada and is indicated for the treatment of acne vulgaris in patients age 12 and older. *Aczone®* contains the first new FDA-approved chemical entity (dapsone) for acne treatment since *Tazorac®* (tazarotene) gel was approved in 1997. We launched *Aczone®* in the United States in 2008. In February 2011, we outlicensed our Canadian rights to *Aczone®* to Biovail Laboratories International SRL, a subsidiary of Valeant Pharmaceuticals, Inc.

Tazorac® (tazarotene) gel is approved for sale in the United States for the treatment of acne and plaque psoriasis, a chronic skin disease characterized by dry red patches. We also market a cream formulation of *Tazorac®* in the United States for the topical treatment of acne and for the treatment of psoriasis. We have also engaged Pierre Fabre Dermatologie as our promotion partner for *Zorac®* (tazarotene) in certain parts of Europe, the Middle East and Africa. In 2007, we entered into a strategic collaboration agreement with Stiefel Laboratories, Inc., which was acquired by GSK in 2009, to develop and market new products involving tazarotene for dermatological use worldwide.

Topical Aesthetic Skin Care

Avage® (tazarotene) cream is indicated for the treatment of facial fine wrinkling, mottled hypo- and hyperpigmentation, or blotchy skin discoloration, and benign facial lentigines, or flat patches of skin discoloration, in patients using a comprehensive skin care and sunlight avoidance program. We launched *Avage®* in the United States in 2003.

We develop and market glycolic acid-based skin care products. We market our *M.D. Forte®* line of alpha hydroxy acid products to physicians in the United States.

Prevage® MD, containing 1% idebenone, which we launched in 2005, is a clinically tested antioxidant designed to reduce the appearance of fine lines and wrinkles, as well as provide protection against environmental factors, including sun damage, air pollution and cigarette smoke. We market *Prevage®* MD to physicians in the United States.

Vivité® is an advanced anti-aging skin care line that uses proprietary *GLX Technology™*, creating a highly specialized blend of glycolic acid and natural antioxidants. We market our *Vivité®* line of skin care products to physicians in the United States. We launched *Vivité®* in 2007.

Eyelash Growth

Latisse® (bimatoprost ophthalmic solution) 0.03%, is the first, and currently the only, FDA-approved prescription treatment of insufficient or inadequate eyelashes. The FDA approved *Latisse®* in 2008 and we launched *Latisse®* in the United States in 2009. *Latisse®* is a once-daily prescription treatment applied to the base of the upper eyelashes with a sterile, single-use-per-eye disposable applicator. Patients using *Latisse®* typically experience noticeable eyelash growth in eight to 16 weeks. Continued treatment with *Latisse®* is required to maintain its effect. *Latisse®* is also approved for sale in Canada and certain markets in Latin America and Asia Pacific.

Urologics

Following our 2007 acquisition of Esprit Pharma Holdings Company, Inc., or Esprit, we began marketing *Sanctura®*, a twice-a-day anticholinergic approved for the treatment of over-active bladder, or OAB. The FDA approved *Sanctura XR®*, a once-daily anticholinergic for the treatment of OAB in 2007 and we launched *Sanctura XR®* in 2008. *Sanctura XR®* is well tolerated by patients and has demonstrated improvements in certain adverse side effects common in existing OAB treatments, including dry mouth. We obtained an exclusive license to market *Sanctura®* and *Sanctura XR®* in the United States and its territories from Indevus Pharmaceuticals, Inc., which has since been acquired by Endo Pharmaceuticals, or Endo. We pay royalties to Endo based upon our sales of *Sanctura®* and *Sanctura XR®* and assumed Esprit's obligations to pay certain other third-party royalties, also based upon sales of *Sanctura®* and *Sanctura XR®*. In 2008, we entered into a license agreement with Indevus and Madaus GmbH, which grants us the right to seek approval for and to commercialize *Sanctura XR®* in Canada. In the first quarter of 2010, Health Canada approved *Sanctura XR®*. We promote *Sanctura XR®* to the urology specialty channel using our existing sales force in the United States. *Sanctura®* began facing generic competition in 2010.

Medical Devices Segment

Breast Aesthetics

For more than 25 years, our silicone gel and saline breast implants, consisting of a variety of shapes, sizes and textures, have been available to women in more than 60 countries for breast augmentation, revision and reconstructive surgery. Our breast implants consist of a silicone elastomer shell filled with either a saline solution or silicone gel with varying degrees of cohesivity. This shell can consist of either a smooth or textured surface. We market our breast implants under the trade names *Natrelle®*, *Inspira®*, and *CUI™* and the trademarks *BioCell®*, *MicroCell™* and *BioDimensional®*. We currently market over 1,000 breast implant product variations worldwide to meet our patients' preferences and needs.

We sell saline breast implants in the United States and worldwide for use in breast augmentation, revision and reconstructive surgery. The U.S. market is the primary market for our saline breast implants. Following the approval of silicone gel breast implants by the FDA and Health Canada in 2006, the U.S. and Canadian markets have been undergoing a transition from saline breast implants to silicone gel breast implants. The majority of the breast implants we now sell are silicone gel breast implants.

The safety of our silicone gel breast implants is supported by our extensive preclinical device testing, their use in over one million women worldwide and 20 years of U.S. clinical experience involving more than 150,000 women. The FDA approved our silicone gel breast implants in 2006 based on the FDA's review of interim data from our 10-year core clinical study and our preclinical studies, its review of studies by independent scientific bodies and the deliberations of advisory panels of outside experts. Following approval, we are required to comply with a number of conditions, including our distribution of labeling to physicians and the distribution of our patient planner, which includes our informed consent process to help patients fully consider the risks associated with breast implant surgery. In addition and pursuant to the conditions placed on the FDA's approval of our silicone gel breast implants, we continue to monitor patients in the 10-year core clinical study and the 5-year adjunct clinical study and, in 2007, we initiated the Breast Implant Follow-Up Study, or BIFS, a 10-year post-approval clinical study. The 10-year core clinical study, which we began in 1999 and had fully enrolled in 2000 with approximately 940 augmentation, revision or reconstructive surgery patients, was designed to establish the safety and effectiveness of our silicone gel breast implants. We plan to continue to monitor patients in the 10-year core clinical study through the end of the study in 2011. In 2006, we terminated new enrollment into our 5-year adjunct study, which was designed to further support the safety and effectiveness of silicone gel breast implants and which includes over 80,000 revision or reconstructive surgery patients. We plan to continue to monitor patients in the 5-year adjunct study through the end of the study in 2012. Finally, pursuant to the conditions placed on the FDA's approval of our silicone gel breast implants, we initiated BIFS, a new 10-year post-approval study of approximately 40,000 augmentation, revision or reconstructive surgery patients with silicone gel implants and approximately 20,000 augmentation, revision or reconstructive surgery patients with saline implants acting as a control group. In 2008, the FDA approved a modification to BIFS, which reduced the number of patients with saline breast implants from 20,000 to approximately 15,000. BIFS is designed to provide data on a number of endpoints including, for example, long-term local complications, connective tissue disease issues, neurological disease issues, offspring issues, reproductive issues, lactation issues, cancer, suicide, mammography issues and to study magnetic resonance imaging compliance and rupture results. We completed enrollment in BIFS in the first quarter of 2010.

In January 2011, the FDA released preliminary findings and analysis regarding recent reports in the scientific community that have suggested a possible association between saline and silicone gel-filled breast implants and anaplastic large cell lymphoma, or ALCL, a very rare form of cancer. The FDA believes that, based on its review of limited scientific data, women with breast implants may have a very small but increased risk of developing ALCL in the scar capsule adjacent to the implant. According to the FDA, a study by the National Cancer Institute indicates that only approximately 3 in 100 million women per year in the United States are diagnosed with ALCL in the breast, including both women with implants and without implants.

We sell a line of tissue expanders primarily for breast reconstruction and also as an alternative to skin grafting to cover burn scars and correct birth defects.

Facial Aesthetics

We develop, manufacture and market dermal filler products designed to improve facial appearance by smoothing wrinkles and folds. Our primary facial aesthetics product is the *Juvéderm*® dermal filler family of products.

Our *Juvéderm*® dermal filler family of products, including *Juvéderm*®, *Voluma*™ and *Surgiderm*®, are developed using our proprietary *Hylacross*™ technology, a technologically advanced manufacturing process that results in a smooth consistency gel formulation. This technology is based on the delivery of a homogeneous gel-based hyaluronic acid, as opposed to a particle gel-based hyaluronic acid technology, which is used in other hyaluronic acid dermal filler products. In 2006, the FDA approved *Juvéderm*® Ultra and Ultra Plus, indicated for wrinkle and fold correction, for sale in the United States. In Europe, we market various formulations of *Juvéderm*®, *Voluma*™ and *Surgiderm*® for wrinkle and fold augmentation. The *Juvéderm*® dermal filler family of products are currently approved or registered in over 34 countries, including all major world markets with the exception of Japan and China where we are pursuing approvals.

In 2007, the FDA approved label extensions in the United States for *Juvéderm*® Ultra and Ultra Plus based on new clinical data demonstrating that the effects of both products may last for up to one year, which is a longer period of time than was reported in clinical studies that supported FDA approval of other hyaluronic acid dermal fillers. In 2008, we began selling *Juvéderm*® Ultra 2, 3 and 4, containing lidocaine, an anesthetic that alleviates pain during injections, in Europe. Also in 2008, we began selling *Juvéderm*® Ultra and Ultra Plus with lidocaine in Canada. After FDA approval in the first quarter of 2010, we launched *Juvéderm*® Ultra XC and Ultra Plus XC, each formulated with lidocaine, in the first quarter of 2010.

Obesity Intervention

Lap-Band®

We develop, manufacture and market several medical devices for the treatment of obesity. Our principal product in this area, the *Lap-Band®* System, is designed to provide minimally invasive long-term treatment of severe obesity and is used as an alternative to more invasive procedures such as gastric bypass surgery, sleeve gastrectomy, "stapling" or gastric imbrications. The *Lap-Band®* System is an adjustable silicone band that is laparoscopically placed around the upper part of the stomach through a small incision, creating a small pouch at the top of the stomach. The new pouch fills faster, making the patient feel full sooner and, because the adjustable component of the band slows the passage of food, patients retain a feeling of fullness for longer periods of time. In addition to the anatomic effect of the pouch, data also suggests that patients with a properly adjusted band are less hungry due to neurological feedback to the brain.

The *Lap-Band®* System has achieved widespread acceptance in the United States and worldwide. The FDA approved the *Lap-Band®* System in 2001 to treat severe obesity in adults who have failed more conservative weight reduction alternatives. In 2007, we launched the *Lap-Band AP®* System, a next-generation of the *Lap-Band®* System. The *Lap-Band AP®* System has proprietary 360-degree *Omniform®* technology, which is designed to evenly distribute pressure throughout the band's adjustment range. The *Lap-Band AP®* System also comes in two sizes, standard and large, to better serve patients who are physically larger, have thicker gastric walls or have substantial abdominal fat. Over 650,000 *Lap-Band®* System bands have been sold worldwide since 1993. In 2008, we completed enrollment in our pivotal adolescent study of the *Lap-Band®* System in patients aged 14 to 17 and submitted a sPMA to the FDA in 2009 seeking approval to market the *Lap-Band®* System for the treatment of obesity in patients aged 14 to 17. In February 2011, the FDA approved the expanded use of the *Lap-Band®* System for weight reduction in obese adults who have failed more conservative weight reduction alternatives and have a Body Mass Index, or BMI, of 30 to 40 and at least one comorbid condition, such as type-2 diabetes or hypertension.

Orbera™

We also sell the *Orbera™* Intragastric Balloon System, which is a non-surgical alternative for the treatment of overweight and obese adults. Approved for sale in more than 60 countries, including many significant international markets, but not in the United States, the *Orbera™* System includes a silicone elastomer balloon that is filled with saline after transoral insertion into the patient's stomach to reduce stomach capacity and create an earlier sensation of fullness. The *Orbera™* System is removed endoscopically within six months of placement, and is designed to be utilized in conjunction with a comprehensive diet and exercise program.

EasyBand™

In 2007, we completed the acquisition of Swiss medical technology developer EndoArt SA, or EndoArt, a pioneer in the field of telemetrically-controlled, or remote-controlled, gastric bands used to treat morbid obesity and other conditions. The EndoArt acquisition gave us ownership of EndoArt's proprietary technology platform, including *FloWatch®* technology, which powers the *EasyBand™* Remote Adjustable Gastric Band System, or *EasyBand™*, a telemetrically-adjustable gastric banding device for the treatment of morbid obesity. The *EasyBand™*, like the *Lap-Band®* System, is implanted laparoscopically through a small incision. Clinical benefits of the *EasyBand™* are similar to the *Lap-Band®* System's clinical benefits, except that adjustments to the *EasyBand™* are done telemetrically rather than hydraulically.

International Operations

Our international sales represented 37.4%, 34.6% and 35.4% of our total consolidated product net sales for the years ended December 31, 2010, 2009 and 2008, respectively. Our products are sold in over 100 countries.

Marketing activities are coordinated on a worldwide basis, and resident management teams provide leadership and infrastructure for customer-focused, rapid introduction of new products in the local markets.

Sales and Marketing

We sell our products directly through our own sales subsidiaries in 36 countries and additionally through independent distributors in over 100 countries worldwide. We maintain a global marketing team, as well as regional sales and marketing organizations, to support the promotion and sale of our products. We also engage contract sales organizations to promote certain products. Our sales efforts and promotional activities are primarily aimed at eye care professionals, neurologists, physiatrists, dermatologists, plastic and reconstructive surgeons, aesthetic specialty physicians, bariatric surgeons and urologists who use, prescribe and recommend our products. We advertise in professional journals, participate in medical meetings and utilize direct mail and Internet programs to provide descriptive product literature and scientific information to specialists in the ophthalmic, dermatological, medical aesthetics, bariatric, neurology, movement disorder and urology fields. We have developed training modules and seminars to update physicians regarding evolving technology in our products. In 2010, we also utilized direct-to-consumer advertising for our *Botox*® Cosmetic, *Juvéderm*®, the *Lap-Band*® System, *Latisse*®, *Natrelle*® and *Restasis*® products.

Our products are sold to drug wholesalers, independent and chain drug stores, pharmacies, commercial optical chains, opticians, mass merchandisers, food stores, hospitals, group purchasing organizations, integrated direct hospital networks, ambulatory surgery centers and medical practitioners, including ophthalmologists, neurologists, physiatrists, dermatologists, plastic and reconstructive surgeons, aesthetic specialty physicians, bariatric surgeons, pediatricians, urologists and general practitioners. As of December 31, 2010, we employed approximately 3,000 sales representatives throughout the world. We supplement our marketing efforts with exhibits at medical conventions, advertisements in trade journals, sales brochures and national media. In addition, we sponsor symposia and educational programs to familiarize physicians and surgeons with the leading techniques and methods for using our products.

We also utilize distributors for our products in smaller international markets. We transferred back sales and marketing rights for our products from our distributors and established direct operations in Poland and Turkey in the third quarter of 2010, and in the Philippines in the fourth quarter of 2010.

U.S. sales, including manufacturing operations, represented 62.6%, 65.4% and 64.6% of our total consolidated product net sales in 2010, 2009 and 2008, respectively. Sales to Cardinal Health, Inc. for the years ended December 31, 2010, 2009 and 2008 were 13.1%, 13.9% and 12.0%, respectively, of our total consolidated product net sales. Sales to McKesson Drug Company for the years ended December 31, 2010, 2009 and 2008 were 12.1%, 12.8% and 12.3%, respectively, of our total consolidated product net sales. No other country, or single customer, generated over 10% of our total consolidated product net sales.

Research and Development

Our global research and development efforts currently focus on eye care, skin care, neuromodulators, medical aesthetics, obesity intervention, urology and neurology. We have a fully integrated research and development organization with in-house discovery programs, including medicinal chemistry, high throughput screening and biological sciences. We supplement our own research and development activities with our commitment to identify and obtain new technologies through in-licensing, research collaborations, joint ventures and acquisitions.

As of December 31, 2010, we had approximately 1,800 employees involved in our research and development efforts. Our research and development expenditures for 2010, 2009 and 2008 were approximately $804.6 million, $706.0 million and $797.9 million, respectively. The increase in research and development expenses in 2010 compared to 2009 primarily resulted from increased spending on next-generation eye care pharmaceuticals products for the treatment of glaucoma and retinal diseases, *Latisse®* in international markets, *Botox®* for the treatment of overactive bladder, hyaluronic-acid based dermal filler products, tissue regeneration technology acquired in our acquisition of Serica Technologies, Inc., or Serica, and obesity intervention products, partially offset by a reduction in expenses related to the development of *Ozurdex®* for retinal vein occlusion, the development of *Botox®* for the treatment of chronic migraine, and lower upfront payments for technology that has not achieved regulatory approval. Excluding in-process research and development expenditures related to company acquisitions, we have increased our annual investment in research and development by over $416 million in the past five years.

Our strategy includes developing innovative products to address unmet medical needs and conditions associated with aging, and otherwise assisting patients in reaching life's potential. Our top priorities include furthering our leadership in ophthalmology, medical aesthetics and neuromodulators, identifying new potential compounds for sight-threatening diseases such as glaucoma, age-related macular degeneration and other retinal disorders and developing novel therapies for chronic dry eye, pain and genitourinary diseases as well as next-generation breast implants, dermal fillers and obesity intervention devices. We plan to continue to build on our strong market positions in ophthalmic pharmaceuticals, medical aesthetics, medical dermatology, obesity intervention and neurology, and to explore new therapeutic areas that are consistent with our focus on specialty physician groups.

Our research and development efforts for the ophthalmic pharmaceuticals business focus primarily on new therapeutic products for retinal disease, glaucoma and chronic dry eye. As part of our focus on diseases of the retina, we acquired Oculex Pharmaceuticals, Inc. in 2003. With this acquisition, we obtained a novel posterior segment drug delivery system for use with compounds to treat eye diseases, including age-related macular degeneration and other retinal disorders. In 2009, the FDA approved *Ozurdex®* for the treatment of macular edema following retinal vein occlusion, utilizing our proprietary *Novadur™* sustained-release drug delivery system that slowly releases dexamethasone, a potent steroid, to the back of the eye. In the second quarter of 2010, the European Medicines Agency granted marketing authorization for *Ozurdex®* in the European Union. In the third quarter of 2010, the FDA approved *Ozurdex®* to treat non-infectious intermediate and posterior uveitis.

In 2005, we entered into an exclusive licensing agreement with Sanwa Kagaku Kenkyusho Co., Ltd., or Sanwa, to develop and commercialize *Ozurdex®* for the ophthalmic specialty market in Japan. Under the terms of the agreement, Sanwa is responsible for the development and commercialization of *Ozurdex®* in Japan and associated costs. Sanwa will pay us a royalty based on net sales of *Ozurdex®* in Japan, makes clinical development and commercialization milestone payments and reimbursed us for certain expenses associated with our Phase III studies outside of Japan. We are working collaboratively with Sanwa on the clinical development of *Ozurdex®* as well as overall product strategy and management.

In 2009, we entered into a collaboration agreement with Pieris AG, or Pieris, a biopharmaceutical company engaged in the discovery and development of a novel class of targeted human proteins designed to diagnose and treat serious human disorders. The agreement combines Pieris' proprietary technology with our expertise in drug delivery and ophthalmic drug development, with a goal of developing agents for the treatment of serious retinal disorders.

We continue to invest heavily in the research and development of neuromodulators, primarily *Botox®* and *Botox®* Cosmetic. We focus on both expanding the approved indications for *Botox®* and pursuing next-generation neuromodulator-based therapeutics. This includes expanding the approved uses for *Botox®* to include treatment for spasticity, OAB and benign prostatic hyperplasia. We are also developing a new targeted neuromodulator for use in post herpetic neuralgia and overactive bladder. We are also continuing our investment in the areas of biologic process development and manufacturing and the next-generation of neuromodulator products, and we are conducting a Phase IV study of *Botox®* for the treatment of palmar hyperhidrosis, as part of our conditions of approval for axillary hyperhidrosis by the FDA. In addition, GSK received approval of *Botox®* in Japan for the treatment of glabellar lines and equinus foot due to lower limb spasticity in juvenile cerebral palsy patients and launched *Botox®* in Japan for these indications in 2009 with the glabellar lines indication marketed as *Botox Vista®*. GSK also received approval of *Botox®* in China for the treatment of glabellar lines during 2009. In the first quarter of 2010, we reacquired from GSK all rights to develop and sell *Botox®* in Japan and China for all cosmetic indications. In the third quarter of 2010, the Medicines and Healthcare Products Agency in the United Kingdom also approved *Botox®* for the preventative treatment of headaches in adults with chronic migraine. In the second quarter of 2010, the FDA approved *Botox®* for treatment of increased muscle stiffness in the elbow, wrist and fingers in adults with upper limb spasticity. In the fourth quarter of 2010, the FDA approved *Botox®* for preventative treatment of headaches in adults with chronic migraine. We also filed a sBLA with the FDA in the fourth quarter of 2010 for the use of *Botox®* in the treatment of urinary incontinence due to neurogenic detrusor overactivity resulting from neurogenic bladder and we are currently seeking approval in the European Union and Canada. In the fourth quarter of 2010, we also received approval of *Botox®* in Japan for the treatment of upper and lower limb spasticity.

In January 2011, we entered into a collaboration agreement and a co-promotion agreement with MAP Pharmaceuticals, Inc., or MAP, for the exclusive development and commercialization by us and MAP of *Levadex*™ within the United States to certain headache specialist physicians for the treatment of acute migraine in adults, migraine in adolescents 12 to 18 years of age and other indications that may be approved by the parties. *Levadex*™ is a self-administered, orally inhaled therapy consisting of a proprietary formulation of dihydroergotamine delivered using MAP's proprietary *Tempo®* delivery system, which has completed Phase III clinical development for the treatment of acute migraine in adults.

We have a strategic research collaboration and license agreement with ExonHit Therapeutics, or ExonHit. The goals of this collaboration are to identify new molecular targets based on ExonHit's gene profiling *DATAS*™ technology and to work collaboratively to develop unique compounds and commercial products based on these targets. Our strategic alliance with ExonHit provides us with the rights to compounds developed in the fields of neurodegenerative disease, pain and ophthalmology. In 2009, we extended and expanded the scope of our collaboration with ExonHit.

In 2008, we entered into a strategic collaboration arrangement with Spectrum Pharmaceuticals, Inc., or Spectrum, to develop and commercialize apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer. Under the collaboration, Spectrum is conducting two Phase III clinical trials to explore apaziquone's safety and efficacy as a potential treatment for non-muscle invasive bladder cancer following surgery. In 2009, the FDA granted Fast Track Designation for the investigation of apaziquone for the treatment of non-muscle invasive bladder cancer. Spectrum completed enrollment in the two Phase III clinical trials in 2009. Spectrum is conducting the apaziquone clinical trials pursuant to a joint development plan, and we bear the majority of these expenses. We will also make certain additional payments to Spectrum based on the achievement of certain development, regulatory and commercialization milestones and, following approval in countries outside of the United States and Asia, will make certain royalty payments on sales in such countries.

In the first quarter of 2010, we acquired Serica, a medical device company focused on the development of biodegradable silk-based scaffolds for use in tissue regeneration, including breast augmentation, revision and reconstruction and general surgical applications.

In the first quarter of 2010, we entered into a global agreement with Bristol-Myers Squibb Company, or Bristol-Myers Squibb, for the development and commercialization of AGN-209323, a Phase II-ready, orally administered small molecule in clinical development for neuropathic pain. Under the agreement, we received an upfront milestone payment and, if successful, will receive further milestone payments and royalties.

In the first quarter of 2010, we also entered into a strategic development and license agreement with Serenity Pharmaceuticals, LLC, or Serenity, for the development and commercialization of Ser-120, a Phase III investigational drug currently in clinical development for the treatment of nocturia, a urological disorder in adults characterized by frequent urination at night time. Under the agreement, we received an exclusive worldwide license to develop, manufacture and commercialize Ser-120 for all potential indications, except under certain circumstances, pediatric bedwetting, which will remain with Serenity. In the third quarter of 2010, the Phase III clinical trials failed to meet their primary efficacy endpoints and we are currently evaluating a revised clinical plan.

We also continue to invest in research and development around our *Juvéderm*® family of dermal filler products, including preparation for and ongoing clinical trials for *Juvederm*® *Voluma*™, a volumizing filler.

In connection with our obesity intervention products, we are conducting a clinical study of the *Orbera*™ System, with the goal of obtaining approval in the United States. In addition, in 2008, we completed enrollment in a pivotal adolescent study of *Lap-Band*® patients aged 14 to 17 and submitted a sPMA to the FDA in 2009 seeking approval to market the *Lap-Band*® System for the treatment of obesity in patients aged 14 to 17. In February 2011, the FDA approved the expanded use of the *Lap-Band*® System for weight reduction in obese adults who have failed more conservative weight reduction alternatives and have a BMI of 30 to 40 and at least one comorbid condition, such as type-2 diabetes or hypertension.

The continuing introduction of new products supplied by our research and development efforts, including our clinical development projects, and in-licensing opportunities are critical to our success. There are intrinsic uncertainties associated with research and development efforts and the regulatory process. We cannot assure you that any of the research projects, clinical development projects or pending drug marketing approval applications will result in new products that we can commercialize. Delays or failures in one or more significant research or clinical development projects and pending drug marketing approval applications could have a material adverse effect on our future operations.

Manufacturing

We manufacture the majority of our commercial products in our own plants located at the following locations: Westport, Ireland; Waco, Texas; San José, Costa Rica; Annecy, France; and Guarulhos, Brazil. In connection with our 2010 acquisition of Serica, we produce clinical supplies of biodegradable silk-based scaffolds at a leased facility in Massachusetts. We maintain sufficient manufacturing capacity at these facilities to support forecasted demand as well as a modest safety margin of additional capacity to meet peaks of demand and sales growth in excess of expectations. We increase our capacity as required in anticipation of future sales increases. In the event of a very large or very rapid unforeseen increase in market demand for a specific product or technology, supply of that product or technology could be negatively impacted until additional capacity is brought on line. Third parties manufacture a small number of commercial products for us, including *Sanctura*®, *Sanctura XR*®, *Lastacaft*™ and *Aczone*® gel. For a discussion of the risks relating to the use of third party manufacturers, see Item 1A of Part I of this report, "Risk Factors — We could experience difficulties obtaining or creating the raw materials or components needed to produce our products and interruptions in the supply of raw materials or components could disrupt our manufacturing and cause our sales and profitability to decline."

In 2007, we announced the closing of the collagen manufacturing facility in Fremont, California that we acquired in our acquisition of Inamed Corporation, or Inamed, and we substantially completed all restructuring activities and closed the facility in 2008. Before closing the facility, we manufactured a sufficient quantity of our collagen products to meet estimated remaining market demand. In 2009, we closed our Arklow, Ireland breast implant manufacturing facility and transferred manufacturing to our San José, Costa Rica manufacturing plant.

We are a vertically integrated producer of plastic parts and produce our own bottles, tips and caps for use in the manufacture of our ophthalmic solutions. Additionally, we ferment, purify and characterize the botulinum toxin used in our product *Botox*®. With these two exceptions, we purchase all other significant raw materials and parts for medical devices from qualified domestic and international sources. Where practical, we maintain more than one supplier for each material, and we have an ongoing alternate program that identifies additional sources of key raw materials. In some cases, however, most notably with active pharmaceutical ingredients and silicone raw materials, we are a niche purchaser, which, in certain cases, are sole sourced. These sources are identified in filings with regulatory agencies, including the FDA, and cannot be changed without prior regulatory approval. In these cases, we maintain inventories of the raw material itself and precursor intermediates to mitigate the risk of interrupted supply. A lengthy interruption of the supply of one of these materials and parts for medical devices could adversely affect our ability to manufacture and supply commercial products. A small number of the raw materials required to manufacture certain of our products are derived from biological sources which could be subject to contamination and recall by their suppliers. We use multiple lots of these raw materials at any one time in order to mitigate such risks. However, a shortage, contamination or recall of these products could disrupt our ability to maintain an uninterrupted commercial supply of our finished goods.

Manufacturing facilities producing pharmaceutical and medical device products intended for distribution in the United States and internationally are subject to regulation and periodic review by the FDA, international regulatory authorities and European notified bodies for certain of our medical devices. All of our facilities are currently approved by the FDA, the relevant notified bodies and other foreign regulatory authorities to manufacture pharmaceuticals and medical devices for distribution in the United States and international markets.

Competition

The pharmaceutical and medical device industries are highly competitive and require an ongoing, extensive search for technological innovation. They also require, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Numerous companies are engaged in the development, manufacture and marketing of health care products competitive with those that we manufacture, develop and market. Many of our competitors have greater resources than we have. This enables them, among other things, to make greater research and development investments and spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. Our competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical and medical device industries include industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information. We believe that our products principally compete on the basis of quality, clinical data, product design, an experienced sales force, physicians' and surgeons' familiarity with our products and brand names, effective marketing campaigns, including direct-to-consumer advertising, regional warranty programs and our ability to identify and develop or license patented products embodying new technologies. In addition to the information provided below, please see Item 3 of Part I of this report, "Legal Proceedings," for information concerning current litigation regarding our products and intellectual property.

Specialty Pharmaceuticals Segment

Eye Care Products

Our eye care pharmaceutical products, including *Acular®, Acular LS®, Acular® PF, Acuvail®, Alocril®, Alphagan®, Alphagan® P* 0.15%, *Alphagan® P* 0.1%, *Combigan®, Elestat®, Ganfort™, Lastacaft™, Lumigan®* 0.03%, *Lumigan®* 0.01%, *Ozurdex®, Pred Forte®, Refresh®, Relestat®, Restasis®, Zymar®* and *Zymaxid®*, face extensive competition from Alcon Laboratories, Inc./Novartis AG, Bausch & Lomb Inc., Genentech/Hoffman La Roche AG, Inspire, Ista Pharmaceuticals, Inc., Merck & Co., Inc., Pfizer Inc. and Santen Seiyaku. For our eye care products to be successful, we must be able to manufacture and effectively detail them to a sufficient number of eye care professionals such that they use or continue to use our current products and the new products we may introduce. Glaucoma must be treated over an extended period and doctors may be reluctant to switch a patient to a new treatment if the patient's current treatment for glaucoma is effective and well tolerated.

We also face competition from generic drug manufacturers in the United States and internationally. For instance, in 2010, *Alphagan® P* 0.15% and our *Acular®* products faced generic competition in the United States. A generic form of *Zymar®* produced by Apotex Inc. is pending FDA approval. The FDA has granted tentative approval of a generic form of *Elestat®* produced by Sandoz, Inc., PharmaForce, Inc. and Apotex Inc. but as of February 2011 no generic has been launched. In 2009, we received paragraph IV Hatch-Waxman Act certifications from Sandoz, Hi-Tech Pharmacal Co., and Alcon Research, Ltd., seeking FDA approval of generic forms of *Combigan®* and Barr Laboratories, Inc. seeking FDA approval of a generic form of *Lumigan®*. In February 2011, we received a paragraph IV Hatch-Waxman Act certification in which the applicant purports to have sought FDA approval of a generic form of *Zymaxid®*.

Neuromodulators

Botox® was the only neuromodulator approved by the FDA until 2000, when the FDA approved *Myobloc®* (rimabotulinumtoxinB), a neuromodulator formerly marketed by Elan Pharmaceuticals and Solstice Neurosciences Inc. and marketed by US Worldmeds since 2010. In 2009, the FDA approved *Dysport™* (abobotulinumtoxinA) for the treatment of cervical dystonia and glabellar lines, which is marketed by Ipsen Ltd., or Ipsen, and Medicis Pharmaceutical Corporation, or Medicis, respectively. The approved package for *Dysport™* included a boxed warning regarding the symptoms associated with the spread of botulinum toxin beyond the injection site. Additionally, the FDA approved Ipsen's and Medicis' REMS program, which addresses the lack of interchangeability of botulinum toxin products and the risks associated with the spread of botulinum toxin beyond the injection site. Ipsen has marketed *Dysport™* for therapeutic indications in Europe since 1991, prior to our European commercialization of *Botox®* in 1992. In 2006, Ipsen received marketing authorization for a cosmetic indication for *Dysport™* in Germany. In 2007, Ipsen granted Galderma, a joint venture between Nestle and L'Oréal Group, an exclusive development and marketing license for *Dysport™* for cosmetic indications in the European Union, Russia, Eastern Europe and the Middle East, and first rights of negotiation for other countries around the world, except the United States, Canada and Japan. In 2008, Galderma became Ipsen's sole distributor for *Dysport™* in Brazil, Argentina and Paraguay. In 2009, the health authorities of 15 European Union countries approved *Dysport™* for glabellar lines under the trade name *Azzalure™*. In the fourth quarter of 2010, Galderma announced its plan to acquire Q-Med A.B., a Swedish company that markets several products for various therapeutic areas derived from hyaluronic acid, including *Restylane®* and *Perlane™* dermal fillers.

In addition, Merz Pharmaceuticals', or Merz's, botulinum toxin product *Xeomin®*, is currently approved for therapeutic indications in Germany and several other countries in the European Union. *Xeomin®* was approved by the FDA in the third quarter of 2010 for cervical dystonia and blepharospasm in adults previously treated with *Botox®*. Merz is currently pursuing FDA approval of *Xeomin®* for cosmetic use in the United States. In 2009, Merz received approval of *Bocouture®* (rebranded from *Xeomin®*) for glabellar lines in Germany. In 2010, *Bocouture®* was approved in significant markets within the European Union. *Xeomin®* is also approved for glabellar lines in Argentina and Mexico. In the first quarter of 2010, Merz acquired Bioform Medical Inc., or Bioform, a California-based company that markets *Radiesse®*, a calcium hydroxylapatite filler. Merz also previously acquired rights from Anteis S.A., a Swiss company, to market *Belotero®*, a hyaluronic acid filler, in certain European markets, the United States and Canada. The FDA accepted Merz's registration file for *Belotero®* in 2009.

Mentor Worldwide LLC, a division of Johnson & Johnson, or Mentor, is conducting clinical trials for a competing neuromodulator in the United States which Mentor has indicated that it expects to be approved in 2012 or beyond. A Korean botulinum toxin, *Meditoxin®*, was approved for sale in Korea in 2006. The company, Medy-Tox Inc., received exportation approval from Korean authorities in early 2005 to ship their product under the trade name *Neuronox®*. *Neuronox®* is marketed in Hong Kong, India and Thailand. *Meditoxin®* is approved in approximately seven South American countries, including Brazil and Columbia, under various trade names.

In addition, we are aware of competing neuromodulators currently being developed and commercialized in Asia, Europe, South America and other markets. A Chinese entity, Lanzhou Biological Institute, received approval to market a botulinum toxin in China in 1997 under the tradename HengLi, and has launched its botulinum toxin product in other lightly regulated markets in Asia, South America and Central America under several trade names. These lightly regulated markets may not require adherence to the FDA's current Good Manufacturing Practice regulations, or cGMPs, or the regulatory requirements of the European Medical Evaluation Agency or other regulatory agencies in countries that are members of the Organization for Economic Cooperation and Development. While these products are unlikely to meet stringent U.S. regulatory standards, the companies operating in these markets may be able to produce products at a lower cost than we can.

Our sales of *Botox*® could be materially and negatively impacted by this competition or competition from other companies that might obtain FDA approval or approval from other regulatory authorities to market a neuromodulator.

Skin Care Product Line

Our skin care products, including *Aczone*®, *Tazorac*®, *Avage*®, *M.D. Forte*®, *Prevage*® MD, *Vivité*® and *Latisse*® focus on the acne, psoriasis, physician-dispensed skin care and eyelash growth markets, particularly in the United States and Canada, and compete with many other skin care products from companies, including among others, Dermik, a division of Sanofi-Aventis, Galderma, Medicis, Stiefel Laboratories, Inc., a division of GSK, Novartis AG, Merck & Co., Inc., Johnson & Johnson, Obagi Medical Products, Inc., L'Oréal Group, SkinMedica, Inc. and Valeant Pharmaceuticals International, many of which have greater resources than us. We also compete with over-the-counter products that are designed to treat skin care issues similar to those for which our products are indicated. For example, *Aczone*® faces competition from several generic and over-the-counter products, which provide lower-priced options for the treatment of acne. We also face competition from generic skin care products in the United States and internationally.

Urologics

Our products for the treatment of OAB, *Sanctura*® and *Sanctura XR*®, compete with several other OAB treatment products, many of which have been on the market for a longer period of time, including Pfizer Inc.'s *Detrol*®, *Detrol*® *LA* and *Toviaz*™, Watson Pharmaceuticals, Inc.'s *Oxytrol*® and *Gelnique*™, Warner Chilcott PLC's *Enablex*® and Astellas Pharma US, Inc. and GSK's *Vesicare*® and certain generic OAB products. We also face competition from generic urologic drug manufacturers in the United States and internationally. In 2009, we received paragraph 4 Hatch-Waxman Act certifications from Watson Pharmaceuticals, Inc. seeking FDA approval of a generic form of *Sanctura XR*®. In 2010, a generic version of *Sanctura*® was launched in the United States. For our urologics products to be successful, we must be able to effectively detail our products to a sufficient number of urologists, obstetrician/gynecologists, primary care physicians and other medical specialists such that they recommend our products to their patients. We will also have to demonstrate that our products are safe and reduce patients' sense of urgency, frequency and urge urinary incontinence episodes while also having limited side effects, such as dry mouth, constipation, blurred vision, drowsiness and headaches. We also have to demonstrate the effectiveness of our urologics products to Medicare and other governmental agencies to secure an appropriate and competitive level of reimbursement.

Medical Devices Segment

Breast Aesthetics

We compete in the U.S. breast implant market with Mentor. Mentor announced that, like us, it received FDA approval in 2006 to sell its silicone breast implants in the United States. The conditions under which Mentor is allowed to market its silicone breast implants in the United States are similar to ours, including indications for use and the requirement to conduct post-marketing studies. If patients or physicians prefer Mentor's breast implant products to ours or perceive that Mentor's breast implant products are safer than ours, our sales of breast implants could materially suffer. In the United States, Sientra, Inc. is conducting clinical studies of saline and silicone gel breast implant products. Internationally, we compete with several manufacturers, including Mentor, Silimed, Arion, BioSil Ltd, Cereplas, Eurosilicone, Nagor, Poly Implant Prostheses, Polytech and several Chinese implant manufacturers.

Obesity Intervention

Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, received FDA approval in 2007 to market its gastric band product, the *Realize*™ Personalized Banding Solution, in the United States. The *Realize*™ band competes with our *Lap-Band*® System. Outside the United States, the *Lap-Band*® System competes primarily with the *Realize*™ band, Helioscopie SA's *Heliogast*® adjustable gastric ring and Medical Innovation Developpement SAS's *Midband*™ gastric band. The *Lap-Band*® System also competes indirectly with surgical obesity procedures, including gastric bypass, vertical banded gastroplasty, sleeve gastrectomy, gastric imbrication and biliopancreatic diversion. No intragastric balloons for the treatment of obesity are commercially available in the United States. Outside the United States, our *Orbera*™ products compete with Helioscopie SA's *Heliosphere*™ intragastric balloon and intragastric balloon products from Silimed and Spatz FGIA, Inc. in certain countries in the European Union and Latin America.

Facial Aesthetics

Our facial products compete in the dermatology and plastic surgery markets with other hyaluronic acid products and animal- or cadaver-based collagen products as well as other polymer/bioceramic- based injectables, and indirectly with substantially different treatments, such as laser treatments, chemical peels, fat injections and botulinum toxin-based products. In addition, several companies are engaged in research and development activities examining the use of collagen, hyaluronic acids and other biomaterials for the correction of soft tissue defects. In the United States, our dermal filler products, including *Juvéderm*® Ultra and Ultra Plus, compete with Medicis' products' *Restylane*® and *Perlane*™, which were approved by the FDA in 2004 and in 2007, respectively. In the first quarter of 2010, the FDA approved our lidocaine containing *Juvéderm*® Ultra XC and Ultra Plus XC. In the first quarter of 2010, the FDA also approved new formulations of *Restylane*® and *Perlane*™ containing lidocaine. In addition, we compete with Merz's *Radiesse*®, a calcium hydroxylapatite dermal filler from BioForm, which received FDA approval in 2006, as well as Sanofi-Aventis' *Sculptra*® and Mentor's *Prevelle*™. Internationally, we compete with Q-Med's range of *Restylane*® and *Perlane*™ products, as well as products from Sanofi-Aventis, Teoxane, Anteis and a large number of other hyaluronic acid, bioceramic, protein and other polymer-based dermal fillers.

Government Regulation

Specialty Pharmaceuticals Segment

Drugs and biologics are subject to regulation by the FDA, state agencies and by foreign health agencies. Pharmaceutical products and biologics are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of the products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and its implementing regulations with respect to drugs and the Public Health Services Act and its implementing regulations with respect to biologics, and by comparable agencies in foreign countries. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

The process required by the FDA before a new drug or biologic may be marketed in the United States is long, expensive, and inherently uncertain. We must complete preclinical laboratory and animal testing, submit an Investigational New Drug Application, which must become effective before United States clinical trials may begin, and perform adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic for its intended use. Clinical trials are typically conducted in three sequential phases, which may overlap, and must satisfy extensive Good Clinical Practice regulations and informed consent regulations. Further, an independent institutional review board, or IRB, for each medical center or medical practice proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center or practice and must monitor the study until completed. The FDA, the IRB or the study sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. In addition, the Food and Drug Administration Amendments Act of 2007, or FDAAA, imposes certain clinical trial registry obligations on study sponsors, including the posting of detailed trial design and trial results in the FDA public databases.

We must submit a New Drug Application, or NDA, for a new drug, or a Biologics License Application, or BLA, for a biologic to the FDA, and the NDA or BLA must be reviewed and approved by the FDA before the drug or biologic may be legally marketed in the United States. To satisfy the criteria for approval, a NDA or BLA must demonstrate the safety and efficacy of the product based on results of preclinical studies and the three phases of clinical trials. Both NDAs and BLAs must also contain extensive manufacturing information, and the applicant must pass an FDA pre-approval inspection of the manufacturing facilities at which the drug or biologic is produced to assess compliance with the FDA's current cGMPs prior to commercialization. Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based on the type, complexity and novelty of the product, and we cannot be certain that any approvals for our products will be granted on a timely basis, or at all.

Once approved, the FDA may require post-marketing clinical studies, known as Phase IV studies, and surveillance programs to monitor the effect of approved products. The FDA may limit further marketing of the product based on the results of these post-market studies and programs. Further, any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, may require the submission of a new or supplemental NDA or BLA, which may require that we develop additional data or conduct additional preclinical studies and clinical trials.

The manufacture and distribution of drugs and biologics are subject to continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences associated with the drug, and cGMPs, which regulate all aspects of the manufacturing process and impose certain procedural and documentation requirements. Drug and biologic manufacturers and their subcontractors are required to register their establishments, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with regulation requirements. Further, the FDAAA, which went into law in 2007, provided the FDA with additional authority over post-market safety. The FDAAA permits the FDA to require sponsors to conduct post-approval clinical studies, to mandate labeling changes based on new safety information and to require sponsors to implement a REMS program. The FDA may require a sponsor to submit a REMS program before a product is approved, or after approval based on new safety information. A REMS program may include a medication guide, a patient package insert, a plan for communicating risks to health care providers or other elements that the FDA deems necessary to assure the safe use of the drug. If the manufacturer or distributor fails to comply with the statutory and regulatory requirements, or if safety concerns arise, the FDA may take legal or regulatory action, including civil or criminal penalties, suspension, withdrawal or delay in the issuance of approvals, or seizure or recall of products, any one or more of which could have a material adverse effect upon us.

The FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals and biologics, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities including Internet marketing. Drugs and biologics can only be marketed for approved indications and in accordance with the labeling approved by the FDA. Failure to comply with these regulations can result in penalties, including the issuance of warning letters directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and federal and state civil and criminal investigations and prosecutions. The FDA does not, however, regulate the behavior of physicians in their practice of medicine and choice of treatment. Physicians may prescribe (although manufacturers are not permitted to promote) legally available drugs and biologics for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties.

We are also subject to various laws and regulations regarding laboratory practices, the housing, care and experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA and Department of Justice have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay our operations and issue approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us.

Internationally, the regulation of drugs is also complex. In Europe, our products are subject to extensive regulatory requirements. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by the European Medicines Agency and national Ministries of Health. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting adverse events to the competent authorities. The European Union procedures for the authorization of medicinal products are intended to improve the efficiency of operation of both the mutual recognition and centralized procedures to license medicines. Similar rules and regulations exist in all countries around the world. Additionally, new rules have been introduced or are under discussion in several areas, including the harmonization of clinical research laws and the law relating to orphan drugs and orphan indications. Outside the United States, reimbursement pricing is typically regulated by government agencies.

The total cost of providing health care services has been and will continue to be subject to review by governmental agencies and legislative bodies in the major world markets, including the United States, which are faced with significant pressure to lower health care costs. Legislation passed in recent years has imposed certain changes to the way in which pharmaceuticals, including our products, are covered and reimbursed in the United States. For instance, federal legislation and regulations have created a voluntary prescription drug benefit, Medicare Part D, and have imposed significant revisions to the Medicaid Drug Rebate Program. The recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, imposes yet additional changes to these programs. Beginning in 2011, PPACA requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D. PPACA also increases manufacturer's rebate liability under the Medicaid Drug Rebate Program. In addition, the PPACA establishes annual, non-deductible fees on any entity that manufactures or imports certain branded prescription drugs and biologics, beginning in 2011, and a deductible excise tax on any entity that manufactures or imports certain medical devices offered for sale in the United States, beginning in 2013. Already in 2010, incremental rebates were levied for Medicaid and the 340B program was expanded to extend manufacturers' rebate responsibilities for outpatient drugs to additional providers, including certain children's hospitals, free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals. Finally, there is growing political pressure to allow the importation of pharmaceutical and medical device products from outside the United States. These reimbursement restrictions or other price reductions or controls or imports of pharmaceutical or medical device products from outside of the United States could materially and adversely affect our revenues and financial condition. Additionally, price reductions and rebates have recently been mandated in several European countries, principally Germany, Italy, Spain, the United Kingdom, Turkey and Greece. Certain products are also no longer eligible for reimbursement in France, Italy and Germany. Reference pricing is used in several markets around the world to reduce prices. Furthermore, parallel trade within the European Union, whereby products flow from relatively low-priced to high-priced markets, has been increasing.

We cannot predict the likelihood or pace of any significant regulatory or legislative action in these areas, nor can we predict whether or in what form health care legislation being formulated by various governments will be passed. Initiatives in these areas could subject Medicare and Medicaid reimbursement rates to change at any time. We cannot predict with precision what effect such governmental measures would have if they were ultimately enacted into law. However, in general, we believe that such legislative activity will likely continue.

Medical Devices Segment

Medical devices are subject to regulation by the FDA, state agencies and foreign government health agencies. FDA regulations, as well as various U.S. federal and state laws, govern the development, clinical testing, manufacturing, labeling, record keeping and marketing of medical device products. Our medical device product candidates, including our breast implants, must undergo rigorous clinical testing and an extensive government regulatory clearance or approval process prior to sale in the United States and other countries. The lengthy process of clinical development and submissions for approvals, and the continuing need for compliance with applicable laws and regulations, require the expenditure of substantial resources. Regulatory clearance or approval, when and if obtained, may be limited in scope, and may significantly limit the indicated uses for which a product may be marketed. Approved products and their manufacturers are subject to ongoing review, and discovery of previously unknown problems with products may result in restrictions on their manufacture, sale, use or their withdrawal from the market.

Our medical device products are subject to extensive regulation by the FDA in the United States. Unless an exemption applies, each medical device we market in the United States must have a 510(k) clearance or a Premarket Approval, or PMA, application in accordance with the FFDCA and its implementing regulations. The FDA classifies medical devices into one of three classes, depending on the degree of risk associated with each medical device and the extent of controls that are needed to ensure safety and effectiveness. Devices deemed to pose a lower risk are placed in either Class I or Class II, which may require the manufacturer to submit to the FDA a premarket notification under Section 510(k) of the FFDCA requesting permission for commercial distribution. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed to be not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. In general, a Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA application. The majority of our medical device products, including our breast implants, are regulated as Class III medical devices.

When we are required to obtain a 510(k) clearance for a device we wish to market, we must submit a premarket notification to the FDA demonstrating that the device is "substantially equivalent" to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA had not yet called for the submission of PMA applications. By regulation, the FDA is required to respond to a 510(k) premarket notification within 90 days after submission of the notification, although clearance can take significantly longer. If a device receives 510(k) clearance, any modification that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, design or manufacture requires a new 510(k) clearance or PMA approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained.

In response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced 25 actions that the FDA intends to implement during 2011 to reform the review process governing the clearance of medical devices. Key actions, to be carried out through forthcoming FDA guidance to industry, include clarifying when clinical data should be included in a premarket submission and requiring medical device manufacturers to submit a brief description of scientific information regarding safety and effectiveness for select higher-risk devices. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. The FDA has submitted additional proposed actions to the Institute of Medicine, or IOM, for review and may implement further 510(k) reform measures in the future. We cannot predict the impact that these regulatory actions and FDA's forthcoming guidance will have on the clearance of any new or modified medical device products that are currently pending FDA review or that we may develop in the future.

A PMA application must be submitted if the device cannot be cleared through the 510(k) process. The PMA process is much more demanding than the 510(k) clearance process. A PMA application must be supported by extensive information, including data from preclinical and clinical trials, sufficient to demonstrate to the FDA's satisfaction that the device is safe and effective for its intended use. The FDA, by statute and regulation, has 180 days to review and accept a PMA application, although the review generally occurs over a significantly longer period of time, and can take up to several years. The FDA may also convene an advisory panel of experts outside the FDA to review and evaluate the PMA application and provide recommendations to the FDA as to the approvability of the device. New PMA applications or supplemental PMA applications are required for significant modifications to the manufacturing process, labeling and design of a medical device that is approved through the PMA process. PMA supplements require information to support the changes and may include clinical data.

A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) premarket notification. As noted above, the FDA intends to clarify when clinical data should be included in 510(k) premarket submissions. Clinical trials generally require submission of an application for an investigational device exemption, which must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound, as well as approval by the FDA and the IRB overseeing the trial. In addition, the FDAAA imposes certain clinical trial registry obligations on study sponsors. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the study subjects are being exposed to an unacceptable health risk. The results of clinical testing may not be sufficient to obtain approval of the product.

After a device is placed on the market, numerous regulatory requirements apply. These include:

- establishing registration and device listings with the FDA;
- Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control documentation and other quality assurance procedures during the manufacturing process;
- labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;
- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and
- corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a health risk.

The FDA imposes a number of complex regulatory requirements on entities that advertise and promote medical devices, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities including Internet marketing. Medical devices can only be marketed for indications approved or cleared by the FDA. Failure to comply with these regulations can result in penalties, the issuance of warning letters directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and federal and state civil and criminal investigations and prosecutions. The FDA does not, however, regulate physicians in their practice of medicine and choice of treatment. Physicians may prescribe (although manufacturers are not permitted to promote) legally available devices for uses that are not described in the product's labeling and that differ from those tested by us and approved or cleared by the FDA. Such off-label uses are common across medical specialties.

A Class III device may have significant additional obligations imposed in its conditions of approval. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the

FDA and other regulatory authorities, and these inspections may include the manufacturing facilities of our subcontractors or other third party manufacturers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters or untitled letters; fines, injunctions and civil penalties; recall or seizure of our products; operating restrictions, partial suspension or total shutdown of production; refusing our request for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMAs that are already granted; and criminal prosecution.

Products that are marketed in the European Union, or EU, must comply with the requirements of the Medical Device Directive, or MDD, as implemented in the national legislation of the EU member states. The MDD, as implemented, provides for a regulatory regime with respect to the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices to ensure that medical devices marketed in the EU are safe and effective for their intended uses. Medical devices that comply with the MDD, as implemented, are entitled to bear a CE marking and may be marketed in the EU. Medical device laws and regulations similar to those described above are also in effect in many of the other countries to which we export our products. These range from comprehensive device approval requirements for some or all of our medical device products to requests for product data or certifications. Failure to comply with these domestic and international regulatory requirements could affect our ability to market and sell our products in these countries.

Medical devices are also subject to review by governmental agencies and legislative bodies in the major world markets, including the United States, which are faced with significant pressure to lower health care costs. Governments may delay reimbursement decisions after a device has been approved by the appropriate regulatory agency, impose rebate obligations or restrict patient access. In the United States, as mentioned in the previous section, the PPACA includes a number of provisions affecting the device industry, such as a new deductible excise tax on any entity that manufactures or imports certain medical devices offered for sale in the United States, beginning in 2013. In addition, among other things, the PPACA also establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research. We expect that the PPACA, as well as other health care reform measures that may be adopted in the future, could have a material adverse effect on our industry generally and our ability to successfully commercialize our products or could limit or eliminate our spending on certain development projects.

Other Regulations

We are subject to federal, state, local and foreign environmental laws and regulations, including the U.S. Occupational Safety and Health Act, the U.S. Toxic Substances Control Act, the U.S. Resource Conservation and Recovery Act, Superfund Amendments and Reauthorization Act, Comprehensive Environmental Response, Compensation and Liability Act and other current and potential future federal, state or local regulations. Our manufacturing and research and development activities involve the controlled use of hazardous materials, chemicals and biological materials, which require compliance with various laws and regulations regarding the use, storage and disposal of such materials. We cannot assure you, however, that environmental problems relating to properties owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part. In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal.

Additionally, we are subject to domestic and international laws and regulations pertaining to the privacy and security of personal health information, including but not limited to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, collectively, HIPAA. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g., health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrollment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent then HIPAA.

We are also subject to various federal and state laws pertaining to health care "fraud and abuse" and gifts to health care practitioners. For example, the federal Anti-Kickback Statute makes it illegal to solicit, offer, receive or pay any remuneration, directly or indirectly, in cash or in kind, in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular product, for which payment may be made under government health care programs such as Medicare and Medicaid. The U.S. federal government has published regulations that identify "safe harbors" or exemptions for certain practices from enforcement actions under the Anti-Kickback Statute. We seek to comply with the safe harbors where possible. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Moreover, recent health care reform legislation has strengthened these laws. For example, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes.

Furthermore, the federal False Claims Act prohibits anyone from, among other things, knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid), claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. HIPAA prohibits executing a scheme to defraud any health care benefit program or making false statements relating to health care matters. In addition, many states have adopted laws similar to the federal fraud and abuse laws discussed above, which, in some cases, apply to all payors whether governmental or private. Our activities, particularly those relating to the sale and marketing of our products, may be subject to scrutiny under these and other laws. In the third quarter of 2010, we entered into a five-year corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services as part of our settlement agreement with the U.S. Attorney, U.S. Department of Justice for the Northern District of Georgia and other federal agencies regarding our alleged sales and marketing practices in connection with certain therapeutic uses of *Botox*®. Failure to comply with the terms of the corporate integrity agreement could result in substantial civil or criminal penalties and being excluded from government health care programs. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid).

Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs to ensure compliance with these laws. Under California law, pharmaceutical companies must adopt a comprehensive compliance program that is in accordance with both the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers, or OIG Guidance, and the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, or the PhRMA Code. The PhRMA Code seeks to promote transparency in relationships between health care professionals and the pharmaceutical industry and to ensure that pharmaceutical marketing activities comport with the highest ethical standards. The PhRMA Code contains strict limitations on certain interactions between health care professionals and the pharmaceutical industry relating to gifts, meals, entertainment and speaker programs, among others. Similarly, the Advanced Medical Technology Association's Revised Code of Ethics, or the AdvaMed Code, also seeks to ensure that medical device companies and health care professionals have collaborative relationships that meet high ethical standards, that medical decisions are based on the best interests of patients, and that medical device companies and health care professionals comply with applicable laws, regulations and government guidance. To that end, the AdvaMed Code provides guidance regarding how medical device companies may comply with certain aspects of the anti-kickback laws and OIG Guidance by outlining ethical standards for interactions with health care professionals. In addition, certain states, such as Massachusetts and Minnesota, have also imposed restrictions on the types of interactions that pharmaceutical and medical device companies or their agents (e.g., sales representatives) may have with health care professionals, including bans or strict limitations on the provision of meals, entertainment, hospitality, travel and lodging expenses, and other financial support, including funding for continuing medical education activities.

Patents, Trademarks and Licenses

We own, or have licenses under, numerous U.S. and foreign patents relating to our products, product uses and manufacturing processes. We believe that our patents and licenses are important to all segments of our business.

With the exception of the U.S. and European patents relating to *Lumigan*®, *Lumigan*® 0.01%, *Alphagan*® *P* 0.15%, *Alphagan*® *P* 0.1%, *Combigan*®, *Ganfort*™ and the U.S. patents relating to *Restasis*®, *Zymaxid*®, *Acuvail*®, *Lastacaft*™ and *Latisse*®, no one patent or license is materially important to our specialty pharmaceuticals segment. The U.S. patents covering *Lumigan*® 0.03% expire in 2012 and 2014. The European patents covering *Lumigan*® 0.03% expire in various countries between 2013 and 2017. The U.S. marketing exclusivity for *Lumigan*® 0.01% expires in August 2013. The U.S. patents covering *Lumigan*® 0.01% expire in 2012, 2014 and 2027. The European patents covering *Lumigan*® 0.01% expire between 2013 and 2017, and 2026. The U.S. patents covering the commercial formulations of *Alphagan*® *P* 0.15%, and *Alphagan*® *P* 0.1% expire in 2012 and 2022. The U.S. patent covering *Restasis*® expires in 2014. One U.S. patent covering *Zymar*® and *Zymaxid*® expired in 2010, and the other U.S. patents covering *Zymar*® and *Zymaxid*® expire in 2016 and 2020. The U.S. patents covering *Combigan*® expire in 2022 and 2023. The marketing exclusivity period for *Combigan*® in the United States expired in October 2010 and expires in Europe in 2015. The European patents covering *Ganfort*™ expire in 2013 and 2022. The marketing exclusivity period for *Acuvail*® expires in the United States in July 2012. The U.S. patent covering *Acuvail*® expires in 2029. The U.S. patents covering *Latisse*® expire in 2012, 2022 and 2024 and the European patents expire in 2013, 2021 and 2023. The marketing exclusivity period for *Latisse*® expires in December 2011.

We have rights in well over 100 issued *Botox*® related U.S. and European use and process patents covering, for example, pain associated with cervical dystonia, treatment of chronic migraine, hyperhidrosis, OAB and benign prostatic hyperplasia. We have granted royalty-bearing patent licenses to Merz with regard to *Xeomin*® in many countries where we have issued or pending patents and to US Worldmeds with regard to *MyoBloc*®/*Neurobloc*®.

With the exception of certain U.S. and European patents relating to the *Lap-Band*® System and our *Inspira*® and *Natrelle*® Collection of breast implants, no one patent or license is materially important to our specialty medical device segment based on overall sales. The patents covering our *Lap-Band*® System, some of which we license from third parties, expire in June 2011, 2014 and 2024 in the United States and in 2014 and 2023 in Europe. The patents covering our *Inspira*® and *Natrelle*® Collection of breast implants expire in 2018 in the United States and in 2017 in Europe.

Our success depends in part on our ability to obtain patents or rights to patents, protect trade secrets and other proprietary technologies and processes, operate without infringing upon the proprietary rights of others, and prevent others from infringing on our patents, trademarks, service marks and other intellectual property rights. Upon the expiration or loss of patent protection for a product, we can lose a significant portion of sales of that product in a very short period of time as other companies manufacture generic forms of our previously protected product at lower cost, without having had to incur significant research and development costs in formulating the product. In addition, the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. It is impossible to anticipate the breadth or degree of protection that any such patents will afford, or that any such patents will not be successfully challenged in the future. Accordingly, our patents may not prevent other companies from developing substantially identical products. Hence, if our patent applications are not approved or, even if approved, such patents are circumvented, our ability to competitively exploit our patented products and technologies may be significantly reduced. Also, such patents may or may not provide competitive advantages for their respective products, in which case our ability to commercially exploit these products may be diminished.

Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. Challenges may result in significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, can require a substantial commitment of our management's time, require us to incur significant legal expenses and can preclude or delay the commercialization of products. See Item 3 of Part I of this report, "Legal Proceedings," for information concerning our current intellectual property litigation.

From time to time, we may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially exploit such products may be inhibited or prevented. See Item 1A of Part I of this report, "Risk Factors."

We market our products under various trademarks, for which we have both registered and unregistered trademark protection in the United States and certain countries outside the United States. We consider these trademarks to be valuable because of their contribution to the market identification of our products and we regularly prosecute third party infringers of our trademarks in an attempt to limit confusion in the marketplace. Any failure to adequately protect our rights in our various trademarks and service marks from infringement could result in a loss of their value to us. If the marks we use are found to infringe upon the trademark or service mark of another company, we could be forced to stop using those marks and, as a result, we could lose the value of those marks and could be liable for damages caused by infringing those marks. In addition to intellectual property protections afforded to trademarks, service marks and proprietary know-how by the various countries in which our proprietary products are sold, we seek to protect our trademarks, service marks and proprietary know-how through confidentiality agreements with third parties, including our partners, customers, employees and consultants. These agreements may be breached or become unenforceable, and we may not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors, resulting in increased competition for our products.

In addition, we are currently engaged in various collaborative ventures for the development, manufacturing and distribution of current and new products. These projects include, but are not limited to, the following:

- We entered into an exclusive licensing agreement with Kyorin under which Kyorin became responsible for the development and commercialization of *Alphagan®* and *Alphagan® P* 0.15% in Japan. Kyorin subsequently sublicensed its rights under the agreement to Senju. Under the licensing agreement, Senju incurs associated costs, makes clinical development and commercialization milestone payments, and makes royalty-based payments on product sales. We are working collaboratively with Senju on overall product strategy and management.
- We entered into an exclusive licensing agreement with Senju under which Senju became responsible for the development and commercialization of *Lumigan®* in Japan. Senju incurs associated costs, makes development and commercialization milestone payments and makes royalty-based payments on product sales. We are working collaboratively with Senju on overall product strategy and management. In 2009, Senju received approval of *Lumigan®* 0.03% in Japan.
- We have licensed to GSK all clinical development and commercial rights to *Botox®* for therapeutic indications in Japan and China. We receive royalties on GSK's Japan and China *Botox®* sales. We also manufacture *Botox®* for GSK as part of a long-term supply agreement. In the first quarter of 2010, we reacquired from GSK all rights to develop and sell *Botox®* in Japan and China for all cosmetic indications. We market *Botox®* in Japan for the glabellar lines indication as *Botox Vista®*.

- We entered into a strategic collaboration arrangement with Spectrum to develop and commercialize apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer by intravesical instillation. Under the collaboration, Spectrum is conducting two Phase III clinical trials to explore apaziquone's safety and efficacy as a potential treatment for non-muscle invasive bladder cancer following surgery. In 2009, the FDA granted Fast Track Designation for the investigation of apaziquone for the treatment of non-muscle invasive bladder cancer. Spectrum completed enrollment in the two Phase III clinical trials in 2009. Spectrum retained exclusive rights to apaziquone in Asia, including Japan and China. We received exclusive rights to apaziquone for the treatment of bladder cancer in the rest of the world, including the United States, Canada and Europe.
- In the first quarter of 2010, we entered into an agreement with Bristol-Myers Squibb for the development and commercialization of an investigational drug for neuropathic pain. Under the terms of the agreement, we granted to Bristol-Myers Squibb exclusive worldwide rights to develop, manufacture, and commercialize the investigational drug for neuropathic pain and backup compounds.
- In the first quarter of 2010, we entered into an agreement with Serenity for the development and commercialization of Ser-120, a nasally administered low dosage formulation of desmopressin currently in Phase III clinical trials for the treatment of nocturia, a common yet often under-diagnosed urological disorder in adults characterized by frequent urination at night time. We received an exclusive worldwide license to develop, manufacture and commercialize Ser-120 for all potential indications except, under certain circumstances, primary nocturnal enuresis (pediatric bedwetting). In 2010, the Phase III clinical trials failed to meet their primary efficacy endpoints and we are currently evaluating a revised clinical plan.
- In the third quarter of 2010, we renegotiated our partnership with Inspire to revise Inspire's right to receive revenues from us based on net sales of *Restasis*® and any other human ophthalmic formulations of cyclosporine owned or controlled by us.
- In January 2011, we entered into a collaboration agreement and a co-promotion agreement with MAP for the exclusive development and commercialization by us and MAP of *Levadex*™ within the United States to certain headache specialist physicians for the treatment of acute migraine in adults, migraine in adolescents 12 to 18 years of age and other indications that may be approved by the parties. *Levadex*™ is a self-administered, orally inhaled therapy consisting of a proprietary formulation of dihydroergotamine delivered using MAP's proprietary *Tempo*® delivery system, which has completed Phase III clinical development for the treatment of acute migraine in adults.

In 2004, through our acquisition of Inamed, we entered into a settlement agreement with Ethicon Endo-Surgery, Inc. pursuant to which, among other terms, we were granted a worldwide, royalty-bearing, non-exclusive license with respect to a portfolio of U.S. and international patents applicable to adjustable gastric bands and will pay royalties until the expiry of the applicable patents.

We are also a party to license agreements allowing other companies to manufacture products using some of our technology in exchange for royalties and other compensation or benefits. See "Research and Development" for additional information concerning our current license agreements.

Environmental Matters

We are subject to federal, state, local and foreign environmental laws and regulations. We believe that our operations comply in all material respects with applicable environmental laws and regulations in each country where we have a business presence. We also pride ourselves on our comprehensive and successful environmental, health and safety programs and performance against internal objectives. We have been recognized many times for superior environmental health and safety performance.

Although we continue to make capital expenditures for environmental protection, we do not anticipate any expenditures in order to comply with such laws and regulations that would have a material impact on our earnings or competitive position. We are not aware of any pending litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse effect on our financial position. We cannot assure you, however, that environmental problems relating to properties owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part. In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal.

Seasonality

Our business, both taken as a whole and by our business segments, is not materially affected by seasonal factors, although we have noticed a historical trend with respect to sales of our *Botox*® product. Specifically, sales of *Botox*® have tended to be lowest during the first fiscal quarter, with sales during the second and third fiscal quarters being comparable and marginally higher than sales during the first fiscal quarter. *Botox*® sales during the fourth fiscal quarter have tended to be the highest due to patients obtaining their final therapeutic treatment at the end of the year, presumably to fully utilize deductibles and to receive additional aesthetic treatments prior to the holiday season. Breast augmentation surgery has a seasonal highpoint in spring prior to summer vacations.

Third Party Coverage and Reimbursement

Health care providers generally rely on third-party payors, including governmental payors such as Medicare and Medicaid, and private insurance carriers, to adequately cover and reimburse the cost of pharmaceuticals and medical devices. Such third-party payors are increasingly challenging the price of medical products and services and instituting cost containment measures to control, restrict access or significantly influence the purchase of medical products and services. The market for some of our products therefore is influenced by third-party payors' policies. This includes the placement of our pharmaceutical products on drug formularies or lists of medications.

Purchases of aesthetic products and procedures using those products generally are not covered by third-party payors, and consequently patients incur out-of-pocket costs for such products and associated procedures. This includes breast aesthetics products for augmentation and facial aesthetics products. Since 1998, however, U.S. federal law has mandated that group health plans, insurance companies and health maintenance organizations offering mastectomy coverage must also provide coverage for reconstructive surgery following a mastectomy, which includes coverage for breast implants. Outside the United States, reimbursement for breast implants used in reconstructive surgery following a mastectomy may be available, but the programs vary on a country by country basis.

Furthermore, treatments for obesity alone may not be covered by third-party payors. For example, in 2006, Medicare began covering certain designated bariatric surgical services, including gastric bypass surgery and procedures using the *Lap-Band*® System, for Medicare patients who have previously been unsuccessfully treated for obesity and who have a BMI equal to or greater than 40 or a BMI of 35 when at least one co-morbidity is present. However, the policy reiterates that treatments for obesity alone are not covered, because such treatments are not considered reasonable and necessary. Without changing current coverage for morbidly obese individuals, effective February 12, 2009, the Centers for Medicare & Medicaid Services, or CMS, the agency responsible for implementing the Medicare program, determined that Type 2 diabetes mellitus is a co-morbid condition related to obesity under the existing policies. While Medicare policies are sometimes adopted by other third-party payors, other governmental and private insurance coverage currently varies by carrier and geographic location, and we actively work with governmental agencies, insurance carriers and employers to obtain reimbursement coverage for procedures using our *Lap-Band®* System product. For instance, the Technology Evaluation Center of the Blue Cross/Blue Shield National Association provided a positive assessment of the *Lap-Band®* System, an important step in providing private payor reimbursement for the procedure.

Outside the United States, reimbursement programs vary on a country by country basis. In some countries, both the procedure and product are fully reimbursed by the government health care systems for all citizens who need it, and there is no limit on the number of procedures that can be performed. In other countries, there is complete reimbursement but the number of procedures that can be performed at each hospital is limited either by the hospital's overall budget or by the national budget for the type of product.

In the United States, there have been and continue to be a number of legislative initiatives to contain health care coverage and reimbursement by governmental and other payors. For example, in March 2010, the President of the United States signed the PPACA, which substantially changes the way health care is financed by both governmental and private insurers, subjects biologic products to potential competition by lower-cost "biosimilars," and significantly impacts the U.S. pharmaceutical and medical device industries. Among other things, the PPACA:

- Establishes a licensure framework for biosimilar products;
- Establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;
- Increases minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1 percent and 13 percent of the average manufacturer price, or AMP, for branded and generic drugs, respectively;
- Expands manufacturers' rebate responsibilities for outpatient drugs by extending the 340B program to additional providers including certain children's hospitals, free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, effective January 2010;
- Extends manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, effective March 23, 2010;
- Expands eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning April 2010 and by adding new mandatory eligibility categories for certain individuals with income at or below 133 percent of the Federal Poverty Level beginning 2014, thereby potentially increasing manufacturers' Medicaid rebate liability;
- Redefines a number of terms used to determine Medicaid drug rebate liability, including average manufacturer price and retail community pharmacy, effective October 2010;
- Requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D, beginning January 2011;
- Establishes annual, non-deductible fees on any entity that manufactures or imports certain branded prescription drugs and biologics, beginning January 2011; and
- Establishes a deductible excise tax on any entity that manufactures or imports certain medical devices offered for sale in the United States, beginning 2013.

The PPACA provisions on comparative clinical effectiveness research extend the initiatives of the American Recovery and Reinvestment Act of 2009, also known as the stimulus package, which included $1.1 billion in funding to study the comparative effectiveness of health care treatments and strategies. This funding was designated for, among other things, conducting, supporting or synthesizing research that compares and evaluates the risk and benefits, clinical outcomes, effectiveness and appropriateness of products. Although Congress has indicated that this funding is intended to improve the quality of health care, it remains unclear how the research will impact current Medicare coverage and reimbursement or how new information will influence other third-party payor policies. Though there have been initiatives to rescind the PPACA, we expect that its legislative measures, as well as other health care reform measures that may be adopted in the future, could have a material adverse effect on our industry generally and our ability to successfully commercialize our products or could limit or eliminate our spending on certain development projects.

Breast Implant Replacement Programs

We conduct our product development, manufacturing, marketing and service and support activities with careful regard for the consequences to patients. As with any medical device manufacturer, however, we receive communications from surgeons or patients with respect to our various breast implant products claiming the products were defective, lost volume or have resulted in injury to patients. In the event of a loss of shell integrity resulting in breast implant rupture or deflation that requires surgical intervention with respect to our breast implant products sold and implanted in the United States, in most cases our *ConfidencePlus*® programs provide lifetime product replacement, contralateral implant product replacement and some financial assistance for surgical procedures required within ten years of implantation. Breast implants sold and implanted outside of the United States are subject to a similar program. We do not warrant any level of aesthetic result and, as required by government regulation, make extensive disclosure concerning the risks of our products and implantation surgery.

Employee Relations

At December 31, 2010, we employed approximately 9,200 persons throughout the world, including approximately 4,600 in the United States. None of our U.S.-based employees are represented by unions. We believe that our relations with our employees are generally good.

Executive Officers

Our executive officers and their ages as of February 28, 2011 are as follows:

Name	Age	Principal Positions with Allergan
David E.I. Pyott	57	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
F. Michael Ball	55	President, Allergan
James F. Barlow	52	Senior Vice President, Corporate Controller (Principal Accounting Officer)
Raymond H. Diradoorian	53	Executive Vice President, Global Technical Operations
Jeffrey L. Edwards	50	Executive Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial Officer)
Samuel J. Gesten	49	Executive Vice President, General Counsel
Scott D. Sherman	45	Executive Vice President, Human Resources
Scott M. Whitcup, M.D.	51	Executive Vice President, Research & Development, Chief Scientific Officer

Officers are appointed by and hold office at the pleasure of the board of directors.

Mr. Pyott has been Allergan's Chief Executive Officer since January 1998 and in 2001 became the Chairman of the Board. Mr. Pyott also served as Allergan's President from January 1998 until February 2006. Previously, he was head of the Nutrition Division and a member of the executive committee of Novartis AG, a publicly-traded company focused on the research and development of products to protect and improve health and well-being, from 1995 until December 1997. From 1992 to 1995, Mr. Pyott was President and Chief Executive Officer of Sandoz Nutrition Corp., Minneapolis, Minnesota, a predecessor to Novartis, and General Manager of Sandoz Nutrition, Barcelona, Spain, from 1990 to 1992. Prior to that, Mr. Pyott held various positions within the Sandoz Nutrition group from 1980. Mr. Pyott is also a member of the board of directors of Avery Dennison Corporation, a publicly-traded company focused on pressure-sensitive technology and self-adhesive solutions, where he serves as the lead independent director, and Edwards Lifesciences Corporation, a publicly-traded company focused on products and technologies to treat advanced cardiovascular diseases. Mr. Pyott is a member of the Directors' Board of The Paul Merage School of Business at the University of California, Irvine (UCI). Mr. Pyott serves on the board of directors and the Executive Committee of the California Healthcare Institute, and serves on the board of directors, Executive Committee and as Chairman of the International Affairs Committee of the Biotechnology Industry Organization. Mr. Pyott also serves as a member of the board of directors of the Pan-American Ophthalmological Foundation, the International Council of Ophthalmology Foundation, and as a member of the Advisory Board for the Foundation of The American Academy of Ophthalmology. Mr. Pyott also serves as a Vice Chairman of the Board of Trustees of Chapman University.

Mr. Ball has been President, Allergan since February 2006. Mr. Ball was Executive Vice President and President, Pharmaceuticals from October 2003 until February 2006. Prior to that, Mr. Ball was Corporate Vice President and President, North America Region and Global Eye Rx Business since May 1998 and prior to that was Corporate Vice President and President, North America Region since April 1996. He joined Allergan in 1995 as Senior Vice President, U.S. Eye Care after 12 years with Syntex Corporation, a multinational pharmaceutical company, where he held a variety of positions including President, Syntex Inc. Canada and Senior Vice President, Syntex Laboratories. Mr. Ball serves on the board of directors of STEC, Inc., a publicly-traded manufacturer and marketer of computer memory and hard drive storage solutions.

Mr. Barlow has been Senior Vice President, Corporate Controller since February 2005. Mr. Barlow joined Allergan in January 2002 as Vice President, Corporate Controller. Prior to joining Allergan, Mr. Barlow served as Chief Financial Officer of Wynn Oil Company, a division of Parker Hannifin Corporation. Prior to Wynn Oil Company, Mr. Barlow was Treasurer and Controller at Wynn's International, Inc., a supplier of automotive and industrial components and specialty chemicals, from July 1990 to September 2000. Before working for Wynn's International, Inc., Mr. Barlow was Vice President, Controller from 1986 to 1990 for Ford Equipment Leasing Company. From 1983 to 1985 Mr. Barlow worked for the accounting firm Deloitte Haskins and Sells.

Mr. Diradoorian has served as Allergan's Executive Vice President, Global Technical Operations since February 2006. From April 2005 to February 2006, Mr. Diradoorian served as Senior Vice President, Global Technical Operations. From February 2001 to April 2005, Mr. Diradoorian served as Vice President, Global Engineering and Technology. Mr. Diradoorian joined Allergan in July 1981. Prior to joining Allergan, Mr. Diradoorian held positions at American Hospital Supply and with the Los Angeles Dodgers baseball team.

Mr. Edwards has been Executive Vice President, Finance and Business Development, Chief Financial Officer since September 2005. Prior to that, Mr. Edwards was Corporate Vice President, Corporate Development since March 2003 and previously served as Senior Vice President, Treasury, Tax, and Investor Relations. He joined Allergan in 1993. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior level positions in the credit and business development functions.

Mr. Gesten has been Executive Vice President and General Counsel since August 2010. Mr. Gesten joined Allergan in June 2009 and served as Senior Vice President and General Counsel until July 2010. Prior to joining Allergan, Mr. Gesten spent 11 years with Thermo Fisher Scientific where he held various roles, including Vice President and General Counsel of the Laboratory Equipment Group and served on the group's leadership team. Mr. Gesten was also responsible for Thermo Fisher's corporate online legal training. Mr. Gesten has over 23 years of experience in the management of domestic and international legal affairs and leads Allergan's global team on all legal matters as well as supporting Allergan's Board of Directors and senior management. Mr. Gesten is also the Vice-Chairman of the Allergan Political Action Committee for Employees. Mr. Gesten also serves as a member of the board of United Cerebral Palsy of Orange County.

Mr. Sherman joined Allergan as Executive Vice President, Human Resources in September 2010 with more than fifteen years of human resources leadership experience. Prior to joining Allergan, Mr. Sherman worked at Medtronic, Inc., a global medical device company, from August 1995 to September 2010 in roles of increasing complexity and responsibility. From April 2009 until September 2010, Mr. Sherman served as Medtronic's Vice President, Global Total Rewards and Human Resources Operations, where he was responsible for global compensation and benefits programs, and served as Secretary to the Compensation Committee of Medtronic's Board of Directors. Mr. Sherman lived in Europe from August 2005 until April 2009 and served as Vice-President, International Human Resources (May 2008 – April 2009) and Vice-President, Human Resources—Europe, Emerging Markets and Canada (August 2005 – May 2008). Prior to these assignments, Mr. Sherman held a series of other positions at Medtronic including Vice President, Human Resources—Diabetes (January 2002 – July 2005). Prior to joining Medtronic, Mr. Sherman held various positions in the Human Resources and Sales organizations at Exxon Corporation from 1990 to 1995.

Dr. Whitcup has been Executive Vice President, Research and Development, and Chief Scientific Officer since April 2009. Prior to that, Dr. Whitcup was Executive Vice President, Research and Development since July 2004. Dr. Whitcup joined Allergan in January 2000 as Vice President, Development, Ophthalmology. In January 2004, Dr. Whitcup became Allergan's Senior Vice President, Development, Ophthalmology. From 1993 until 2000, Dr. Whitcup served as the Clinical Director of the National Eye Institute at the National Institutes of Health. As Clinical Director, Dr. Whitcup's leadership was vital in building the clinical research program and promoting new ophthalmic therapeutic discoveries. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/David Geffen School of Medicine at the University of California, Los Angeles. Dr. Whitcup serves on the board of directors of Avanir Pharmaceuticals, Inc., a publicly-traded pharmaceutical company.

Item 1A. *Risk Factors*

Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described below in addition to the other cautionary statements and risks described elsewhere and the other information contained in this report and in our other filings with the SEC, including subsequent Quarterly Reports on Forms 10-Q and Current Reports on Form 8-K. We operate in a rapidly changing environment that involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. These known and unknown risks could materially and adversely affect our business, financial condition, prospects, operating results or cash flows.

We operate in a highly competitive business.

The pharmaceutical and medical device industries are highly competitive. To be successful in these industries, we must be able to, among other things, effectively discover, develop, test and obtain regulatory approvals for products, effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Many of our competitors have greater resources than we have. This enables them, among other things, to make greater research and development investments and spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base.

Developments by our competitors, the entry of new competitors into the markets in which we compete, or consolidation in the pharmaceutical and medical device industries could make our products or technologies less competitive or obsolete. Our future growth depends, in part, on our ability to develop and introduce products which are more effective than those developed by our competitors. Sales of our existing products may decline rapidly if a new product is introduced that represents a substantial improvement over our existing products.

Certain of our pharmaceutical products also compete with over-the-counter products which may be priced and regulated differently than our prescription products, and are subject to the evolving preferences of consumers.

We also face competition from lower-cost generic drug and biological products. As discussed more fully below, such competition may increase in light of recent legislation providing a new regulatory pathway for the approval of lower-cost biosimilars. The patent rights that protect our products are of varying strength and duration, and the loss of patent protection is typically followed by generic substitutes. As a result, we may compete against generic products that are as safe and effective as our products, but sold at substantially lower prices. Generic competition may significantly reduce the demand for our products with which any such generic products compete.

Adverse U.S. and international economic conditions may reduce consumer demand for our products, causing our sales and profitability to suffer.

Adverse conditions in the U.S. and international economies and financial markets may continue to negatively affect our revenues and operating results. Many of our products, including *Refresh*®, *Botox*® Cosmetic, *Juvéderm*®, *Latisse*®, to a large extent the *Natrelle*® line of breast implants, and to a lesser extent the *Lap-Band*® System, have limited reimbursement or are not reimbursable by governmental or other health care plans and instead are partially or wholly paid for directly by the consumer. Sales of the *Lap-Band*® System appear to be adversely affected by high levels of unemployment in the United States. Adverse economic conditions impacting consumers, including among others, increased taxation, higher unemployment, lower consumer confidence in the economy, higher consumer debt levels, lower availability of consumer credit, higher interest rates and hardships relating to declines in the housing and stock markets, historically have caused consumers to reassess their spending choices and reduce their purchases of certain of our products. Any failure to attain our projected revenues and operating results as a result of reduced consumer demand due to adverse economic or market conditions could have a material adverse effect on our business, cause our sales and profitability to suffer, reduce our operating cash flow and result in a decline in the price of our common stock. Adverse economic and market conditions could also have a negative impact on our business by negatively affecting the parties with whom we do business, including among others, our business partners, creditors, third-party contractors and suppliers, causing them to fail to meet their obligations to us.

We could experience difficulties obtaining or creating the raw materials or components needed to produce our products and interruptions in the supply of raw materials or components could disrupt our manufacturing and cause our sales and profitability to decline.

The loss of a material supplier or the interruption of our manufacturing processes could adversely affect our ability to manufacture or sell many of our products. We obtain the specialty chemicals that are the active pharmaceutical ingredients in certain of our products from single sources, who must maintain compliance with the FDA's cGMPs. We also obtain *Aczone*®, *Sanctura*® and *Sanctura XR*® under manufacturing agreements with sole source suppliers. If we experience difficulties acquiring sufficient quantities of these materials or products from our existing suppliers, or if our suppliers are found to be non-compliant with the cGMPs, obtaining the required regulatory approvals, including from the FDA or the European Medical Evaluation Agency to use alternative suppliers may be a lengthy and uncertain process. A lengthy interruption of the supply of one or more of these materials could adversely affect our ability to manufacture and supply products, which could cause our sales and profitability to decline. In addition, the manufacturing process to create the raw material necessary to produce *Botox*® is technically complex and requires significant lead-time. Any failure by us to forecast demand for, or to maintain an adequate supply of, the raw material and finished product could result in an interruption in the supply of *Botox*® and a resulting decrease in sales of the product.

We also rely on a single supplier for silicone raw materials used in some of our products, including breast implants. Although we have an agreement with this supplier to transfer the necessary formulations to us in the event that it cannot meet our requirements, we cannot guarantee that we would be able to produce or obtain a sufficient amount of quality silicone raw materials in a timely manner. We depend on third party manufacturers for silicone molded components. These third party manufacturers must maintain compliance with the FDA's QSR, which sets forth the current good manufacturing practice standard for medical devices and requires manufacturers to follow design, testing and control documentation and air quality assurance procedures during the manufacturing process. Any material reduction in our raw material supply or a failure by our third party manufacturers to maintain compliance with the QSR could result in decreased sales of our products and a decrease in our revenues. Additionally, certain of the manufacturing processes that we perform are only performed at one location worldwide. Furthermore, as a result of the credit crisis and current economic conditions, and while we analyze the financial solvency of our key suppliers, we cannot guarantee that our key suppliers will remain solvent or that we will be able to obtain sufficient supplies of key materials, particularly as we often represent a small part of the overall output of these manufacturers.

Our future success depends upon our ability to develop new products, and new indications for existing products, that achieve regulatory approval for commercialization.

For our business model to be successful, we must continually develop, test and manufacture new products or achieve new indications or label extensions for the use of our existing products. Prior to marketing, these new products and product indications must satisfy stringent regulatory standards and receive requisite approvals or clearances from regulatory authorities in the United States and abroad. The development, regulatory review and approval, and commercialization processes are time consuming, costly and subject to numerous factors that may delay or prevent the development, approval or clearance, and commercialization of new products, including legal actions brought by our competitors. To obtain approval or clearance of new indications or products in the United States, we must submit, among other information, the results of preclinical and clinical studies on the new indication or product candidate to the FDA. The number of preclinical and clinical studies that will be required for FDA approval varies depending on the new indication or product candidate, the disease or condition for which the new indication or product candidate is in development and the regulations applicable to that new indication or product candidate. Even if we believe that the data collected from clinical trials of new indications for our existing products or for our product candidates are promising, the FDA may find such data to be insufficient to support approval of the new indication or product. The FDA can delay, limit or deny approval or clearance of a new indication or product candidate for many reasons, including:

- the FDA may determine that the new indication or product candidate is not safe and effective;
- the FDA may interpret our preclinical and clinical data in different ways than we do;
- the FDA may not approve our manufacturing processes or facilities;
- the FDA may not approve our risk evaluation and mitigation strategy, or REMS, program;
- the FDA may require us to perform post-marketing clinical studies; or
- the FDA may change its approval policies or adopt new regulations.

Products that we are currently developing, other future product candidates or new indications or label extensions for our existing products, may or may not receive the regulatory approvals or clearances necessary for marketing or may receive such approvals or clearances only after delays or unanticipated costs. Further, the FDA may require us to implement a REMS program to manage known or potential serious risks associated with our pharmaceutical products to ensure that the benefits of our products outweigh their risks. A REMS program can include patient package inserts, medication guides, communication plans, pharmacovigilance or adverse event monitoring, an implementation system and other elements necessary to assure safe use of our pharmaceutical product. If the FDA determines that a REMS program is necessary, the agency will not approve our product without an approved REMS program, which could delay approval or impose additional requirements on our products. In addition, we may be subject to enforcement actions, including civil money penalties if we do not comply with REMS program requirements. Delays or unanticipated costs in any part of the process or our inability to obtain timely regulatory approval for our products, including those attributable to, among other things, our failure to maintain manufacturing facilities in compliance with all applicable regulatory requirements, including the cGMPs and QSR, could cause our operating results to suffer and our stock price to decrease. Our facilities, our suppliers' facilities and other third parties' facilities on which we rely must pass pre-approval reviews and plant inspections and demonstrate compliance with the cGMPs and QSR.

Further, even if we receive FDA and other regulatory approvals for a new indication or product, the product may later exhibit adverse effects that limit or prevent its widespread use or that force us to withdraw the product from the market or to revise our labeling to limit the indications for which the product may be prescribed. In addition, even if we receive the necessary regulatory approvals, we cannot assure you that new products or indications will achieve market acceptance. Our future performance will be affected by the market acceptance of, or continued market acceptance of, products such as *Acuvail®*, *Aczone®*, *Alphagan® P* 0.15%, *Alphagan® P* 0.1%, *Botox®*, *Botox®* Cosmetic, *Combigan®*, *Elestat®*, *Ganfort™*, *Juvéderm®*, the *Lap-Band®* System, *Latisse®*, *Lumigan®* 0.03%, *Lumigan®* 0.01%, *Optive™*, *Ozurdex®*, *Refresh®*, *Relestat®*, *Restasis®*, *Sanctura XR®*, *Tazorac®*, and *Vistabel®*, as well as the *Natrelle®* line of breast implant products, new indications for *Botox®*, and new products such as *Lastacaft™* and *Zymaxid®*. We cannot assure you that our currently marketed products will not be subject to further regulatory review and action.

In 2008, the FDA announced in an "Early Communication" its review of certain adverse events following the use of botulinum toxins, including *Botox®* and *Botox®* Cosmetic. In 2009, simultaneously with its approval of *Dysport™*, the FDA announced the completion of its review and has requested that we adopt a REMS program equivalent to the REMS program required for *Dysport™*. In 2009, the FDA approved our REMS program for *Botox®*, which addresses the risks related to botulinum toxin spread beyond the injection site and the lack of botulinum toxin interchangeability. In the second quarter of 2010, the FDA requested that we submit an update to the *Botox®* Medication Guide to include the chronic migraine indication, updated REMS to include a physician training plan for chronic migraine, and a proposed physician communication, including a draft "dear healthcare practitioner" letter announcing the chronic migraine indication and providing information on the updated REMS. In the fourth quarter of 2010, the FDA approved *Botox®* for the prophylactic treatment of headaches in adults with chronic migraine. We cannot assure you that any other compounds or products that we are developing for commercialization will be approved by the FDA or foreign regulatory bodies for marketing or that we will be able to commercialize them on terms that will be profitable, or at all. If any of our products cannot be successfully or timely commercialized or our direct-to-consumer advertising materials fail to be approved by the FDA, our operating results could be materially adversely affected.

Our product development efforts may not result in commercial products.

We intend to continue an aggressive research and development program. Successful product development in the pharmaceutical and medical device industry is highly uncertain, and very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

- the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;
- the product candidate was not effective in treating a specified condition or illness;
- the product candidate had harmful side effects in humans or animals;
- the necessary regulatory bodies, such as the FDA, did not approve the product candidate for an intended use;
- the product candidate was not economical for us to manufacture and commercialize;
- other companies or people have or may have proprietary rights to the product candidate, such as patent rights, and will not sell or license these rights to us on reasonable terms, or at all;

- the product candidate is not cost effective in light of existing therapeutics or alternative devices; and
- certain of our licensors or partners may fail to effectively conduct clinical development or clinical manufacturing activities.

Several of our product candidates have failed or been discontinued at various stages in the product development process. Of course, there may be other factors that prevent us from marketing a product. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing has in the past varied by product and by the intended use of a product. We expect that this will likely be the case with future product candidates and we cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.

If we are unable to obtain and maintain adequate protection for our intellectual property rights associated with the technologies incorporated into our products, our business and results of operations could suffer.

Our success depends in part on our ability to obtain patents or rights to patents, protect trade secrets and other proprietary technologies and processes, and prevent others from infringing on our patents, trademarks, service marks and other intellectual property rights. Upon the expiration or loss of patent protection for a product, we can lose a significant portion of sales of that product in a very short period of time as other companies manufacture generic forms of our previously protected product or manufacture similar products or devices at lower cost, without having had to incur significant research and development costs in formulating the product or designing the device. Therefore, our future financial success may depend in part on obtaining patent protection for technologies incorporated into our products. We cannot assure you that such patents will be issued, or that any existing or future patents will be of commercial benefit. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and we cannot assure you that any such patents will not be successfully challenged in the future. If we are unsuccessful in obtaining or preserving patent protection, or if any of our products rely on unpatented proprietary technology, we cannot assure you that others will not commercialize products substantially identical to those products. Generic drug manufacturers are currently challenging the patents covering certain of our products, and we expect that they will continue to do so in the future.

Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. Challenges may result in potentially significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, could be substantial and can preclude or delay commercialization of products. Such litigation also could require a substantial commitment of our management's time. For certain of our product candidates, third parties may have patents or pending patents that they claim prevent us from commercializing certain product candidates in certain territories. Our success depends in part on our ability to obtain and defend patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. See "Patents, Trademarks and Licenses" in Item 1 of Part I of this report, "Business" and Item 3 of Part I of this report, "Legal Proceedings" for information concerning our current intellectual property and related litigation.

We also believe that the protection of our trademarks and service marks is an important factor in product recognition and in our ability to maintain or increase market share. If we do not adequately protect our rights in our various trademarks and service marks from infringement, their value to us could be lost or diminished, seriously impairing our competitive position. Moreover, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. In addition to intellectual property protections afforded to trademarks, service marks and proprietary know-how by the various countries in which our proprietary products are sold, we seek to protect our trademarks, service marks and proprietary know-how through confidentiality and proprietary information agreements with third parties, including our partners, customers, employees and consultants. These agreements may not provide meaningful protection or adequate remedies for violation of our rights in the event of unauthorized use or disclosure of confidential information. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses and losses or prevent us from selling our products.

We cannot assure you that our products will not infringe patents or other intellectual property rights held by third parties. In the event we discover that we may be infringing third party patents or other intellectual property rights, we may not be able to obtain licenses from those third parties on commercially attractive terms or at all. We may have to defend, and have defended, against charges that we violated patents or the proprietary rights of third parties. Litigation is costly and time-consuming, and diverts the attention of our management and technical personnel. In addition, if we infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could harm our business, financial condition, prospects, results of operations and cash flows. See Item 3 of Part I of this report, "Legal Proceedings" and Note 13, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for information concerning our current intellectual property litigation.

Importation of products from Canada and other countries into the United States may lower the prices we receive for our products.

In the United States, some of our pharmaceutical and medical device products are subject to competition from lower priced versions of those products and competing products from Canada, Mexico and other countries where government price controls or other market dynamics result in lower prices. Our products that require a prescription in the United States are often available to consumers in these other markets without a prescription, which may cause consumers to further seek out our products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere targeted to American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers and other factors. These foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the U.S. Customs and Border Protection, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

In December 2003, Congress enacted the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA. The MMA contains provisions that may change U.S. import laws and expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. These changes to U.S. import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The Secretary of Health and Human Services has not made such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make such a certification in the future. As directed by Congress, a task force on drug importation conducted a comprehensive study regarding the circumstances under which drug importation could be safely conducted and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted. In addition, federal legislative proposals have been made to implement the changes to the U.S. import laws without any certification, and to broaden permissible imports in other ways. For example, versions of the House and Senate bills introduced in 2009 to reform the health care industry in the United States included provisions that would have allowed the importation of pharmaceuticals from Canada and other countries. Although the provisions were not included in the final legislation passed by each chamber, we believe there will likely be future efforts to reintroduce similar proposals. Even if such changes to the U.S. import laws are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs and Border Protection and other government agencies. For example, Public Law Number 111-83, which was signed into law in October 2009 and provided appropriations for the Department of Homeland Security for the 2010 fiscal year, expressly prohibits the U.S. Customs and Border Protection from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the FFDCA. In addition, certain state and local governments have implemented importation schemes for their citizens and, in the absence of federal action to curtail such activities, other states and local governments may also launch importation efforts.

The importation of foreign products adversely affects our profitability in the United States. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad.

Our ownership of real property and the operation of our business will continue to expose us to risks of environmental liabilities.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or the businesses that may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of our properties, we may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediating any contaminated property could have a material adverse effect on our business, assets or results of operations. Any costs or expenses relating to environmental matters may not be covered by insurance.

Our product development programs and manufacturing processes involve the controlled use of hazardous materials, chemicals and toxic compounds. These programs and processes expose us to risks that an accidental contamination could lead to noncompliance with environmental laws, regulatory enforcement actions and claims for personal injury and property damage. If an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. The substantial unexpected costs we may incur could have a significant and adverse effect on our business and results of operations.

A disruption at certain of our manufacturing sites would significantly interrupt our production capabilities, which could result in significant product delays and adversely affect our results.

Certain of our products are produced at single manufacturing facilities, including *Restasis®*, our breast implant products, our obesity intervention products and our dermal filler products. In addition, we manufacture *Botox®* at two structurally separate facilities located adjacent to one another at a single site. We face risks inherent in manufacturing our products at a single facility or at a single site. These risks include the possibility that our manufacturing processes could be partially or completely disrupted by a fire, natural disaster, terrorist attack, foreign governmental action or military action. In the case of a disruption, we may need to establish alternative manufacturing sources for these products. This would likely lead to substantial production delays as we build or locate replacement facilities and seek and obtain the necessary regulatory approvals. If this occurs, and our finished goods inventories are insufficient to meet demand, we may be unable to satisfy customer orders on a timely basis, if at all. Further, our business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event at certain of our manufacturing facilities or sites could materially and adversely affect our business and results of operations.

We may experience losses due to product liability claims, product recalls or corrections.

The design, development, manufacture and sale of our products involve an inherent risk of product liability or other claims by consumers and other third parties. We have in the past been, and continue to be, subject to various product liability claims and lawsuits. In addition, we have in the past and may in the future recall or issue field corrections related to our products due to manufacturing deficiencies, labeling errors or other safety or regulatory reasons. We cannot assure you that we will not in the future experience material losses due to product liability claims, lawsuits, product recalls or corrections.

As part of the Inamed acquisition, we assumed Inamed's product liability risks, including any product liability for its past and present manufacturing of breast implant products. The manufacture and sale of breast implant products has been and continues to be the subject of a significant number of product liability claims due to allegations that the medical devices cause disease or result in complications, rare lymphomas and other health conditions due to rupture, deflation or other product failure. Historically, other breast implant manufacturers that suffered such claims in the 1990's were forced to cease operations or even to declare bankruptcy.

Additionally, recent FDA marketing approval for our silicone breast implants requires that:

- we monitor patients in our core study out to 10 years even if there has been explantation of the core device without replacement;
- patients in the core study receive magnetic resonance imaging tests, or MRIs, at seven and nine years;
- we conduct a large, 10-year post-approval study;
- we monitor patients in our adjunct study through the patients' 5-year evaluation; and
- we conduct additional smaller evaluations, including a focus group aimed at ensuring patients are adequately informed about the risks of our silicone breast implants and that the format and content of patient labeling is adequate.

We are seeking marketing approval for other silicone breast implants in the United States, and if we obtain this approval, it may similarly be subject to significant restrictions and requirements, including the need for a patient registry, follow up MRIs and substantial post-market clinical trial commitments.

We also face a substantial risk of product liability claims from our eye care, neuromodulator, urology, skin care, obesity intervention and facial aesthetics products. Additionally, our pharmaceutical and medical device products may cause, or may appear to cause, serious adverse side effects or potentially dangerous drug interactions if misused, improperly prescribed, improperly implanted or based on faulty surgical technique. We are subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury. These adverse events, among others, could result in additional regulatory controls, such as the performance of costly post-approval clinical studies or revisions to our approved labeling, which could limit the indications or patient population for our products or could even lead to the withdrawal of a product from the market. Furthermore, any adverse publicity associated with such an event could cause consumers to seek alternatives to our products, which may cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the event.

Negative publicity concerning the safety of our products may harm our sales, force us to withdraw products and cause a decline in our stock price.

Physicians and potential and existing patients may have a number of concerns about the safety of our products, including *Botox®*, breast implants, eye care pharmaceuticals, urologics products, skin care products, obesity intervention products and facial dermal fillers, whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. These concerns may be increased by negative publicity, even if the publicity is inaccurate. For example, consumer groups and certain plaintiffs have alleged that certain uses of *Botox®*, including off-label uses, have caused patient injuries and death and have further alleged that we failed to adequately warn patients of the risks relating to *Botox®* use. In addition, recent reports have suggested a possible association between anaplastic large cell lymphoma, or ALCL, and breast implants. In January 2011, the FDA released preliminary findings and analysis regarding recent reports in the scientific community that have suggested a possible association between saline and silicone gel-filled breast implants and anaplastic large cell lymphoma, or ALCL, a very rare form of cancer. The FDA believes that, based on its review of limited scientific data, women with breast implants may have a very small but increased risk of developing ALCL in the scar capsule adjacent to the implant. Negative publicity — whether accurate or inaccurate — about the efficacy, safety or side effects of our products or product categories, whether involving us or a competitor, or new government regulations, could materially reduce market acceptance of our products, cause consumers to seek alternatives to our products, result in product withdrawals and cause our stock price to decline. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

Health care initiatives and other third-party payor cost-containment pressures could impose financial burdens or cause us to sell our products at lower prices, resulting in decreased revenues.

Some of our products are purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Third-party payors increasingly challenge pharmaceutical and other medical device product pricing. There also continues to be a trend toward managed health care in the United States. Pricing pressures by third-party payors and the growth of organizations such as HMOs and MCOs could result in lower prices and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform health care and government insurance programs could significantly influence the manner in which pharmaceutical products, biologic products and medical devices are prescribed and purchased. In March 2010, the President of the United States signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, which substantially changes the way health care is financed by both governmental and private insurers, subjects biologic products to potential competition by lower-cost biosimilars, and significantly impacts the U.S. pharmaceutical and medical device industries. Among other things, the PPACA:

- Establishes a licensure framework for biosimilar products;
- Establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;
- Increases minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1 percent and 13 percent of the average manufacturer price, or AMP, for branded and generic drugs, respectively;
- Expands manufacturers' rebate responsibilities for outpatient drugs by extending the 340B program to additional providers including certain children's hospitals, free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, effective January 2010;

- Extends manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, effective March 23, 2010;
- Expands eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning April 2010 and by adding new mandatory eligibility categories for certain individuals with income at or below 133 percent of the Federal Poverty Level beginning 2014, thereby potentially increasing manufacturers' Medicaid rebate liability;
- Redefines a number of terms used to determine Medicaid drug rebate liability, including average manufacturer price and retail community pharmacy, effective October 2010;
- Requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D, beginning January 2011;
- Establishes annual, non-deductible fees on any entity that manufactures or imports certain branded prescription drugs and biologics, beginning January 2011; and
- Establishes a deductible excise tax on any entity that manufactures or imports certain medical devices offered for sale in the United States, beginning 2013.

The PPACA provisions on comparative clinical effectiveness research extend the initiatives of the American Recovery and Reinvestment Act of 2009, also known as the stimulus package, which included $1.1 billion in funding to study the comparative effectiveness of health care treatments and strategies. This stimulus funding was designated for, among other things, conducting, supporting or synthesizing research that compares and evaluates the risks and benefits, clinical outcomes, effectiveness and appropriateness of products. The PPACA also appropriates additional funding to comparative clinical effectiveness research. Although Congress has indicated that this funding is intended to improve the quality of health care, it remains unclear how the research will impact current Medicare coverage and reimbursement or how new information will influence other third-party payor policies. We expect that the PPACA, as well as other health care reform measures that may be adopted in the future, could have a material adverse effect on our industry generally and our ability to successfully commercialize our products or could limit or eliminate our spending on certain development projects.

Title VII of the PPACA, the Biologics Price Competition and Innovation Act of 2009, or BPCIA, creates a new licensure framework for biosimilar products, which could ultimately subject our biologic products, including *Botox*®, to competition. Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a referenced, branded biologic product. Previously, there had been no licensure pathway for such a follow-on product. While we do not anticipate that the FDA will license a biosimilar of *Botox*® for several years, given the need to generate data sufficient to demonstrate "biosimilarity" to or "interchangeability" with the branded biologic according to the criteria set forth in the BPCIA, as well as the need for the FDA to implement the BPCIA's provisions with respect to particular classes of biologic products, we note that the FDA held a public meeting in November, 2010 to seek stakeholder input on the subject and has the authority to approve biosimilar products whether or not the Agency first publishes guidance or promulgates regulations for biosimilar applicants. We cannot guarantee that our biologic products such as *Botox*® will not eventually become subject to direct competition by a licensed biosimilar.

Other legislative and regulatory reform measures, including the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, the Deficit Reduction Act of 2005, or DRA, and the Hospital Outpatient Prospective Payment System, or HOPPS, continue to significantly influence how our products are priced and reimbursed. For example, effective January 1, 2006, the MMA established a new Medicare outpatient prescription drug benefit under Part D. Further, among other things, the DRA required states to collect drug utilization data for single source drugs and certain multiple source drugs administered by physicians as a condition of federal financial participation to be available for the drugs, and required the Centers for Medicare & Medicaid Services, or CMS, the federal agency that both administers the Medicare program and administers and oversees the Medicaid Drug Rebate Program, to amend certain formulas used to calculate pharmacy reimbursement and rebates under Medicaid and to publish final regulations. In July 2007, CMS issued a final rule that, among other things, clarifies and changes how drug manufacturers must calculate and report key pricing data under the Medicaid Drug Rebate Program. This data is used by CMS and state Medicaid agencies to calculate rebates owed by manufacturers under the Medicaid Drug Rebate Program and to calculate the federal upper limits on cost-sharing for certain prescription drugs. In December 2007, following a judicial challenge brought by a national association of pharmacies, a federal judge ordered an injunction that prevents CMS from implementing portions of its July 2007 final rule, as they affect Medicaid payments to pharmacies and the sharing by CMS of certain drug pricing data. In addition, the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, which was passed in July 2008, delayed the implementation dates of these portions of the July 2007 Medicaid final rule. The MIPPA prohibited the computation of Medicaid payments based on AMP and the public availability of AMP data through September 2009. The PPACA made certain changes that directly affect the provisions that were enjoined. Under the PPACA, key terms used for calculating manufacturer rebates and Medicaid payments for drugs, including AMP, have been redefined. The PPACA also made certain changes to establish adequate pharmacy reimbursement and limited the AMP information that may be publicly disclosed to weighted averages of multiple source drugs. These changes went into effect on October 1, 2010. At this time, uncertainties remain as to how the PPACA will be fully implemented and the extent to which such implementation could lead to reduced payments to pharmacies and others dispensing prescriptions for certain pharmaceutical products. These and other cost containment measures and health care reforms could adversely affect our ability to sell our products.

Furthermore, effective January 1, 2008, CMS reduced Medicare reimbursement for most separately payable physician-administered drugs under the hospital outpatient prospective payment system from an average sales price plus six percent to plus five percent. An additional reduction to average sales price plus four percent went into effect January 1, 2009, which continued for 2010. For calendar year 2011, CMS increased Medicare reimbursement to average sales price plus five percent, but further reductions may be imposed in the future.

Other recent federal regulatory changes include a final rule issued by the U.S. Department of Defense, or DoD, placing pricing limits on certain branded pharmaceutical products. Under the rule, effective May 26, 2009, payments made to retail pharmacies under the TRICARE Retail Pharmacy Program for prescriptions filled on or after January 28, 2008 are subject to certain price ceilings utilized by other DoD programs. Pursuant to the final rule and as a condition for placement on the Uniform Formulary, manufacturers are required, among other things, to modify their existing contracts with the DoD and to make refunds for prescriptions filled beginning on January 28, 2008 and extending to future periods based on the newly applicable price limits. The refunds required by the rule exempt certain prescriptions covered by manufacturer requests for a waiver. On October 15, 2010, the DoD issued a final rule, effective December 27, 2010, pursuant to which the DoD collects refunds as the means to subject prescriptions to the price ceilings and can take action against a manufacturer for failure to honor a requirement of the regulation or an agreement under the regulation. The new rule no longer penalizes manufacturers for failure to make an agreement with the DoD, because manufacturers may voluntarily elect not to participate in the TRICARE Pharmacy Benefits Program for any particular drug. Further, on October 26, 2010, the U.S. Government Accountability Office issued a report concluding that the DoD complied with the applicable procedural requirements in implementing the final rule. The issue of DoD's statutory authority to impose retroactive and prospective liability through refunds is on appeal.

In addition, individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could negatively and materially impact our revenues and financial condition.

We expect there will continue to be federal and state laws and/or regulations, proposed and implemented, that could limit the amounts that federal and state governments will pay for health care products and services. The extent to which future legislation or regulations, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted or what effect such legislation or regulation would have on our business remains uncertain.

Furthermore, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical and medical device products and which suppliers will be included in their prescription drug and other health care programs. This can reduce demand for our products or put pressure on our product pricing, which could negatively affect our revenues and profitability.

Our ability to sell our products to hospitals in the United States also depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position would likely suffer.

We encounter similar legislative, regulatory and pricing issues in most countries outside the United States. International operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the price and usage of our pharmaceutical and medical device products. Although we cannot predict the extent to which our business may be affected by future cost-containment measures or other potential legislative or regulatory developments, additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which could adversely affect our revenue and results of operations.

We are subject to risks arising from currency exchange rates, which could increase our costs and may cause our profitability to decline.

We collect and pay a substantial portion of our sales and expenditures in currencies other than the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates affect our operating results. We cannot assure you that future exchange rate movements, inflation or other related factors will not have a material adverse effect on our sales or operating expenses.

We are subject to risks associated with doing business internationally.

Our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include, among other things:

- adverse changes in tariff and trade protection measures;
- reductions in the reimbursement amounts we receive for our products from foreign governments and foreign insurance providers;
- unexpected changes in foreign regulatory requirements, including quality standards and other certification requirements;

- potentially negative consequences from changes in or interpretations of tax laws;
- differing labor regulations;
- changing economic conditions in countries where our products are sold or manufactured or in other countries;
- differing local product preferences and product requirements;
- exchange rate risks;
- restrictions on the repatriation of funds;
- political unrest and hostilities;
- product liability, intellectual property and other claims;
- differing quality control standards and assays;
- new export license requirements;
- differing degrees of protection for intellectual property; and
- difficulties in coordinating and managing foreign operations, including ensuring that foreign operations comply with foreign laws as well as U.S. laws applicable to U.S. companies with foreign operations, such as export laws and the Foreign Corrupt Practices Act, or FCPA.

Any of these factors, or any other international factors, could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we can successfully manage these risks or avoid their effects.

The consolidation of drug wholesalers and other wholesaler actions could increase competitive and pricing pressures on pharmaceutical manufacturers, including us.

We sell our pharmaceutical products primarily through wholesalers. These wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation. As a result, a smaller number of large wholesale distributors control a significant share of the market. We expect that consolidation of drug wholesalers will increase competitive and pricing pressures on pharmaceutical manufacturers, including us. In addition, wholesalers may apply pricing pressure through fee-for-service arrangements, and their purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We cannot assure you that we can manage these pressures or that wholesaler purchases will not decrease as a result of this potential excess buying.

Our failure to attract and retain key managerial, technical, scientific, selling and marketing personnel could adversely affect our business.

Our success depends upon our retention of key managerial, technical, scientific, selling and marketing personnel. The loss of the services of key personnel might significantly delay or prevent the achievement of our development and strategic objectives.

We must continue to attract, train and retain managerial, technical, scientific, selling and marketing personnel. Competition for such highly skilled employees in our industry is high, and we cannot be certain that we will be successful in recruiting or retaining such personnel. We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. If we are unable to identify, hire and integrate new employees in a timely and cost-effective manner, our operating results may suffer.

Acquisitions of technologies, products, and businesses could disrupt our business, involve increased expenses and present risks not contemplated at the time of the transactions.

As part of our business strategy, we regularly consider and, as appropriate, make acquisitions of technologies, products and businesses that we believe are complementary to our business. Acquisitions typically entail many risks and could result in difficulties in integrating the operations, personnel, technologies and products acquired, some of which may result in significant charges to earnings. Issues that must be addressed in integrating the acquired technologies, products and businesses into our own include:

- conforming standards, controls, procedures and policies, business cultures and compensation structures;
- conforming information technology and accounting systems;
- consolidating corporate and administrative infrastructures;
- consolidating sales and marketing operations;
- retaining existing customers and attracting new customers;
- retaining key employees;
- identifying and eliminating redundant and underperforming operations and assets;
- minimizing the diversion of management's attention from ongoing business concerns;
- coordinating geographically dispersed organizations;
- managing tax costs or inefficiencies associated with integrating operations; and
- making any necessary modifications to operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

If we are unable to successfully integrate our acquisitions with our existing business, we may not obtain the advantages that the acquisitions were intended to create, which may materially adversely affect our business, results of operations, financial condition and cash flows, our ability to develop and introduce new products and the market price of our stock. Actual costs and sales synergies, if achieved at all, may be lower than we expect and may take longer to achieve than we anticipate. In connection with acquisitions, we could experience disruption in our business or employee base, or key employees of companies that we acquire may seek employment elsewhere, including with our competitors. Furthermore, the products of companies we acquire may overlap with our products or those of our customers, creating conflicts with existing relationships or with other commitments that are detrimental to the integrated businesses.

Compliance with the extensive government regulations to which we are subject is expensive and time consuming, and may result in the delay or cancellation of product sales, introductions or modifications.

Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development and manufacturing capabilities. All companies that manufacture, market and distribute pharmaceuticals and medical devices, including us, are subject to extensive, complex, costly and evolving regulation by federal governmental authorities, principally by the FDA and the U.S. Drug Enforcement Administration, or DEA, and similar foreign and state government agencies. Failure to comply with the regulatory requirements of the FDA, DEA and other comparable U.S. and foreign regulatory agencies may subject a company to administrative or judicially imposed sanctions, including, among others, a refusal to approve a pending application to market a new product or a new indication for an existing product. The FFDCA, the Controlled Substances Act and other domestic and foreign statutes and regulations govern or influence the research, testing, manufacturing, packing, labeling, storing, record keeping, safety, effectiveness, approval, advertising, promotion, sale and distribution of our products.

Under certain of these regulations, we are subject to periodic inspection of our facilities, production processes and control operations and/or the testing of our products by the FDA, the DEA and other authorities, to confirm that we are in compliance with all applicable regulations, including the FDA's cGMPs, with respect to drug and biologic products, and the FDA's QSR, with respect to medical device products. The FDA conducts pre-approval and post-approval reviews and plant inspections of us and our direct and indirect suppliers to determine whether our record keeping, production processes and controls, personnel and quality control are in compliance with the cGMPs, the QSR and other FDA regulations. We are also required to perform extensive audits of our vendors, contract laboratories and suppliers to ensure that they are compliant with these requirements. In addition, in order to commercialize our products or new indications for an existing product, we must demonstrate that the product or new indication is safe and effective, and that our and our suppliers' manufacturing facilities are compliant with applicable regulations, to the satisfaction of the FDA and other regulatory agencies.

The process for obtaining governmental approval to manufacture and to commercialize pharmaceutical and medical device products is rigorous, costly and typically takes many years, and we cannot predict the extent to which we may be affected by intervening legislative and regulatory developments. We are dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and distributing our products. We may fail to obtain approval from the FDA or other governmental authorities for our product candidates, or we may experience delays in obtaining such approvals, due to varying interpretations of data or our failure to satisfy rigorous efficacy, safety and manufacturing quality standards. Consequently, there is always a risk that the FDA or other applicable governmental authorities will not approve our products, or will take post-approval action limiting or revoking our ability to sell our products, or that the rate, timing and cost of such approvals will adversely affect our product introduction plans, results of operations and stock price. Despite the time and expense exerted, regulatory approval is never guaranteed.

Even after we obtain regulatory approval or clearance for a product candidate or new indication, we are subject to extensive additional regulation, including implementation of REMS programs, completion of post-marketing clinical studies mandated by the FDA, and compliance with regulations relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls noted above. In addition, we are subject to adverse event reporting regulations that require us to report to the FDA if our products are associated with a death or serious injury. If we or any third party that we involve in the testing, packaging, manufacture, labeling, marketing and distribution of our products fail to comply with any such regulations, we may be subject to, among other things, warning letters, product seizures, recalls, fines or other civil penalties, injunctions, suspension or revocation of approvals, operating restrictions and/or criminal prosecution.

In the past few years, the FDA has increased its enforcement activities related to the advertising and promotion of pharmaceutical, biological and medical device products. In particular, the FDA has expressed concern regarding the pharmaceutical and medical device industry's compliance with the agency's regulations and guidance governing direct-to-consumer advertising, and has increased its scrutiny of such promotional materials. The FDA may limit or, with respect to certain products, terminate our dissemination of direct-to-consumer advertisements in the future, which could cause sales of those products to decline. Physicians may prescribe pharmaceutical and biologic products, and utilize medical device products for uses that are not described in the product's labeling or differ from those tested by us and approved or cleared by the FDA. While such off-label uses are common and the FDA does not regulate a physician's practice of medicine, the FDA takes the position that a manufacturer's communications regarding an approved product's off-label uses are restricted by federal statutes, FDA regulations and other governmental communications. For example, the FDA issued final guidelines on January 13, 2009 setting forth "good reprint practices" for drug and medical device manufacturers, which provide detailed requirements drug and device companies must follow when disseminating journal articles and referencing publications describing off-label uses of their approved products to health care professionals and entities. The standards associated with such laws and rules are complex, not well defined or articulated and are subject to conflicting interpretations. If, in the view of the FDA or other governmental agency, our promotional activities fail to comply with applicable laws, regulations, guidelines or interpretations, we may be subject to enforcement actions by the FDA or other governmental enforcement authorities.

From time to time, legislative or regulatory proposals are introduced that could alter the review and approval process relating to our products. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and on January 19, 2011, announced 25 actions that the FDA intends to implement during 2011 to reform the review process governing the clearance of medical devices. Among these actions, the FDA plans to issue multiple guidance to industry clarifying submission requirements. It is possible that the FDA or other governmental authorities will issue additional regulations further restricting the sale of our present or proposed products. Any change in legislation or regulations that govern the review and approval process relating to our current and future products could make it more difficult and costly to obtain approval for new products, or to produce, market and distribute existing products.

Compliance with the requirements of domestic and international laws and regulations pertaining to the privacy and security of health information may be time consuming, difficult and costly, and if we are unable to or fail to comply, our business may be adversely affected.

We are subject to various domestic and international privacy and security regulations, including but not limited to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HIPAA. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g., health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrollment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA. Failure to comply with these laws can result in the imposition of significant civil and criminal penalties. The costs of compliance with these laws and potential liability associated with failure to do so could adversely affect our business, financial condition and results of operations.

If we market products in a manner that violates health care fraud and abuse laws, we may be subject to civil or criminal penalties.

The federal health care program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical or medical device manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other hand. Further, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration could be subject to scrutiny if they do not qualify for an exemption or safe harbor.

The PPACA also imposes new reporting and disclosure requirements on device and drug manufacturers for any "transfer of value" made or distributed to prescribers and other healthcare providers, effective March 30, 2013. Such information will be made publicly available in a searchable format beginning September 30, 2013. In addition, device and drug manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. Finally, under the PPACA, effective April 1, 2012, pharmaceutical manufacturers and distributors must provide the U.S. Department of Health and Human Services with an annual report on the drug samples they provide to physicians.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Drug Rebate Program.

The HIPAA created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services.

The majority of states also have statutes or regulations similar to these federal laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In addition, some states have laws that require pharmaceutical companies to adopt comprehensive compliance programs. For example, under California law, pharmaceutical companies must adopt a comprehensive compliance program that is in accordance with both the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers, or OIG Guidance, and the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, or the PhRMA Code, as updated in July 2008 and effective in January 2009. The PhRMA Code seeks to promote transparency in relationships between health care professionals and the pharmaceutical industry and to ensure that pharmaceutical marketing activities comport with the highest ethical standards. The most recent revisions to the PhRMA Code, effective January 2009, restrict or prohibit many activities previously permissible under the prior PhRMA Code, including: a prohibition on any entertainment or recreational events for non-employee health care professionals including strict limitations on meals with physicians; the elimination of non-educational business gifts; restrictions on speaker programs; and clarifications on continuing medical education funding. The updated PhRMA Code also requires that pharmaceutical companies train their representatives on all applicable laws, regulations and industry codes governing interactions with health care professionals. In addition, the Advanced Medical Technology Association's Revised Code of Ethics, or the AdvaMed Code, also seeks to ensure that medical device companies and health care professionals have collaborative relationships that meet high ethical standards; medical decisions are based on the best interests of patients; and medical device companies and health care professionals comply with applicable laws, regulations and government guidance. The AdvaMed Code was updated in December 2008 and became effective in July 2009. The revisions generally follow the 2008 changes in the PhRMA Code and include limitations on consulting arrangements, entertainment, and meals and gifts, among others. We have adopted and implemented a compliance program which we believe satisfies the requirements of these laws, regulations and industry codes.

Sanctions under these federal and state laws may include civil monetary penalties, mandatory compliance programs, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. For example, we and several other pharmaceutical companies are currently subject to suits by governmental entities in several jurisdictions, including Erie, Oswego and Schenectady Counties in New York and in Alabama alleging that we and these other companies, through promotional, discounting and pricing practices, reported false and inflated average wholesale prices or wholesale acquisition costs and failed to report best prices as required by federal and state rebate statutes, resulting in the plaintiffs overpaying for certain medications. If our past or present operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business and our financial results.

We remain subject to government investigations and related subpoenas. Such subpoenas are often associated with previously filed qui tam actions, or lawsuits filed under seal under the False Claims Act, or FCA, 31 U.S.C. § 3729 et seq. Qui tam actions are brought by private plaintiffs suing on behalf of the federal government for alleged FCA violations. The time and expense associated with responding to such subpoenas, and any related qui tam or other actions, may be extensive, and we cannot predict the results of our review of the responsive documents and underlying facts or the results of such actions. The costs of responding to government investigations, defending any claims raised, and any resulting fines, restitution, damages and penalties (including under the FCA), settlement payments or administrative actions, as well as any related actions brought by stockholders or other third parties, could have a material impact on our reputation, business and financial condition and divert the attention of our management from operating our business.

In September 2009, we received service of process of an Investigative Demand from the Department of Justice for the State of Oregon requesting the production of documents relating to our sales and marketing practices in connection with *Aczone*®. In December 2009, we produced documents in response to the Investigative Demand.

In June 2010, we received service of process of a Subpoena from the U.S. Securities and Exchange Commission. The subpoena requests the production of documents relating to our affiliation with Acadia Pharmaceuticals, Inc., or Acadia, and our sale of Acadia securities. In September 2010, we produced documents responsive to the Subpoena. In January 2011, the SEC issued additional Subpoenas seeking further information, which was provided in February 2011.

In December 2010, we received service of process of a Subpoena Duces Tecum from the State of New York, Office of the Medicaid Inspector General. The subpoena requests the production of documents relating to our Eye Care Business Advisor Group, Allergan Access, and BSM Connect for Ophthalmology.

In February 2011, we received service of a Civil Investigative Demand from the United States Attorney's Office for the Southern District of New York, Civil Frauds Unit. The Investigative Demand requests the production of documents and responses to written interrogatories relating to our best prices provided to Medicaid for certain of our ophthalmic products.

In March 2008, we received service of a Subpoena Duces Tecum from the U.S. Attorney, U.S. Department of Justice, or DOJ, for the Northern District of Georgia requesting the production of documents relating to our sales and marketing practices in connection with certain therapeutic uses of *Botox*®. In September 2010, we announced that we reached a resolution with the DOJ, or the DOJ Settlement, regarding our alleged sales and marketing practices in connection with certain therapeutic uses of *Botox*®. As part of the DOJ Settlement, we entered into a five-year Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services. Failure to comply with the terms of the Corporate Integrity Agreement could result in substantial civil or criminal penalties and being excluded from government health care programs, which could materially reduce our sales and adversely affect our financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making payments to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We are also subject to anti-bribery laws in the jurisdictions in which we operate. Although we have policies and procedures designed to ensure that we, our employees and our agents comply with the FCPA and other anti-bribery laws, there is no assurance that such policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire. We do business in a number of countries in which FCPA violations have recently been enforced. Failure to comply with the FCPA, other anti-bribery laws or other laws governing the conduct of business with foreign government entities, including local laws, could disrupt our business and lead to severe criminal and civil penalties, including imprisonment, criminal and civil fines, loss of our export licenses, suspension of our ability to do business with the federal government, denial of government reimbursement for our products and exclusion from participation in government health care programs. Other remedial measures could include further changes or enhancements to our procedures, policies, and controls and potential personnel changes and/or disciplinary actions, any of which could have a material adverse affect on our business, financial condition, results of operations and liquidity. We could also be adversely affected by any allegation that we violated such laws.

If our collaborative partners do not perform, we will be unable to develop and market products as anticipated.

We have entered into collaborative arrangements with third parties to develop and market certain products, including our collaboration with MAP Pharmaceuticals, Inc to develop and commercialize *Levadex*™ in the United States, our strategic development and license agreement with Serenity Pharmaceuticals, LLC, or Serenity, for the development and commercialization of Ser-120, our agreement with Stiefel to develop and commercialize new products that include tazarotene, our collaboration with Spectrum for the development and commercialization of apaziquone and our agreement with Bristol-Myers Squibb for the development of an investigational neuropathic pain medicine. We cannot assure you that these collaborations will be successful, lead to additional sales of our products or lead to the creation of additional products. For instance, in 2010, Serenity's Phase III clinical trials for the development and commercialization of Ser-120 failed to meet their primary efficacy endpoints and we are currently evaluating a revised clinical plan. If we fail to maintain our existing collaborative arrangements or fail to enter into additional collaborative arrangements, our licensing revenues and/or the number of products from which we could receive future revenues could decline.

Our dependence on collaborative arrangements with third parties subjects us to a number of risks. These collaborative arrangements may not be on terms favorable to us. Agreements with collaborative partners typically allow partners significant discretion in marketing our products or electing whether or not to pursue any of the planned activities. We cannot fully control the amount and timing of resources our collaborative partners may devote to products based on the collaboration, and our partners may choose to pursue alternative products to the detriment of our collaboration. In addition, our partners may not perform their obligations as expected. Company business combinations, significant changes in a collaborative partner's business strategy, or its access to financial resources may adversely affect a partner's willingness or ability to complete its obligations. Moreover, we could become involved in disputes with our partners, which could lead to delays or termination of the collaborations and time-consuming and expensive litigation or arbitration. Even if we fulfill our obligations under a collaborative agreement, our partner can terminate the agreement under certain circumstances. If any collaborative partners were to terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, we could be materially and adversely affected.

Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, changes in our interpretations of tax laws, including pending tax law changes, changes in our manufacturing activities and changes in our future levels of research and development spending. In that regard, there have been a number of recent proposals, including by Congress and the Treasury as well as various government appointed and outside commissions, that could substantially impact the U.S. taxation of U.S.-based multinational corporations such as Allergan. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other local, state and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our estimated income tax liabilities. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our provision for income taxes and estimated income tax liabilities.

Changes in applicable tax laws may adversely affect sales or the profitability of *Botox*®, *Botox*® Cosmetic, our dermal fillers or breast implants. Because *Botox*® and *Botox*® Cosmetic are pharmaceutical products and our dermal fillers and breast implants are medical devices, we generally do not collect or pay state sales or other tax on sales of *Botox*®, *Botox*® Cosmetic, our dermal fillers or our breast implants. We could be required to collect and pay state sales or other tax associated with prior, current or future years on sales of *Botox*®, *Botox*® Cosmetic, our dermal fillers or breast implants. In addition to any retroactive taxes and corresponding interest and penalties that could be assessed, if we were required to collect or pay state sales or other tax associated with current or future years on sales of *Botox*®, *Botox*® Cosmetic, our dermal fillers or breast implants, our sales of, or our profitability from, *Botox*®, *Botox*® Cosmetic, our dermal fillers or breast implants could be adversely affected due to the increased cost associated with those products.

The terms of our debt agreements impose restrictions on us. Failure to comply with these restrictions could result in acceleration of our substantial debt. Were this to occur, we might not have, or be able to obtain, sufficient cash to pay our accelerated indebtedness.

Our total indebtedness as of December 31, 2010 was approximately $2,204.8 million. This indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which it operates and, consequently, place us at a competitive disadvantage to our competitors. The operating and financial restrictions and covenants in our debt agreements may adversely affect our ability to finance future operations or capital needs or to engage in new business activities. For example, our debt agreements restrict our ability to, among other things, incur liens or engage in sale lease-back transactions and engage in consolidations, mergers and asset sales.

In addition, our debt agreements include financial covenants that we maintain certain financial ratios. As a result of these covenants and ratios, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business. Failure to comply with the financial covenants or to maintain the financial ratios contained in our debt agreements could result in an event of default that could trigger acceleration of our indebtedness. We cannot assure you that our future operating results will be sufficient to ensure compliance with the covenants in our debt agreements or to remedy any such default. In addition, in the event of any default and related acceleration of obligations, we may not have or be able to obtain sufficient funds to make any accelerated payments.

Litigation may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur large expenditures and distract our management. For example, lawsuits by employees, stockholders, customers or competitors could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes out of court or on terms favorable to us. See Item 3 of Part I of this report, "Legal Proceedings" and Note 13, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for information concerning our current litigation.

Our publicly-filed SEC reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies' public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published rules and regulations of the SEC, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and could result in material liability to us and have a material adverse impact on the trading price of our common stock.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our operations are conducted in owned and leased facilities located throughout the world. We believe our present facilities are adequate for our current needs. Our headquarters and primary administrative and research facilities, which we own, are located in Irvine, California. We own and lease additional facilities in California to provide administrative, research and raw material support, manufacturing, warehousing and distribution. We own one facility in Texas for manufacturing and warehousing. In connection with our 2010 acquisition of Serica, we produce clinical supplies of biodegradable silk-based scaffolds at a leased facility in Massachusetts.

Outside of the United States, we own, lease and operate various facilities for manufacturing and warehousing. Those facilities are located in Brazil, France, Ireland and Costa Rica. Other material facilities include leased facilities for administration in Australia, Brazil, Canada, France, Germany, Hong Kong, Ireland, Italy, Japan, Korea, Singapore, Spain and the United Kingdom.

Item 3. ***Legal Proceedings***

We are involved in various lawsuits and claims arising in the ordinary course of business.

Clayworth v. Allergan, et al.

In August 2004, James Clayworth, R.Ph., doing business as Clayworth Pharmacy, filed a complaint entitled "Clayworth v. Allergan, *et al.*" in the Superior Court of the State of California for the County of Alameda. The complaint, as amended, named us and 12 other defendants and alleged unfair business practices, including a price fixing conspiracy relating to the reimportation of pharmaceuticals from Canada. The complaint sought damages, equitable relief, attorneys' fees and costs. In January 2007, the court entered a notice of entry of judgment of dismissal against the plaintiffs, dismissing the plaintiffs' complaint. On the same date, the plaintiffs filed a notice of appeal with the Court of Appeal of the State of California. In April 2007, the plaintiffs filed an opening brief with the court of appeal. The defendants filed their joint opposition in July 2007, and the plaintiffs filed their reply in August 2007. In May 2008, the court of appeal heard oral arguments and took the matter under submission. In July 2008, the court of appeal affirmed the superior court's ruling, granting our motion for summary judgment. In August 2008, the plaintiffs filed a petition for rehearing with the court of appeal, which the court denied. In September 2008, the plaintiffs filed a petition for review with the Supreme Court of the State of California, which the supreme court granted in November 2008. In February 2009, the plaintiffs filed their opening brief on the merits with the supreme court and defendants filed their answer brief in May 2009. In June 2009, the plaintiffs filed their reply brief on the merits with the supreme court. In May 2010, the supreme court heard oral arguments. In July 2010, the supreme court reversed the court of appeal's judgment and remanded the case to the superior court for further proceedings. In October 2010, plaintiffs filed a challenge to the assignment of this matter to the presiding judge alleging a conflict of interest. In November 2010, plaintiffs' challenge was denied. In December 2010, plaintiffs filed a petition for writ of mandate in the Court of Appeal of the State of California seeking to overturn the order denying their challenge. In December 2010, the court of appeal denied the petition. In December 2010, plaintiffs filed a petition for review with the Supreme Court of the State of California. In January 2011, the court set trial for August 1, 2011. In February 2011, the supreme court denied plaintiffs' petition for review.

Allergan, Inc. v. Cayman Chemical Company, et al.

In November 2007, we filed a complaint captioned "Allergan, Inc. v. Cayman Chemical Company, Jan Marini Skin Research, Inc., Athena Cosmetics, Inc., Dermaquest, Inc., Intuit Beauty, Inc., Civic Center Pharmacy and Photomedex, Inc." in the U.S. District Court for the Central District of California. In the complaint, we allege that the defendants are infringing U.S. Patent No. 6,262,105 licensed to us by Murray A. Johnstone, M.D. In January 2008, we filed a motion for leave to file a second amended complaint to add Dr. Johnstone, the holder of U.S. Patent No. 6,262,105, as a plaintiff and to add Global MDRx and ProCyte Corporation, or ProCyte, as defendants. In March 2008, the court granted the motion for leave to file a second amended complaint. In April 2008, we filed a motion for leave to file a third amended complaint to add patent infringement claims relating to U.S. Patent No. 7,351,404 against the defendants, and to add Athena Bioscience, LLC and Cosmetic Alchemy, LLC as additional defendants.

In 2008, we entered into settlement agreements with Jan Marini Skin Research, Inc., Intuit Beauty, Inc., Photomedex, Inc. and ProCyte pursuant to which each party agreed to acknowledge the validity of the patents in exchange for dismissing all claims against such defendant. In July 2008, the clerk of the court entered a default judgment against Global MDRx for failure to defend against the summons. In August 2008, the court dismissed Intuit Beauty, Inc. and Jan Marini Skin Research, Inc. with prejudice. In September 2008, we and Cayman Chemical Company entered into a settlement agreement under which Cayman Chemical Company agreed to cease selling certain compounds to be used in particular types of products in exchange for dismissing all claims against them. In December 2008, we entered into a settlement agreement with Athena Bioscience, LLC under which they agreed to cease selling certain products and acknowledged the validity of our patents in exchange for our dismissing all claims against them.

In January 2009, we, along with Dr. Johnstone, filed a motion for leave to file a fourth amended complaint adding Pharma Tech, Inc., Dimensional Merchandising, Inc. and Cosmetic Technologies, Inc. as new defendants. In February 2009, we, along with Dr. Johnstone, filed a motion for default judgment and injunction against Global MDRx and the court granted our motion. In April 2009, we and Cosmetic Technologies, Inc. entered into a settlement agreement under which Cosmetic Technologies, Inc. agreed to cease manufacturing and selling certain products and acknowledge the validity of our patents in exchange for our dismissing all claims against them.

In March 2009, we filed a complaint captioned "Allergan, Inc.; Murray A Johnstone, M.D.; and Duke University v. Athena Cosmetics, Inc.; Cosmetic Alchemy, LLC; Northwest Cosmetic Laboratories, LLC; Pharma Tech International, Inc.; Dimensional Merchandising, Inc.; Stella International, LLC; Product Innovations, LLC; Metrics, LLC; Nutra-Luxe M.D., LLC; Skin Research Laboratories, Inc.; Lifetech Resources LLC; Rocasuba, Inc.; Peter Thomas Roth Labs LLC; and Peter Thomas Roth, Inc." in the U.S. District Court for the Central District of California alleging infringement of U.S. Patent Nos. 6,262,105, 7,351,404, and 7,388,029. In June 2009, we and defendants La Canada Ventures, Inc. and Susan Lin, M.D. entered into a settlement agreement under which La Canada Ventures, Inc. and Susan Lin, M.D. agreed to cease manufacturing and selling certain products and acknowledge the validity of our patents in exchange for our dismissing all claims against La Canada Ventures, Inc. and Susan Lin, M.D.

In June 2009, the court consolidated Allergan, Inc.; Murray A Johnstone, M.D.; and Duke University v. Athena Cosmetics, Inc., *et al.* with Allergan, Inc. v. Cayman Chemical Company, *et al.* and set an October 2010 trial date for both cases. In October 2009, the defendants filed answers, amended answers and/or counterclaims to our first amended complaint. In February 2010, we and Athena Cosmetic, Inc. filed a stipulation with the court to bifurcate Athena Cosmetic, Inc.'s antitrust and Lanham Act counterclaims into separate trials. In February 2010, Athena Cosmetic, Inc., Pharma Tech and Northwest Cosmetic filed a motion for judgment on the pleadings regarding our claim for violation of the California unfair competition statute. In March 2010, the court granted Athena Cosmetic, Inc., Pharma Tech and Northwest Cosmetic's motion for judgment on the pleadings. In May 2010, we entered into a settlement agreement with Nutra-Luxe M.D., LLC, under which Nutra-Luxe M.D., LLC agreed to cease manufacturing and selling certain products and acknowledge the validity of our patents in exchange for our dismissing all claims against them. In May 2010, pursuant to a stipulation filed by the plaintiffs and all defendants against whom there are currently claims pending in the two consolidated actions, the court entered an order stating that a final judgment will be entered on the dismissal of our unfair competition claim against the defendants, permitting us to appeal the dismissal without further delay to the U.S. Court of Appeals for the Federal Circuit, and further stating that all U.S. District Court proceedings in both consolidated actions will be stayed pending completion of our appeal of the dismissal of our unfair competition claim. In May 2010, we filed a notice of appeal with the court of appeals. In August 2010, we filed a motion for summary reversal or, in the alternative, for expedited treatment with the court of appeals and defendants filed an opposition to our motion. In October 2010, the court of appeals denied our motion for summary reversal, or in the alternative, for expedited treatment. In January 2011, the court of appeals scheduled oral argument for March 9, 2011.

Kramer et al. v. Allergan, Inc.

In July 2008, a complaint entitled "Kramer, Bryant, Spears, Doolittle, Clark, Whidden, Powell, Moore, Hennessey, Sody, Breeding, Downey, Underwood-Boswell, Reed-Momot, Purdon & Hahn v. Allergan, Inc." was filed in the Superior Court for the State of California for the County of Orange. The complaint makes allegations against us relating to *Botox*® and *Botox*® Cosmetic including failure to warn, manufacturing defects, negligence, breach of implied and express warranties, deceit by concealment and negligent misrepresentation and seeks damages, attorneys' fees and costs. In 2009, the plaintiffs Hennessey, Hahn, Underwood-Boswell, Purdon, Moore, Clark, Reed-Momot and Whidden were dismissed without prejudice. In October 2009, we filed a motion for summary judgment against plaintiff Spears, which the court denied in December 2009. The trial related to plaintiff Spears began in January 2010. In March 2010, the jury returned a verdict in our favor and the court entered a judgment on the special verdict. In April 2010, plaintiff Spears filed a motion for a new trial which the court denied in May 2010. In June 2010, we and plaintiff Spears entered into a settlement agreement under which we agreed to waive costs in exchange for plaintiff Spears agreeing not to appeal the judgment. In September 2010, the trial related to plaintiff Bryant began and we subsequently entered into a settlement agreement with plaintiff Bryant. In January 2011, the court set the next trial for September 6, 2011.

Alphagan® *P Patent Litigation*

In February 2007, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Exela PharmSci, Inc., or Exela, indicating that Exela had filed an Abbreviated New Drug Application, or ANDA, with the U.S. Food and Drug Administration, or the FDA, for a generic form of *Alphagan*® *P* 0.15%. In the certification, Exela contends that U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337, all of which are assigned to us and are listed in the Orange Book under *Alphagan*® *P* 0.15%, are invalid and/or not infringed by the proposed Exela product. In March 2007, we filed a complaint against Exela in the U.S. District Court for the Central District of California entitled "Allergan, Inc. v. Exela PharmSci, Inc., *et al.*", or the Exela Action. In our complaint, we allege that Exela's proposed product infringes U.S. Patent No. 6,641,834. In April 2007, we filed an amended complaint adding Paddock Laboratories, Inc. and PharmaForce, Inc. as defendants.

In April 2007, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Apotex Inc., or Apotex, indicating that Apotex had filed ANDAs with the FDA for generic versions of *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1%. In the certification, Apotex contends that U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337, all of which are assigned to us and are listed in the Orange Book under *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1%, are invalid and/or not infringed by the proposed Apotex products. In May 2007, we filed a complaint against Apotex in the U.S. District Court for the District of Delaware entitled "Allergan, Inc. v. Apotex Inc. and Apotex Corp.", or the Apotex Action. In our complaint, we allege that Apotex's proposed products infringe U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337. In June 2007, Apotex filed its answer, including defenses and counterclaims. In July 2007, we filed a response to Apotex's counterclaims.

In May 2007, we filed a motion with the multidistrict litigation panel to consolidate the Exela Action and the Apotex Action in the District of Delaware. In August 2007, the panel granted the motion and transferred the Exela Action to the District of Delaware for coordinated or consolidated pretrial proceedings with the Apotex Action. In March 2008, the defendants in the Exela Action consented to trial in Delaware. In January 2009, we and defendants Paddock Laboratories, Inc. and Pharmaforce, Inc. entered into a settlement agreement under which these defendants agreed to refrain from selling or manufacturing a generic version of *Alphagan® P* 0.15% in exchange for our dismissing all claims against them. Trial was held in March 2009 for the remaining defendants in the Apotex Action and the Exela Action. In October 2009, the court ruled that all five patents (U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337) asserted by us are valid and enforceable against the defendants, that Apotex's proposed generic versions of *Alphagan® P* 0.1% and 0.15% infringe each of the five patents, and that Exela's proposed generic version of *Alphagan® P* 0.15% infringes U.S. Patent No. 6,641,834, which was the only patent asserted against it. Pursuant to the Hatch-Waxman Act, the FDA is required to delay approval of defendants' proposed generic products until after our last applicable patent expires in 2022. In November 2009, Apotex and Exela filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. In March 2010, Apotex and Exela filed their opening briefs with the court of appeals. In May 2010, we filed our responsive briefs with the court of appeals. In July 2010, Apotex and Exela filed their reply briefs with the court of appeals. In November 2010, the court of appeals scheduled oral argument for January 10, 2011. On January 10, 2011, the court of appeals heard oral argument and took the matter under submission.

Zymar® Patent Litigation

In October 2007, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Apotex, indicating that Apotex had filed an ANDA with the FDA for a generic version of *Zymar®*. In the certification, Apotex contends that U.S. Patent Nos. 5,880,283 and 6,333,045, or the '045 patent, both of which are licensed to us and are listed in the Orange Book under *Zymar®*, are invalid and/or not infringed by the proposed Apotex product. In November 2007, we, Senju Pharmaceutical Co., Ltd., or Senju, and Kyorin Pharmaceutical Co., Ltd., or Kyorin, filed a complaint captioned "Allergan, Inc., Senju Pharmaceutical Co., Ltd. and Kyorin Pharmaceutical Co., Ltd. v. Apotex Inc., *et al.*" in the U.S. District Court for the District of Delaware. The complaint alleges infringement of the '045 patent. In January 2008, Apotex filed an answer and a counterclaim, as well as a motion to partially dismiss the plaintiffs' complaint. In February 2008, we, Senju and Kyorin filed a response of non-opposition to Apotex's motion to partially dismiss the complaint. A three-day bench trial was conducted in January 2010. In March and April 2010, the parties filed their post-trial briefs. In June 2010, the court ruled that Apotex's proposed generic version of *Zymar®* infringes claims 1-3, 6, 7 and 9 of the '045 patent and that claims 1-3 and 6-9 are invalid as obvious. The court further ruled that Apotex failed to prove that claims 6 and 7 are invalid for lack of enablement and that Apotex failed to prove that the '045 patent is unenforceable for inequitable conduct. In June 2010, we, Senju and Kyorin filed a motion for a new trial or, alternatively, to amend judgment and findings regarding claim 7. In July 2010, Apotex filed an answer to our motion and we filed a reply to Apotex's answer to our motion. In November 2010, the court dismissed our motion for a new trial without prejudice to renew and opened the record of the litigation so that additional evidence may be submitted.

In August 2010, we filed a statement of claim entitled "Allergan, *et al.* & Kyorin Pharmaceutical Co., LTD v. Apotex Inc., *et al.*" in the Federal Court of Canada at Ottawa, Ontario, Canada. The statement of claim alleges that Apotex's product infringes Canadian Patent No. 1,340,316 covering *Zymar®*. In September 2010, Apotex filed a motion to strike the statement of claim. In November 2010, the court dismissed the motion to strike. In November 2010, Apotex filed a notice of appeal regarding the dismissed motion to strike.

Combigan® Patent Litigation

In February 2009 and April 2009, we received paragraph 4 invalidity and noninfringement Hatch-Waxman Act certifications from Sandoz, Inc., or Sandoz, and Hi-Tech Pharmacal Co. Inc., or Hi-Tech, respectively, indicating that Sandoz and Hi-Tech had filed ANDAs seeking approval of generic forms of *Combigan®*, a brimonidine tartrate 0.2%, timolol 0.5% ophthalmic solution. In their separate certifications, Sandoz and Hi-Tech each contend that U.S. Patent Nos. 7,030,149 and 7,320,976, listed in the Orange Book under *Combigan®*, are invalid and/or not infringed by the proposed Sandoz product and by the proposed Hi-Tech product. We filed complaints against Sandoz and Hi-Tech in the U.S. District Court for the Eastern District of Texas in April 2009 and June 2009, respectively, alleging, in each case, that the defendant's proposed product infringes U.S. Patent Nos. 7,030,149 and 7,320,976. In June 2009, Sandoz filed a motion to dismiss and we filed a response to this motion in July 2009. In July 2009, Hi-Tech filed a motion to dismiss and we filed a response to this motion in September 2009. In August 2009, Sandoz withdrew its motion to dismiss. In October 2009, Hi-Tech filed a reply to our response. In October 2009, we filed a motion to consolidate the Hi-Tech action and the Sandoz action and the court granted our motion to consolidate the two actions. In November 2009, Hi-Tech withdrew its motion to dismiss.

In September 2009, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Alcon Research, Ltd., or Alcon, indicating that Alcon had filed an ANDA seeking approval of a generic version of *Combigan®*. In the certification, Alcon contends that U.S. Patent Nos. 7,030,149, 7,320,976 and 7,323,463, listed in the Orange Book under *Combigan®*, are invalid and/or not infringed by the proposed Alcon product. In November 2009, we filed a complaint against Alcon in the U.S. District Court for the Eastern District of Texas, Marshall Division. The complaint alleges that Alcon's proposed product infringes U.S. Patent Nos. 7,030,149, 7,320,976 and 7,323,463.

In October 2009 and November 2009, we received amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certifications from Sandoz and Hi-Tech, respectively, indicating that Sandoz and Hi-Tech had filed ANDAs seeking approval of generic forms of *Combigan®*. In their separate certifications, Sandoz and Hi-Tech each contend that U.S. Patent No. 7,323,463, listed in the Orange Book under *Combigan®*, is invalid and/or not infringed by the proposed Sandoz and Hi-Tech products. In November 2009, we filed an amended complaint against Sandoz and Hi-Tech for patent infringement to assert U.S. Patent No. 7,323,463. Sandoz filed an answer and counterclaims to our amended complaint in November 2009 and Hi-Tech filed an answer and counterclaims in December 2009. We filed an answer to Sandoz's counterclaims in December 2009 and an answer to Hi-Tech's counterclaims in January 2010. In January 2010, the Hi-Tech action and the Sandoz action were consolidated with the Alcon action.

In February 2010, we received amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certifications from Sandoz and Hi-Tech indicating that Sandoz and Hi-Tech had filed ANDAs seeking approval of generic forms of *Combigan®*. In their separate certifications, Sandoz and Hi-Tech contend that U.S. Patent No. 7,642,258, listed in the Orange Book under *Combigan®*, is invalid and/or not infringed by the proposed Sandoz and Hi-Tech products. In March 2010, we filed a second amended complaint against Sandoz and Hi-Tech for patent infringement to assert U.S. Patent No. 7,642,258. Hi-Tech and Sandoz filed an answer and counterclaims to our second amended complaint in March 2010 and April 2010, respectively. In April 2010, we filed answers to Hi-Tech and Sandoz's counterclaims. In April 2010, we received an amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Alcon indicating that Alcon had filed an ANDA seeking approval of a generic form of *Combigan®*. In their certification, Alcon contends that U.S. Patent No. 7,642,258, listed in the Orange Book under *Combigan®*, is invalid and/or not infringed by the proposed Alcon product. In April 2010, we filed a first amended complaint against Alcon for patent infringement to assert U.S. Patent No. 7,642,258. In May 2010, Alcon filed an answer and counterclaims to our first amended complaint. In June 2010, we filed an answer to Alcon's counterclaims. The court has scheduled an August 1, 2011 trial date for the consolidated Hi-Tech, Sandoz and Alcon actions.

In May 2010, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Apotex Corp. and Apotex indicating that Apotex had filed an ANDA seeking approval of a generic version of *Combigan®*. In the certification, Apotex contends that U.S. Patent Nos. 7,030,149, 7,320,976, 7,323,463 and 7,642,258 listed in the Orange Book under *Combigan®*, are invalid and/or not infringed by the proposed Apotex product. In June 2010, we filed a complaint against Apotex in the U.S. District Court for the Eastern District of

Texas, Marshall Division. The complaint alleges that Apotex's proposed product infringes U.S. Patent Nos. 7,030,149, 7,320,976, 7,323,463 and 7,642,258. In June 2010, we filed an amended complaint. In July 2010, Apotex filed an answer and counterclaims to our first amended complaint. In August 2010, we filed an answer to Apotex's counterclaims. In September 2010, the Hi-Tech action, the Sandoz action, and the Alcon action were consolidated with the Apotex action.

In July 2010, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Watson Laboratories, Inc., Watson Pharma, Inc. and Watson Pharmaceuticals, Inc., or Watson, indicating that Watson had filed an ANDA seeking approval of a generic version of *Combigan®*. In the certification, Watson contends that U.S. Patent Nos. 7,030,149, 7,320,976, 7,323,463 and 7,642,258, listed in the Orange Book under *Combigan®*, are invalid and/or not infringed by the proposed Watson product. In September 2010, we filed a complaint against Watson in the U.S. District Court for the Eastern District of Texas, Marshall Division. The complaint alleges that Watson's proposed product infringes U.S. Patent Nos. 7,030,149, 7,320,976, 7,323,463, and 7,642,258. In October 2010, Watson filed an unopposed motion to dismiss without prejudice Watson Pharmaceuticals, Inc. and Watson Pharma, Inc., which the court granted. In October 2010, Watson filed an answer to the complaint and counterclaims. In November 2010, we filed an answer to Watson's counterclaims. In February 2011, the court scheduled a November 4, 2013 trial date for the Watson action.

In December 2009, we received a Notice of Allegation letter from Sandoz Canada Inc., or Sandoz Canada, indicating that Sandoz Canada had filed an Abbreviated New Drug Submission, or ANDS, under paragraphs 5(1)(b)(iii), 5(1)(b)(iv) and 5(3) of the Patented Medicines (Notice of Compliance) Regulations for approval of a generic version of *Combigan®* (DIN 02248347). In the letter, Sandoz Canada contends that Canadian Patent Nos. 2,173,974, 2,225,626 and 2,440,764 are invalid and/or not infringed by the proposed Sandoz Canada product. In February 2010, we filed a notice of application in the Canadian Federal Court. The application alleges that Sandoz Canada's proposed product infringes Canadian Patent Nos. 2,225,626 and 2,440,764. In February 2010, we received a Notice of Allegation letter from Sandoz Canada indicating that Sandoz Canada had filed an ANDS under paragraphs 5(1)(b)(iii), 5(1)(b)(iv) and 5(3) of the Patented Medicines (Notice of Compliance) Regulations for approval of a generic version of *Combigan®*. In the letter, Sandoz Canada contends that Canadian Patent No. 2,357,014 is invalid and/or not infringed by the proposed Sandoz Canada product. In March 2010, we filed a notice of application in the Canadian Federal Court. The application alleges that Sandoz Canada's proposed product infringes Canadian Patent No. 2,357,014. In May 2010, Sandoz Canada filed two motions to strike the application regarding Canadian Patent No. 2,225,626. In June 2010, the court denied Sandoz Canada's first motion to strike. In August 2010, we entered into an agreement to discontinue our notice of application relating to Canadian Patent No. 2,357,014 in exchange for Sandoz Canada's withdrawing its pending motion to strike the application regarding Canadian Patent No. 2,225,626. In November 2010, the court set the trial in this case for October 24, 2011.

In August 2010, we received a Notice of Allegation letter from Apotex Canada Inc., or Apotex Canada, indicating that Apotex Canada had filed an ANDS under paragraphs 5(1)(b)(iii), 5(1)(b)(iv) and 5(3) of the Patented Medicines (Notice of Compliance) Regulations for approval of a generic version of *Combigan®* (DIN 02248347). In the letter, Apotex Canada contends that Canadian Patent Nos. 2,173,974, 2,225,626, 2,357,014 and 2,440,764 are invalid and/or not infringed by the proposed Apotex Canada product. In September 2010, we filed a notice of application in the Canadian Federal Court. The application alleges that Apotex Canada's proposed product infringes Canadian Patent Nos. 2,225,626, 2,357,014 and 2,440,764. In December 2010, the court set the trial in this case for November 28, 2011.

Sanctura XR® Patent Litigation

In June 2009, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Watson, through its subsidiary Watson Laboratories, Inc. – Florida, indicating that Watson had filed an ANDA seeking approval of a generic form of *Sanctura XR®*, trospium 60 mg. chloride extended release capsules. In the certification, Watson contends that U.S. Patent No. 7,410,978, listed in the Orange Book under *Sanctura XR®*, is invalid and/or not infringed by the proposed Watson product.

In July 2009, we, Endo Pharmaceuticals Solutions, Inc., or Endo, and Supernus Pharmaceuticals, Inc., or Supernus, filed a complaint against Watson, Watson Laboratories, Inc. – Florida, and Watson Pharma, Inc. in the U.S. District Court for the District of Delaware. The complaint alleges that Watson's proposed product infringes U.S. Patent No. 7,410,978. In August 2009, Watson filed an answer and counterclaims to our complaint. In September 2009, we filed an answer to Watson's counterclaims.

In November 2009, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Sandoz indicating that Sandoz had filed an ANDA seeking approval of a generic form of *Sanctura XR®*, trospium 60 mg. chloride extended release capsules. In the certification, Sandoz contends that U.S. Patent No. 7,410,978, listed in the Orange Book under *Sanctura XR®*, is invalid and/or not infringed by the proposed Sandoz product. In November 2009, we, Endo and Supernus filed a complaint against Sandoz in the U.S. District Court for the District of Delaware. The complaint alleges that Sandoz's proposed product infringes U.S. Patent No. 7,410,978. In January 2010, Sandoz filed an answer and counterclaims to our complaint. In February 2010, we filed an answer to Sandoz's counterclaims. In March 2010, the court consolidated the Watson and Sandoz actions and scheduled a trial date for May 2, 2011.

In April 2010, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Paddock Laboratories, Inc., or Paddock, indicating that Paddock had filed an ANDA seeking approval of a generic form of *Sanctura XR®*, trospium 60 mg. chloride extended release capsules. In the certification, Paddock contends that U.S. Patent No. 7,410,978, listed in the Orange Book under *Sanctura XR®*, is invalid and/or not infringed by the proposed Paddock product. In June 2010, we, Endo and Supernus filed a complaint against Paddock in the U.S. District Court for the District of Delaware. The complaint alleges that Paddock's proposed product infringes U.S. Patent No. 7,410,978. In July 2010, Paddock filed an answer and counterclaims to our complaint. In July 2010, we filed a motion for leave to file an amended complaint, which Paddock did not oppose.

In July 2010, Watson filed an amended and supplemental answer and counterclaims to our complaint. In August 2010, we filed an answer to Watson's counterclaims. In August 2010, we filed an answer to Paddock's counterclaims.

In August 2010, we received an amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Paddock indicating that Paddock had filed an ANDA seeking approval of a generic form of *Sanctura XR®*. In their certification, Paddock contends that U.S. Patent Nos. 7,759,359 and 7,763,635, listed in the Orange Book under *Sanctura XR®*, are invalid and/or not infringed by the proposed Paddock product. In August 2010, we received an amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Watson indicating that Watson had filed an ANDA seeking approval of a generic form of *Sanctura XR®*. In their certification, Watson contends that U.S. Patent Nos. 7,759,359 and 7,763,635, listed in the Orange Book under *Sanctura XR®*, are invalid and/or not infringed by the proposed Watson product.

In September 2010, we received an amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Watson indicating that Watson had filed an ANDA seeking approval of a generic form of *Sanctura XR®*. In their certification, Watson contends that U.S. Patent Nos. 7,781,448 and 7,781,449, listed in the Orange Book under *Sanctura XR®*, are invalid and/or not infringed by the proposed Watson product. In September 2010, we received an amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Paddock indicating that Paddock had filed an ANDA seeking approval of a generic form of *Sanctura XR®*. In their certification, Paddock contends that U.S. Patent Nos. 7,781,448 and 7,781,449 listed in the Orange Book under *Sanctura XR®*, are invalid and/or not infringed by the proposed Paddock product. In September 2010, the court consolidated the Watson and Sandoz action with the Paddock action.

In October 2010, we, Endo and Supernus filed a complaint against Watson in the U.S. District Court for the District of Delaware. The complaint alleges that Watson's proposed product infringes U.S. Patent Nos. 7,781,448 and 7,781,449. In October 2010, Watson filed an answer and counterclaims in response to the complaint. In

October 2010, we, Endo and Supernus filed a complaint against Paddock in the U.S. District Court for the District of Delaware. The complaint alleges that Paddock's proposed product infringes U.S. Patent Nos. 7,781,448 and 7,781,449. In October 2010 and November 2010, Paddock filed answers and counterclaims in response to the complaints. In October 2010, we, Endo and Supernus filed a complaint against Watson and an amended complaint against Paddock and another defendant in the United States District Court for the District of Delaware. The complaint and amended complaint allege that the defendants' proposed products infringe U.S. Patent Nos. 7,781,448 and 7,781,449. In October 2010, Paddock filed an answer to the first amended complaint and counterclaims regarding U.S. Patent No. 7,410,978.

In November 2010, Paddock filed an answer to the amended complaint and counterclaims regarding U.S. Patent Nos. 7,781,448 and 7,781,449. In November 2010, we received an amended paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Sandoz indicating that Sandoz had filed an ANDA seeking approval of a generic form of *Sanctura XR*®, trospium 60 mg. chloride extended release capsules. In their certification, Sandoz contends that U.S. Patent Nos. 7,759,359, 7,763,635, 7,781,448, and 7,781,449, listed in the Orange Book under *Sanctura XR*®, are invalid and/or not infringed by the proposed Sandoz product.

In December 2010, we, Endo, and Supernus filed an answer to Paddock's counterclaims with respect to U.S. Patent Nos. 7,410,978, 7,781,448, and 7,781,449. In December 2010, we, Endo, and Supernus filed an answer to Watson's counterclaims with respect to U.S. Patent Nos. 7,781,448 and 7,781,449. In December 2010, we, Endo, and Supernus filed an amended answer to Paddock's counterclaims with respect to U.S. Patent Nos. 7,410,978, 7,781,448, and 7,781,449, and brought an infringement claim regarding U.S. Patent No. 7,759,359. In December 2010, we, Endo, and Supernus filed an amended answer to Watson's counterclaims with respect to U.S. Patent Nos. 7,410,978, 7,781,448 and 7,781,449, and brought an infringement claim regarding U.S. Patent No. 7,759,359.

In January 2011, we, Endo, and Supernus filed a complaint against Sandoz in the United States District Court for the District of Delaware. The complaint alleges that Sandoz's proposed product infringes U.S. Patent Nos. 7,759,359, 7,763,635, 7,781,448, and 7,781,449. In February 2011, Sandoz filed an answer to our complaint and counterclaims. In February 2011, the court consolidated this action with the Watson, Sandoz, and Paddock actions.

Latisse® Patent Litigation

In July 2010, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Apotex indicating that Apotex had filed an ANDA seeking approval of a generic form of *Latisse*®, a bimatoprost 0.3% ophthalmic solution. In the certification, Apotex contends that U.S. Patent Nos. 7,351,404 and 7,388,029, listed in the Orange Book under *Latisse*®, are invalid and/or not infringed by the proposed Apotex product. In September 2010, we and Duke University filed a complaint against Apotex in the U.S. District Court for the Middle District of North Carolina. The complaint alleges that Apotex's proposed product infringes U.S. Patent Nos. 7,351,404, 7,388,029, and 6,403,649. In November 2010, Apotex filed an answer to the complaint and counterclaims. In January 2011, we filed an answer to Apotex's counterclaims.

Lumigan® Patent Litigation

In March 2009, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Barr Laboratories, Inc., or Barr, indicating that Barr had filed an ANDA seeking approval of a generic form of *Lumigan*®, a bimatoprost 0.3% ophthalmic solution. In the certification, Barr contends that U.S. Patent Nos. 5,688,819 and 6,403,649, listed in the Orange Book under *Lumigan*®, are invalid and/or not infringed by the proposed Barr product. In May 2009, we filed a complaint against Barr in the U.S. District Court for the District of Delaware. The complaint alleges that Barr's proposed product infringes U.S. Patent Nos. 5,688,819 and 6,403,649. In June 2009, Barr filed an answer to the complaint.

In December 2009, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Sandoz, indicating that Sandoz had filed an ANDA seeking approval of a generic form of *Lumigan*®, a bimatoprost 0.3% ophthalmic solution. In the certification, Sandoz contends that U.S. Patent Nos. 5,688,819 and 6,403,649, listed in the Orange Book under *Lumigan*®, are invalid and/or not infringed by the proposed Sandoz product. In January 2010, we filed a complaint against Sandoz in the U.S. District Court for the District of Delaware. The complaint alleges that Sandoz's proposed product infringes U.S. Patent Nos. 5,688,819 and 6,403,649. In February 2010, Sandoz filed an answer and counterclaim to our complaint and we filed an answer to Sandoz's counterclaim in March 2010. In April 2010, the court consolidated the Barr and Sandoz actions and scheduled a trial date for February 1, 2011. In July 2010, we filed an amended complaint against Teva Pharmaceuticals USA, Inc., or Teva, and Teva Pharmaceutical Industries Ltd. upon belief that Barr is a wholly-owned subsidiary of Teva. In August 2010, Teva filed an answer and affirmative defenses to our amended complaint. In January and February 2011, the court held a bench trial and took the matter under submission.

Government Investigations

In September 2009, we received service of process of an Investigative Demand from the Department of Justice for the State of Oregon. The Investigative Demand requests the production of documents relating to our sales and marketing practices in connection with *Aczone*®. In December 2009, we produced documents in response to the Investigative Demand.

In June 2010, we received service of process of a Subpoena from the U.S. Securities and Exchange Commission, or SEC. The subpoena requests the production of documents relating to our affiliation with Acadia Pharmaceuticals, Inc., or Acadia, and our sale of Acadia securities. In September 2010, we produced documents responsive to the Subpoena. In January 2011, the SEC issued additional Subpoenas seeking further information, which was provided in February 2011.

In December 2010, we received service of process of a Subpoena Duces Tecum from the State of New York, Office of the Medicaid Inspector General. The subpoena requests the production of documents relating to our Eye Care Business Advisor Group, Allergan Access, and BSM Connect for Ophthalmology.

In February 2011, we received service of a Civil Investigative Demand from the United States Attorney's Office for the Southern District of New York, Civil Frauds Unit. The Investigative Demand requests the production of documents and responses to written interrogatories relating to our best prices provided to Medicaid for certain of our ophthalmic products.

In March 2008, we received service of a Subpoena Duces Tecum from the U.S. Attorney, U.S. Department of Justice, or DOJ, for the Northern District of Georgia requesting the production of documents relating to our sales and marketing practices in connection with *Botox*®. In December 2009, the DOJ for the Northern District of Georgia served us with a Supplemental Subpoena Duces Tecum requesting the production of additional documents relating to certain of our speaker bureau programs. On September 1, 2010, we announced that we reached a resolution with the DOJ, or the DOJ Settlement, regarding our alleged sales and marketing practices in connection with certain therapeutic uses of *Botox*®. In connection with the DOJ Settlement, we entered into a Federal Settlement Agreement, or Settlement Agreement, with the DOJ for the Northern District of Georgia, the Office of Inspector General of the Department of Health and Human Services, or the OIG, the TRICARE Management Activity, the U.S. Office of Personnel Management, the U.S. Department of Veterans Affairs, and the Office of Workers' Compensation Programs of the U.S. Department of Labor, and the relators in the qui tam actions identified in the Settlement Agreement, pursuant to which we agreed to plead guilty to a single misdemeanor "misbranding" charge covering the period from 2000 through 2005 and to pay the government $375 million, which includes a $350 million criminal fine and $25 million in forfeited assets. In addition, we agreed to pay $225 million to resolve civil claims asserted by the DOJ under the civil False Claims Act. As part of the DOJ Settlement, we have entered into a five-year Corporate Integrity Agreement with the OIG. In October 2010, the U.S. District Court for the Northern District of Georgia accepted our Plea Agreement with the DOJ for the Northern District of Georgia.

Stockholder Derivative Litigation

In September 2010, Louisiana Municipal Police Employees' Retirement System filed a stockholder derivative complaint against our current Board of Directors, or Board, which includes David E.I. Pyott, Herbert W. Boyer, Ph.D., Gavin S. Herbert, Leonard D. Schaeffer, Michael R. Gallagher, Stephen J. Ryan, M.D., Russell T. Ray, Trevor M. Jones, Ph.D., Robert A. Ingram, Louis J. Lavigne, Jr., Deborah Dunsire, M.D. and Dawn Hudson, and Allergan, Inc. in the Court of Chancery of the State of Delaware. The complaint alleges breaches of fiduciary duties relating to our alleged sales and marketing practices in connection with *Botox*® and seeks to shift the costs of the DOJ Settlement to the defendants. In October 2010, the plaintiff filed an amended complaint and we and the individual defendants filed motions to dismiss.

In November 2010, we received a demand for inspection of books and records from U.F.C.W. Local 1776 & Participating Employers Pension Fund. In November 2010, the U.F.C.W. Local 1776 & Participating Employers Pension Fund filed a motion to intervene in the Louisiana Municipal Police Employees' Retirement System action, which was denied by the court in January 2011.

In September 2010, Daniel Himmel filed a stockholder derivative complaint against our Board, Handel E. Evans, Ronald M. Cresswell, Louis T. Rosso, Karen R. Osar, Anthony H. Wild, and Allergan, Inc. in the U.S. District Court for the Central District of California. The complaint alleges violations of federal securities laws, breaches of fiduciary duties, waste of corporate assets, and unjust enrichment and seeks, among other things, damages, corporate governance reforms, attorneys' fees, and costs.

In September 2010, Willa Rosenbloom filed a stockholder derivative complaint against our Board and Allergan, Inc. in the U.S. District Court for the Central District of California. The complaint alleges violations of federal securities law, breaches of fiduciary duties, and unjust enrichment and seeks, among other things, damages, corporate governance reforms, attorneys' fees, and costs.

In September 2010, Pompano Beach Police & Firefighters' Retirement System and Western Washington Laborers-Employers Pension Trust filed a stockholder derivative complaint against our Board and Allergan, Inc. in the U.S. District Court for the Central District of California. The complaint alleges violations of federal securities laws, breaches of fiduciary duties, abuse of control, gross mismanagement, and corporate waste and seeks, among other things, damages, corporate governance reforms, attorneys' fees, and costs. In September 2010, plaintiffs filed a motion for consolidation with the Himmel and Rosenbloom actions, which the court granted in October 2010. In November 2010, the plaintiffs filed their consolidated complaint. In December 2010, we filed a motion to stay the consolidated action in favor of the Louisiana Municipal Police Employees' Retirement System action. In December 2010, we and the individual defendants filed motions to dismiss the consolidated complaint.

In October 2010, Julie Rosenberg filed a stockholder derivative complaint against our Board and Allergan, Inc. in the Superior Court for the State of California for the County of Orange. The complaint alleges breaches of fiduciary duties and seeks, among other things, damages, attorneys' fees, and costs. In December 2010, the court stayed this matter pending the decision on the motions to dismiss filed in the Louisiana Municipal Police Employees' Retirement System action.

We are involved in various other lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to our consolidated financial position, liquidity or results of operations. Because of the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation, inquiry or claim, management is currently unable to predict the ultimate outcome of any litigation, investigation, inquiry or claim, determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome. We believe however, that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim will not have a material adverse effect on our consolidated financial position, liquidity or results of operations. However, an adverse ruling in a patent infringement lawsuit involving us could materially affect our ability to sell one or more of our products or could result in additional competition. In view of the unpredictable nature of such matters, we cannot provide any assurances regarding the outcome of any litigation, investigation, inquiry or claim to which we are a party or the impact on us of an adverse ruling in such matters.

Item 4. ***(Removed and Reserved).***

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The following table shows the quarterly price range of our common stock and the cash dividends declared per share of common stock during the periods listed.

Calendar Quarter	2010			2009		
	Low	High	Div.	Low	High	Div.
First	$55.25	$65.79	$0.05	$35.41	$50.89	$0.05
Second	56.26	65.87	0.05	43.01	50.00	0.05
Third	57.45	67.53	0.05	44.78	58.84	0.05
Fourth	64.95	74.94	0.05	53.32	64.08	0.05

Our common stock is listed on the New York Stock Exchange and is traded under the symbol "AGN."

The approximate number of stockholders of record of our common stock was 5,175 as of February 17, 2011.

On February 1, 2011, our Board of Directors declared a cash dividend of $0.05 per share, payable March 11, 2011 to stockholders of record on February 18, 2011.

Securities Authorized for Issuance Under Equity Compensation Plans

The information included under Item 12 of Part III of this report, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," is hereby incorporated by reference into this Item 5 of Part II of this report.

Issuer Purchases of Equity Securities

The following table discloses the purchases of our equity securities during the fourth fiscal quarter of 2010.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs(2)
October 1, 2010 to October 31, 2010	266,500	$ 68.94	266,500	14,510,369
November 1, 2010 to November 30, 2010	733,700	69.67	733,700	16,272,230
December 1, 2010 to December 31, 2010	255,400	68.97	255,400	16,413,178
Total	1,255,600	$ 69.37	1,255,600	N/A

(1) We maintain an evergreen stock repurchase program, which we first announced on September 28, 1993. Under the stock repurchase program, we may maintain up to 18.4 million repurchased shares in our treasury account at any one time. At December 31, 2010, we held approximately 2.0 million treasury shares under this program. Effective January 1, 2010, our current Rule 10b5-1 plan authorizes our broker to purchase our common stock traded in the open market pursuant to our evergreen stock repurchase program. The terms of the plan set forth a maximum annual limit of 4.0 million shares to be repurchased, certain quarterly maximum and minimum volume limits, and the plan is cancellable at any time in our sole discretion and in accordance with applicable insider trading laws.

(2) The share numbers reflect the maximum number of shares that may be purchased under our stock repurchase program and are as of the end of each of the respective periods.

Item 6. *Selected Financial Data*

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(in millions, except per share data)				
Summary of Operations					
Product net sales	$4,819.6	$4,447.6	$4,339.7	$3,879.0	$3,010.1
Other revenues	99.8	56.0	63.7	59.9	53.2
Total revenues	4,919.4	4,503.6	4,403.4	3,938.9	3,063.3
Operating costs and expenses:					
Cost of sales (excludes amortization of acquired intangible assets)	722.0	750.9	761.2	673.2	575.7
Selling, general and administrative	2,017.6	1,921.5	1,856.1	1,680.2	1,333.4
Research and development	804.6	706.0	797.9	718.1	1,055.5
Amortization of acquired intangible assets	138.0	146.3	150.9	121.3	79.6
Legal settlement	609.2	—	—	—	—
Intangible asset impairment and related costs	369.1	—	—	—	—
Restructuring charges	0.3	50.9	41.3	26.8	22.3
Operating income (loss)	258.6	928.0	796.0	719.3	(3.2)
Non-operating expense	(87.8)	(79.5)	(33.8)	(54.9)	(16.3)
Earnings (loss) from continuing operations before income taxes	170.8	848.5	762.2	664.4	(19.5)
Earnings (loss) from continuing operations	4.9	623.8	564.7	487.0	(127.0)
Loss from discontinued operations	—	—	—	(1.7)	—
Net earnings attributable to noncontrolling interest	4.3	2.5	1.6	0.5	0.4
Net earnings (loss) attributable to Allergan, Inc.	$ 0.6	$ 621.3	$ 563.1	$ 484.8	$ (127.4)
Basic earnings (loss) per share attributable to Allergan, Inc. stockholders:					
Continuing operations	$ 0.00	$ 2.05	$ 1.85	$ 1.59	$ (0.43)
Discontinued operations	—	—	—	—	—
Diluted earnings (loss) per share attributable to Allergan, Inc. stockholders:					
Continuing operations	$ 0.00	$ 2.03	$ 1.84	$ 1.58	$ (0.43)
Discontinued operations	—	—	—	(0.01)	—
Cash dividends per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Financial Position					
Current assets	$3,993.7	$3,106.3	$2,270.6	$2,124.2	$2,130.3
Working capital	2,465.3	2,294.7	1,573.6	1,408.5	1,472.2
Total assets	8,308.1	7,536.6	6,791.8	6,578.8	5,765.4
Long-term debt, excluding current portion	1,534.2	1,491.3	1,570.5	1,499.4	1,491.1
Total stockholders' equity	4,757.7	4,822.8	4,050.7	3,794.5	3,213.5

In the first quarter of 2009, we adopted updates to Financial Accounting Standards Board guidance related to the accounting for convertible debt instruments that may be settled fully or partially in cash upon conversion and have retrospectively adjusted the information included in the summary of operations for the years ended December 31, 2008 and 2007 and the information included in the financial position as of December 31, 2008, 2007 and 2006. Based on an accounting policy election, we did not retrospectively adjust the information included in the summary of operations for the year ended December 31, 2006.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This financial review presents our operating results for each of the three years in the period ended December 31, 2010, and our financial condition at December 31, 2010. Except for the historical information contained herein, the following discussion contains forward-looking statements which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under Item 1A of Part I of this report, "Risk Factors." In addition, the following review should be read in connection with the information presented in our consolidated financial statements and the related notes to our consolidated financial statements.

Critical Accounting Policies, Estimates and Assumptions

The preparation and presentation of financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to establish policies and to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. In our judgment, the accounting policies, estimates and assumptions described below have the greatest potential impact on our consolidated financial statements. Accounting assumptions and estimates are inherently uncertain and actual results may differ materially from our estimates.

Revenue Recognition

We recognize revenue from product sales when goods are shipped and title and risk of loss transfer to our customers. A substantial portion of our revenue is generated by the sale of specialty pharmaceutical products (primarily eye care pharmaceuticals, skin care and urologics products) to wholesalers within the United States, and we have a policy to attempt to maintain average U.S. wholesaler inventory levels at an amount less than eight weeks of our net sales. A portion of our revenue is generated from consigned inventory of breast implants maintained at physician, hospital and clinic locations. These customers are contractually obligated to maintain a specific level of inventory and to notify us upon the use of consigned inventory. Revenue for consigned inventory is recognized at the time we are notified by the customer that the product has been used. Notification is usually through the replenishing of the inventory, and we periodically review consignment inventories to confirm the accuracy of customer reporting.

We generally offer cash discounts to customers for the early payment of receivables. Those discounts are recorded as a reduction of revenue and accounts receivable in the same period that the related sale is recorded. The amounts reserved for cash discounts were $4.4 million and $3.3 million at December 31, 2010 and 2009, respectively. Provisions for cash discounts deducted from consolidated sales in 2010, 2009 and 2008 were $55.2 million, $50.4 million and $42.1 million, respectively.

We permit returns of product from most product lines by any class of customer if such product is returned in a timely manner, in good condition and from normal distribution channels. Return policies in certain international markets and for certain medical device products, primarily breast implants, provide for more stringent guidelines in accordance with the terms of contractual agreements with customers. Our estimates for sales returns are based upon the historical patterns of product returns matched against sales, and management's evaluation of specific factors that may increase the risk of product returns. The amount of allowances for sales returns recognized in our consolidated balance sheets at December 31, 2010 and 2009 were $52.3 million and $41.5 million, respectively, and are recorded in "Other accrued expenses" and "Trade receivables, net" in our consolidated balance sheets. See Note 4, "Composition of Certain Financial Statement Captions" in the notes to our consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules." Provisions for sales returns deducted from consolidated sales were $389.3 million, $360.6 million and $327.7 million in 2010, 2009 and 2008, respectively. The increases in the amount of allowances for sales returns at December 31, 2010 compared to December 31, 2009 and the provisions for sales returns in 2010 compared to 2009 are primarily due to increased sales returns related to breast implant products, principally due to increased product sales volume, and the genericization in the United States of certain eye care pharmaceutical products. The increase in the provisions for sales returns in 2009 compared to 2008 is primarily due to increased sales returns related to breast implant products, additional provisions for returns related to the genericization in the United States of certain eye care pharmaceutical products and a small increase in estimated product return rates for our other specialty pharmaceuticals products. Historical allowances for cash discounts and product returns have been consistent with the amounts reserved or accrued.

We participate in various managed care sales rebate and other incentive programs, the largest of which relates to Medicaid, Medicare and the Department of Veterans Affairs. Sales rebate and other incentive programs also include contractual volume rebate programs and chargebacks, which are contractual discounts given primarily to federal government agencies, health maintenance organizations, pharmacy benefits managers and group purchasing organizations. We also offer rebate and other incentive programs for our aesthetic products and certain therapeutic products, including *Botox*® Cosmetic, *Juvéderm*®, *Latisse*®, *Acuvail*®, *Aczone*® and *Restasis*®, and for certain other skin care products. Sales rebates and incentive accruals reduce revenue in the same period that the related sale is recorded and are included in "Other accrued expenses" in our consolidated balance sheets. The amounts accrued for sales rebates and other incentive programs were $186.5 million and $158.6 million at December 31, 2010 and 2009, respectively. Provisions for sales rebates and other incentive programs deducted from consolidated sales were $565.3 million, $473.8 million and $306.2 million in 2010, 2009 and 2008, respectively. The increases in the amounts accrued at December 31, 2010 compared to December 31, 2009 and the provisions for sales rebates and other incentive programs in 2010 compared to 2009 are primarily due to an increase in activity under previously established rebate and incentive programs, principally related to our eye care pharmaceuticals, *Botox*® Cosmetic, skin care and facial aesthetics products, an increase in the number of incentive programs offered, additional contractual discounts to federal government agencies related to the recently enacted health care reform legislation, and increased overall product sales volume. The increase in the provisions for sales rebates and other incentive programs in 2009 compared to 2008 is primarily due to an increase in the number of incentive programs offered and an increase in activity under previously established incentive programs, principally related to our eye care pharmaceuticals, *Botox*® Cosmetic, skin care and facial aesthetics products. In addition, an increase in our published list prices in the United States for pharmaceutical products, which occurred for several of our products in each of 2010 and 2009, generally results in higher provisions for sales rebates and other incentive programs deducted from consolidated sales.

Our procedures for estimating amounts accrued for sales rebates and other incentive programs at the end of any period are based on available quantitative data and are supplemented by management's judgment with respect to many factors, including but not limited to, current market dynamics, changes in contract terms, changes in sales trends, an evaluation of current laws and regulations and product pricing. Quantitatively, we use historical sales, product utilization and rebate data and apply forecasting techniques in order to estimate our liability amounts. Qualitatively, management's judgment is applied to these items to modify, if appropriate, the estimated liability amounts. There are inherent risks in this process. For example, customers may not achieve assumed utilization levels; customers may misreport their utilization to us; and actual movements of the U.S. Consumer Price Index for All Urban Consumers, or CPI-U, which affect our rebate programs with U.S. federal and state government agencies, may differ from those estimated. On a quarterly basis, adjustments to our estimated liabilities for sales rebates and other incentive programs related to sales made in prior periods have not been material and have generally been less than 0.5% of consolidated product net sales. An adjustment to our estimated liabilities of 0.5% of consolidated product net sales on a quarterly basis would result in an increase or decrease to net sales and earnings before income taxes of approximately $6.0 million to $7.0 million. The sensitivity of our estimates can vary by program and type of customer. Additionally, there is a significant time lag between the date we determine the estimated liability and when we actually pay the liability. Due to this time lag, we record adjustments to our estimated liabilities over several periods, which can result in a net increase to earnings or a net decrease to earnings in those periods. Material differences may result in the amount of revenue we recognize from product sales if the actual amount of rebates and incentives differ materially from the amounts estimated by management.

We recognize license fees, royalties and reimbursement income for services provided as other revenues based on the facts and circumstances of each contractual agreement. In general, we recognize income upon the signing of a contractual agreement that grants rights to products or technology to a third party if we have no further obligation to provide products or services to the third party after entering into the contract. We defer income under contractual agreements when we have further obligations that indicate that a separate earnings process has not been completed.

Pensions

We sponsor various pension plans in the United States and abroad in accordance with local laws and regulations. Our U.S. pension plans account for a large majority of our aggregate pension plans' net periodic benefit costs and projected benefit obligations. In connection with these plans, we use certain actuarial assumptions to determine the plans' net periodic benefit costs and projected benefit obligations, the most significant of which are the expected long-term rate of return on assets and the discount rate.

Our assumption for the weighted average expected long-term rate of return on assets in our U.S. funded pension plan for determining the net periodic benefit cost is 8.25% for 2010, which is the same rate used for 2009 and 2008. Our assumptions for the weighted average expected long-term rate of return on assets in our non-U.S. funded pension plans are 5.85%, 6.03% and 6.82% for 2010, 2009 and 2008, respectively. For our U.S. funded pension plan, we determine, based upon recommendations from our pension plan's investment advisors, the expected rate of return using a building block approach that considers diversification and rebalancing for a long-term portfolio of invested assets. Our investment advisors study historical market returns and preserve long-term historical relationships between equities and fixed income in a manner consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. They also evaluate market factors such as inflation and interest rates before long-term capital market assumptions are determined. For our non-U.S. funded pension plans, the expected rate of return was determined based on asset distribution and assumed long-term rates of return on fixed income instruments and equities. Market conditions and other factors can vary over time and could significantly affect our estimates of the weighted average expected long-term rate of return on plan assets. The expected rate of return is applied to the market-related value of plan assets. As a sensitivity measure, the effect of a 0.25% decline in our rate of return on assets assumptions for our U.S. and non-U.S. funded pension plans would increase our expected 2011 pre-tax pension benefit cost by approximately $1.6 million.

The weighted average discount rates used to calculate our U.S. and non-U.S. pension benefit obligations at December 31, 2010 were 5.51% and 5.57%, respectively, and at December 31, 2009 were 6.04% and 6.16%, respectively. The weighted average discount rates used to calculate our U.S. and non-U.S. net periodic benefit costs for 2010 were 6.04% and 6.16%, respectively, for 2009, 6.19% and 5.71%, respectively, and for 2008, 6.25% and 5.50%, respectively. We determine the discount rate based upon a hypothetical portfolio of high quality fixed income investments with maturities that mirror the pension benefit obligations at the plans' measurement date. Market conditions and other factors can vary over time and could significantly affect our estimates for the discount rates used to calculate our pension benefit obligations and net periodic benefit costs for future years. As a sensitivity measure, the effect of a 0.25% decline in the discount rate assumption for our U.S. and non-U.S. pension plans would increase our expected 2011 pre-tax pension benefit costs by approximately $4.1 million and increase our pension plans' projected benefit obligations at December 31, 2010 by approximately $34.7 million.

Share-Based Compensation

We recognize compensation expense for all share-based awards made to employees and directors. The fair value of share-based awards is estimated at the grant date using the Black-Scholes option-pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period using the straight-line single option method. The fair value of modifications to share-based awards is generally estimated using a lattice model.

The determination of fair value using the Black-Scholes and lattice option-pricing models is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We currently estimate stock price volatility based upon an equal weighting of the historical average over the expected life of the award and the average implied volatility of at-the-money options traded in the open market. We estimate employee stock option exercise behavior based on actual historical exercise activity and assumptions regarding future exercise activity of unexercised, outstanding options.

Share-based compensation expense is recognized only for those awards that are ultimately expected to vest, and we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

Income Taxes

The provision for income taxes is determined using an estimated annual effective tax rate, which is generally less than the U.S. federal statutory rate, primarily because of lower tax rates in certain non-U.S. jurisdictions, research and development, or R&D, tax credits available in the United States, California and other foreign jurisdictions and deductions available in the United States for domestic production activities. Our effective tax rate may be subject to fluctuations during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of pre-tax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, the recognition or derecognition of tax benefits related to uncertain tax positions, expected utilization of R&D tax credits and changes in or the interpretation of tax laws in jurisdictions where we conduct business. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and tax credit carryovers.

We record a valuation allowance against our deferred tax assets to reduce the net carrying value to an amount that we believe is more likely than not to be realized. When we establish or reduce the valuation allowance against our deferred tax assets, our provision for income taxes will increase or decrease, respectively, in the period such determination is made. Valuation allowances against deferred tax assets were $4.3 million and $4.6 million at December 31, 2010 and 2009, respectively. Changes in the valuation allowances, when they are recognized in the provision for income taxes, are included as a component of the estimated annual effective tax rate.

We have not provided for withholding and U.S. taxes for the unremitted earnings of certain non-U.S. subsidiaries because we have currently reinvested these earnings indefinitely in these foreign operations. At December 31, 2010, we had approximately $2,109.4 million in unremitted earnings outside the United States for which withholding and U.S. taxes were not provided. Income tax expense would be incurred if these funds were remitted to the United States. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against our U.S. tax liability, if any. We annually update our estimate of unremitted earnings outside the United States after the completion of each fiscal year.

We recorded a tax benefit of $21.4 million in the fourth quarter of 2010 in connection with the total fiscal year 2010 pre-tax charges of $609.2 million related to the global settlement with the U.S. Department of Justice, or DOJ.

Acquisitions

The accounting for acquisitions requires extensive use of estimates and judgments to measure the fair value of the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because the excess of the purchase price over the fair value of net assets acquired can only be recognized as goodwill in a business combination.

On July 1, 2010, we completed a business combination agreement and effected a revised distribution agreement with our distributor in Turkey. We paid $33.0 million for the termination of the original distribution agreement and purchased the commercial assets related to the selling of our products in Turkey for $6.1 million in cash and estimated contingent consideration of $36.7 million as of the acquisition date. On January 15, 2010, we acquired Serica Technologies, Inc., or Serica, for an aggregate purchase price of approximately $63.7 million, net of cash acquired. On July 7, 2009, we acquired a 50.001% stockholder interest in a joint venture, Samil Allergan Ophthalmic Joint Venture Company, or Samil, for approximately $14.8 million, net of cash acquired. We accounted for these acquisitions as business combinations. The tangible and intangible assets acquired and liabilities assumed in connection with these acquisitions were recognized based on their estimated fair values at the acquisition dates. The determination of estimated fair values requires significant estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions.

Impairment Evaluations for Goodwill and Purchased Intangible Assets

We evaluate goodwill for impairment on an annual basis, or more frequently if we believe indicators of impairment exist, by comparing the carrying value of each of our reporting units to their estimated fair value. We have identified two reporting units, specialty pharmaceuticals and medical devices, and currently perform our annual evaluation as of October 1 each year.

We primarily use the income approach and the market approach to valuation that include the discounted cash flow method, the guideline company method, as well as other generally accepted valuation methodologies to determine the fair value of our reporting units. Upon completion of the October 2010 annual impairment assessment, we determined that no impairment was indicated as the estimated fair value of each of the two reporting units exceeded its respective carrying value. As of December 31, 2010, we do not believe any significant indicators of impairment exist for our goodwill that would require additional analysis.

We also review purchased intangible assets for impairment when events or changes in circumstances indicate that the carrying value of our intangible assets may not be recoverable. An impairment in the carrying value of an intangible asset is recognized whenever anticipated future undiscounted cash flows from an intangible asset are estimated to be less than its carrying value.

In the third quarter of 2010, we concluded that the intangible assets and a related prepaid royalty asset associated with the *Sanctura*® franchise, or the *Sanctura*® Assets, which we acquired in connection with our 2007 acquisition of Esprit Pharma Holding Company, Inc., or Esprit, and certain subsequent licensing and commercialization transactions, had become impaired. We determined that an impairment charge was required with respect to the *Sanctura*® Assets because the estimated undiscounted future cash flows over their remaining useful life were not sufficient to recover the current carrying amount of the *Sanctura*® Assets and the carrying amount exceeded the estimated fair value of those assets due to a reduction in expected future financial performance for the *Sanctura*® franchise resulting from lower than anticipated acceptance by patients, physicians and payors. As a result, in the third quarter of 2010, we recorded an aggregate charge of $369.1 million related to the impairment of the *Sanctura*® Assets and related costs, which includes a charge of $343.2 million for the impairment of the *Sanctura*® intangible assets. We did not record any impairment charges in 2009. In 2008, we recorded a pre-tax impairment charge of $5.6 million for an intangible asset related to the phase out of a collagen product.

Significant management judgment is required in the forecasts of future operating results that are used in our impairment evaluations. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur future impairment charges.

Operations

Headquartered in Irvine, California, we are a multi-specialty health care company focused on discovering, developing and commercializing innovative pharmaceuticals, biologics, medical devices and over-the-counter products that enable people to live life to its greatest potential — to see more clearly, move more freely and express themselves more fully. Our diversified approach enables us to follow our research and development into new specialty areas where unmet needs are significant.

We discover, develop and commercialize specialty pharmaceutical, biologics, medical devices and over-the-counter products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention, urological and other specialty markets in more than 100 countries around the world. We are a pioneer in specialty pharmaceutical research, targeting products and technologies related to specific disease areas such as chronic dry eye, glaucoma, retinal disease, psoriasis, acne, movement disorders, neuropathic pain and genitourinary diseases. Additionally, we are a leader in discovering, developing and marketing therapeutic and aesthetic biological, pharmaceutical and medical device products, including saline and silicone gel breast implants, dermal fillers and obesity intervention products. At December 31, 2010, we employed approximately 9,200 persons around the world. Our principal markets are the United States, Europe, Latin America and Asia Pacific.

Results of Operations

We operate our business on the basis of two reportable segments — specialty pharmaceuticals and medical devices. The specialty pharmaceuticals segment produces a broad range of pharmaceutical products, including: ophthalmic products for dry eye, glaucoma, retinal diseases and ocular surface disease; *Botox*® for certain therapeutic and aesthetic indications; skin care products for acne, psoriasis, eyelash growth and other prescription and over-the-counter skin care products; and urologics products. The medical devices segment produces a broad range of medical devices, including: breast implants for augmentation, revision and reconstructive surgery; obesity intervention products, including the *Lap-Band*® System and the *Orbera*™ Intragastric Balloon System; and facial aesthetics products. We provide global marketing strategy teams to coordinate the development and execution of a consistent marketing strategy for our products in all geographic regions that share similar distribution channels and customers.

Management evaluates our business segments and various global product portfolios on a revenue basis, which is presented below in accordance with GAAP. We also report sales performance using the non-GAAP financial measure of constant currency sales. Constant currency sales represent current period reported sales, adjusted for the translation effect of changes in average foreign exchange rates between the current period and the corresponding period in the prior year. We calculate the currency effect by comparing adjusted current period reported sales, calculated using the monthly average foreign exchange rates for the corresponding period in the prior year, to the actual current period reported sales. We routinely evaluate our net sales performance at constant currency so that sales results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our sales. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower, respectively, than growth reported at actual exchange rates.

The following table compares net sales by product line within each reportable segment and certain selected pharmaceutical products for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		Change in Product Net Sales			Percent Change in Product Net Sales		
	2010	2009	Total	Performance	Currency	Total	Performance	Currency
			(in millions)					
Net Sales by Product Line:								
Specialty Pharmaceuticals:								
Eye Care Pharmaceuticals	$2,262.0	$2,100.6	$161.4	$146.5	$14.9	7.7%	7.0%	0.7%
Botox®/Neuromodulator	1,419.4	1,309.6	109.8	93.0	16.8	8.4%	7.1%	1.3%
Skin Care	229.5	208.0	21.5	21.0	0.5	10.3%	10.1%	0.2%
Urologics	62.5	65.6	(3.1)	(3.1)	—	(4.7)%	(4.7)%	—%
Total Specialty Pharmaceuticals	3,973.4	3,683.8	289.6	257.4	32.2	7.9%	7.0%	0.9%
Medical Devices:								
Breast Aesthetics	319.1	287.5	31.6	31.9	(0.3)	11.0%	11.1%	(0.1)%
Obesity Intervention	243.3	258.2	(14.9)	(18.2)	3.3	(5.8)%	(7.0)%	1.2%
Facial Aesthetics	283.8	218.1	65.7	62.2	3.5	30.1%	28.5%	1.6%
Total Medical Devices	846.2	763.8	82.4	75.9	6.5	10.8%	9.9%	0.9%
Total product net sales	$4,819.6	$4,447.6	$372.0	$333.3	$38.7	8.4%	7.5%	0.9%
Domestic product net sales	62.6%	65.4%						
International product net sales	37.4%	34.6%						
Selected Product Net Sales (a):								
Alphagan® P, Alphagan® and *Combigan®*	$ 401.6	$ 414.5	$ (12.9)	$ (15.6)	$ 2.7	(3.1)%	(3.8)%	0.7%
Lumigan® Franchise	526.7	456.5	70.2	71.3	(1.1)	15.4%	15.6%	(0.2)%
Restasis®	620.5	522.9	97.6	96.7	0.9	18.7%	18.5%	0.2%
Sanctura® Franchise	62.5	65.6	(3.1)	(3.1)	—	(4.7)%	(4.7)%	—%
Latisse®	81.8	73.7	8.1	7.6	0.5	11.0%	10.4%	0.6%

	Year Ended December 31,		Change in Product Net Sales			Percent Change in Product Net Sales		
	2009	2008	Total	Performance	Currency	Total	Performance	Currency
			(in millions)					
Net Sales by Product Line:								
Specialty Pharmaceuticals:								
Eye Care Pharmaceuticals	$2,100.6	$2,009.1	$ 91.5	$144.9	$ (53.4)	4.6%	7.2%	(2.6)%
Botox®/Neuromodulator	1,309.6	1,310.9	(1.3)	32.5	(33.8)	(0.1)%	2.5%	(2.6)%
Skin Care	208.0	113.7	94.3	94.4	(0.1)	82.9%	83.0%	(0.1)%
Urologics	65.6	68.6	(3.0)	(3.0)	—	(4.4)%	(4.4)%	—%
Total Specialty Pharmaceuticals	3,683.8	3,502.3	181.5	268.8	(87.3)	5.2%	7.7%	(2.5)%
Medical Devices:								
Breast Aesthetics	287.5	310.0	(22.5)	(15.2)	(7.3)	(7.3)%	(4.9)%	(2.4)%
Obesity Intervention	258.2	296.0	(37.8)	(32.2)	(5.6)	(12.8)%	(10.9)%	(1.9)%
Facial Aesthetics	218.1	231.4	(13.3)	(7.1)	(6.2)	(5.7)%	(3.1)%	(2.6)%
Total Medical Devices	763.8	837.4	(73.6)	(54.5)	(19.1)	(8.8)%	(6.5)%	(2.3)%
Total product net sales	$4,447.6	$4,339.7	$107.9	$214.3	$(106.4)	2.5%	4.9%	(2.4)%
Domestic product net sales	65.4%	64.6%						
International product net sales	34.6%	35.4%						
Selected Product Net Sales (a):								
Alphagan® *P*, *Alphagan*® and *Combigan*®	$ 414.5	$ 398.1	$ 16.4	$ 26.8	$ (10.4)	4.1%	6.7%	(2.6)%
Lumigan® Franchise	456.5	426.2	30.3	46.4	(16.1)	7.1%	10.9%	(3.8)%
Restasis®	522.9	444.0	78.9	79.1	(0.2)	17.8%	17.8%	—%
Sanctura® Franchise	65.6	68.2	(2.6)	(2.6)	—	(3.8)%	(3.8)%	—%
Latisse®	73.7	—	73.7	73.7	—	—%	—%	—%

(a) Percentage change in selected product net sales is calculated on amounts reported to the nearest whole dollar.

Product Net Sales

Product net sales increased by $372.0 million in 2010 compared to 2009 due to an increase of $289.6 million in our specialty pharmaceuticals product net sales and an increase of $82.4 million in our medical devices product net sales. The increase in specialty pharmaceuticals product net sales is due to increases in product net sales of our eye care pharmaceuticals, *Botox*®, and skin care product lines, partially offset by a small decrease in product net sales of our urologics product line. The increase in medical devices product net sales reflects an increase in product net sales of our breast aesthetics and facial aesthetics product lines, partially offset by a decrease in product net sales of our obesity intervention product line.

Several of our products, including *Botox*® Cosmetic, *Latisse*® and our facial aesthetics, obesity intervention and breast implant products, are purchased based on consumer choice and have limited reimbursement or are not reimbursable by government or other health care plans and are, therefore, partially or wholly paid for directly by the consumer. As such, the general economic environment and level of consumer spending have a significant effect on our sales of these products.

In March 2010, the U.S. government enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the PPACA, reforming the U.S. health care system. The PPACA includes provisions that we believe will have a significant negative impact on our product net sales, including an extension of Medicaid and Medicare benefits to new patient populations, an increase in Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, a future increase in the initial coverage limit for Medicare participants, future annual non-deductible fees on entities that manufacture or import branded prescription drugs offered for sale in the United States, and future excise taxes on the sales of medical devices in the United States. In 2010, we recognized a reduction in product net sales of approximately $14.8 million for additional rebates related to the PPACA. Based on internal information and assumptions, we currently estimate that the PPACA will have a negative impact on our fiscal year 2011 product net sales and operating expenses, resulting in a negative impact on our earnings on a pre-tax equivalent basis of approximately $70.0 million. In addition, we expect incremental price reductions and rebate increases mandated by European governments to also have a negative impact on our pre-tax earnings of approximately $30.0 million. In the aggregate, the incremental costs of the PPACA and European pricing pressures will have a negative impact on our fiscal year 2011 earnings on a pre-tax equivalent basis of approximately $100.0 million.

Eye care pharmaceuticals product net sales increased in 2010 compared to 2009 primarily due to an increase in net sales of *Restasis*®, our therapeutic treatment for chronic dry eye disease, an increase in sales of our glaucoma drug *Lumigan*® 0.03%, an increase in sales of *Ganfort*™, our *Lumigan*® and timolol combination for the treatment of glaucoma, an increase in new product sales of *Lumigan*® 0.01%, which was launched in the United States in the fourth quarter of 2010, an increase in sales of *Combigan*®, our *Alphagan*® and timolol combination for the treatment of glaucoma, an increase in sales of *Alphagan*® *P* 0.1%, an increase in sales of *Ozurdex*®, our biodegradable, sustained-release steroid implant for the treatment of certain retinal diseases, an increase in new product sales of *Zymaxid*®, our next-generation anti-infective product in the fluoroquinolone category indicated for the treatment of bacterial conjunctivitis, which was launched in the second quarter of 2010, an increase in sales of *Acuvail*®, our next-generation preservative-free, non-steroidal anti-inflammatory, which was launched in the third quarter of 2009, and an increase in sales of our artificial tears products *Refresh*® and *Refresh*® *Optive*™, partially offset by a decrease in sales of our glaucoma drugs *Alphagan*® and *Alphagan*® *P* 0.15%, our older-generation fluoroquinolone *Zymar*® and our non-steroidal anti-inflammatory drugs *Acular*® and *Acular LS*®.

Aggregate product net sales for *Alphagan*®, *Alphagan*® *P* 0.15%, *Acular*®, and *Acular LS*® decreased approximately $146.4 million in 2010 compared to 2009, primarily due to generic competition in the United States. However, total product net sales for our *Alphagan*® franchise, which includes *Alphagan*®, *Alphagan*® *P* 0.15%, *Alphagan*® *P* 0.1% and *Combigan*®, and our products containing ketorolac, which include *Acular*®, *Acular LS*® and *Acuvail*®, decreased approximately $86.9 million in the aggregate in 2010 compared to 2009. While we estimate that our product net sales will continue to be negatively impacted due to sales of generic formulations of *Alphagan*®, *Alphagan*® *P* 0.15%, *Acular*®, and *Acular LS*®, we expect that any such negative impact on product net sales will be partially offset by increased sales of *Alphagan*® *P* 0.1%, *Combigan*® and *Acuvail*®. In addition, we expect generic versions of *Zymar*® and *Elestat*® to be launched in the United States in early 2011. While we estimate that our product net sales will be negatively impacted in 2011 due to sales of generic formulations of these products, we expect that any such negative impact on product net sales will be partially offset by increased sales of *Zymaxid*® and *Lastacaft*™, our topical allergy medication for the treatment and prevention of itching associated with allergic conjunctivitis, which we launched in January 2011. We do not believe that our liquidity will be materially impacted in 2011 by generic competition.

We increased prices on certain eye care pharmaceutical products in the United States in 2010. Effective January 9, 2010, we increased the published U.S. list price for *Combigan*®, *Alphagan*® *P* 0.1% and *Zymar*® by five percent, *Restasis*® by four percent, *Elestat*® by ten percent and *Acular*® and *Acular LS*® by three percent. Effective April 3, 2010, we increased the published U.S. list price of *Lumigan*® by six percent. Effective July 10, 2010, we increased the published U.S. list price of *Alphagan*® *P* 0.15% by eight percent and *Acular*®, *Acular LS*®, and *Acuvail*® by three percent. Effective October 2, 2010, we increased the published U.S. list price of *Restasis*® by an additional five percent, *Alphagan*® *P* 0.1% by an additional four percent, and *Combigan*® by an additional six percent. These price increases had a positive net effect on our U.S. sales in 2010 compared to 2009, but the actual net effect is difficult to determine due to the various managed care sales rebate and other incentive programs in which we participate. Wholesaler buying patterns and the change in dollar value of the prescription product mix also affected our reported net sales dollars, although we are unable to determine the impact of these effects.

Total sales of *Botox®* increased in 2010 compared to 2009 due to an increase in sales of *Botox®* for both cosmetic and therapeutic use in all of our principal geographic markets. We believe sales of *Botox®*, primarily *Botox®* Cosmetic, were negatively impacted in 2010 by the introduction of a competitive product that was launched in the United States in June 2009. Based on internal information and assumptions, we estimate in 2010 that *Botox®* therapeutic sales accounted for approximately 51% of total consolidated *Botox®* sales and grew at a rate of approximately 6% compared to 2009. In 2010, *Botox®* Cosmetic sales accounted for approximately 49% of total consolidated *Botox®* sales and increased by approximately 11% compared to 2009. We believe our worldwide market share for neuromodulators, including *Botox®*, was approximately 77% in the third quarter of 2010, the last quarter for which market data is available.

Skin care product net sales increased in 2010 compared to 2009 primarily due to an increase in sales of *Latisse®*, our treatment for inadequate or insufficient eyelashes, an increase in sales of *Aczone®*, our topical dapsone treatment for acne vulgaris, and a small increase in total sales of *Tazorac®*, *Zorac®* and *Avage®*, our topical tazarotene products. Effective January 9, 2010, we increased the published U.S. list price for *Aczone®* by approximately ten to sixteen percent, depending on package size, and *Tazorac®* and *Avage®* by approximately ten percent. Effective June 5, 2010, we increased the published U.S. list prices of *Aczone®* by approximately an additional six percent and *Tazorac®* and *Avage®* by approximately an additional ten percent. Effective October 2, 2010, we increased the published U.S. list prices of *Tazorac®* and *Avage®* by approximately an additional ten percent. We expect a generic version of our *Tazorac®* cream product to be launched in the United States in mid-2011 and estimate that our product net sales will be negatively impacted in 2011 due to sales of generic formulations of this product.

Urologics sales, which are presently concentrated in the United States and consist of our *Sanctura®* franchise products for the treatment of overactive bladder, decreased in 2010 compared to 2009, primarily due to lower sales of *Sanctura®*, our twice-a-day anticholinergic for the treatment of overactive bladder, or OAB, which was negatively impacted by the launch of trospium chloride generics at the beginning of September 2010, partially offset by a small increase in sales of *Sanctura XR®*, our second generation, once-daily anticholinergic for the treatment of OAB. In the third quarter of 2009, we entered into a co-promotion agreement with Quintiles Transnational Corp., or Quintiles, under which Quintiles began to promote *Sanctura XR®* to general practitioners in the United States. In the third quarter of 2010, we terminated the co-promotion agreement with Quintiles due to lower than anticipated sales of *Sanctura XR®* in the general practitioner market. We continue to focus our internal sales efforts on *Sanctura XR®* in the urology specialty market. Effective January 9, 2010, we increased the published U.S. list price for *Sanctura®* by approximately nine percent. Effective February 20, 2010, we increased the published U.S. list price for *Sanctura XR®* by six percent. Effective July 10, 2010, we increased the published U.S. list price of *Sanctura XR®* by an additional three percent and *Sanctura®* by an additional ten percent.

We have a policy to attempt to maintain average U.S. wholesaler inventory levels of our specialty pharmaceutical products at an amount less than eight weeks of our net sales. At December 31, 2010, based on available external and internal information, we believe the amount of average U.S. wholesaler inventories of our specialty pharmaceutical products was near the lower end of our stated policy levels.

Breast aesthetics product net sales, which consist primarily of sales of silicone gel and saline breast implants and tissue expanders, increased in 2010 compared to 2009 due to increases in sales in all of our principal geographic markets. The increase in sales of breast aesthetics products in the United States was primarily due to higher unit volume and the continued transition of the U.S. market to higher priced silicone gel products from lower priced saline products. The overall increase in sales of breast aesthetics products in our international markets was primarily due to higher unit volume.

Obesity intervention product net sales, which consist primarily of sales of devices used for minimally invasive long-term treatments of obesity such as our *Lap-Band®* and *Lap-Band AP®* Systems and *Orbera™*

System, decreased in 2010 compared to 2009 primarily due to a decrease in sales in the United States, partially offset by increases in sales in most markets in Europe, Latin America and Canada. We believe sales of obesity intervention products in the United States and other principal geographic markets continued to be negatively impacted in 2010 by general economic conditions given the substantial patient co-pays associated with these products and government spending restrictions.

Facial aesthetics product net sales, which consist primarily of sales of hyaluronic acid-based and collagen-based dermal fillers used to correct facial wrinkles, increased in 2010 compared to 2009 primarily due to significant increases in sales in the United States, Canada and all of our other principal geographic markets. We believe the increase in sales of facial aesthetic products was primarily due to the February 2010 launch of *Juvéderm®* XC with lidocaine in the United States and recent launches of *Juvéderm®* with lidocaine and *Juvéderm® Voluma*™ in other international markets, an expansion of the facial aesthetics market and an increase in our share of the hyaluronic acid-based dermal filler market, partially offset by a decline in sales of older generation collagen-based dermal fillers. We currently expect to discontinue selling collagen-based dermal fillers during 2011.

Foreign currency changes increased product net sales by $38.7 million in 2010 compared to 2009, primarily due to the strengthening of the Canadian dollar, Brazilian real and Australian dollar compared to the U.S. dollar, partially offset by the weakening of the euro compared to the U.S. dollar.

U.S. product net sales as a percentage of total product net sales decreased by 2.8 percentage points to 62.6% in 2010 compared to U.S. sales of 65.4% in 2009, due primarily to higher sales growth in our international markets compared to the U.S. market for our eye care pharmaceuticals, *Botox®* and obesity intervention product lines, partially offset by an increase in sales of our skin care products, which are highly concentrated in the United States. Additionally, international sales benefited from a positive translation impact due to a general strengthening of foreign currencies compared to the U.S. dollar in markets where we sold products in 2010 compared to 2009.

Product net sales increased by $107.9 million in 2009 compared to 2008 due to an increase of $181.5 million in our specialty pharmaceuticals product net sales, partially offset by a decrease of $73.6 million in our medical devices product net sales. The increase in specialty pharmaceuticals product net sales is due to sales increases in our eye care pharmaceutical and skin care product lines, partially offset by small decreases in our *Botox®* and urologics product lines. The decrease in medical devices product net sales reflects a decrease in product net sales across all of our medical device product lines. Net sales were negatively affected by a general weakening of foreign currencies compared to the U.S. dollar in the foreign countries where we operated during 2009 compared to 2008.

Eye care pharmaceuticals product net sales increased in 2009 compared to 2008 primarily due to strong growth in sales of *Restasis®*, our therapeutic treatment for chronic dry eye disease, an increase in sales of *Combigan®*, our *Alphagan®* and timolol combination for the treatment of glaucoma, an increase in sales of *Ganfort*™, our *Lumigan®* and timolol combination for the treatment of glaucoma, an increase in sales of *Alphagan® P* 0.1%, our most recent generation of *Alphagan®* for the treatment of glaucoma and an increase in new product sales of *Acuvail®*, our next-generation preservative-free, non-steroidal anti-inflammatory, which we launched in the United States in the third quarter of 2009, partially offset by lower sales of our glaucoma drugs *Alphagan®* and *Alphagan® P* 0.15%, lower sales of our non-steroidal anti-inflammatory drugs *Acular®* and *Acular LS®* and a small decline in sales in dollars of artificial tears products. Generic formulations of *Alphagan®*, *Alphagan® P* 0.15%, *Acular®* and *Acular LS®* had a negative effect on our sales of these products in 2009. We estimate the majority of the increase in our eye care pharmaceuticals sales was due to an overall net increase in the volume of product sold and a shift in sales mix to a greater percentage of higher priced products, partially offset by the negative impact on our international product net sales from a general weakening of foreign currencies compared to the U.S. dollar.

During 2009, we increased the published list prices for certain eye care pharmaceutical products in the United States. Effective January 3, 2009, we increased the published U.S. list price for *Combigan®*, *Lumigan®* and *Zymar®* by five percent, *Alphagan® P* 0.15%, *Alphagan® P* 0.1%, *Acular®* and *Acular LS®* by eight percent, and *Elestat®* by seven percent, and effective January 24, 2009, we increased the published list price in the United States for *Restasis®* by five percent. Effective April 1, 2009, we increased the published U.S. list price of *Acular®* and *Acular LS®* by an additional nine percent, and effective May 2, 2009, we increased the published U.S. list price of *Alphagan® P* 0.15% by an additional eight percent. Effective August 1, 2009, we increased the published U.S. list price of *Alphagan® P* 0.15%, *Acular®* and *Acular LS®* by an additional eight percent and *Alphagan® P* 0.1% by an additional five percent. Effective October 3, 2009, we increased the published U.S. list price of *Combigan®*, *Lumigan®* and *Restasis®* by an additional five percent and *Zymar®* by an additional seven percent. These price increases had a positive net effect on our U.S. sales for 2009 compared to 2008, but the actual net effect is difficult to determine due to the various managed care sales rebate and other incentive programs in which we participate. Wholesaler buying patterns and the change in dollar value of prescription product mix also affected our reported net sales dollars, although we are unable to determine the impact of these effects.

Botox® product net sales decreased slightly in 2009 compared to 2008 primarily due to the negative impact of a general weakening of foreign currencies compared to the U.S. dollar on our international *Botox®* sales and a decrease in sales of *Botox®* Cosmetic in the United States, partially offset by an increase in sales of *Botox®* for therapeutic use in the United States and an increase in sales of *Botox®* Cosmetic in Asia Pacific and Latin America. We believe sales of *Botox®*, primarily *Botox®* Cosmetic, were negatively impacted in 2009 by declines in consumer spending in most of our principal geographic markets and by the introduction of a competitive product in the United States. Based on internal information and assumptions, we estimate in 2009 that *Botox®* therapeutic sales accounted for approximately 52% of total consolidated *Botox®* sales and grew at a rate of approximately 4% compared to 2008. In 2009, *Botox®* Cosmetic sales accounted for approximately 48% of total consolidated *Botox®* sales and decreased by approximately 4% compared to 2008.

Skin care product net sales increased in 2009 compared to 2008 primarily due to new product sales of *Latisse®*, our treatment for inadequate or insufficient eyelashes, which we launched in the United States in January 2009, and sales of *Aczone®*, which we launched in the fourth quarter of 2008, partially offset by a decrease in sales of *Tazorac®*, *Zorac®* and *Avage®*, our topical tazarotene products. We increased the published U.S. list price for *Tazorac®*, *Zorac®* and *Avage®* by approximately ten percent effective January 3, 2009 and an additional nine percent effective October 3, 2009.

Urologics product net sales, which are presently concentrated in the United States and consist primarily of our *Sanctura®* franchise products for the treatment of OAB, decreased in 2009 compared to 2008. Net sales of our *Sanctura®* franchise products decreased $2.6 million to $65.6 million in 2009 compared to $68.2 million in 2008. In February 2009, we announced a restructuring plan to focus our sales efforts on the urology specialty market and to seek a partner to promote *Sanctura XR®*, our once-daily anticholinergic for the treatment of OAB, to general practitioners, which resulted in a significant reduction in our urology sales force. In September 2009, we announced a co-promotion agreement with Quintiles, under which Quintiles will promote *Sanctura XR®* to general practitioners in the United States. We increased the published U.S. list price for *Sanctura XR®* by fourteen percent effective January 3, 2009 and by an additional seven percent on October 3, 2009. We increased the published U.S. list price for *Sanctura®*, our twice-a-day anticholinergic for the treatment of OAB, by eight percent effective January 3, 2009, by an additional nine percent on June 1, 2009 and by an additional nine percent on October 3, 2009.

Breast aesthetics product net sales decreased in 2009 compared to 2008 primarily due to a decrease in sales in the United States, Europe, and Latin America, partially offset by a small increase in sales in Asia Pacific. The decline in sales of breast aesthetics products in the United States was primarily due to lower unit volume, partially offset by the transition from lower priced saline products to higher priced silicone gel products. We believe that sales of our breast aesthetics products were negatively impacted in 2009 by declines in consumer spending in all of our principal geographic markets.

Obesity intervention product net sales decreased in 2009 compared to 2008 primarily due to decreases in sales in the United States and most of our other principal geographic markets. Our *Orbera*™ System sales grew strongly on a small sales base. We believe sales of obesity intervention products in the United States and other principal geographic markets were negatively impacted in 2009 by declines in consumer spending given substantial patient co-pays.

Facial aesthetics product net sales decreased in 2009 compared to 2008 primarily due to a decrease in sales in the United States and Europe. The decrease in net sales of facial aesthetics products was partially offset by an increase in sales in Asia Pacific, Latin America and Canada, primarily due to the launch of *Juvéderm*® Ultra with lidocaine in those markets. We believe sales of facial aesthetics products were negatively impacted in 2009 by declines in consumer spending in all of our principal geographic markets. Sales of facial aesthetics products were also negatively affected by a general decline in sales of older generation collagen-based dermal fillers.

Foreign currency changes decreased product net sales by $106.4 million in 2009 compared to 2008, primarily due to the weakening of the euro, U.K. pound, Brazilian real, Mexican peso, Australian dollar and Canadian dollar compared to the U.S. dollar.

U.S. product net sales as a percentage of total product net sales increased by 0.8 percentage points to 65.4% in 2009 compared to U.S. sales of 64.6% in 2008, due primarily to an increase in U.S skin care net sales and an increase in U.S. sales of eye care pharmaceuticals as a percentage of total eye care pharmaceutical net sales, partially offset by a decline in U.S. product net sales as a percentage of total product net sales for *Botox*® and our medical device product lines. A significant portion of the increase in U.S. sales as a percentage of total product net sales in 2009 compared to 2008 is related to the general weakening of foreign currencies compared to the U.S. dollar in countries where we operate.

Other Revenues

Other revenues increased $43.8 million to $99.8 million in 2010 compared to $56.0 million in 2009. The increase in other revenues is primarily related to an upfront net licensing fee of $36.0 million that we recognized in 2010 related to an agreement with Bristol-Myers Squibb Company, or Bristol-Myers Squibb, for the exclusive worldwide rights to develop, manufacture and commercialize an investigational medicine for neuropathic pain, an increase in royalty income from sales of brimonidine products by Alcon, Inc. in the United States under a licensing agreement and an increase in royalty income from sales of *Lumigan*® by Senju Pharmaceutical Co., Ltd., or Senju, in Japan under a licensing agreement, partially offset by a decline in royalty and reimbursement income related to certain licensing and strategic support agreements with GlaxoSmithKline, or GSK, and a decline in other reimbursement income.

Other revenues decreased $7.7 million to $56.0 million in 2009 compared to $63.7 million in 2008. The decrease in other revenues in 2009 compared to 2008 is primarily due to a decrease in reimbursement income for services provided under co-promotion agreements related to *Botox*® and our *Lap-Band*® obesity intervention products, lower royalty income on sales of *Botox*® in Japan and China by GSK, and a decline in other reimbursement income. The decline in other revenues was partially offset by an increase in royalty income due primarily to sales of brimonidine products by Alcon, Inc. in the United States under a licensing agreement, and sales of *Lumigan*® in Japan by Senju under a licensing agreement.

Income and Expenses

The following table sets forth the relationship to product net sales of various items in our consolidated statements of earnings:

	Year Ended December 31,		
	2010	2009	2008
Product net sales	100.0%	100.0%	100.0%
Other revenues	2.1	1.3	1.5
Operating costs and expenses:			
Cost of sales (excludes amortization of acquired intangible assets)	15.0	16.9	17.5
Selling, general and administrative	41.9	43.2	42.8
Research and development	16.7	15.9	18.4
Amortization of acquired intangible assets	2.9	3.3	3.5
Legal settlement	12.6	—	—
Intangible asset impairment and related costs	7.7	—	—
Restructuring charges	—	1.1	1.0
Operating income	5.3	20.9	18.3
Non-operating expense	(1.8)	(1.8)	(0.7)
Earnings before income taxes	3.5%	19.1%	17.6%
Net earnings attributable to Allergan, Inc.	0.0%	14.0%	13.0%

Cost of Sales

Cost of sales decreased $28.9 million, or 3.8%, in 2010 to $722.0 million, or 15.0% of product net sales, compared to $750.9 million, or 16.9% of product net sales in 2009. Cost of sales in 2009 includes charges of $14.4 million for the rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory related to the phased closure of our Arklow, Ireland breast implant manufacturing facility, $5.0 million related to the modification of certain employee stock options in connection with our 2009 restructuring plan and $0.8 million for the purchase accounting fair market value inventory adjustment rollout related to our acquisition of Samil. Excluding the effect of these charges, cost of sales decreased $8.7 million, or 1.2%, in 2010 compared to 2009. This decrease in cost of sales, excluding the charges described above, primarily resulted from a decrease in cost of sales as a percentage of product net sales for our eye care pharmaceuticals, primarily due to lower royalty expenses and positive, volume-based manufacturing efficiencies, and for our breast aesthetics and facial aesthetics products, primarily due to manufacturing efficiencies and positive changes in product mix, and an overall decrease in provisions for inventory reserves, partially offset by the 8.4% increase in product net sales.

Cost of sales decreased $10.3 million, or 1.4%, in 2009 to $750.9 million, or 16.9% of product net sales, compared to $761.2 million, or 17.5% of product net sales in 2008. Cost of sales in 2009 includes charges of $14.4 million for the rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory related to the phased closure of our Arklow, Ireland breast implant manufacturing facility, $5.0 million related to the modification of certain employee stock options in connection with our 2009 restructuring plan and $0.8 million for the purchase accounting fair market value inventory adjustment rollout related to our acquisition of Samil. Cost of sales in 2008 includes charges of $11.7 million for the purchase accounting fair market value inventory adjustment rollout related to the Esprit acquisition and $8.8 million for the rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory related to the phased closure of our Arklow, Ireland breast implant manufacturing facility. Excluding the effect of these charges, cost of sales decreased $10.0 million, or 1.4%, in 2009 compared to 2008. This decrease in cost of sales, excluding the charges described above, primarily resulted from a change in the mix of product net sales due to the combined effect of the increase of our specialty pharmaceuticals product net sales and decline in our medical devices product net sales in 2009 compared to 2008. Generally, our specialty pharmaceutical products have lower cost of sales as a percentage of product net sales than our medical device products. Cost of sales as a percentage of product net sales decreased for our total specialty pharmaceuticals products and increased slightly for our total medical devices products in 2009 compared to 2008.

Selling, General and Administrative

Selling, general and administrative, or SG&A, expenses increased $96.1 million, or 5.0%, to $2,017.6 million, or 41.9% of product net sales, in 2010 compared to $1,921.5 million, or 43.2% of product net sales, in 2009. SG&A expenses in 2010 include $14.4 million of costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox*® and related derivative litigation costs associated with the DOJ settlement announced in September 2010, a charge of $33.0 million related to the termination of a distributor agreement in Turkey, a $10.6 million charge for the write-off of manufacturing assets related to the abandonment of an eye care product, and a $7.9 million charge related to the change in fair value of a contingent consideration liability associated with our purchase of a distributor's business in Turkey. SG&A expenses in 2009 include a $52.6 million charge related to the modification of certain employee stock options and $2.3 million in asset write-offs in connection with our 2009 restructuring plan, $32.2 million of costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox*®, an $18.0 million contribution to The Allergan Foundation, a $14.0 million gain on the settlement of a manufacturing and distribution agreement related to an eye care pharmaceuticals product and $0.4 million of integration and transition costs related to our acquisition of Groupe Cornéal Laboratoires, or Cornéal. Excluding the effect of the items described above, SG&A expenses increased $121.7 million, or 6.7%, to $1,951.7 million, or 40.5% of product net sales, in 2010 compared to $1,830.0 million, or 41.1% of product net sales in 2009. The increase in SG&A expenses in dollars, excluding the charges described above, primarily relates to increases in selling, marketing, and general and administrative expenses, partially offset by a decrease in promotion costs. The increase in selling and marketing expenses in 2010 compared to 2009 principally relates to increased personnel and related incentive compensation costs that support the 8.4% increase in product net sales, additional costs related to the expansion of our sales forces in Asia, Poland and Turkey, and additional selling costs related to an agreement with Quintiles to promote *Sanctura XR*® to general practitioners in the United States. The increase in general and administrative expenses is primarily due to an increase in legal expenses, incentive compensation costs, information systems and human resource administrative costs, an increase in losses from the disposal of fixed assets, and an increase in regional management costs related to our expansion of direct selling operations in Asia. The decrease in promotion expenses is primarily due to a decrease in direct-to-consumer advertising for the *Lap-Band*® System, *Latisse*® and *Juvéderm*®, partially offset by increases in direct-to-consumer advertising for *Botox*® Cosmetic and *Restasis*®. The decrease in SG&A expenses as a percentage of product net sales, excluding the items described above, in 2010 compared to 2009 is primarily due to the lower 6.7% increase in SG&A expenses relative to the higher 8.4% increase in product net sales during the same period.

SG&A expenses increased $65.4 million, or 3.5%, to $1,921.5 million, or 43.2% of product net sales, in 2009 compared to $1,856.1 million, or 42.8% of product net sales, in 2008. SG&A expenses in 2009 include a $52.6 million charge related to the modification of certain employee stock options and $2.3 million in asset write-offs in connection with our 2009 restructuring plan, $32.2 million of costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox*®, an $18.0 million contribution to The Allergan Foundation, a $14.0 million gain on the settlement of a manufacturing and distribution agreement related to an eye care pharmaceuticals product and $0.4 million of integration and transition costs related to our acquisition of Cornéal. In 2008, SG&A expenses included $25.7 million of costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox*®, a $13.2 million settlement related to the termination of a distribution agreement in Korea, an impairment of an intangible asset of

$5.6 million related to the phase out of a collagen product, $2.1 million of integration and transition costs related to the acquisitions of Esprit and Cornéal, $0.9 million of termination benefits and asset impairments related to the phased closure of our breast implant manufacturing facility in Arklow, Ireland, $0.6 million of costs related to our acquisition of the *Aczone*® assets and $0.9 million of gains on the sale of fixed assets and technology related to the phased closure of our collagen manufacturing facility in Fremont, California. Excluding the effect of the items described above, SG&A expenses increased $21.1 million, or 1.2%, to $1,830.0 million, or 41.1% of product net sales, in 2009 compared to $1,808.9 million, or 41.7% of product net sales in 2008. The increase in SG&A expenses in dollars in 2009 compared to 2008 primarily relates to an increase in promotion expenses, partially offset by a decline in selling expenses and general and administrative expenses. The increase in promotion expenses was primarily due to launch-related expenses for *Latisse*® and direct-to-consumer advertising for *Latisse*® and *Restasis*®. The decrease in selling expenses and general and administrative expenses, excluding the items discussed above, principally relates to a decline in personnel and related incentive compensation costs due to the impact of our 2009 restructuring plan, partially offset by additional selling expenses associated with the launches of *Latisse*® in 2009 and *Aczone*® in the fourth quarter of 2008. The decrease in SG&A expenses as a percentage of product net sales, excluding the items described above, in 2009 compared to 2008 is primarily due to the lower 1.2% increase in SG&A expenses relative to the higher 2.5% increase in product net sales during the same period.

Research and Development

Research and development, or R&D, expenses increased $98.6 million, or 14.0%, to $804.6 million in 2010, or 16.7% of product net sales, compared to $706.0 million, or 15.9% of product net sales in 2009. R&D expenses in 2010 included a charge of $43.0 million for an upfront payment for the in-licensing of technology for treatment of nocturia, a urological disorder characterized by frequent urination at nighttime, from Serenity Pharmaceuticals, LLC, or Serenity, that has not yet achieved regulatory approval. R&D expenses in 2009 included a charge of $10.0 million for an upfront payment for the in-licensing of technology for the treatment of diseases of the eye from Pieris AG that has not yet achieved regulatory approval and a $21.0 million charge related to the modification of certain employee stock options in connection with our 2009 restructuring plan. Excluding the effect of the charges described above, R&D expenses increased by $86.6 million, or 12.8%, to $761.6 million in 2010, or 15.8% of product net sales, compared to $675.0 million, or 15.2% of product net sales, in 2009. The increase in R&D expenses in dollars, excluding these charges, and as a percentage of product net sales, was primarily due to increased spending on next generation eye care pharmaceuticals products for the treatment of glaucoma and retinal diseases, *Latisse*® in international markets, *Botox*® for the treatment of overactive bladder, hyaluronic-acid based dermal filler products, tissue regeneration technology acquired in the Serica acquisition and obesity intervention products, partially offset by a reduction in expenses related to the development of *Ozurdex*® for retinal vein occlusion and the development of *Botox*® for the treatment of chronic migraine, and a small decrease in spending for certain urology products and new technology discovery programs.

R&D expenses decreased $91.9 million, or 11.5%, to $706.0 million in 2009, or 15.9% of product net sales, compared to $797.9 million, or 18.4% of product net sales in 2008. R&D expenses in 2009 included a charge of $10.0 million for an upfront payment for the in-licensing of technology for the treatment of diseases of the eye from Pieris AG that has not yet achieved regulatory approval and a $21.0 million charge related to the modification of certain employee stock options in connection with our 2009 restructuring plan. R&D expenses in 2008 included a charge of $41.5 million for an upfront payment for the in-licensing of apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer, from Spectrum Pharmaceuticals, Inc., a charge of $13.9 million for an upfront payment for the in-licensing of *Sanctura XR*® product rights in Canada, where the product has not yet achieved regulatory approval, a charge of $7.0 million for an upfront payment for the in-licensing of pre-clinical drug compounds to treat diseases of the eye from Polyphor Ltd. and a charge of $6.3 million for an upfront payment for the in-licensing of preclinical drug compounds to treat diseases of the eye from Asterand plc. Excluding the effect of the charges described above, R&D expenses decreased by $54.2 million, or 7.4%, to $675.0 million in 2009, or 15.2% of product net sales, compared to $729.2 million, or 16.8% of product net sales, in 2008. The decrease in R&D expenses in dollars, excluding these charges, and as a percentage of product net sales, was primarily a result of a reduction in spending on certain new technology discovery programs, the completion of several late-stage development programs for eye care pharmaceutical products, including *Ozurdex*®, *Trivaris*™ and *Acuvail*®, a reduction in expenses related to the filing in the third quarter of 2009 of the sBLA with the FDA for the use of *Botox*® to treat chronic migraine, and a reduction in development expenses for *Latisse*®, partially offset by an increase in expenses for the development of *Juvéderm*® Ultra XC and Ultra Plus XC with lidocaine and the development of urology products, primarily apaziquone.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets decreased $8.3 million to $138.0 million in 2010, or 2.9% of product net sales, compared to $146.3 million, or 3.3% of product net sales in 2009. The decrease in amortization expense in dollars and as a percentage of product net sales is primarily due to the impairment of the *Sanctura*® intangible assets in the third quarter of 2010 and a decline in amortization expense associated with customer relationships acquired in connection with our 2006 acquisition of Inamed Corporation, or Inamed, the majority of which became fully amortized at the end of the first quarter of 2009, partially offset by an increase in the balance of intangible assets subject to amortization, including developed technology that we acquired in connection with our January 2010 acquisition of Serica, a capitalized upfront licensing payment in September 2010 for an eye care product previously approved for marketing and an acquired intangible asset related to an eye care pharmaceuticals product that we purchased in the fourth quarter of 2009 as part of a settlement of a manufacturing and distribution agreement, licensing assets related to *Botox*® Cosmetic distribution rights in Japan and China that we reacquired in the first quarter of 2010, and other intangible assets that we acquired in connection with our July 2010 purchase of our distributor's business related to our products in Turkey and our July 2009 acquisition of Samil.

Amortization of acquired intangible assets decreased $4.6 million to $146.3 million in 2009, or 3.3% of product net sales, compared to $150.9 million, or 3.5% of product net sales in 2008. The decrease in amortization expense in dollars and as a percentage of product net sales is primarily due to a decline in amortization expense associated with customer relationships acquired in connection with our 2006 acquisition of Inamed, the majority of which became fully amortized at the end of the first quarter of 2009, partially offset by an increase in the balance of other intangible assets subject to amortization, primarily related to our July 2008 purchase of the *Aczone*® developed technology and a December 2008 milestone payment related to *Latisse*®.

Legal Settlement

In 2010, we recorded total pre-tax charges of $609.2 million in connection with the global settlement with the DOJ regarding our past U.S. sales and marketing practices relating to certain therapeutic uses of *Botox*®. This amount includes a criminal fine of $350.0 million related to a single misdemeanor "misbranding" charge, $25.0 million in forfeited assets, a civil settlement of $225.0 million to resolve civil claims asserted by the DOJ, and estimated interest and certain attorneys' fees that we are obligated to pay in connection with the global settlement, but excludes our ongoing administrative legal fees and other costs. The "misbranding" charge is known as a strict liability offense, and does not involve false or deceptive conduct.

Intangible Asset Impairment and Related Costs

In the third quarter of 2010, we concluded that the intangible assets and a related prepaid royalty asset associated with the *Sanctura*® franchise, which we acquired in connection with our 2007 acquisition of Esprit and certain subsequent licensing and commercialization transactions, had become impaired. As a result, in the third quarter of 2010, we recorded an aggregate charge of $369.1 million related to the impairment of the *Sanctura*® Assets and related costs, which includes charges for impairing the intangible assets and a related prepaid royalty asset and estimated costs associated with the termination of a third-party agreement primarily related to the promotion of *Sanctura XR*® to general practitioners in the United States.

Restructuring Charges

Restructuring charges in 2010 were $0.3 million. Restructuring charges in 2009 were $50.9 million, consisting of $42.2 million related to the 2009 restructuring plan, $8.4 million related to the restructuring and phased closure of the Arklow facility and $0.3 million of other restructuring charges. Restructuring charges in 2008 were $41.3 million, consisting of $27.2 million related to the restructuring and phased closure of the Arklow facility, $6.6 million related to the restructuring and integration of the Cornéal operations and $7.5 million of other restructuring charges.

2009 Restructuring Plan

On February 4, 2009, we announced a restructuring plan that involved a workforce reduction of approximately 460 employees, primarily in the United States and Europe. The majority of the employees affected by the restructuring plan were U.S. urology sales and marketing personnel as a result of our decision to focus on the urology specialty and to seek a partner to promote *Sanctura XR*® to general practitioners, and furthermore marketing personnel in the United States and Europe as we adjusted our back-office structures to a reduced short-term sales outlook for some businesses. The restructuring plan also included modest workforce reductions in other functions as we re-engineered our processes to increase efficiency and productivity.

As part of the restructuring plan, we modified the outstanding stock options issued in our February 2008 full-round employee stock option grant. The stock options were originally granted with an exercise price of $64.47 with a standard four year graded vesting term, a ten year contractual term, and standard 90 day expiration upon termination of employment provisions. These options were modified to be immediately vested in full and to remove the 90 day expiration upon termination of employment provision. Because the modified awards became fully vested and there was no future derived service period, all unamortized compensation expense related to the original grant and the additional compensation expense attributable to the modification of the awards was recognized in full on the modification date.

In addition, the contractual provisions of outstanding stock options, other than the February 2008 full-round employee stock option grant, held by employees impacted by the workforce reduction were modified to extend the stock option expiration dates. Under the original contractual provisions, outstanding stock options held by employees involved in a workforce reduction automatically become fully vested upon termination of employment and the stock options expire after the earlier of 90 days from termination of employment or the remaining stock option contractual term. Under the modified terms, stock options for the impacted employees will expire after the earlier of three years from termination of employment or the remaining contractual term. All unamortized compensation expense related to the original stock option awards plus the incremental compensation expense associated with the modifications was recognized ratably from the modification date to the employees' expected termination date. The fair value of the modifications to all share-based awards was generally estimated using a lattice model. The total incremental pre-tax compensation expense associated with the modifications attributable to the 2009 restructuring plan was $11.0 million.

We began to record costs associated with the 2009 restructuring plan in the first quarter of 2009 and substantially completed all activities related to the restructuring plan in the second quarter of 2009. The restructuring charges primarily consist of employee severance and other one-time termination benefits. During 2009, we recorded pre-tax restructuring charges of $42.2 million and recognized a total of $78.6 million related to employee stock option modifications, consisting of $5.0 million of cost of sales, $52.6 million in SG&A expenses and $21.0 million in R&D expenses, and recognized $2.3 million of asset write-offs and accelerated depreciation costs in SG&A expenses.

Restructuring and Phased Closure of Arklow Facility

On January 30, 2008, we announced the phased closure of our breast implant manufacturing facility at Arklow, Ireland and the transfer of production to our manufacturing plant in Costa Rica. The Arklow facility was acquired by us in connection with our 2006 acquisition of Inamed and employed approximately 360 people. As of March 31, 2009, all production activities at the Arklow facility had ceased. Certain employee retention termination benefits and accelerated depreciation costs related to inventory production in Arklow were capitalized to inventory as incurred and recognized as cost of sales in the periods the related products were sold.

We began to record costs associated with the closure of the Arklow manufacturing facility in the first quarter of 2008 and substantially completed all activities related to the restructuring and phased closure of the Arklow facility in the third quarter of 2009. As of December 31, 2009, we had recorded cumulative pre-tax restructuring charges of $35.6 million, cumulative costs for the rollout of capitalized employee termination benefits and accelerated depreciation costs related to inventory production of $23.2 million and cumulative costs related to one-time termination benefits and asset impairments of $1.3 million. The restructuring charges primarily consist of employee severance, one-time termination benefits, contract termination costs and other costs related to the closure of the Arklow manufacturing facility. During 2010, we recorded a $0.3 million restructuring charge reversal. During 2009 and 2008, we recorded $8.4 million and $27.2 million of pre-tax restructuring charges, respectively. We did not incur any costs for the rollout of capitalized employee termination benefits and accelerated depreciation costs related to inventory production during 2010. During 2009, we recognized $14.4 million of cost of sales for the rollout of capitalized employee retention termination benefits and accelerated depreciation costs related to inventory production and $0.1 million of R&D expenses related to one-time termination benefits. During 2008, we recognized $8.8 million of cost of sales for the rollout of capitalized employee retention termination benefits and accelerated depreciation costs related to inventory production, $0.9 million of SG&A expenses and $0.3 million of R&D expenses related to one-time termination benefits and asset impairments.

Other Restructuring Activities and Integration Costs

Included in 2010 are $0.8 million of restructuring charges primarily for employee severance related to our acquisition of Serica and a $0.2 million restructuring charge reversal for an abandoned leased facility related to our fiscal year 2005 restructuring and streamlining of our European operations.

Included in 2009 are a $0.3 million restructuring charge reversal related to the closure of our collagen manufacturing facility in Fremont, California, which was substantially completed in the fourth quarter of 2008, and $0.6 million of restructuring charges for an abandoned leased facility related to our fiscal year 2005 restructuring and streamlining of our European operations.

Included in 2008 are $3.4 million of restructuring charges related to the closure of our collagen manufacturing facility in Fremont, California, $4.0 million of restructuring charges for an abandoned leased facility related to our fiscal year 2005 restructuring and streamlining of our European operations, $6.6 million of restructuring charges related to our 2007 acquisition of Cornéal and $0.1 million of restructuring charges related to our 2007 acquisition of EndoArt SA, or EndoArt.

Included in 2010 are $1.1 million of SG&A expenses related to integration and transaction costs associated with the purchase of our distributor's business related to our products in Turkey, $0.4 million of SG&A expenses related to transaction costs associated with the license, development and commercialization agreement with Serenity and $0.5 million of SG&A expenses related to integration and transaction costs associated with our acquisition of Serica. Included in 2009 are $0.4 million of SG&A expenses related to transaction costs associated with our acquisition of Samil and $0.4 million of SG&A expenses related to integration costs associated with our 2007 acquisition of Cornéal. Included in 2008 are $0.1 million of cost of sales and $2.1 million of SG&A expenses related to integration costs associated with our 2007 acquisitions of Esprit and Cornéal.

Operating Income

Management evaluates business segment performance on an operating income basis exclusive of general and administrative expenses and other indirect costs, legal settlement expenses, intangible asset impairment and related costs, restructuring charges, in-process research and development expenses, amortization of certain identifiable intangible assets related to business combinations and asset acquisitions and related capitalized licensing costs and certain other adjustments, which are not allocated to our business segments for performance assessment by our chief operating decision maker. Other adjustments excluded from our business segments for purposes of performance assessment represent income or expenses that do not reflect, according to established Company-defined criteria, operating income or expenses associated with our core business activities.

For 2010, general and administrative expenses, other indirect costs and other adjustments not allocated to our business segments for purposes of performance assessment consisted of licensing fee income of $36.0 million for a development and commercialization agreement with Bristol-Myers Squibb, general and administrative expenses of $343.8 million, costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox*® and related stockholder derivative litigation costs of $14.4 million, an upfront licensing fee included in R&D expenses of $43.0 million paid to Serenity for technology that has not achieved regulatory approval and related transaction costs of $0.4 million, a charge of $7.9 million for the change in fair value of a contingent consideration liability, a distributor termination fee of $33.0 million and integration and transaction costs of $1.1 million associated with the purchase of our distributor's business related to our products in Turkey, the write-off of manufacturing assets related to the abandonment of an eye care product of $10.6 million, integration and transaction costs of $0.5 million related to our acquisition of Serica, and other net indirect costs of $16.2 million.

For 2009, general and administrative expenses, other indirect costs and other adjustments not allocated to our business segments for purposes of performance assessment consisted of general and administrative expenses of $299.1 million, compensation expense from stock option modifications of $78.6 million and asset impairments and accelerated depreciation costs of $2.3 million related to the 2009 restructuring plan, costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox*® of $32.2 million, termination benefits and accelerated depreciation costs related to the phased closure of the Arklow facility of $14.5 million, a contribution to The Allergan Foundation of $18.0 million, an upfront payment for the in-licensing of technology that has not achieved regulatory approval of $10.0 million, integration and transition costs related to the Cornéal acquisition of $0.4 million, a purchase accounting fair market value inventory adjustment of $0.8 million and transaction costs of $0.4 million related to our joint venture investment in Korea, a gain on the settlement of a manufacturing and distribution agreement related to an eye care pharmaceuticals product of $14.0 million, and other net indirect costs of $14.4 million.

For 2008, general and administrative expenses, other indirect costs and other adjustments not allocated to our business segments for purposes of performance assessment consisted of general and administrative expenses of $317.5 million, charges of $68.7 million for upfront payments for technologies that have not achieved regulatory approval, costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox*® of $25.7 million, a $13.2 million charge related to the termination of a distribution agreement in Korea, a purchase accounting fair market value inventory adjustment related to the Esprit acquisition of $11.7 million, termination benefits, asset impairments and accelerated depreciation costs related to the phased closure of the Arklow facility of $10.0 million, impairment of an intangible asset of $5.6 million related to the phase out of a collagen product, integration and transition costs related to the acquisitions of Esprit and Cornéal of $2.2 million, transaction costs related to the *Aczone*® asset acquisition of $0.6 million, gains on the sale of technology and fixed assets related to the phased closure of the Fremont facility of $0.9 million, and other net indirect costs of $20.9 million.

The following table presents operating income for each reportable segment for the years ended December 31, 2010, 2009 and 2008 and a reconciliation of our segments' operating income to consolidated operating income:

	2010	2009	2008
		(in millions)	
Operating income:			
Specialty pharmaceuticals	$1,501.9	$1,370.8	$1,220.1
Medical devices	284.7	189.2	222.0
Total segments	1,786.6	1,560.0	1,442.1
General and administrative expenses, other indirect costs and other adjustments	434.9	456.7	475.2
Amortization of acquired intangible assets(a)	114.5	124.4	129.6
Legal settlement	609.2	—	—
Intangible asset impairment and related costs	369.1	—	—
Restructuring charges	0.3	50.9	41.3
Total operating income	$ 258.6	$ 928.0	$ 796.0

(a) Represents amortization of certain identifiable intangible assets related to business combinations and asset acquisitions and related capitalized licensing costs, as applicable.

Our consolidated operating income for the year ended December 31, 2010 was $258.6 million, or 5.3% of product net sales, compared to consolidated operating income of $928.0 million, or 20.9% of product net sales in 2009. The $669.4 million decrease in consolidated operating income was due to $609.2 million of legal settlement costs, $369.1 million of intangible asset impairment and related costs, a $96.1 million increase in SG&A expenses and a $98.6 million increase in R&D expenses, partially offset by a $372.0 million increase in product net sales, a $43.8 million increase in other revenues, a $28.9 million decrease in cost of sales, an $8.3 million decrease in amortization of acquired intangible assets and a $50.6 million decrease in restructuring charges. Our consolidated operating income in 2009 includes charges totaling $78.6 million for compensation costs associated with the modifications of certain employee stock options related to our 2009 restructuring plan.

Our specialty pharmaceuticals segment operating income in 2010 was $1,501.9 million, compared to operating income of $1,370.8 million in 2009. The $131.1 million increase in our specialty pharmaceuticals segment operating income was due primarily to an increase in product net sales of our eye care pharmaceuticals, *Botox*® and skin care product lines and lower cost of sales as a percentage of net sales, primarily for our eye care products, partially offset by an increase in selling and marketing expenses and an increase in R&D expenses.

Our medical devices segment operating income in 2010 was $284.7 million, compared to operating income of $189.2 million in 2009. The $95.5 million increase in our medical devices segment operating income was due primarily to an increase in product net sales of our breast aesthetics and facial aesthetics product lines, lower cost of sales as a percentage of net sales, primarily for our breast aesthetics and facial aesthetics products, and a decrease in overall promotion and selling expenses, partially offset by an increase in marketing expenses and an increase in R&D expenses.

Our consolidated operating income for the year ended December 31, 2009 was $928.0 million, or 20.9% of product net sales, compared to consolidated operating income of $796.0 million, or 18.3% of product net sales in 2008. The $132.0 million increase in consolidated operating income was due to a $107.9 million increase in product net sales, a $10.3 million decrease in cost of sales, a $91.9 million decrease in R&D expenses and a $4.6 million decrease in amortization of acquired intangible assets, partially offset by a $7.7 million decrease in other revenues, a $65.4 million increase in SG&A expenses and a $9.6 million increase in restructuring charges.

Our consolidated operating income in 2009 includes charges totaling $78.6 million for compensation costs associated with the modifications of certain employee stock options related to our 2009 restructuring plan.

Our specialty pharmaceuticals segment operating income in 2009 was $1,370.8 million, compared to operating income of $1,220.1 million in 2008. The $150.7 million increase in our specialty pharmaceuticals segment operating income was due primarily to an increase in product net sales of our eye care pharmaceuticals and skin care product lines and a decrease in selling and R&D expenses, partially offset by increased investments in promotion activities and a small increase in marketing expenses.

Our medical devices segment operating income in 2009 was $189.2 million, compared to operating income of $222.0 million in 2008. The $32.8 million decrease in our medical devices segment operating income was due primarily to the $73.6 million decrease in product net sales across all product lines, partially offset by an overall decrease in promotion, selling and marketing expenses.

Non-Operating Income and Expenses

Total net non-operating expense in 2010 was $87.8 million compared to $79.5 million in 2009. Interest income in 2010 was $7.3 million compared to interest income of $7.0 million in 2009. Interest expense increased $1.8 million to $78.7 million in 2010 compared to $76.9 million in 2009. Interest expense increased primarily due to the issuance in September 2010 of our 3.375% Senior Notes due 2020, or 2020 Notes, partially offset by a net reversal of previously accrued statutory interest expense resulting from a change in estimate related to uncertain tax positions, compared to a charge for statutory interest expense in 2009. During 2009, we recorded a net gain of $24.6 million on the sale of third party equity investments. Other, net expense was $16.4 million in 2010, consisting primarily of a net unrealized loss on derivative instruments of $7.6 million and $10.2 million in net realized losses from foreign currency transactions. Other, net expense was $34.2 million in 2009, consisting primarily of a net unrealized loss on derivative instruments of $13.6 million, a loss of $5.3 million on the extinguishment of a portion of our 1.50% Convertible Senior Notes due 2026, or 2026 Convertible Notes, and $15.3 million in net realized losses from foreign currency transactions.

Total net non-operating expense in 2009 was $79.5 million compared to $33.8 million in 2008. Interest income in 2009 was $7.0 million compared to interest income of $33.5 million in 2008. The decrease in interest income was primarily due to a decrease in average interest rates earned on all cash equivalent balances earning interest of approximately 2.3 percentage points, partially offset by higher average cash equivalent balances earning interest of approximately $351.0 million in 2009 compared to 2008. Interest income in 2008 also included $3.5 million of statutory interest income related to income taxes. Interest expense decreased $8.6 million to $76.9 million in 2009 compared to $85.5 million in 2008, primarily due to $14.3 million recognized as an offset to interest expense in 2009 as the interest rate differential under our $300.0 million notional amount fixed to variable interest rate swap agreement compared to $7.9 million recognized as an offset to interest expense in 2008. Additionally, interest expense also decreased due to a decrease in average outstanding borrowings in 2009 compared to 2008. During 2009, we recorded a net gain of $24.6 million on the sale of third party equity investments. Other, net expense was $34.2 million in 2009, consisting primarily of a net unrealized loss on derivative instruments of $13.6 million, a loss of $5.3 million on the extinguishment of a portion of our 2026 Convertible Notes and $15.3 million in net realized losses from foreign currency transactions. Other, net income was $18.2 million in 2008, consisting primarily of a net unrealized gain on derivative instruments of $14.8 million and $2.9 million in net realized gains from foreign currency transactions.

Income Taxes

Our effective tax rate in 2010 was 97.1% compared to the effective tax rate of 26.5% in 2009. Included in our earnings before income taxes for 2010 are total pre-tax charges of $609.2 million in connection with the global settlement with the DOJ regarding our past U.S. sales and marketing practices relating to certain therapeutic uses of *Botox*®, a $369.1 million aggregate charge related to the impairment of the *Sanctura*® Assets and related costs, a $33.0 million charge related to the termination of a distributor agreement in Turkey, a $43.0 million charge for an upfront payment for technology that has not achieved regulatory approval, restructuring charges of $0.3 million and license fee income of $36.0 million related to an upfront fee for product rights we licensed to Bristol-Myers Squibb. In 2010, we recorded income tax benefits of $21.4 million related to the global settlement with the DOJ regarding our past U.S. sales and marketing practices relating to certain therapeutic uses of *Botox*®, $140.5 million related to the impairment of the *Sanctura*® Assets and related costs, $2.8 million related to the termination of a distributor agreement in Turkey, $15.6 million related to the upfront payment for technology that has not achieved regulatory approval and $0.2 million related to the restructuring charges, and an income tax expense of $13.7 million related to the upfront license fee income. Excluding the impact of the net pre-tax charges of $1,018.6 million and the net income tax benefits of $166.8 million for the items discussed above, our adjusted effective tax rate for 2010 was 28.0%. We believe that the use of an adjusted effective tax rate provides a more meaningful measure of the impact of income taxes on our results of operations because it excludes the effect of certain items that are not included as part of our core business activities. This allows investors to better determine the effective tax rate associated with our core business activities.

The calculation of our adjusted effective tax rate for the year ended December 31, 2010 is summarized below:

	2010
	(in millions)
Earnings before income taxes, as reported	$ 170.8
Settlement with the DOJ related to U.S. sales and marketing practices for *Botox*®	609.2
Impairment of the *Sanctura*® Assets and related costs	369.1
Termination of a distributor agreement in Turkey	33.0
Upfront payment for technology that has not achieved regulatory approval	43.0
Restructuring charges	0.3
Upfront license fee income	(36.0)
	$1,189.4
Provision for income taxes, as reported	$ 165.9
Income tax benefit (provision) for:	
Settlement with the DOJ related to U.S. sales and marketing practices for *Botox*®	21.4
Impairment of the *Sanctura*® Assets and related costs	140.5
Termination of a distributor agreement in Turkey	2.8
Upfront payment for technology that has not achieved regulatory approval	15.6
Restructuring charges	0.2
Upfront license fee income	(13.7)
	$ 332.7
Adjusted effective tax rate	28.0%

Our effective tax rate in 2009 was 26.5% compared to the effective tax rate of 25.9% in 2008. Included in our earnings before income taxes for 2009 are a $24.6 million net gain on the sale of investments, a $14.0 million gain on the settlement of a manufacturing and distribution agreement, a $5.3 million loss on the extinguishment of a portion of our 2026 Convertible Notes, restructuring charges of $50.9 million, a charge of $78.6 million related to the modification of certain employee stock options in conjunction with our 2009 restructuring plan, the rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory and expenses for one-time termination benefits related to the closure of our Arklow, Ireland breast implant manufacturing facility of $14.5 million, a $10.0 million charge for an upfront payment for technology that has not achieved regulatory approval, and an $18.0 million contribution to The Allergan Foundation. In 2009, we recorded income tax expense of $9.4 million related to the net gain on the sale of investments, $3.9 million related to the gain on the settlement of a manufacturing and distribution agreement and $0.8 million related to the loss on the extinguishment of a portion of our 2026 Convertible Notes. We recorded income tax benefits of $10.2 million related to the restructuring charges, $27.5 million related to the modification of certain employee stock options, $1.5 million related to the costs described above related to the closure of our breast implant manufacturing facility in Arklow, Ireland, $0.7 million related to an upfront payment for technology that has not achieved regulatory approval, and $6.9 million related to the contribution to The Allergan Foundation. Also included in the provision for income taxes in 2009 is a net expense of $4.1 million for a change in estimated taxes related to pre-acquisition periods associated with business combinations and uncertain tax positions included in prior year income tax filings and $6.7 million of income tax benefit related to foreign R&D tax credits received for tax years prior to 2008. Excluding the impact of the total pre-tax charges of $138.7 million and the total net income tax benefits of $35.3 million for the items discussed above, our adjusted effective tax rate for 2009 was 26.3%.

The calculation of our adjusted effective tax rate for the year ended December 31, 2009 is summarized below:

	2009
	(in millions)
Earnings before income taxes, as reported	$848.5
Net gain on sale of investments	(24.6)
Gain on settlement of a manufacturing and distribution agreement	(14.0)
Loss on extinguishment of a portion of the 2026 Convertible Notes	5.3
Restructuring charges	50.9
Charges related to the modification of certain employee stock options	78.6
Rollout of retention termination benefits and accelerated depreciation and expenses for one-time termination benefits related to the closure of our Arklow, Ireland breast implant manufacturing facility	14.5
Upfront payment of technology that has not achieved regulatory approval	10.0
Contribution to The Allergan Foundation	18.0
	$987.2
Provision for income taxes, as reported	$224.7
Income tax benefit (provision) for:	
Net gain on sale of investments	(9.4)
Gain on settlement of a manufacturing and distribution agreement	(3.9)
Loss on extinguishment of a portion of the 2026 Convertible Notes	(0.8)
Restructuring charges	10.2
Charges related to the modification of certain employee stock options	27.5
Rollout of retention termination benefits and accelerated depreciation and expenses for one-time termination benefits related to the closure of our Arklow, Ireland breast implant manufacturing facility	1.5
Upfront payment of technology that has not achieved regulatory approval	0.7
Contribution to The Allergan Foundation	6.9
Change in estimated taxes related to pre-acquisition periods associated with business combinations and uncertain tax positions included in prior year income tax filings	(4.1)
Foreign R&D tax credits received for tax years prior to 2008	6.7
	$260.0
Adjusted effective tax rate	26.3%

Our effective tax rate in 2008 was 25.9%. Included in our earnings before income taxes for 2008 are pre-tax charges of $68.7 million for upfront payments for technologies that have not achieved regulatory approval, an $11.7 million charge to cost of sales associated with the Esprit purchase accounting fair market value inventory adjustment rollout, a $13.2 million charge for a settlement related to the termination of a distribution agreement in Korea, a $5.6 million charge for the impairment of an intangible asset related to the phase out of a collagen product and total restructuring charges of $41.3 million. In 2008, we recorded income tax benefits of $21.6 million related to the upfront payments for technologies that have not achieved regulatory approval, $4.6 million related to the Esprit purchase accounting fair market value inventory adjustment rollout, $1.3 million related to the charge for a settlement related to the termination of a distribution agreement in Korea, $2.0 million related to the impairment of an intangible asset, $4.7 million related to the total restructuring charges and $2.4 million related to deferred tax benefits related to the legal entity integration of Esprit and Inamed. In 2008, our tax provision was also affected by a $5.5 million negative income tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts previously used to fund our executive deferred compensation program. Excluding the impact of the total pre-tax charges of $140.5 million and the total net income tax benefits of $31.1 million for the items discussed above, our adjusted effective tax rate for 2008 was 25.3%.

The calculation of our adjusted effective tax rate for the year ended December 31, 2008 is summarized below:

	2008
	(in millions)
Earnings before income taxes, as reported	$762.2
Upfront payments for technologies that have not achieved regulatory approval	68.7
Esprit fair market value inventory rollout	11.7
Settlement related to the termination of a distribution agreement in Korea	13.2
Impairment of an intangible asset	5.6
Restructuring charges	41.3
	$902.7
Provision for income taxes, as reported	$197.5
Income tax benefit (provision) for:	
Upfront payments for technologies that have not achieved regulatory approval	21.6
Esprit fair market value inventory rollout	4.6
Settlement related to the termination of a distribution agreement in Korea	1.3
Impairment of an intangible asset	2.0
Restructuring charges	4.7
Deferred tax benefit from the legal entity integration of Esprit and Inamed	2.4
Negative tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts	(5.5)
	$228.6
Adjusted effective tax rate	25.3%

The increase in the adjusted effective tax rate to 28.0% in 2010 compared to the adjusted effective tax rate in 2009 of 26.3% is primarily due to the increase in the mix of earnings in higher tax rate jurisdictions, including the United States, which resulted from an increase in the mix of earnings contributed by our eye care pharmaceutical products and dermal filler products, and a decrease in the mix of earnings contributed by our *Botox®* product line as a percentage of our total operating income in 2010 compared to 2009, the detrimental tax rate effect of changes in our deferred tax asset and liability balances related to a change in California tax law, and the detrimental tax rate effect of decreased deductions due to lower amortization of acquired intangible assets in the United States.

The increase in the adjusted effective tax rate to 26.3% in 2009 compared to the adjusted effective tax rate in 2008 of 25.3% is primarily due to the increase in the mix of earnings in higher tax rate jurisdictions, including the United States, which resulted from the increase in net sales of our eye care pharmaceutical products, and the decrease in the mix of net sales and related operating profits of *Botox*® as a percentage of our total product net sales and operating income in 2009 compared to 2008. Additionally, the adjusted effective tax rate increased in 2009 compared to 2008 due to the negative tax rate effect from lower R&D expense deductions in the United States in 2009 compared to 2008. The increase in the adjusted effective tax rate in 2009 compared to 2008 was partially offset by the beneficial tax rate effect of decreased interest income in the United States.

Net Earnings Attributable to Noncontrolling Interest

Our net earnings attributable to noncontrolling interest for our majority-owned subsidiaries were $4.3 million in 2010, $2.5 million in 2009 and $1.6 million in 2008.

Net Earnings Attributable to Allergan, Inc.

Our net earnings attributable to Allergan, Inc. in 2010 was $0.6 million compared to net earnings attributable to Allergan, Inc. of $621.3 million in 2009. The $620.7 million decrease in net earnings attributable to Allergan, Inc. was primarily the result of the decrease in operating income of $669.4 million, the increase in net non-operating expense of $8.3 million and the increase in net earnings attributable to noncontrolling interest of $1.8 million, partially offset by the decrease in the provision for income taxes of $58.8 million.

Our net earnings attributable to Allergan, Inc. in 2009 was $621.3 million compared to net earnings attributable to Allergan, Inc. of $563.1 million in 2008. The $58.2 million increase in net earnings attributable to Allergan, Inc. was primarily the result of the increase in operating income of $132.0 million, partially offset by the increase in net non-operating expense of $45.7 million, the increase in the provision for income taxes of $27.2 million and the increase in net earnings attributable to noncontrolling interest of $0.9 million.

Liquidity and Capital Resources

We assess our liquidity by our ability to generate cash to fund our operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; the extent of our stock repurchase program; funds required for acquisitions and other transactions; funds available under our credit facilities; and financial flexibility to attract long-term capital on satisfactory terms.

Historically, we have generated cash from operations in excess of working capital requirements. The net cash provided by operating activities was $463.9 million in 2010 compared to $1,113.3 million in 2009 and $682.5 million in 2008. Cash flow from operating activities decreased in 2010 compared to 2009 primarily as a result of a decrease in cash from net earnings from operations, including the effect of adjusting for non-cash items, and an increase in cash required to fund changes in trade receivables, inventories, accounts payable, income taxes and other liabilities, partially offset by a decrease in cash used to fund changes in accrued expenses. In 2010, we recorded total pre-tax charges of $609.2 million in connection with the global settlement with the DOJ regarding our past U.S. sales and marketing practices related to certain therapeutic uses of *Botox*® and paid $594.0 million of the global settlement costs in the fourth quarter of 2010. We paid pension contributions of $21.4 million in 2010 compared to $12.9 million in 2009.

Cash flow from operating activities increased in 2009 compared to 2008 primarily as a result of a net decrease in cash required to fund changes in net operating assets and liabilities, principally trade receivables, inventories, accounts payable and other liabilities, partially offset by an increase in cash used to fund payments of income taxes, and an increase in cash from net earnings from operations, including the effect of adjusting for non-cash items. We paid pension contributions of $12.9 million in 2009 compared to $84.5 million in 2008. We increased our pension contributions in 2008 primarily due to the negative impact on the value of assets in our funded pension plans due to the decline in the fair value of global equity securities and our desire to maintain certain minimum asset values relative to projected benefit obligations.

Net cash used in investing activities was $977.2 million in 2010 compared to $98.7 million in 2009 and $459.7 million in 2008. In 2010, we purchased $824.1 million of short-term investments and paid $69.8 million, net of cash acquired, for the acquisition of Serica and the purchase of our distributor's business related to our products in Turkey, and $1.7 million for a contractual purchase price adjustment related to our 2009 acquisition of Samil. Additionally, we invested $102.8 million in new facilities and equipment and $13.3 million in capitalized software and paid $40.9 million for intangible assets related to the reacquisition of *Botox*® Cosmetic distribution rights in Japan and China and an upfront licensing payment for an eye care product previously approved for marketing. In 2010, we received $75.0 million from the maturities of short-term investments. We currently expect to invest between $160.0 million and $180.0 million in capital expenditures for manufacturing and administrative facilities, manufacturing equipment and other property, plant and equipment during 2011.

In 2009, we paid $12.8 million, net of cash acquired, to acquire our joint venture investment in Korea, and invested $95.8 million in new facilities and equipment and $26.6 million in capitalized software. In 2009, we purchased an office building contiguous to our main facility in Irvine, California for approximately $20.7 million. We assumed a mortgage of $20.0 million and paid $0.7 million in cash. Additionally, we paid $3.3 million for an intangible asset as part of the settlement of a manufacturing and distribution agreement related to an eye care pharmaceuticals product. In 2009, we received $28.2 million from the sale of equity investments and $11.6 million related to contractual purchase price adjustments to our 2007 acquisitions of Cornéal and Esprit.

In 2008, we paid approximately $150.1 million primarily for the acquisition of assets related to *Aczone*®, and invested $190.8 million in new facilities and equipment and $56.3 million in capitalized software. In 2008, we purchased a manufacturing facility that was previously leased by us for approximately $23.0 million and an office building contiguous to our main facility in Irvine, California for approximately $15.3 million. Additionally, we capitalized $69.8 million as intangible assets including a buyout payment of contingent licensing obligations related to *Sanctura*® products and milestone payments related to expected annual *Restasis*® net sales and the FDA approval of *Latisse*® in the United States. In 2008, we collected a combined total of $6.1 million from the sale of assets that we acquired as a part of the Esprit acquisition and the 2007 sale of the ophthalmic surgical device business that we acquired as a part of the Cornéal acquisition.

Net cash provided by financing activities was $563.0 million in 2010 compared to net cash used in financing activities of $181.5 million in 2009 and $262.8 million in 2008. On September 14, 2010, we issued our 2020 Notes in a registered offering for an aggregate principal amount of $650.0 million and received proceeds of $648.0 million, net of original discount. Additionally, in 2010, we received $6.6 million in net borrowings of notes payable, $234.0 million from the sale of stock to employees and $27.1 million in excess tax benefits from share-based compensation. These amounts were partially reduced by the repurchase of 4.5 million shares of our common stock for $286.0 million, a cash payment of $6.1 million for offering fees related to the issuance of the 2020 Notes and $60.6 million in dividends paid to stockholders. In 2009, we repurchased 2.0 million shares of our common stock for $105.5 million, paid $98.3 million to repurchase $100.3 million principal amount of our 2026 Convertible Notes and paid $60.6 million in dividends. This use of cash was partially offset by $12.1 million in net borrowings of notes payable, $63.5 million received from the sale of stock to employees and $7.3 million in excess tax benefits from share-based compensation. In 2008, we repurchased 4.0 million shares of our common stock for $230.1 million, had net repayments of notes payable of $34.7 million and paid $60.7 million in dividends. This use of cash was partially offset by $51.6 million received from the sale of stock to employees and $11.1 million in excess tax benefits from share-based compensation.

Effective February 1, 2011, our Board of Directors declared a cash dividend of $0.05 per share, payable March 11, 2011 to stockholders of record on February 18, 2011.

We maintain an evergreen stock repurchase program. Our evergreen stock repurchase program authorizes us to repurchase our common stock for the primary purpose of funding our stock-based benefit plans. Under the stock repurchase program, we may maintain up to 18.4 million repurchased shares in our treasury account at any one time. At December 31, 2010, we held approximately 2.0 million treasury shares under this program. Effective January 1, 2010, our current Rule 10b5-1 plan authorizes our broker to purchase our common stock traded in the open market pursuant to our evergreen stock repurchase program. The terms of the plan set forth a maximum annual limit of 4.0 million shares to be repurchased, certain quarterly maximum and minimum volume limits, and the plan is cancellable at any time in our sole discretion and in accordance with applicable insider trading laws.

Our 2020 Notes, which were sold at 99.697% of par value with an effective interest rate of 3.41%, are unsecured and pay interest semi-annually on the principal amount of the notes at a rate of 3.375% per annum, and are redeemable at any time at our option, subject to a make-whole provision based on the present value of remaining interest payments at the time of the redemption. The aggregate outstanding principal amount of the 2020 Notes will be due and payable on September 15, 2020, unless earlier redeemed by us.

Our 2026 Convertible Notes pay interest semi-annually on the principal amount of the notes at a rate of 1.50% per annum and are convertible, at the holder's option, at an initial conversion rate of 15.7904 shares per $1,000 principal amount of notes. In certain circumstances the 2026 Convertible Notes may be convertible into cash in an amount equal to the lesser of their principal amount or their conversion value. If the conversion value of the 2026 Convertible Notes exceeds their principal amount at the time of conversion, we will also deliver common stock or, at our election, a combination of cash and common stock for the conversion value in excess of the principal amount. We are permitted to redeem the 2026 Convertible Notes from and after April 5, 2009 to April 4, 2011 if the closing price of our common stock reaches a specified threshold, and will be permitted to redeem the 2026 Convertible Notes at any time on or after April 5, 2011. Holders of the 2026 Convertible Notes will also be able to require us to redeem the 2026 Convertible Notes at the principal amount on April 1, 2011, April 1, 2016 and April 1, 2021 or upon a change in control of us. The 2026 Convertible Notes mature on April 1, 2026, unless previously redeemed by us or earlier converted by the note holders. At December 31, 2010, we reported the 2026 Convertible Notes as a current liability due to the note holders' ability to require us to redeem the 2026 Convertible Notes on April 1, 2011.

Our 5.75% Senior Notes due 2016, or 2016 Notes, were sold at 99.717% of par value with an effective interest rate of 5.79%, pay interest semi-annually on the principal amount of the notes at a rate of 5.75% per annum, and are redeemable at any time at our option, subject to a make-whole provision based on the present value of remaining interest payments at the time of the redemption. The aggregate outstanding principal amount of the 2016 Notes is due and payable on April 1, 2016, unless earlier redeemed by us.

At December 31, 2010, we had a committed long-term credit facility, a commercial paper program, a medium-term note program, a shelf registration statement that allows us to issue additional securities, including debt securities, in one or more offerings from time to time, a real estate mortgage and various foreign bank facilities. Our committed long-term credit facility expires in May 2012. The termination date can be further extended from time to time upon our request and acceptance by the issuer of the facility for a period of one year from the last scheduled termination date for each request accepted. The committed long-term credit facility allows for borrowings of up to $800.0 million. The commercial paper program also provides for up to $600.0 million in borrowings. Borrowings under the committed long-term credit facility and medium-term note program are subject to certain financial and operating covenants that include, among other provisions, maximum leverage ratios. Certain covenants also limit subsidiary debt. We believe we were in compliance with these covenants at December 31, 2010. At December 31, 2010, we had no borrowings under our committed long-term credit facility, $25.0 million in borrowings outstanding under the medium-term note program, $20.0 million in borrowings outstanding under the real estate mortgage, $28.1 million in borrowings outstanding under various foreign bank facilities and no borrowings under the commercial paper program. Commercial paper, when outstanding, is issued at current short-term interest rates. Additionally, any future borrowings that are outstanding under the long-term credit facility will be subject to a floating interest rate. We may from time to time seek to retire or purchase our outstanding debt.

At December 31, 2010, we had net pension and postretirement benefit obligations totaling $204.7 million. Future funding requirements are subject to change depending on the actual return on net assets in our funded pension plans and changes in actuarial assumptions. In 2011, we expect to pay pension contributions of between $35.0 million and $45.0 million for our U.S. and non-U.S. pension plans and between $1.0 million and $2.0 million for our other postretirement plan.

In March 2010, we entered into an agreement with Serenity for the license, development and commercialization of a Phase III investigational drug currently in clinical development for the treatment of nocturia, a common urological disorder in adults characterized by frequent urination at night time. In conjunction with the agreement, we made an upfront payment to Serenity of $43.0 million in April 2010. The terms of the agreement also include potential future development and regulatory milestone payments to Serenity of up to $122.0 million, as well as potential future sales milestone and royalty payments.

In March 2010, we entered into an agreement with Bristol-Myers Squibb for the development and commercialization of an investigational drug for neuropathic pain. In conjunction with the agreement, we received a net upfront payment of $36.0 million in April 2010. The terms of the agreement also include potential future development and regulatory milestone payments to us of up to $373.0 million, as well as potential future royalty payments.

On July 1, 2010, we terminated our existing distributor agreement in Turkey and completed the purchase from our distributor of all licenses, registrations and other assets related to the selling of our products in Turkey. In conjunction with the termination of the existing distributor agreement, we paid $33.0 million, including a termination fee and related taxes. In addition, we paid $6.1 million in conjunction with the purchase of the commercial assets and will also be required to pay contingent consideration based on specified percentages of revenue in Turkey over the next five years. The currently estimated fair value of the contingent consideration is $44.5 million as of December 31, 2010.

In September 2010, we acquired from Vistakon Pharmaceuticals, LLC, Janssen Pharmaceutica N.V., Beerse and Johnson & Johnson Vision Care Inc. the global license to manufacture and commercialize alcaftadine 0.25%, a topical allergy medication for the prevention and treatment of itching associated with allergic conjunctivitis. In conjunction with the license agreement for this product that was approved in July 2010 for marketing in the United States under the brand name *Lastacaft*™ (alcaftadine ophthalmic solution), we made an upfront payment of $23.0 million in October 2010. The terms of the agreement also require us to make potential future regulatory milestone payments of up to $12.0 million, as well as future royalty payments.

On January 28, 2011, we entered into a collaboration agreement and a co-promotion agreement with MAP Pharmaceuticals, Inc., or MAP, for the exclusive development and commercialization by us and MAP of *Levadex*™ within the United States to certain headache specialist physicians for the treatment of acute migraine in adults, migraine in adolescents 12 to 18 years of age and other indications that may be approved by the parties. Under the terms of the agreements, we made a $60.0 million upfront payment to MAP in February 2011. The terms of the agreements also include up to $97.0 million in additional payments to MAP upon MAP meeting certain development and regulatory milestones.

A significant amount of our existing cash and equivalents are held by non-U.S. subsidiaries. We currently plan to use these funds in our operations outside the United States. Withholding and U.S. taxes have not been provided for unremitted earnings of certain non-U.S. subsidiaries because we have reinvested these earnings indefinitely in such operations. At December 31, 2010, we had approximately $2,109.4 million in unremitted earnings outside the United States for which withholding and U.S. taxes were not provided. Tax costs would be incurred if these funds were remitted to the United States.

We believe that the net cash provided by operating activities, supplemented as necessary with borrowings available under our existing credit facilities and existing cash and equivalents and short-term investments, will provide us with sufficient resources to meet our current expected obligations, working capital requirements, debt service, including the potential redemption or conversion of our 2026 Convertible Notes, and other cash needs over the next year.

Inflation

Although at reduced levels in recent years and at the end of 2010, inflation continues to apply upward pressure on the cost of goods and services that we use. The competitive and regulatory environments in many markets substantially limit our ability to fully recover these higher costs through increased selling prices. We continually seek to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

Foreign Currency Fluctuations

Approximately 37.4% of our product net sales in 2010 were derived from operations outside the United States, and a portion of our international cost structure is denominated in currencies other than the U.S. dollar. As a result, we are subject to fluctuations in sales and earnings reported in U.S. dollars due to changing currency exchange rates. We routinely monitor our transaction exposure to currency rates and implement certain economic hedging strategies to limit such exposure, as we deem appropriate. The net impact of foreign currency fluctuations on our sales was an increase of $38.7 million in 2010, a decrease of $106.4 million in 2009 and an increase of $49.5 million in 2008, respectively. The 2010 sales increase included $18.5 million related to the Brazilian real, $18.6 million related to the Canadian dollar, $16.6 million related to the Australian dollar, $2.9 million related to the Mexican peso and $13.3 million related to other Asian and Latin American currencies, partially offset by decreases of $28.9 million related to the euro and $2.3 million related to the UK pound. The 2009 sales decrease included $37.8 million related to the euro, $20.9 million related to the UK pound, $11.0 million related to the Brazilian real, $10.6 million related to the Canadian dollar, $8.5 million related to the Mexican peso, $6.0 million related to the Australian dollar and $11.6 million related to other Latin American and Asian currencies. The 2008 sales increase included $49.0 million related to the euro, $8.0 million related to the Brazilian real, $1.2 million related to other Latin American currencies and $0.6 million related to the Canadian dollar, partially offset by decreases of $8.7 million related to the UK pound and $0.6 million related to Asian currencies. See Note 1, "Summary of Significant Accounting Policies," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for a description of our accounting policy on foreign currency translation.

Contractual Obligations and Commitments

The table below presents information about our contractual obligations and commitments at December 31, 2010:

	Payments Due by Period				
	Less than One Year	1-3 Years	3-5 Years	More than Five Years	Total
			(in millions)		
Debt obligations(a)	$ 729.2	$133.4	$107.7	$1,579.3	$2,549.6
Operating lease obligations	48.3	65.7	27.5	33.5	175.0
Purchase obligations	231.2	124.5	75.2	5.7	436.6
Pension minimum funding(b)	38.6	77.6	66.3	—	182.5
Other long-term obligations	4.1	31.8	29.4	156.3	221.6
Total	$1,051.4	$433.0	$306.1	$1,774.8	$3,565.3

(a) Debt obligations include expected principal and interest obligations, but exclude the interest rate swap fair value adjustment of $42.3 million at December 31, 2010. The 2026 Convertible Notes are included in the less than one year period due to the note holders' ability to require us to redeem the 2026 Convertible Notes on April 1, 2011.

(b) For purposes of this table, we assume that we will be required to fund our U.S. and non-U.S. funded pension plans based on the minimum funding required by applicable regulations. In determining the minimum required funding, we utilize current actuarial assumptions and exchange rates to forecast estimates of amounts that may be payable for up to five years in the future. In management's judgment, minimum funding estimates beyond a five year time horizon cannot be reliably estimated. Where minimum funding as determined for each individual plan would not achieve a funded status to the level of local statutory requirements, additional discretionary funding may be provided from available cash resources.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates and foreign currency exchange rates. We address these risks through controlled risk management that includes the use of derivative financial instruments to economically hedge or reduce these exposures. We do not enter into financial instruments for trading or speculative purposes. See Note 11, "Financial Instruments," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for activities relating to interest rate and foreign currency risk management.

To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we continually monitor our interest rate swap positions and foreign exchange forward and option positions both on a stand-alone basis and in conjunction with our underlying interest rate and foreign currency exposures, from an accounting and economic perspective.

However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, we cannot assure you that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect our consolidated operating results and financial position.

Interest Rate Risk

Our interest income and expense are more sensitive to fluctuations in the general level of U.S. interest rates than to changes in rates in other markets. Changes in U.S. interest rates affect the interest earned on our cash and equivalents and short-term investments and interest expense on our debt, as well as costs associated with foreign currency contracts.

On January 31, 2007, we entered into a nine-year, two-month interest rate swap with a $300.0 million notional amount with semi-annual settlements and quarterly interest rate reset dates. The swap receives interest at a fixed rate of 5.75% and pays interest at a variable interest rate equal to 3-month LIBOR plus 0.368%, and effectively converts $300.0 million of the $800.0 million aggregate principal amount of our 2016 Notes to a variable interest rate. Based on the structure of the hedging relationship, the hedge meets the criteria for using the short-cut method for a fair value hedge. The investment in the derivative and the related long-term debt are recorded at fair value. At December 31, 2010 and 2009, we recognized in our consolidated balance sheets an asset reported in "Investments and other assets" and a corresponding increase in "Long-term debt" associated with the fair value of the derivative of $42.3 million and $30.4 million, respectively. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the 2016 Notes. During 2010, 2009 and 2008, we recognized $15.1 million, $14.3 million and $7.9 million, respectively, as a reduction of interest expense due to the differential to be received.

In February 2006, we entered into interest rate swap contracts based on 3-month LIBOR with an aggregate notional amount of $800.0 million, a swap period of 10 years and a starting swap rate of 5.198%. We entered into these swap contracts as a cash flow hedge to effectively fix the future interest rate for our 2016 Notes. In April 2006, we terminated the interest rate swap contracts and received approximately $13.0 million. The total gain is being amortized as a reduction to interest expense over a 10 year period to match the term of the 2016 Notes. As of December 31, 2010, the remaining unrecognized gain, net of tax, of $4.1 million is recorded as a component of accumulated other comprehensive loss.

At December 31, 2010, we had approximately $28.1 million of variable rate debt. If interest rates were to increase or decrease by 1% for the year, annual interest expense, including the effect of the $300.0 million notional amount of the interest rate swap entered into on January 31, 2007, would increase or decrease by approximately $3.3 million. Commercial paper, when outstanding, is issued at current short-term interest rates. Additionally, any future borrowings that are outstanding under the long-term credit facility will be subject to a floating interest rate. Therefore, higher interest costs could occur if interest rates increase in the future.

The tables below present information about certain of our investment portfolio and our debt obligations at December 31, 2010 and 2009.

	December 31, 2010							
	Maturing in							Fair Market Value
	2011	2012	2013	2014	2015	Thereafter	Total	
	(in millions, except interest rates)							
ASSETS								
Cash Equivalents and Short-Term Investments:								
Commercial Paper	$1,716.0	$ —	$ —	$ —	$ —	$ —	$1,716.0	$1,716.0
Weighted Average Interest Rate	0.25%	—	—	—	—	—	0.25%	
Foreign Time Deposits	209.6	—	—	—	—	—	209.6	209.6
Weighted Average Interest Rate	0.45%	—	—	—	—	—	0.45%	
Other Cash Equivalents	707.0	—	—	—	—	—	707.0	707.0
Weighted Average Interest Rate	0.38%	—	—	—	—	—	0.38%	
Total Cash Equivalents and Short-Term Investments	$2,632.6	$ —	$ —	$ —	$ —	$ —	$2,632.6	$2,632.6
Weighted Average Interest Rate	0.30%	—	—	—	—	—	0.30%	
LIABILITIES								
Debt Obligations:								
Fixed Rate (US$)	$ 642.5	$25.0	$ —	$ —	$ —	$1,466.9	$2,134.4	$2,221.1
Weighted Average Interest Rate	5.59%	7.47%	—	—	—	4.74%	5.02%	
Other Variable Rate (non-US$)	28.1	—	—	—	—	—	28.1	28.1
Weighted Average Interest Rate	6.80%	—	—	—	—	—	6.80%	
Total Debt Obligations(a)	$ 670.6	$25.0	$ —	$ —	$ —	$1,466.9	$2,162.5	$2,249.2
Weighted Average Interest Rate	5.64%	7.47%	—	—	—	4.74%	5.05%	
INTEREST RATE DERIVATIVES								
Interest Rate Swaps:								
Fixed to Variable (US$)	$ —	$ —	$ —	$ —	$ —	$ 300.0	$ 300.0	$ 42.3
Average Pay Rate	—	—	—	—	—	0.67%	0.67%	
Average Receive Rate	—	—	—	—	—	5.75%	5.75%	

(a) Total debt obligations in the consolidated balance sheet at December 31, 2010 include debt obligations of $2,162.5 million and the interest rate swap fair value adjustment of $42.3 million.

	December 31, 2009							
	Maturing in							Fair Market Value
	2010	2011	2012	2013	2014	Thereafter	Total	
	(in millions, except interest rates)							
ASSETS								
Cash Equivalents:								
Commercial Paper	$ 574.6	$ —	$ —	$ —	$ —	$ —	$ 574.6	$ 574.6
Weighted Average Interest Rate	0.16%	—	—	—	—	—	0.16%	
Foreign Time Deposits	156.9	—	—	—	—	—	156.9	156.9
Weighted Average Interest Rate	0.23%	—	—	—	—	—	0.23%	
Other Cash Equivalents	1,108.6	—	—	—	—	—	1,108.6	1,108.6
Weighted Average Interest Rate	0.31%	—	—	—	—	—	0.31%	
Total Cash Equivalents	$1,840.1	$ —	$ —	$ —	$ —	$ —	$1,840.1	$1,840.1
Weighted Average Interest Rate	0.26%	—	—	—	—	—	0.26%	
LIABILITIES								
Debt Obligations:								
Fixed Rate (US$)	$ —	$617.3	$25.0	$ —	$ —	$818.6	$1,460.9	$1,547.3
Weighted Average Interest Rate	—	5.59%	7.47%	—	—	5.78%	5.73%	
Other Variable Rate (non-US$)	18.1	—	—	—	—	—	18.1	18.1
Weighted Average Interest Rate	2.59%	—	—	—	—	—	2.59%	
Total Debt Obligations(a)	$ 18.1	$617.3	$25.0	$ —	$ —	$818.6	$1,479.0	$1,565.4
Weighted Average Interest Rate	2.59%	5.59%	7.47%	—	—	5.78%	5.69%	
INTEREST RATE DERIVATIVES								
Interest Rate Swaps:								
Fixed to Variable (US$)	$ —	$ —	$ —	$ —	$ —	$300.0	$ 300.0	$ 30.4
Average Pay Rate	—	—	—	—	—	0.62%	0.62%	
Average Receive Rate	—	—	—	—	—	5.75%	5.75%	

(a) Total debt obligations in the consolidated balance sheet at December 31, 2009 include debt obligations of $1,479.0 million and the interest rate swap fair value adjustment of $30.4 million.

Foreign Currency Risk

Overall, we are a net recipient of currencies other than the U.S. dollar and, as such, benefit from a weaker dollar and are adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may negatively affect our consolidated revenues or operating costs and expenses as expressed in U.S. dollars.

From time to time, we enter into foreign currency option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow our management to focus its attention on our core business issues. Accordingly, we enter into various contracts which change in value as foreign exchange rates change to economically offset the effect of changes in the value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. We enter into foreign currency option and forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed 18 months.

We use foreign currency option contracts, which provide for the sale or purchase of foreign currencies to offset foreign currency exposures expected to arise in the normal course of our business. While these instruments are subject to fluctuations in value, such fluctuations are anticipated to offset changes in the value of the underlying exposures.

All of our outstanding foreign currency option contracts are entered into to reduce the volatility of earnings generated in currencies other than the U.S. dollar, primarily earnings denominated in the Canadian dollar, Mexican peso, Australian dollar, Brazilian real, euro, Korean won and Turkish lira. Current changes in the fair value of open foreign currency option contracts and any realized gains (losses) on settled contracts are recorded through earnings as "Other, net" in the accompanying consolidated statements of earnings. The premium costs of purchased foreign exchange option contracts are recorded in "Other current assets" and amortized to "Other, net" over the life of the options.

All of our outstanding foreign exchange forward contracts are entered into to offset the change in value of certain intercompany receivables or payables that are subject to fluctuations in foreign currency exchange rates. The realized and unrealized gains and losses from foreign currency forward contracts and the revaluation of the foreign denominated intercompany receivables or payables are recorded through "Other, net" in the accompanying consolidated statements of earnings.

The following table provides information about our foreign currency derivative financial instruments outstanding as of December 31, 2010 and 2009. The information is provided in U.S. dollars, as presented in our consolidated financial statements:

	December 31, 2010		December 31, 2009	
	Notional Amount (in millions)	Average Contract Rate or Strike Amount	Notional Amount (in millions)	Average Contract Rate or Strike Amount
Foreign currency forward contracts:				
(Receive U.S. dollar/pay foreign currency)				
Euro	$ —	—	$ 53.5	1.45
Japanese yen	6.0	84.09	1.0	89.19
Australian dollar	15.7	0.98	11.7	0.90
New Zealand dollar	1.1	0.74	0.7	0.72
Poland zloty	2.8	3.03	—	—
Swiss franc	—	—	19.8	1.04
	$ 25.6		$ 86.7	
Estimated fair value	$ (0.9)		$ 0.8	
Foreign currency forward contracts:				
(Pay U.S. dollar/receive foreign currency)				
Korean won	$ —	—	$ 4.3	1398.00
Euro	39.9	1.33	43.6	1.45
	$ 39.9		$ 47.9	
Estimated fair value	$ 0.2		$ 0.2	
Foreign currency sold — put options:				
Canadian dollar	$ 68.1	1.04	$ 59.1	1.05
Mexican peso	20.0	12.73	16.7	13.40
Australian dollar	44.2	0.87	41.0	0.89
Brazilian real	36.9	1.92	29.7	1.85
Euro	139.4	1.34	138.7	1.49
Korean won	17.3	1153.22	11.0	1172.94
Turkish lira	20.5	1.55	—	—
	$346.4		$296.2	
Estimated fair value	$ 10.4		$ 14.0	

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item is incorporated herein by reference to the financial statements set forth in Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules."

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our management, including our Principal Executive Officer and our Principal Financial Officer, does not expect that our disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010, the end of the annual period covered by this report. The evaluation of our disclosure controls and procedures included a review of the disclosure controls' and procedures' objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, including process improvements, were being undertaken.

Based on the foregoing, our Principal Executive Officer and our Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and were operating at the reasonable assurance level.

Further, management determined that, as of December 31, 2010, there were no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management report on internal control over financial reporting and the report of our independent registered public accounting firm on our internal control over financial reporting are contained in Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules."

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

For information required by this Item regarding our executive officers, see Item 1 of Part I of this report, "Business."

The information to be included in the sections entitled "Item No. 1 — Election of Directors" and "Corporate Governance" in the Proxy Statement to be filed by us with the Securities and Exchange Commission no later than 120 days after the close of our fiscal year ended December 31, 2010 (the "Proxy Statement") is incorporated herein by reference.

The information to be included in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information to be included in the section entitled "Code of Business Conduct and Ethics" in the Proxy Statement is incorporated herein by reference.

We have filed, as exhibits to this report, the certifications of our Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

On June 1, 2010, we submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Item 11. *Executive Compensation*

The information to be included in the sections entitled "Compensation Disclosure," "Non-Employee Directors' Compensation" and "Organization and Compensation Committee Report" in the Proxy Statement is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information to be included in the section entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information to be included in the sections entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance" in the Proxy Statement is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information to be included in the section entitled "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. *Consolidated Financial Statements and Supplementary Data:*

The following financial statements are included herein under Item 8 of Part II of this report, "Financial Statements and Supplementary Data:"

(a) 2. *Financial Statement Schedules:*

All other schedules have been omitted for the reason that the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(a) 3. *Exhibits:*

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Allergan, Inc., as filed with the State of Delaware on April 30, 2010 (incorporated by reference to Exhibit 3.1 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 31, 2010)
3.2	Allergan, Inc. Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Allergan, Inc.'s Current Report on Form 8-K filed on October 7, 2008)
4.1	Form of Stock Certificate for Allergan, Inc. Common Stock, par value $0.01 (incorporated by reference to Exhibit 4.2 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008)
4.2	Indenture, dated as of April 12, 2006, between Allergan, Inc. and Wells Fargo Bank, National Association relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.3	Indenture, dated as of April 12, 2006, between Allergan, Inc. and Wells Fargo Bank, National Association relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.4	Form of 1.50% Convertible Senior Note due 2026 (incorporated by reference to (and included in) the Indenture dated as of April 12, 2006 between Allergan, Inc. and Wells Fargo Bank, National Association at Exhibit 4.1 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.5	Form of 5.75% Senior Note due 2016 (incorporated by reference to (and included in) the Indenture dated as of April 12, 2006 between Allergan, Inc. and Wells Fargo Bank, National Association at Exhibit 4.2 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.6	Registration Rights Agreement, dated as of April 12, 2006, among Allergan, Inc., Banc of America Securities LLC and Citigroup Global Markets Inc., as representatives of the Initial Purchasers named therein, relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.3 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.7	Registration Rights Agreement, dated as of April 12, 2006, between Allergan, Inc. and Morgan Stanley & Co. Incorporated, as representative of the Initial Purchasers named therein, relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.4 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.8	Indenture, dated as of September 14, 2010, between Allergan, Inc. and Wells Fargo Bank, National Association relating to the $650,000,000 3.375% Notes due 2020 (incorporated by reference to Exhibit 4.1 to Allergan, Inc.'s Current Report on Form 8-K filed on September 14, 2010)
4.9	Supplemental Indenture, dated as of September 14, 2010, between Allergan, Inc. and Wells Fargo Bank, National Association relating to the $650,000,000 3.375% Notes due 2020 (incorporated by reference to Exhibit 4.2 to Allergan, Inc.'s Current Report on Form 8-K filed on September 14, 2010)
4.10	Form of 3.375% Note due 2020 (incorporated by reference to (and included in) the Supplemental Indenture dated as of September 14, 2010 between Allergan, Inc. and Wells Fargo Bank, National Association at Exhibit 4.2 to Allergan, Inc.'s Current Report on Form 8-K filed on September 14, 2010)
10.1	Form of Director and Executive Officer Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006)

Exhibit No.	Description
10.2	Allergan, Inc. Change in Control Policy (Effective April 2010)
10.3	Amended and Restated Form of Allergan, Inc. Change in Control Agreement (Restated December 2010) (applicable to certain employees of Allergan, Inc., including executive officers, hired on or before December 4, 2006)
10.4	Amended and Restated Form of Allergan, Inc. Change in Control Agreement (Restated December 2010) (applicable to certain employees of Allergan, Inc., including executive officers, hired on or after December 4, 2006)
10.5	Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Appendix A to Allergan, Inc.'s Proxy Statement filed on March 14, 2003)
10.6	First Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Appendix A to Allergan, Inc.'s Proxy Statement filed on March 21, 2006)
10.7	Second Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.8	Third Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan
10.9	Amended Form of Restricted Stock Award Agreement under the Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.15 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.10	Amended Form of Non-Qualified Stock Option Award Agreement under the Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.16 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.11	Allergan, Inc. Deferred Directors' Fee Program (Restated December 2010)
10.12	Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.5 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2000)
10.13	First Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.51 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 26, 2003)
10.14	Second Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.7 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004)
10.15	Third Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000)
10.16	Form of Certificate of Restricted Stock Award Terms and Conditions under the Allergan, Inc. 1989 Incentive Compensation Plan (Restated November 2000) (incorporated by reference to Exhibit 10.8 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004)
10.17	Allergan, Inc. Employee Stock Ownership Plan (Restated 2008) (incorporated by reference to Exhibit 10.15 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008)
10.18	First Amendment to Allergan, Inc. Employee Stock Ownership Plan (Restated 2008) (incorporated by reference to Exhibit 10.16 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2009)

Exhibit No.	Description
10.19	Second Amendment to Allergan, Inc. Employee Stock Ownership Plan (Restated 2008)
10.20	Allergan, Inc. Pension Plan (Restated 2011)
10.21	Allergan, Inc. Supplemental Executive Benefit Plan and Supplemental Retirement Income Plan (Restated 2008) (incorporated by reference to Exhibit 10.19 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008)
10.22	Allergan, Inc. Executive Severance Pay Plan (Effective January 2011) (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Current Report on Form 8-K filed on December 21, 2010)
10.23	Allergan, Inc. 2006 Executive Bonus Plan (incorporated by reference to Appendix B to Allergan, Inc.'s Proxy Statement filed on March 21, 2006)
10.24	Allergan, Inc. 2011 Management Bonus Plan
10.25	Allergan, Inc. Executive Deferred Compensation Plan (Restated 2009) (incorporated by reference to Exhibit 10.23 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008)
10.26	Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Appendix A to Allergan, Inc.'s Proxy Statement filed on March 20, 2008)
10.27	Form of Non-Qualified Stock Option Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.4 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.28	Form of Non-Qualified Stock Option Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.30 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)
10.29	Form of Non-Qualified Stock Option Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.30	Form of Non-Qualified Stock Option Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (as amended February 2010) (incorporated by reference to Exhibit 10.32 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)
10.31	Form of Restricted Stock Award Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.10 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.32	Form of Restricted Stock Award Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.34 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)
10.33	Form of Restricted Stock Award Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.11 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.34	Form of Restricted Stock Award Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.36 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)

Exhibit No.	Description
10.35	Form of Restricted Stock Award Grant Notice for Employees (Management Bonus Plan) under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.12 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.36	Form of Restricted Stock Award Grant Notice for Employees (Management Bonus Plan) under the Allergan, Inc. 2008 Incentive Award Plan (Amended February 2010) (incorporated by reference to Exhibit 10.38 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009)
10.37	Amended and Restated Credit Agreement, dated as of March 31, 2006, among Allergan, Inc. as Borrower and Guarantor, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Current Report on Form 8-K filed on April 4, 2006)
10.38	First Amendment to Amended and Restated Credit Agreement, dated as of March 16, 2007, among Allergan, Inc., as Borrower and Guarantor, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.13 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.39	Second Amendment to Amended and Restated Credit Agreement, dated as of May 24, 2007, among Allergan, Inc., as Borrower and Guarantor, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.4 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 29, 2007)
10.40	Purchase Agreement, dated as of June 6, 2008, between Allergan Sales, LLC and QLT USA, Inc. (incorporated by reference to Exhibit 2.1 to Allergan, Inc.'s Current Report on Form 8-K filed on June 9, 2008)
10.41	Contribution and Distribution Agreement, dated as of June 24, 2002, between Allergan, Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.35 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 28, 2002)
10.42	Employee Matters Agreement, dated as of June 24, 2002, between Allergan, Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.37 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 28, 2002)
10.43	*Botox*® — China License Agreement, dated as of September 30, 2005, among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.51** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.44	Amendment No. 1 to *Botox*® — China License Agreement, dated as of March 9, 2010, among Allergan, Inc., Allergan Sales, LLC, Allergan Pharmaceuticals Holdings (Ireland) Ltd., Allergan *Botox* Limited, Allergan Pharmaceuticals Ireland, and Glaxo Group Limited (incorporated by reference to Exhibit 10.1** to Allergan, Inc.'s Current Report on Form 8-K filed on March 11, 2010)
10.45	*Botox*® — Japan License Agreement, dated as of September 30, 2005, among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.52** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)

Exhibit No.	Description
10.46	Amendment No. 1 to *Botox*® — Japan License Agreement, dated as of March 9, 2010, among Allergan, Inc., Allergan Sales, LLC, Allergan K.K., Allergan NK, and Glaxo Group Limited (incorporated by reference to Exhibit 10.2** to Allergan, Inc.'s Current Report on Form 8-K filed on March 11, 2010)
10.47	Co-Promotion Agreement, dated as of September 30, 2005, among Allergan, Inc., Allergan Sales, LLC and SmithKline Beecham Corporation d/b/a GlaxoSmithKline (incorporated by reference to Exhibit 10.53** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.48	China *Botox*® Supply Agreement, dated as of September 30, 2005, between Allergan Pharmaceuticals Ireland and Glaxo Group Limited (incorporated by reference to Exhibit 10.55** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.49	Japan *Botox*® Supply Agreement, dated as of September 30, 2005, between Allergan Pharmaceuticals Ireland and Glaxo Group Limited (incorporated by reference to Exhibit 10.56** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.50	Amended and Restated License, Commercialization and Supply Agreement, dated as of September 18, 2007, between Esprit Pharma, Inc. and Indevus Pharmaceuticals, Inc. (incorporated by reference and included as Exhibit C** to the Agreement and Plan of Merger, dated as of September 18, 2007, among Allergan, Inc., Esmeralde Acquisition, Inc., Esprit Pharma Holding Company, Inc. and the Escrow Participants' Representative at Exhibit 2.1 to Allergan, Inc.'s Current Report on Form 8-K/A filed on September 24, 2007)
10.51	First Amendment to Amended and Restated License, Commercialization and Supply Agreement, dated as of January 9, 2009, between Allergan USA, Inc. and Indevus Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.60 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008)
10.52	License, Development, Supply and Distribution Agreement, dated as of October 28, 2008, among Allergan, Inc., Allergan Sales, LLC, Allergan USA, Inc. and Spectrum Pharmaceuticals, Inc.** (incorporated by reference to Exhibit 10.61 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008)
10.53	First Amendment to License, Development, Supply and Distribution Agreement, dated as of April 20, 2009, among Allergan, Inc., Allergan Sales, LLC, Allergan USA, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.62 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 31, 2009)
10.54	License, Transfer, and Development Agreement, dated as of March 31, 2010, among Serenity Pharmaceuticals LLC and Allergan Sales, LLC, Allergan USA, Inc., and Allergan, Inc. (incorporated by reference to Exhibit 10.1** to Allergan, Inc.'s Current Report on Form 8-K filed on April 2, 2010)
10.55	Collaboration Agreement, dated as of January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc.*
10.56	Co-Promotion Agreement, dated as of January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc. and Allergan, Inc.*
10.57	Letter of Understanding, dated as of August 1, 2010, between Allergan, Inc. and Douglas S. Ingram (incorporated by reference to Exhibit 10.66 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 30, 2010)

Exhibit No.	Description
10.58	Settlement Agreement, dated as of August 31, 2010, among the United States of America, acting through the United States Department of Justice and the United States Attorney's Office for the Northern District of Georgia and on behalf of the Office of Inspector General of the Department of Health and Human Services, the TRICARE Management Activity, the United States Office of Personnel Management, the United States Department of Veteran Affairs, and Office of Workers' Compensation Programs of the United States Department of Labor, the relators identified therein; and Allergan, Inc. and Allergan USA, Inc. (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Current Report on Form 8-K filed on September 1, 2010)
10.59	Corporate Integrity Agreement, dated as of August 30, 2010, between the Office of Inspector General of the Department of Health and Human Services and Allergan, Inc. (incorporated by reference to Exhibit 10.2 to Allergan, Inc.'s Current Report on Form 8-K filed on September 1, 2010)
10.60	Plea Agreement, dated as of October 5, 2010, between the United States Attorney's Office for the Northern District of Georgia as counsel for the United States, and Allergan, Inc. (incorporated by reference to Exhibit 10.70 to Allergan, Inc.'s Current Report on Form 10-Q for the Quarter ended September 30, 2011)
21	List of Subsidiaries of Allergan, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350
101	The following financial statements are from Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Earnings; (iii) Consolidated Statements of Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements

* Confidential treatment was requested with respect to the omitted portions of this Exhibit, which portions have been filed separately with the Securities and Exchange Commission

** Confidential treatment was requested with respect to the omitted portions of this Exhibit, which portions have been filed separately with the Securities and Exchange Commission and which portions were granted confidential treatment

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLERGAN, INC.

By /s/ DAVID E.I. PYOTT

David E.I. Pyott
Chairman of the Board and
Chief Executive Officer

Date: February 28, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Date: February 28, 2011	By	/s/ DAVID E.I. PYOTT David E.I. Pyott *Chairman of the Board and Chief Executive Officer*
Date: February 28, 2011	By	/s/ JEFFREY L. EDWARDS Jeffrey L. Edwards *Executive Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial Officer)*
Date: February 22, 2011	By	/s/ JAMES F. BARLOW James F. Barlow *Senior Vice President, Corporate Controller (Principal Accounting Officer)*
Date: February 28, 2011	By	/s/ HERBERT W. BOYER Herbert W. Boyer, Ph.D., *Vice Chairman of the Board*
Date: February 28, 2011	By	/s/ DEBORAH DUNSIRE Deborah Dunsire, M.D., *Director*
Date: February 28, 2011	By	/s/ MICHAEL R. GALLAGHER Michael R. Gallagher, *Director*
Date: February 28, 2011	By	/s/ GAVIN S. HERBERT Gavin S. Herbert, *Director and Chairman Emeritus*
Date: February 28, 2011	By	/s/ DAWN HUDSON Dawn Hudson, *Director*
Date: February 28, 2011	By	/s/ ROBERT A. INGRAM Robert A. Ingram, *Director*
Date: February 28, 2011	By	/s/ TREVOR M. JONES Trevor M. Jones, Ph.D., *Director*

Date: February 28, 2011	By	/s/ LOUIS J. LAVIGNE, JR.
		Louis J. Lavigne, Jr., *Director*
Date: February 28, 2011	By	/s/ RUSSELL T. RAY
		Russell T. Ray, *Director*
Date: February 18, 2011	By	/s/ STEPHEN J. RYAN
		Stephen J. Ryan, M.D., *Director*
Date: February 24, 2011	By	/s/ LEONARD D. SCHAEFFER
		Leonard D. Schaeffer, *Director*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, refers to the process designed by, or under the supervision of, our Principal Executive Officer and Principal Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Allergan;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Allergan are being made only in accordance with authorizations of management and directors of Allergan; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Allergan's assets that could have a material effect on the financial statements.

Allergan's internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on internal control over financial reporting as of December 31, 2010. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Allergan.

Management has used the framework set forth in the report entitled *"Internal Control — Integrated Framework"* published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of Allergan's internal control over financial reporting. Management has concluded that Allergan's internal control over financial reporting was effective as of December 31, 2010, based on those criteria.

David E.I. Pyott
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

Jeffrey L. Edwards
Executive Vice President,
Finance and Business Development,
Chief Financial Officer
(Principal Financial Officer)

February 23, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Allergan, Inc.

We have audited Allergan, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Allergan, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Allergan, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Allergan, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the three years in the period ended December 31, 2010 of Allergan, Inc. and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Irvine, California
February 28, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Allergan, Inc.

We have audited the accompanying consolidated balance sheets of Allergan, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allergan, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allergan, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Irvine, California
February 28, 2011

ALLERGAN, INC.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31,	
	2010	2009
ASSETS		
Current assets:		
Cash and equivalents	$1,991.2	$1,947.1
Short-term investments	749.1	—
Trade receivables, net	647.3	576.6
Inventories	229.4	213.9
Other current assets	376.7	368.7
Total current assets	3,993.7	3,106.3
Investments and other assets	261.4	266.7
Deferred tax assets	217.8	—
Property, plant and equipment, net	800.6	808.1
Goodwill	2,038.6	1,998.3
Intangibles, net	996.0	1,357.2
Total assets	$8,308.1	$7,536.6
LIABILITIES AND EQUITY		
Current liabilities:		
Notes payable	$ 28.1	$ 18.1
Convertible notes	642.5	—
Accounts payable	222.5	204.0
Accrued compensation	182.4	164.3
Other accrued expenses	436.8	382.7
Income taxes	16.1	42.5
Total current liabilities	1,528.4	811.6
Long-term debt	1,534.2	874.0
Long-term convertible notes	—	617.3
Deferred tax liabilities	—	1.4
Other liabilities	464.4	388.4
Commitments and contingencies		
Equity:		
Allergan, Inc. stockholders' equity:		
Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued	—	—
Common stock, $.01 par value; authorized 500,000,000 shares; issued 307,512,000 shares as of December 31, 2010 and 2009	3.1	3.1
Additional paid-in capital	2,815.5	2,730.3
Accumulated other comprehensive loss	(152.9)	(102.8)
Retained earnings	2,225.9	2,356.7
	4,891.6	4,987.3
Less treasury stock, at cost (1,987,000 and 3,079,000 shares as of December 31, 2010 and 2009, respectively)	(133.9)	(164.5)
Total stockholders' equity	4,757.7	4,822.8
Noncontrolling interest	23.4	21.1
Total equity	4,781.1	4,843.9
Total liabilities and equity	$8,308.1	$7,536.6

See accompanying notes to consolidated financial statements.

ALLERGAN, INC.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions, except per share amounts)

	Year Ended December 31,		
	2010	2009	2008
Revenues:			
Product net sales	$4,819.6	$4,447.6	$4,339.7
Other revenues	99.8	56.0	63.7
Total revenues	4,919.4	4,503.6	4,403.4
Operating costs and expenses:			
Cost of sales (excludes amortization of acquired intangible assets)	722.0	750.9	761.2
Selling, general and administrative	2,017.6	1,921.5	1,856.1
Research and development	804.6	706.0	797.9
Amortization of acquired intangible assets	138.0	146.3	150.9
Legal settlement	609.2	—	—
Intangible asset impairment and related costs	369.1	—	—
Restructuring charges	0.3	50.9	41.3
Operating income	258.6	928.0	796.0
Non-operating income (expense):			
Interest income	7.3	7.0	33.5
Interest expense	(78.7)	(76.9)	(85.5)
Gain on investments, net	—	24.6	—
Other, net	(16.4)	(34.2)	18.2
	(87.8)	(79.5)	(33.8)
Earnings before income taxes	170.8	848.5	762.2
Provision for income taxes	165.9	224.7	197.5
Net earnings	4.9	623.8	564.7
Net earnings attributable to noncontrolling interest	4.3	2.5	1.6
Net earnings attributable to Allergan, Inc.	$ 0.6	$ 621.3	$ 563.1
Earnings per share attributable to Allergan, Inc. stockholders:			
Basic	$ 0.00	$ 2.05	$ 1.85
Diluted	$ 0.00	$ 2.03	$ 1.84

See accompanying notes to consolidated financial statements.

ALLERGAN, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(in millions, except per share amounts)

	Stockholders' Equity									
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock		Noncontrolling Interest	Total Equity	Comprehensive Income (Loss)
	Shares	Par Value				Shares	Amount			
Balance December 31, 2007	307.5	$3.1	$2,530.8	$ (34.8)	$1,399.0	(1.6)	$(103.6)	$ 1.5	$3,796.0	
Comprehensive income										
Net earnings					563.1			1.6	564.7	$ 564.7
Other comprehensive income, net of tax:										
Pension and postretirement benefit plan adjustments:										
Net losses				(125.8)						(125.8)
Amortization				3.9						3.9
Foreign currency translation adjustments				(39.1)				(0.4)		(39.5)
Amortization of deferred holding gains on derivatives designated as cash flow hedges				(0.8)						(0.8)
Unrealized loss on investments				(3.1)						(3.1)
Other comprehensive loss									(165.3)	(165.3)
Comprehensive income										$ 399.4
Adjustment, net of tax, upon adoption of the measurement date provision of guidance for pension and postretirement plans				1.0	(4.6)				(3.6)	
Dividends ($0.20 per share)					(61.0)				(61.0)	
Stock options exercised					(45.5)	1.5	97.4		51.9	
Excess tax benefits from share-based compensation			11.1						11.1	
Activity under other stock plans					(6.1)	0.4	26.2		20.1	
Purchase of treasury stock						(4.0)	(230.1)		(230.1)	
Stock-based award activity			54.7		(2.8)	0.3	17.7		69.6	
Dividends to noncontrolling interest								(0.9)	(0.9)	
Balance December 31, 2008	307.5	3.1	2,596.6	(198.7)	1,842.1	(3.4)	(192.4)	1.8	4,052.5	
Comprehensive income										
Net earnings					621.3			2.5	623.8	$ 623.8
Other comprehensive income, net of tax:										
Pension and postretirement benefit plan adjustments:										
Net gain				48.9						48.9
Amortization				9.2						9.2
Foreign currency translation adjustments				37.2				1.7		38.9
Amortization of deferred holding gains on derivatives designated as cash flow hedges				(0.8)						(0.8)
Unrealized gain on investments				1.4						1.4
Other comprehensive income									97.6	97.6
Comprehensive income										$ 721.4
Dividends ($0.20 per share)					(60.9)				(60.9)	
Stock options exercised					(35.5)	2.2	101.0		65.5	
Excess tax benefits from share-based compensation			7.3						7.3	
Activity under other stock plans					(2.6)	0.2	11.5		8.9	
Purchase of treasury stock						(2.0)	(105.5)		(105.5)	
Stock-based award activity			126.4		(7.7)	(0.1)	20.9		139.6	
Noncontrolling interest from an acquisition								16.7	16.7	
Dividends to noncontrolling interest								(1.6)	(1.6)	
Balance December 31, 2009	307.5	3.1	2,730.3	(102.8)	2,356.7	(3.1)	(164.5)	21.1	4,843.9	
Comprehensive income										
Net earnings					0.6			4.3	4.9	$ 4.9
Other comprehensive income, net of tax:										
Pension and postretirement benefit plan adjustments:										
Net losses				(53.5)						(53.5)
Amortization				8.2						8.2
Foreign currency translation adjustments				(4.0)				0.8		(3.2)
Amortization of deferred holding gains on derivatives designated as cash flow hedges				(0.8)						(0.8)
Other comprehensive loss									(49.3)	(49.3)
Comprehensive loss										$ (44.4)
Dividends ($0.20 per share)					(60.9)				(60.9)	
Stock options exercised					(73.9)	5.4	305.1		231.2	
Excess tax benefits from share-based compensation			27.1						27.1	
Activity under other stock plans			2.6		0.7	0.1	3.9		7.2	
Purchase of treasury stock						(4.5)	(286.0)		(286.0)	
Stock-based award activity			55.5		2.7	0.1	7.6		65.8	
Noncontrolling interest from an acquisition								(0.4)	(0.4)	
Dividends to noncontrolling interest								(2.4)	(2.4)	
Balance December 31, 2010	307.5	$3.1	$2,815.5	$(152.9)	$2,225.9	(2.0)	$(133.9)	$23.4	$4,781.1	

See accompanying notes to consolidated financial statements.

ALLERGAN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions)

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net earnings	$ 4.9	$ 623.8	$ 564.7
Non-cash items included in net earnings:			
Depreciation and amortization	257.1	262.1	264.4
Amortization of original issue discount and debt issuance costs	28.4	27.5	29.4
Amortization of net realized gain on interest rate swap	(1.3)	(1.3)	(1.3)
Deferred income tax benefit	(249.1)	(112.8)	(101.0)
Loss on disposal and impairment of assets	17.9	3.8	11.5
Loss on extinguishment of convertible debt	—	5.3	—
Unrealized loss (gain) on derivative instruments	7.6	13.6	(14.8)
Expense of share-based compensation plans	73.9	151.9	93.1
Legal settlement	15.2	—	—
Intangible asset impairment and related costs	369.1	—	—
Expense from changes in fair value of contingent consideration	7.9	—	—
Restructuring charges	0.3	50.9	41.3
Gain on investments, net	—	(24.6)	—
Changes in operating assets and liabilities:			
Trade receivables	(71.4)	(17.7)	(114.5)
Inventories	(5.6)	67.7	(48.0)
Other current assets	7.3	4.9	4.6
Other non-current assets	(18.6)	(20.3)	(2.9)
Accounts payable	8.6	22.5	(32.9)
Accrued expenses	34.4	16.2	14.0
Income taxes	(17.6)	(1.6)	35.3
Other liabilities	(5.1)	41.4	(60.4)
Net cash provided by operating activities	463.9	1,113.3	682.5
Cash flows from investing activities:			
Purchases of short-term investments	(824.1)	—	—
Acquisitions, net of cash acquired	(69.8)	(12.8)	(150.1)
Additions to property, plant and equipment	(102.8)	(95.8)	(190.8)
Additions to capitalized software	(13.3)	(26.6)	(56.3)
Additions to intangible assets	(40.9)	(3.3)	(69.8)
Contractual purchase price adjustments to prior acquisitions	(1.7)	11.6	—
Proceeds from maturities of short-term investments	75.0	—	—
Proceeds from sale of investments	—	28.2	—
Proceeds from sale of business and assets	—	—	6.1
Proceeds from sale of property, plant and equipment	0.4	—	1.2
Net cash used in investing activities	(977.2)	(98.7)	(459.7)
Cash flows from financing activities:			
Net borrowings (repayments) of notes payable	6.6	12.1	(34.7)
Payments to acquire treasury stock	(286.0)	(105.5)	(230.1)
Dividends to stockholders	(60.6)	(60.6)	(60.7)
Repayments of convertible borrowings	—	(98.3)	—
Debt issuance costs	(6.1)	—	—
Proceeds from issuance of senior notes, net of discount	648.0	—	—
Sale of stock to employees	234.0	63.5	51.6
Excess tax benefits from share-based compensation	27.1	7.3	11.1
Net cash provided by (used in) financing activities	563.0	(181.5)	(262.8)
Effect of exchange rate changes on cash and equivalents	(5.6)	3.6	(7.5)
Net increase (decrease) in cash and equivalents	44.1	836.7	(47.5)
Cash and equivalents at beginning of year	1,947.1	1,110.4	1,157.9
Cash and equivalents at end of year	$1,991.2	$1,947.1	$1,110.4
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 48.0	$ 53.7	$ 60.7
Income taxes, net of refunds	$ 410.8	$ 332.6	$ 261.4

In 2009, the Company acquired an office building contiguous to its main facility in Irvine, California for approximately $20.7 million. The Company assumed a mortgage of $20.0 million and paid $0.7 million in cash.

See accompanying notes to consolidated financial statements

ALLERGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Allergan, Inc. ("Allergan" or the "Company") and all of its subsidiaries. All significant intercompany transactions and balances among the consolidated entities have been eliminated from the consolidated financial statements.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and, as such, include amounts based on informed estimates and judgments of management. Actual results could differ materially from those estimates.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in equity. Aggregate net realized and unrealized (losses) gains resulting from foreign currency transactions and derivative contracts of approximately $(17.8) million, $(28.9) million and $17.7 million for the years ended December 31, 2010, 2009 and 2008, respectively, are included in "Other, net" in the Company's consolidated statements of earnings.

Cash and Equivalents

The Company considers cash in banks, repurchase agreements, commercial paper and deposits with financial institutions with maturities of three months or less when purchased and that can be liquidated without prior notice or penalty, to be cash and equivalents.

Short-Term Investments

Short-term investments consist primarily of investment grade commercial paper with maturities from three months to one year when purchased and are classified as available-for-sale. As of December 31, 2010, short-term investments are valued at cost, which approximates fair value due to their short-term maturities.

Investments

The Company has non-marketable equity investments in conjunction with its various collaboration arrangements. The non-marketable equity investments represent investments in start-up technology companies or partnerships that invest in start-up technology companies and are recorded at cost. The non-marketable equity investments are evaluated periodically for impairment. If it is determined that a decline of any investment is other than temporary, then the investment basis would be written down to fair value and the write-down would be included in earnings as a loss.

Inventories

Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.

Long-Lived Assets

Property, plant and equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resulting gains or losses are reflected in earnings. For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful life of the related asset. The useful lives for buildings, including building improvements, range from seven years to 40 years and, for machinery and equipment, three years to 15 years.

Leasehold improvements are amortized over the shorter of their economic lives or lease terms. Accelerated depreciation methods are generally used for income tax purposes.

All long-lived assets are reviewed for impairment in value when changes in circumstances dictate, based upon undiscounted future operating cash flows, and appropriate losses are recognized and reflected in current earnings, to the extent the carrying amount of an asset exceeds its estimated fair value determined by the use of appraisals, discounted cash flow analyses or comparable fair values of similar assets.

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired businesses. Goodwill has an indefinite useful life and is not amortized, but instead tested for impairment annually. Intangible assets include developed technology, customer relationships, licensing agreements, trademarks, core technology and other rights, which are being amortized over their estimated useful lives ranging from three to 21 years, and an in-process research and development asset with an indefinite useful life that is not amortized, but instead tested for impairment until the successful completion and commercialization or abandonment of the associated research and development efforts, at which point the in-process research and development asset is either amortized over its estimated useful life or written-off immediately.

Treasury Stock

Treasury stock is accounted for by the cost method. The Company maintains an evergreen stock repurchase program. The evergreen stock repurchase program authorizes management to repurchase the Company's common stock for the primary purpose of funding its stock-based benefit plans. Under the stock repurchase program, the Company may maintain up to 18.4 million repurchased shares in its treasury account at any one time. As of December 31, 2010 and 2009, the Company held approximately 2.0 million and 3.1 million treasury shares, respectively, under this program.

Revenue Recognition

The Company recognizes revenue from product sales when goods are shipped and title and risk of loss transfer to its customers. A portion of the Company's revenue is generated from consigned inventory of breast implants maintained at physician, hospital and clinic locations. These customers are contractually obligated to maintain a specific level of inventory and to notify the Company upon use. Revenue for consigned inventory is recognized at the time the Company is notified by the customer that the product has been used. Notification is usually through the replenishing of the inventory, and the Company periodically reviews consignment inventories to confirm the accuracy of customer reporting.

The Company generally offers cash discounts to customers for the early payment of receivables. Those discounts are recorded as a reduction of revenue and accounts receivable in the same period that the related sale is recorded. The amounts reserved for cash discounts were $4.4 million and $3.3 million at December 31, 2010 and 2009, respectively. The Company permits returns of product from most product lines by any class of customer if such product is returned in a timely manner, in good condition and from normal distribution channels. Return policies in certain international markets and for certain medical device products, primarily breast implants, provide for more stringent guidelines in accordance with the terms of contractual agreements with customers. Estimated allowances for sales returns are based upon the Company's historical patterns of product returns matched against sales, and management's evaluation of specific factors that may increase the risk of product returns. The amount of allowances for sales returns recognized in the Company's consolidated balance sheets at December 31, 2010 and 2009 were $52.3 million and $41.5 million, respectively, and are recorded in "Other accrued expenses" and "Trade receivables, net" in the Company's consolidated balance sheets. (See Note 4, "Composition of Certain Financial Statement Captions.") Historical allowances for cash discounts and product returns have been consistent with the amounts reserved or accrued.

The Company participates in various managed care sales rebate and other incentive programs, the largest of which relates to Medicaid, Medicare and the Department of Veterans Affairs. Sales rebate and other incentive programs also include contractual volume rebate programs and chargebacks, which are contractual discounts given primarily to federal government agencies, health maintenance organizations, pharmacy benefits managers and group purchasing organizations. The Company also offers rebate and other incentive programs for its aesthetic products and certain therapeutic products, including *Botox*® Cosmetic, *Juvéderm*®, *Latisse*®, *Acuvail*®, *Aczone*® and *Restasis*®, and for certain other skin care products. Sales rebates and incentive accruals reduce revenue in the same period that the related sale is recorded and are included in "Other accrued expenses" in the Company's consolidated balance sheets. (See Note 4, "Composition of Certain Financial Statement Captions.") The amounts accrued for sales rebates and other incentive programs were $186.5 million and $158.6 million at December 31, 2010 and 2009, respectively.

The Company's procedures for estimating amounts accrued for sales rebates and other incentive programs at the end of any period are based on available quantitative data and are supplemented by management's judgment with respect to many factors including, but not limited to, current market dynamics, changes in contract terms, changes in sales trends, an evaluation of current laws and regulations and product pricing. Quantitatively, the Company uses historical sales, product utilization and rebate data and applies forecasting techniques in order to estimate the Company's liability amounts. Qualitatively, management's judgment is applied to these items to modify, if appropriate, the estimated liability amounts. Additionally, there is a significant time lag between the date the Company determines the estimated liability and when the Company actually pays the liability. Due to this time lag, the Company records adjustments to its estimated liabilities over several periods, which can result in a net increase to earnings or a net decrease to earnings in those periods.

The Company recognizes license fees, royalties and reimbursement income for services provided as other revenues based on the facts and circumstances of each contractual agreement. In general, the Company recognizes income upon the signing of a contractual agreement that grants rights to products or technology to a third party if the Company has no further obligation to provide products or services to the third party after entering into the contract. The Company defers income under contractual agreements when it has further obligations that indicate that a separate earnings process has not been completed.

Share-Based Compensation

The Company recognizes compensation expense for all share-based awards made to employees and directors. The fair value of share-based awards is estimated at the grant date using the Black-Scholes option-pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period using the straight-line single option method. The fair value of modifications to share-based awards is generally estimated using a lattice model.

Advertising Expenses

Advertising expenses relating to production costs are expensed as incurred and the costs of television time, radio time and space in publications are expensed when the related advertising occurs. Advertising expenses were approximately $171.4 million, $185.2 million and $126.0 million in 2010, 2009 and 2008, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities along with net operating loss and tax credit carryovers. The Company records a valuation allowance against its deferred tax assets to reduce the net carrying value to an amount that it believes is more likely than not to be realized. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

Valuation allowances against the Company's deferred tax assets were $4.3 million and $4.6 million at December 31, 2010 and December 31, 2009, respectively. Changes in the valuation allowances, when they are recognized in the provision for income taxes, are included as a component of the estimated annual effective tax rate.

The Company has not provided for withholding and U.S. taxes for the unremitted earnings of certain non-U.S. subsidiaries because it has currently reinvested these earnings indefinitely in these foreign operations. At December 31, 2010, the Company had approximately $2,109.4 million in unremitted earnings outside the United States for which withholding and U.S. taxes were not provided. Income tax expense would be incurred if these funds were remitted to the United States. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

Acquisitions

The accounting for acquisitions requires extensive use of estimates and judgments to measure the fair value of the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because the excess of the purchase price over the fair value of net assets acquired can only be recognized as goodwill in a business combination.

On July 1, 2010, the Company completed a business combination agreement and effected a revised distribution agreement with its distributor in Turkey. The Company paid $33.0 million for the termination of the original distribution agreement and purchased the commercial assets related to the selling of the Company's products in Turkey for $6.1 million in cash and estimated contingent consideration of $36.7 million as of the acquisition date. On January 15, 2010, the Company acquired Serica Technologies, Inc. (Serica) for an aggregate purchase price of approximately $63.7 million, net of cash acquired. On July 7, 2009, the Company acquired a 50.001% stockholder interest in a joint venture, Samil Allergan Ophthalmic Joint Venture Company (Samil), for approximately $14.8 million, net of cash acquired. The Company accounted for these acquisitions as business combinations. The tangible and intangible assets acquired and liabilities assumed in connection with these acquisitions were recognized based on their estimated fair values at the acquisition dates. The determination of estimated fair values requires significant estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions.

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in equity other than those with stockholders and consists of net earnings (losses), foreign currency translation adjustments, certain pension and other postretirement benefit plan adjustments, unrealized gains or losses on marketable equity investments and unrealized and realized gains or losses on derivative instruments, if applicable. The Company does not recognize U.S. income taxes on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Recently Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires companies to perform a qualitative analysis to determine whether a variable interest in another entity represents a controlling financial interest in a variable interest entity. A controlling financial interest in a variable interest entity is characterized by having both the power to direct the most significant activities of the entity and the obligation to absorb losses or the right to receive benefits of the entity. This guidance also requires ongoing reassessments of variable interests based on changes in facts and circumstances. This guidance became effective for fiscal years beginning after November 15, 2009. The Company adopted the provisions of the guidance in the first quarter of 2010 and determined that as of December 31, 2010, the Company holds a variable interest in one variable interest entity (VIE) for which the Company is not the primary beneficiary.

New Accounting Standards Not Yet Adopted

In December 2010, the FASB issued an accounting standards update that provides guidance on the recognition and classification of the annual fee imposed by the Patient Act and Affordable Care Act as amended by the Health Care and Education Reconciliation Act on pharmaceutical companies that manufacture or import branded prescription drugs. Under this guidance, the annual fee should be estimated and recognized in full as a liability upon the first qualifying sale with a corresponding deferred cost that is amortized to operating expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year in which it is payable. The annual fee ranges from $2.5 billion to $4.1 billion for all affected entities in total, a portion of which will be allocated to the Company on the basis of the amount of its branded prescription drug sales for the preceding year as a percentage of the industry's branded prescription drug sales for the same period. The annual fee is not deductible for federal income tax purposes. This guidance will be effective for calendar years beginning after December 31, 2010, which will be the Company's fiscal year 2011. The Company currently estimates the annual fee for 2011 to be approximately $20.0 million.

In December 2010, the FASB issued an accounting standards update that requires an entity to perform Step 2 of the goodwill impairment test for its reporting units with a zero or a negative carrying amount if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. This guidance will be effective for fiscal years beginning after December 15, 2010, which will be the Company's fiscal year 2011, and applied as a change in accounting principle with any impairment recorded as a cumulative-effect adjustment to beginning retained earnings. The Company does not expect that the adoption of the guidance will have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued an accounting standards update that requires an entity to disclose pro forma revenue and earnings of the combined entity for both the year in which a business combination occurred and the prior year as if the business combination had occurred as of the beginning of prior year only. This guidance will be effective prospectively for business combinations occurring in fiscal years beginning after December 15, 2010, which will be the Company's fiscal year 2011. The Company does not expect that the adoption of the guidance will have a material impact on the Company's consolidated financial statements.

In April 2010, the FASB issued an accounting standards update that provides guidance on the milestone method of revenue recognition for research and development arrangements. This guidance allows an entity to make an accounting policy election to recognize revenue that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance will be effective for fiscal years beginning on or after June 15, 2010, which will be the Company's fiscal year 2011, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented, with earlier application permitted. The Company expects to make an accounting policy election to apply the guidance prospectively beginning in the first quarter of 2011 to recognize revenue in its entirety in the period in which a substantive milestone is achieved. The Company does not expect that the adoption of the guidance will have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued an accounting standards update that requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices, eliminates the use of the residual method of allocation, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue of an arrangement with multiple deliverables. This guidance will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which will be the Company's fiscal year 2011, with earlier application permitted. The Company does not expect that the adoption of the guidance will have a material impact on the Company's consolidated financial statements.

Note 2: Acquisitions and Collaborations

Purchase of Distributor's Business in Turkey

On July 1, 2010, the Company terminated its existing distributor agreement in Turkey and completed the purchase from its distributor of all licenses, registrations and other assets related to the selling of the Company's products in Turkey. Additionally, former employees of the distributor who were primarily engaged in the selling and marketing of the Company's products were transferred to the Company on that date. The termination of the existing distributor agreement and purchase of the commercial assets enabled the Company to initiate direct selling operations in Turkey.

In conjunction with the termination of the existing distributor agreement, the Company paid $33.0 million, including a termination fee and related taxes, which is included in selling, general and administrative (SG&A) expenses in the third quarter of 2010. The purchase of the commercial assets was accounted for as a business combination. In connection with the purchase of the assets, the Company paid $6.1 million and is required to pay additional contingent consideration based on specified percentages of revenue in Turkey over the next five years. The estimated fair value of the contingent consideration as of the acquisition date was $36.7 million. The Company recognized goodwill of $31.5 million and intangible assets of $11.3 million based on their estimated fair values at the purchase date. No liabilities were assumed in connection with the purchase. The Company believes that the fair values assigned to the assets acquired and the contingent consideration were based on reasonable assumptions. The useful life of the intangible assets was determined to be 10.0 years. The Company currently estimates that a substantial portion of the goodwill acquired will be deductible for income tax purposes. As of December 31, 2010, the total estimated fair value of the contingent consideration was $44.5 million, of which $3.2 million was included in "Accounts payable" and $41.3 million was included in "Other liabilities."

Serica Acquisition

On January 15, 2010, the Company completed the acquisition of Serica, a development stage medical device company based in the United States focused on developing biodegradable silk-based scaffolds for use in tissue regeneration for breast reconstruction, for an aggregate purchase price of approximately $63.7 million, net of cash acquired. In connection with the acquisition, the Company acquired assets with a fair value of $96.0 million and assumed liabilities of $32.3 million. The acquisition was funded from current cash and equivalents balances. The Serica acquisition provides the Company with an approved technology that has potential future application in breast augmentation, revision surgeries, as well as potential bariatric applications.

The Company recognized tangible and intangible assets acquired and liabilities assumed in connection with the Serica acquisition based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair value of net assets acquired was recognized as goodwill. The goodwill acquired in the Serica acquisition is not deductible for federal income tax purposes.

The Company believes the fair values assigned to the Serica assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

	(in millions)
Identifiable intangible assets	$ 71.4
Goodwill	13.2
Property, plant and equipment	0.7
Deferred tax assets — non-current	10.7
Accounts payable and accrued liabilities	(3.1)
Notes payable	(3.4)
Deferred tax liabilities — non-current	(25.8)
	$ 63.7

The acquired identifiable intangible assets consist of $67.1 million in developed technology related to a medical device approved in the United States that aids in the repair and reinforcement of human soft tissue and an in-process research and development asset of $4.3 million related to a dermal filler technology that has not yet achieved regulatory approval. The useful life of the developed technology was determined to be approximately 11.8 years. Future impairment evaluations for the developed technology will occur at a consolidated cash flow level within the Company's medical devices segment in the United States, the market used to originally value the intangible asset. The in-process research and development asset is classified as an indefinite-lived intangible asset until the successful completion and commercialization or abandonment of the associated research and development efforts.

Samil Acquisition

On July 7, 2009, the Company and Samil Pharmaceutical Co. Ltd. entered into a joint venture, Samil Allergan Ophthalmic Joint Venture Company (Samil), in Korea by integrating the Samil Eyecare division with the Company's Korean ophthalmology products. In addition, the Company paid approximately $16.3 million ($14.8 million, net of cash acquired) to Samil Pharmaceutical Co. Ltd. to acquire the Company's joint venture investment and received a 50.001% stockholder interest in the joint venture. The acquisition was funded from cash and equivalents balances. The Company accounted for the Samil acquisition as a business combination.

In connection with the Samil acquisition, the Company acquired assets with a fair value of $40.8 million, including goodwill of $24.7 million, intangible assets of $5.1 million, cash of $1.5 million and other assets of $9.5 million, and assumed liabilities of $8.1 million. The Company believes the fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. In the first quarter of 2010, the Company increased goodwill by $1.7 million due to a contractual purchase price adjustment.

Collaborations

In March 2010, the Company and Serenity Pharmaceuticals, LLC (Serenity) entered into an agreement for the license, development and commercialization of a Phase III investigational drug currently in clinical development for the treatment of nocturia, a common urological disorder in adults characterized by frequent urination at night time. Under the terms of the agreement, the Company receives exclusive worldwide rights to develop, manufacture and commercialize the investigational drug for all potential indications except Primary Nocturnal Enuresis (pediatric bedwetting). In conjunction with the agreement, the Company agreed to make an upfront payment to Serenity of $43.0 million, which was paid in the second quarter of 2010. The terms of the agreement also include potential future development and regulatory milestone payments to Serenity of up to $122.0 million, as well as potential future sales milestone and royalty payments. Because the technology has not yet achieved regulatory approval, the Company recorded the upfront payment of $43.0 million as research and development (R&D) expense in the first quarter of 2010.

In December 2010, the Company and Serenity executed a letter agreement which specified certain terms and conditions governing additional development activities for a new Phase III trial which were not set forth in the original agreement. Under the letter agreement, the Company has agreed to share 50% of the cost of additional development activities. The execution of the letter agreement was a reconsideration event for the Company's variable interest in the collaboration agreement with Serenity, and since the Company is providing a significant amount of the funding for the new Phase III trial, it determined that Serenity has become a VIE. However, the Company determined that it is not the primary beneficiary of the VIE because it does not possess the power to direct Serenity's research and development activities, which are the activities that most significantly impact Serenity's economic performance. The Company's maximum exposure to loss is the upfront payment of $43.0 million made to Serenity and any future shared costs of additional development activities.

In March 2010, the Company and Bristol-Myers Squibb Company (Bristol-Myers Squibb) entered into an agreement for the development and commercialization of an investigational drug for neuropathic pain. Under the terms of the agreement, the Company granted to Bristol-Myers Squibb exclusive worldwide rights to develop, manufacture, and commercialize the investigational drug for neuropathic pain and backup compounds. In conjunction with the agreement, the Company agreed to receive a net upfront payment of $36.0 million, which was collected in the second quarter of 2010. The terms of the agreement also include potential future development and regulatory milestone payments to the Company of up to $373.0 million, as well as potential future royalty payments. The Company recorded the net upfront receipt of $36.0 million as other revenue in the first quarter of 2010.

In March 2010, the Company amended its existing license agreements with GlaxoSmithKline (GSK) to reacquire the distribution rights to *Botox*® for all current and future cosmetic indications in Japan and China for $18.5 million, which was paid in the third quarter of 2010. The Company capitalized the value of these reacquired rights as an intangible asset in the first quarter of 2010.

In September 2010, the Company acquired from Vistakon Pharmaceuticals, LLC, Janssen Pharmaceutica N.V., Beerse and Johnson & Johnson Vision Care Inc. the global license to manufacture and commercialize alcaftadine 0.25%, a topical allergy medication for the prevention and treatment of itching associated with allergic conjunctivitis. In conjunction with the license agreement for this product that was approved in July 2010 for marketing in the United States under the brand name *Lastacaft*™ (alcaftadine ophthalmic solution), the Company agreed to make an upfront payment of $23.0 million, which was paid in the fourth quarter of 2010. The terms of the agreement also require the Company to make potential future regulatory milestone payments of up to $12.0 million, as well as future royalty payments. The Company capitalized $22.4 million of the upfront licensing payment as an intangible asset in the third quarter of 2010.

Note 3: Restructuring Charges and Integration Costs

2009 Restructuring Plan

On February 4, 2009, the Company announced a restructuring plan that involved a workforce reduction of approximately 460 employees, primarily in the United States and Europe. The majority of the employees affected by the restructuring plan were U.S. urology sales and marketing personnel as a result of the Company's decision to focus on the urology specialty and to seek a partner to promote *Sanctura XR*® to general practitioners, and furthermore marketing personnel in the United States and Europe as the Company adjusted its back-office structures to a reduced short-term sales outlook for some businesses. The restructuring plan also included modest workforce reductions in other functions as the Company re-engineered its processes to increase efficiency and productivity.

As part of the restructuring plan, the Company modified the outstanding stock options issued in its February 2008 full-round employee stock option grant. The stock options were originally granted with an exercise price of $64.47 with a standard four year graded vesting term, a ten year contractual term, and standard 90 day expiration upon termination of employment provisions. These options were modified to be immediately vested in full and to remove the 90 day expiration upon termination of employment provision. Because the modified awards became fully vested and there was no future derived service period, all unamortized compensation expense related to the original grant and the additional compensation expense attributable to the modification of the awards was recognized in full on the modification date.

In addition, the contractual provisions of outstanding stock options, other than the February 2008 full-round employee stock option grant, held by employees impacted by the workforce reduction were modified to extend the stock option expiration dates. Under the original contractual provisions, outstanding stock options held by employees involved in a workforce reduction automatically become fully vested upon termination of employment and the stock options expire after the earlier of 90 days from termination of employment or the remaining stock option contractual term. Under the modified terms, stock options for the impacted employees will expire after the earlier of three years from termination of employment or the remaining contractual term. All unamortized compensation expense related to the original stock option awards plus the incremental compensation expense associated with the modifications was recognized ratably from the modification date to the employees' expected termination date. The fair value of the modifications to all share-based awards was generally estimated using a lattice model. The total incremental pre-tax compensation expense associated with the modifications attributable to the 2009 restructuring plan was $11.0 million.

The Company began to record costs associated with the 2009 restructuring plan in the first quarter of 2009 and substantially completed all activities related to the restructuring plan in the second quarter of 2009. The restructuring charges primarily consist of employee severance and other one-time termination benefits. During 2009, the Company recorded pre-tax restructuring charges of $42.2 million and recognized a total of $78.6 million related to employee stock option modifications, consisting of $5.0 million of cost of sales, $52.6 million in SG&A expenses and $21.0 million in R&D expenses, and recognized $2.3 million of asset write-offs and accelerated depreciation costs in SG&A expenses.

Restructuring and Phased Closure of Arklow Facility

On January 30, 2008, the Company announced the phased closure of its breast implant manufacturing facility at Arklow, Ireland and the transfer of production to the Company's manufacturing plant in Costa Rica. The Arklow facility was acquired by the Company in connection with its 2006 acquisition of Inamed Corporation (Inamed) and employed approximately 360 people. As of March 31, 2009, all production activities at the Arklow facility had ceased. Certain employee retention termination benefits and accelerated depreciation costs related to inventory production in Arklow were capitalized to inventory as incurred and recognized as cost of sales in the periods the related products were sold.

The Company began to record costs associated with the closure of the Arklow manufacturing facility in the first quarter of 2008 and substantially completed all activities related to the restructuring and phased closure of the Arklow facility in the third quarter of 2009. As of December 31, 2009, the Company had recorded cumulative pre-tax restructuring charges of $35.6 million, cumulative costs for the rollout of capitalized employee termination benefits and accelerated depreciation costs related to inventory production of $23.2 million and cumulative costs related to one-time termination benefits and asset impairments of $1.3 million. The restructuring charges primarily consist of employee severance, one-time termination benefits, contract termination costs and other costs related to the closure of the Arklow manufacturing facility. During 2010, the Company recorded a $0.3 million restructuring charge reversal. During 2009 and 2008, the Company recorded $8.4 million and $27.2 million of pre-tax restructuring charges, respectively. The Company did not incur any costs for the rollout of capitalized employee termination benefits and accelerated depreciation costs related to inventory production during 2010. During 2009, the Company recognized $14.4 million of cost of sales for the rollout of capitalized employee retention termination benefits and accelerated depreciation costs related to inventory production and $0.1 million of R&D expenses related to one-time termination benefits. During 2008, the Company recognized $8.8 million of cost of sales for the rollout of capitalized employee retention termination benefits and accelerated depreciation costs related to inventory production, $0.9 million of SG&A expenses and $0.3 million of R&D expenses related to one-time termination benefits and asset impairments.

Other Restructuring Activities and Integration Costs

Included in 2010 are $0.8 million of restructuring charges primarily for employee severance related to the Serica acquisition and a $0.2 million restructuring charge reversal for an abandoned leased facility related to the Company's fiscal year 2005 restructuring and streamlining of its European operations.

Included in 2009 are a $0.3 million restructuring charge reversal related to the Company's closure of its collagen manufacturing facility in Fremont, California, which was substantially completed in the fourth quarter of 2008, and $0.6 million of restructuring charges for an abandoned leased facility related to the Company's fiscal year 2005 restructuring and streamlining of its European operations.

Included in 2008 are $3.4 million of restructuring charges related to the Company's closure of its collagen manufacturing facility in Fremont, California, $4.0 million of restructuring charges for an abandoned leased facility related to the Company's fiscal year 2005 restructuring and streamlining of its European operations, $6.6 million of restructuring charges related to the Company's 2007 acquisition of Groupe Cornéal Laboratoires (Cornéal) and $0.1 million of restructuring charges related to the Company's 2007 acquisition of EndoArt SA (EndoArt).

Included in 2010 are $1.1 million of SG&A expenses related to integration and transaction costs associated with the purchase of the Company's distributor's business related to the Company's products in Turkey, $0.4 million of SG&A expenses related to transaction costs associated with the license, development and commercialization agreement with Serenity and $0.5 million of SG&A expenses related to integration and transaction costs associated with the Serica acquisition. Included in 2009 are $0.4 million of SG&A expenses related to transaction costs associated with the Samil acquisition and $0.4 million of SG&A expenses related to integration costs associated with the Company's 2007 acquisition of Cornéal. Included in 2008 are $0.1 million of cost of sales and $2.1 million of SG&A expenses related to integration costs associated with the Company's 2007 acquisitions of Esprit Pharma Holding Company, Inc. (Esprit) and Cornéal.

Note 4: Composition of Certain Financial Statement Captions

	December 31,	
	2010	2009
	(in millions)	
Trade receivables, net		
Trade receivables	$699.4	$627.6
Less allowance for sales returns — medical device products	23.1	20.7
Less allowance for doubtful accounts	29.0	30.3
	$647.3	$576.6
Inventories		
Finished products	$148.2	$137.9
Work in process	41.1	34.9
Raw materials	40.1	41.1
	$229.4	$213.9
Other current assets		
Prepaid expenses	$ 64.7	$ 71.2
Deferred taxes	277.7	252.9
Other	34.3	44.6
	$376.7	$368.7
Investments and other assets		
Deferred executive compensation investments	$ 64.9	$ 56.2
Capitalized software	75.3	87.3
Prepaid pensions	7.5	24.6
Prepaid royalties	8.5	10.0
Interest rate swap fair value	42.3	30.4
Debt issuance costs	10.0	7.5
Non-marketable equity investments	7.7	5.1
Other	45.2	45.6
	$261.4	$266.7

	December 31, 2010	December 31, 2009
	(in millions)	
Property, plant and equipment, net		
Land	$ 58.9	$ 58.2
Buildings	773.6	737.8
Machinery and equipment	614.8	571.3
	1,447.3	1,367.3
Less accumulated depreciation	646.7	559.2
	$ 800.6	$ 808.1
Other accrued expenses		
Sales rebates and other incentive programs	$ 186.5	$ 158.6
Restructuring charges	0.8	12.6
Royalties	34.6	33.8
Accrued interest	17.3	10.8
Sales returns — specialty pharmaceutical products	29.2	20.8
Accrued legal settlement expenses	15.2	—
Product warranties — breast implant products	6.7	6.7
Other	146.5	139.4
	$ 436.8	$ 382.7
Other liabilities		
Postretirement benefit plan	$ 56.5	$ 41.0
Qualified and non-qualified pension plans	152.1	117.7
Deferred executive compensation	68.9	59.8
Deferred income	87.8	95.0
Contingent consideration	41.3	—
Product warranties — breast implant products	23.4	22.7
Unrecognized tax benefit liabilities	15.9	23.2
Other	18.5	29.0
	$ 464.4	$ 388.4
Accumulated other comprehensive loss		
Foreign currency translation adjustments	$ 17.3	$ 21.3
Deferred holding gains on derivative instruments, net of taxes of $2.8 million and $3.3 million for 2010 and 2009, respectively	4.1	4.9
Actuarial losses not yet recognized as a component of pension and postretirement benefit plan costs, net of taxes of $93.9 million and $76.9 million for 2010 and 2009, respectively	(174.3)	(129.0)
	$ (152.9)	$ (102.8)

At December 31, 2010 and 2009, approximately $6.4 million and $5.6 million, respectively, of the Company's finished goods inventories, primarily breast implants, were held on consignment at a large number of doctors' offices, clinics and hospitals worldwide. The value and quantity at any one location are not significant. At December 31, 2010 and 2009, approximately $11.7 million and $7.0 million, respectively, of specific reserves for sales returns related to certain eye care pharmaceutical products genericized during 2010 and 2009 are included in accrued sales returns – specialty pharmaceutical products.

Note 5: Intangibles and Goodwill

Intangibles

At December 31, 2010 and 2009, the components of intangibles and certain other related information were as follows:

	December 31, 2010			December 31, 2009		
	Gross Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Weighted Average Amortization Period
	(in millions)		(in years)	(in millions)		(in years)
Amortizable Intangible Assets:						
Developed technology	$1,129.6	$(353.2)	13.4	$1,396.4	$(317.2)	14.3
Customer relationships	42.3	(42.3)	3.1	42.3	(42.0)	3.1
Licensing	185.6	(116.7)	9.3	224.7	(102.3)	10.0
Trademarks	27.4	(24.2)	6.3	27.5	(19.6)	6.3
Core technology	189.6	(61.5)	15.2	191.7	(49.5)	15.2
Other	17.0	(1.9)	9.1	5.6	(0.4)	7.1
	1,591.5	(599.8)	12.7	1,888.2	(531.0)	13.5
Unamortizable Intangible Assets:						
In-process research and development	4.3	—		—	—	
	$1,595.8	$(599.8)		$1,888.2	$(531.0)	

Developed technology consists primarily of current product offerings, primarily breast aesthetics products, obesity intervention products, dermal fillers, skin care products and eye care products acquired in connection with business combinations, asset acquisitions and initial licensing transactions for products previously approved for marketing. Customer relationship assets consist of the estimated value of relationships with customers acquired in connection with the Company's 2006 Inamed acquisition, primarily in the breast implant market in the United States. Licensing assets consist primarily of capitalized payments to third party licensors related to the achievement of regulatory approvals to commercialize products in specified markets and up-front payments associated with royalty obligations for products that have achieved regulatory approval for marketing. Core technology consists of proprietary technology associated with silicone gel breast implants, gastric bands and intragastric balloon systems acquired in connection with the Inamed acquisition, dermal filler technology acquired in connection with the Company's 2007 acquisition of Cornéal, gastric band technology acquired in connection with the Company's 2007 acquisition of EndoArt, and a drug delivery technology acquired in connection with the Company's 2003 acquisition of Oculex Pharmaceuticals, Inc. Other intangible assets consist primarily of acquired product registration rights, distributor relationships, government permits and non-compete agreements. The in-process research and development asset consists of a dermal filler technology that has not yet achieved regulatory approval acquired in connection with the Company's 2010 acquisition of Serica.

In the third quarter of 2010, the Company concluded that the intangible assets and a related prepaid royalty asset associated with the *Sanctura*® franchise (the *Sanctura*® Assets), which the Company acquired in connection with its 2007 acquisition of Esprit and certain subsequent licensing and commercialization transactions, had become impaired. The Company determined that an impairment charge was required with respect to the *Sanctura*® Assets because the estimated undiscounted future cash flows over their remaining useful life were not sufficient to recover the current carrying amount of the *Sanctura*® Assets and the carrying amount exceeded the estimated fair value of those assets due to a reduction in expected future financial performance for the *Sanctura®* franchise resulting from lower than anticipated acceptance by patients, physicians and payors. As a result, in the third quarter of 2010, the Company recorded an aggregate charge of $369.1 million ($228.6 million after-tax) related to the impairment of the *Sanctura®* Assets and related costs, which includes a pre-tax charge of $343.2 million for the impairment of the *Sanctura®* intangible assets.

The decrease in developed technology at December 31, 2010 compared to December 31, 2009 is primarily due to the impairment of the *Sanctura®* intangible assets, partially offset by developed technology acquired in connection with the Serica acquisition and an upfront licensing payment for an eye care product previously approved for marketing. The decrease in licensing assets at December 31, 2010 compared to December 31, 2009 is primarily due to the impairment of the *Sanctura®* intangible assets, partially offset by a licensing payment for the reacquisition of *Botox®* Cosmetic distribution rights in Japan and China. The increase in other intangible assets at December 31, 2010 compared to December 31, 2009 is primarily due to the purchase of the Company's distributor's business related to the Company's products in Turkey.

The following table provides amortization expense by major categories of acquired amortizable intangible assets for the years ended December 31, 2010, 2009 and 2008, respectively:

	2010	2009	2008
		(in millions)	
Developed technology	$ 97.4	$101.4	$ 98.7
Customer relationships	0.3	4.2	13.6
Licensing	22.1	23.2	20.9
Trademarks	4.4	4.4	4.8
Core technology	12.4	12.7	12.9
Other	1.4	0.4	—
	$138.0	$146.3	$150.9

Amortization expense related to acquired intangible assets generally benefits multiple business functions within the Company, such as the Company's ability to sell, manufacture, research, market and distribute products, compounds and intellectual property. The amount of amortization expense excluded from cost of sales consists primarily of amounts amortized with respect to developed technology and licensing intangible assets.

Estimated amortization expense is $126.7 million for 2011, $121.6 million for 2012, $107.4 million for 2013, $102.4 million for 2014 and $97.3 million for 2015.

Goodwill

Changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2010 and 2009 were as follows:

	Specialty Pharmaceuticals	Medical Devices	Total
		(in millions)	
Balance at December 31, 2008	$ 49.2	$1,932.6	$1,981.8
Samil acquisition	23.0	—	23.0
Esprit acquisition contractual purchase price adjustment	(2.3)	—	(2.3)
Cornéal acquisition contractual purchase price adjustment	—	(9.2)	(9.2)
Foreign exchange translation effects and other	3.3	1.7	5.0
Balance at December 31, 2009	73.2	1,925.1	1,998.3
Purchase of distributor's business in Turkey	31.5	—	31.5
Serica acquisition	—	13.2	13.2
Samil acquisition contractual purchase price adjustment	1.7	—	1.7
Foreign exchange translation effects and other	—	(6.1)	(6.1)
Balance at December 31, 2010	$106.4	$1,932.2	$2,038.6

Note 6: Notes Payable and Long-Term Debt

	2010 Average Effective Interest Rate	December 31, 2010	2009 Average Effective Interest Rate	December 31, 2009
		(in millions)		(in millions)
Bank loans	6.80%	$ 28.1	2.59%	$ 18.1
Medium term notes; maturing 2012	7.47%	25.0	7.47%	25.0
Real estate mortgage; maturing 2017	5.65%	20.0	5.65%	20.0
Senior notes due 2016	5.79%	798.8	5.79%	798.6
Senior notes due 2020	3.41%	648.1	—	—
Interest rate swap fair value adjustment		42.3		30.4
		1,562.3		892.1
Less current maturities		28.1		18.1
Total long-term debt		$1,534.2		$874.0

At December 31, 2010, the Company had a committed long-term credit facility, a commercial paper program, a medium-term note program, a shelf registration statement that allows the Company to issue additional securities, including debt securities, in one or more offerings from time to time, a real estate mortgage and various foreign bank facilities. The committed long-term credit facility expires in May 2012. The termination date can be further extended from time to time upon the Company's request and acceptance by the issuer of the facility for a period of one year from the last scheduled termination date for each request accepted. The committed long-term credit facility allows for borrowings of up to $800.0 million. The commercial paper program also provides for up to $600.0 million in borrowings. Borrowings under the committed long-term credit facility and medium-term note program are subject to certain financial and operating covenants that include, among other provisions, maximum leverage ratios. Certain covenants also limit subsidiary debt. The Company was in compliance with these covenants at December 31, 2010. As of December 31, 2010, the Company had no borrowings under its committed long-term credit facility, $25.0 million in borrowings outstanding under the medium-term note program, $20.0 million in borrowings outstanding under the real estate mortgage, $28.1 million in borrowings outstanding under various foreign bank facilities and no borrowings under the commercial paper program. Commercial paper, when outstanding, is issued at current short-term interest rates. Additionally, any future borrowings that are outstanding under the long-term credit facility will be subject to a floating interest rate. The Company may from time to time seek to retire or purchase its outstanding debt.

On September 14, 2010, the Company issued its 3.375% Senior Notes due 2020 (2020 Notes) in a registered offering for an aggregate principal amount of $650.0 million. The 2020 Notes, which were sold at 99.697% of par value with an effective interest rate of 3.41%, are unsecured and pay interest semi-annually on the principal amount of the notes at a rate of 3.375% per annum, and are redeemable at any time at the Company's option, subject to a make-whole provision based on the present value of remaining interest payments at the time of the redemption. The aggregate outstanding principal amount of the 2020 Notes will be due and payable on September 15, 2020, unless earlier redeemed by the Company. The original discount of approximately $2.0 million and the deferred debt issuance costs associated with the 2020 Notes are being amortized using the effective interest method over the stated term of 10 years.

On April 12, 2006, the Company completed concurrent private placements of $800.0 million in aggregate principal amount of 5.75% Senior Notes due 2016 (2016 Notes) and $750.0 million in aggregate principal amount of 1.50% Convertible Senior Notes due 2026 (2026 Convertible Notes). (See Note 7, "Convertible Notes," for a description of the 2026 Convertible Notes.)

The 2016 Notes, which were sold at 99.717% of par value with an effective interest rate of 5.79%, are unsecured and pay interest semi-annually on the principal amount of the notes at a rate of 5.75% per annum, and are redeemable at any time at the Company's option, subject to a make-whole provision based on the present value of remaining interest payments at the time of the redemption. The aggregate outstanding principal amount of the 2016 Notes will be due and payable on April 1, 2016, unless earlier redeemed by the Company. The original discount of approximately $2.3 million and the deferred debt issuance costs associated with the 2016 Notes are being amortized using the effective interest method over the stated term of 10 years.

On January 31, 2007, the Company entered into a nine-year, two-month interest rate swap with a $300.0 million notional amount with semi-annual settlements and quarterly interest rate reset dates. The swap receives interest at a fixed rate of 5.75% and pays interest at a variable interest rate equal to 3-month LIBOR plus 0.368%, and effectively converts $300.0 million of the 2016 Notes to a variable interest rate. Based on the structure of the hedging relationship, the hedge meets the criteria for using the short-cut method for a fair value hedge. The investment in the derivative and the related long-term debt are recorded at fair value. At December 31, 2010 and 2009, the Company recognized in its consolidated balance sheets an asset reported in "Investments and other assets" and a corresponding increase in "Long-term debt" associated with the fair value of the derivative of $42.3 million and $30.4 million, respectively. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the 2016 Notes. During 2010, 2009 and 2008, the Company recognized $15.1 million, $14.3 million and $7.9 million, respectively, as a reduction of interest expense due to the differential to be received.

In February 2006, the Company entered into interest rate swap contracts based on 3-month LIBOR with an aggregate notional amount of $800.0 million, a swap period of 10 years and a starting swap rate of 5.198%. The Company entered into these swap contracts as a cash flow hedge to effectively fix the future interest rate for the 2016 Notes. In April 2006, the Company terminated the interest rate swap contracts and received approximately $13.0 million. The total gain was recorded to accumulated other comprehensive loss and is being amortized as a reduction to interest expense over a 10 year period to match the term of the 2016 Notes. During 2010, 2009 and 2008, the Company recognized $1.3 million, respectively, as a reduction of interest expense due to the amortization of deferred holding gains on derivatives designated as cash flow hedges. These amounts were reclassified from accumulated other comprehensive loss. As of December 31, 2010, the remaining unrecognized gain of $6.9 million ($4.1 million, net of tax) is recorded as a component of accumulated other comprehensive loss. The Company expects to reclassify an estimated pre-tax amount of $1.3 million from accumulated other comprehensive loss as a reduction in interest expense during fiscal year 2011 due to the amortization of deferred holding gains on derivatives designated as cash flow hedges.

No portion of amounts recognized from contracts designated as cash flow hedges was considered to be ineffective during 2010, 2009 and 2008, respectively.

The aggregate maturities of total debt obligations, excluding the interest rate swap fair value adjustment of $42.3 million, for each of the next five years and thereafter are as follows: $670.6 million in 2011; $25.0 million in 2012, zero in 2013, 2014 and 2015 and $1,466.9 million thereafter. Interest incurred of $0.5 million in 2010, $1.0 million in 2009 and $1.4 million in 2008 has been capitalized and included in property, plant and equipment.

Note 7: Convertible Notes

In 2006, the Company issued the 2026 Convertible Notes for an aggregate principal amount of $750.0 million. The 2026 Convertible Notes are unsecured and pay interest semi-annually on the principal amount of the notes at a rate of 1.50% per annum. The 2026 Convertible Notes will be convertible into cash and, if applicable, shares of the Company's common stock based on an initial conversion rate of 15.7904 shares of the Company's common stock per $1,000 principal amount of the 2026 Convertible Notes if the Company's stock price reaches certain specified thresholds. As of December 31, 2010, the conversion criteria had not been met. Based on the Company's closing year-end stock price at December 31, 2010 of $68.67 per share, the conversion value of the 2026 Convertible Notes was $704.5 million. The Company is permitted to redeem the 2026 Convertible Notes from and after April 5, 2009 to April 4, 2011 if the closing price of its common stock reaches a specified threshold, and will be permitted to redeem the 2026 Convertible Notes at any time on or after April 5, 2011. Holders of the 2026 Convertible Notes will also be able to require the Company to redeem the 2026 Convertible Notes on April 1, 2011, April 1, 2016 and April 1, 2021 or upon a change in control of the Company. The 2026 Convertible Notes mature on April 1, 2026, unless previously redeemed by the Company or earlier converted by the note holders. At December 31, 2010, the Company reported the 2026 Convertible Notes as a current liability due to the note holders' ability to require the Company to redeem the 2026 Convertible Notes on April 1, 2011.

The Company separately measures and accounts for the liability and equity components of the 2026 Convertible Notes. As of December 31, 2010, the carrying value of the liability component is $642.5 million with an effective interest rate of 5.59%. The difference between the carrying value of the liability component and the principal amount of the 2026 Convertible Notes of $649.7 million is recorded as debt discount and is being amortized to interest expense through the first note holder put date in April 2011.

In the first quarter of 2009, the Company paid $98.3 million to repurchase $100.3 million principal amount of the 2026 Convertible Notes with a carrying value of $92.3 million and a calculated fair value of approximately $97.0 million. The Company recognized a $4.7 million loss on extinguishment of the convertible debt. In addition, the Company wrote off $0.6 million of related unamortized deferred debt issuance costs as loss on extinguishment of the convertible debt. The difference between the amount paid to repurchase the 2026 Convertible Notes and the calculated fair value of the liability component was recognized as a reduction to additional paid in capital, net of the effect of deferred taxes.

Note 8: Income Taxes

The components of earnings before income taxes were:

	Year Ended December 31,		
	2010	2009	2008
		(in millions)	
U.S.	$103.3	$394.3	$346.2
Non-U.S.	67.5	454.2	416.0
Total	$170.8	$848.5	$762.2

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2010	2009	2008
		(in millions)	
Current			
U.S. federal	$ 287.9	$ 234.7	$ 207.6
U.S. state	32.8	41.5	46.5
Non-U.S.	94.3	61.3	44.4
Total current	415.0	337.5	298.5
Deferred			
U.S. federal	(244.2)	(87.8)	(86.8)
U.S. state	13.9	(17.7)	(3.0)
Non-U.S.	(18.8)	(7.3)	(11.2)
Total deferred	(249.1)	(112.8)	(101.0)
Total	$ 165.9	$ 224.7	$ 197.5

The current provision for income taxes does not reflect the tax benefit of $27.1 million, $7.3 million and $11.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, related to excess tax benefits from share-based compensation recorded directly to "Additional paid-in capital" in the consolidated balance sheets.

The Company recorded total pre-tax charges of $609.2 million in 2010 related to the global settlement with the U.S. Department of Justice (DOJ). The charges were allocated between the United States and certain non-U.S. jurisdictions, in accordance with the Company's established transfer pricing policies. The Company recorded a tax benefit of $21.4 million in the fourth quarter of 2010 in connection with the total fiscal year 2010 pre-tax charges of $609.2 million. (See Note 13, "Legal Proceedings.")

The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

	2010	2009	2008
Statutory rate of tax expense	35.0%	35.0%	35.0%
State taxes, net of U.S. tax benefit	20.4	3.3	4.4
Tax differential on foreign earnings	28.4	(11.2)	(14.4)
Other credits (R&D)	(15.9)	(4.3)	(3.7)
Tax audit settlements/adjustments	6.0	1.3	2.1
Legal settlement	18.8	—	—
Other	4.4	2.4	2.5
Effective tax rate	97.1%	26.5%	25.9%

Withholding and U.S. taxes have not been provided on approximately $2,109.4 million of unremitted earnings of certain non-U.S. subsidiaries because the Company has currently reinvested these earnings indefinitely in such operations, or the U.S. taxes on such earnings will be offset by appropriate credits for foreign income taxes paid. Such earnings would become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. During the second quarter of 2010, the Company partially settled its federal income tax audit with the U.S. Internal Revenue Service (IRS) for tax years 2005 and 2006 which resulted in a total settlement amount of $33.5 million, all of which was paid in 2009 as an advanced payment. Additionally, the Company partially settled its federal income tax audit with the IRS for tax years 2003 to 2006 for the Company's acquired subsidiary, Inamed, which resulted in a total settlement amount of $1.2 million.

The Company has disagreed with certain positions taken by the IRS in the partially settled audit cycles noted above and has entered into Appeals proceedings and Competent Authority negotiations with respect to those positions in order to seek resolution. The Company believes that it has provided adequate accruals for any tax deficiencies or reductions in tax benefits that could result.

The Company and its consolidated subsidiaries are currently under examination by the IRS for tax years 2007 and 2008. The Company believes the additional tax liability, if any, for such years, will not have a material effect on the financial position of the Company. In May 2010, the Company executed an Advance Pricing Agreement with the IRS for certain transfer pricing issues covering tax years 2007 through 2025.

At December 31, 2010, the Company has net operating loss carryforwards in certain non-U.S. subsidiaries, with various expiration dates, of approximately $61.4 million. The Company has U.S. net operating loss carryforwards of approximately $120.6 million which are subject to limitation under section 382 of the Internal Revenue Code. If not utilized, the U.S. federal net operating loss carryforwards will begin to expire in 2027.

The Company has a subsidiary in Costa Rica under a tax incentive grant, which provides that the Company will be exempt from local income tax until the current tax incentive grant expires at the end of 2015.

Temporary differences and carryforwards/carrybacks which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2010 and 2009 are as follows:

	2010	2009
	(in millions)	
Deferred tax assets		
Net operating loss carryforwards/carrybacks	$ 40.3	$ 66.4
Accrued expenses	103.3	89.5
Capitalized expenses	104.4	58.4
Deferred compensation	30.2	29.1
Medicare, Medicaid and other accrued health care rebates	48.6	39.7
Postretirement medical benefits	20.6	16.0
Capitalized intangible assets	83.3	54.4
Deferred revenue	13.1	14.2
Inventory reserves and adjustments	75.8	72.2
Share-based compensation awards	88.0	89.2
Unbilled costs	23.6	21.3
Pension plans	52.6	40.8
All other	50.2	35.4
	734.0	626.6
Less: valuation allowance	(4.3)	(4.6)
Total deferred tax assets	729.7	622.0
Deferred tax liabilities		
Depreciation	15.0	13.1
Developed and core technology intangible assets	213.7	343.9
All other	5.5	13.5
Total deferred tax liabilities	234.2	370.5
Net deferred tax assets	$495.5	$251.5

The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 2010 were $277.7 million and $217.8 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax liabilities at December 31, 2009 were $252.9 million and $1.4 million, respectively. Net current deferred tax assets are included in "Other current assets" in the Company's consolidated balance sheets.

In February 2009, the California Legislature enacted 2009-2010 budget legislation containing various California tax law changes including an election to apply a single sales factor apportionment formula for taxable years beginning on or after January 1, 2011. The Company anticipates making the election and as a result, all state and federal deferred tax assets and deferred tax liabilities have been redetermined accordingly. The impact of the adjustment was an increase to the provision for income taxes of approximately $1.5 million in 2009 and $5.0 million in 2010.

Based on the Company's historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing total deferred tax assets at December 31, 2010. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

Disclosures for Uncertainty in Income Taxes

The Company classifies interest expense related to uncertainty in income taxes in the consolidated statements of earnings as interest expense. Income tax penalties are recorded in income tax expense, and are not material.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2010 and 2009 is as follows:

	2010	2009
	(in millions)	
Balance, beginning of year	$ 39.3	$ 47.5
Gross increase as a result of positions taken in a prior year	15.0	20.5
Gross decrease as a result of positions taken in a prior year	(13.4)	(21.0)
Gross increase as a result of positions taken in current year	10.5	0.1
Gross decrease as a result of positions taken in current year	(4.3)	—
Decreases related to settlements	(14.6)	(7.8)
Balance, end of year	$ 32.5	$ 39.3

The total amount of unrecognized tax benefits at December 31, 2010 and December 31, 2009 that, if recognized, would affect the effective tax rate is $27.5 million and $35.5 million, respectively.

The total amount of interest expense (income) related to uncertainty in income taxes recognized in the Company's consolidated statements of earnings is $(0.7) million and $5.5 million for the years ended December 31, 2010 and 2009, respectively. The total amount of accrued interest expense related to uncertainty in income taxes included in the Company's consolidated balance sheets is $8.1 million and $11.1 million at December 31, 2010 and 2009, respectively. The change to the accrued interest expense balance between December 31, 2010 and December 31, 2009 is primarily attributable to the partial settlement of income tax audits with the IRS and other changes to various unrecognized tax benefits.

The Company expects that during the next 12 months it is reasonably possible that unrecognized tax benefit liabilities related to various audit issues will decrease by approximately $8.0 million to $10.0 million primarily due to settlements of income tax audits, Appeals proceedings and Competent Authority negotiations.

The following tax years remain subject to examination:

Major Jurisdictions	Open Years
U.S. Federal	2005 - 2009
California	2003 - 2009
Brazil	2005 - 2009
Canada	2003 - 2009
France	2007 - 2009
Germany	2006 - 2009
Italy	2006 - 2009
Ireland	2004 - 2009
Spain	2006 - 2009
United Kingdom	2007 - 2009

Note 9: Employee Retirement and Other Benefit Plans

Pension and Postretirement Benefit Plans

The Company sponsors various qualified defined benefit pension plans covering a substantial portion of its employees. In addition, the Company sponsors two supplemental nonqualified plans covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Foreign pension benefits are based on various formulas that consider years of service, average or highest earnings during specified periods of employment and other criteria.

The Company also has one retiree health plan that covers U.S. retirees and dependents. Retiree contributions are required depending on the year of retirement and the number of years of service at the time of retirement. Disbursements exceed retiree contributions and the plan currently has no assets. The accounting for the retiree health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice and management's intent to manage plan costs. The Company's history of retiree medical plan modifications indicates a consistent approach to increasing the cost sharing provisions of the plan.

Accounting for Defined Benefit Pension and Other Postretirement Plans

The Company recognizes on its balance sheet an asset or liability equal to the over- or under-funded benefit obligation of each defined benefit pension and other postretirement plan. Actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost are recognized, net of tax, as a component of other comprehensive income.

Included in accumulated other comprehensive loss as of December 31, 2010 and 2009 are unrecognized actuarial losses of $254.6 million and $202.9 million, respectively, related to the Company's pension plans. Of the December 31, 2010 amount, the Company expects to recognize approximately $17.3 million in net periodic benefit cost during 2011. Also included in accumulated other comprehensive loss at December 31, 2010 and 2009 are unrecognized prior service credits of $1.4 million and $1.7 million, respectively, and unrecognized actuarial losses of $15.0 million and $4.7 million, respectively, related to the Company's retiree health plan. Of the December 31, 2010 amounts, the Company expects to recognize $0.3 million of the unrecognized prior service credits and $0.9 million of the unrecognized actuarial losses in net periodic benefit cost during 2011.

Components of net periodic benefit cost, change in projected benefit obligation, change in plan assets, funded status, funding policy, fair value of plan assets, assumptions used to determine net periodic benefit cost and estimated future benefit payments are summarized below for the Company's U.S. and major non-U.S. pension plans and retiree health plan.

Net Periodic Benefit Cost

Components of net periodic benefit cost for the years ended 2010, 2009 and 2008 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
	(in millions)					
Service cost	$ 20.2	$ 23.0	$ 24.8	$ 2.2	$ 1.6	$ 1.5
Interest cost	38.6	37.3	34.4	3.3	2.4	2.2
Expected return on plan assets	(46.0)	(42.9)	(41.9)	—	—	—
Amortization of prior service costs (credits)	0.1	0.1	—	(0.3)	(0.3)	(0.3)
Recognized net actuarial losses	10.2	12.6	6.5	1.1	0.1	0.1
Net periodic benefit cost	$ 23.1	$ 30.1	$ 23.8	$ 6.3	$ 3.8	$ 3.5

Benefit Obligation, Change in Plan Assets and Funded Status

The table below presents components of the change in projected benefit obligation, change in plan assets and funded status at December 31, 2010 and 2009.

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009
	(in millions)			
Change in Projected Benefit Obligation				
Projected benefit obligation, beginning of year	$ 655.2	$620.0	$ 42.1	$ 39.9
Service cost	20.2	23.0	2.2	1.6
Interest cost	38.6	37.3	3.3	2.4
Participant contributions	1.5	1.6	—	—
Actuarial losses (gains)	81.2	(20.5)	11.4	(0.3)
Benefits paid	(14.8)	(13.2)	(1.1)	(1.5)
Impact of foreign currency translation	(7.9)	7.0	—	—
Projected benefit obligation, end of year	774.0	655.2	57.9	42.1
Change in Plan Assets				
Fair value of plan assets, beginning of year	559.9	462.7	—	—
Actual return on plan assets	67.7	89.6	—	—
Company contributions	21.4	12.9	1.1	1.5
Participant contributions	1.5	1.6	—	—
Benefits paid	(14.8)	(13.2)	(1.1)	(1.5)
Impact of foreign currency translation	(8.5)	6.3	—	—
Fair value of plan assets, end of year	627.2	559.9	—	—
Funded status of plans	$(146.8)	$ (95.3)	$(57.9)	$(42.1)

Net accrued benefit costs for pension plans and other postretirement benefits are reported in the following components of the Company's consolidated balance sheet at December 31, 2010 and 2009:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009
	(in millions)			
Investments and other assets	$ 7.5	$ 24.6	$ —	$ —
Accrued compensation	(2.2)	(2.2)	(1.4)	(1.1)
Other liabilities	(152.1)	(117.7)	(56.5)	(41.0)
Net accrued benefit costs	$(146.8)	$ (95.3)	$(57.9)	$(42.1)

The accumulated benefit obligation for the Company's U.S. and major non-U.S. pension plans was $706.0 million and $590.2 million at December 31, 2010 and 2009, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets and pension plans with accumulated benefit obligations in excess of the fair value of plan assets at December 31, 2010 and 2009 were as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2010	2009	2010	2009
	(in millions)			
Projected benefit obligation	$ 658.6	$ 568.4	$ 658.6	$ 568.4
Accumulated benefit obligation	604.5	513.4	604.5	513.4
Fair value of plan assets	504.3	448.5	504.3	448.5

The Company's funding policy for its funded pension plans is based upon the greater of: (i) annual service cost, administrative expenses and a seven year amortization of any funded deficit or surplus relative to the projected pension benefit obligations or (ii) local statutory requirements. The Company's funding policy is subject to certain statutory regulations with respect to annual minimum and maximum company contributions. Plan benefits for the nonqualified plans are paid as they come due. In 2011, the Company expects to pay contributions of between $35.0 million and $45.0 million for its U.S. and non-U.S. pension plans and between $1.0 million and $2.0 million for its other postretirement plan (unaudited).

Fair Value of Plan Assets

The Company measures the fair value of plan assets based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy described in Note 12, "Fair Value Measurements."

The table below presents total plan assets by investment category as of December 31, 2010 and the classification of each investment category within the fair value hierarchy with respect to the inputs used to measure fair value:

	Total	Level 1	Level 2	Level 3
		(in millions)		
Cash and Equivalents	$ 5.3	$ 5.3	$ —	$ —
Equity Securities				
U.S. large-cap growth	44.8	44.8	—	—
U.S mid-cap growth	19.3	19.3	—	—
U.S. small-cap growth	20.2	20.2	—	—
U.S. large-cap index	34.1	34.1	—	—
U.S. large-cap value	40.1	40.1	—	—
International equities	170.5	170.5	—	—
Fixed Income Securities				
U.S. Treasury bonds	33.3	—	33.3	—
Global corporate bonds	176.4	—	176.4	—
International bond funds	58.1	58.1	—	—
Global corporate bond funds	7.4	7.4	—	—
International government bond funds	17.7	17.7	—	—
	$627.2	$417.5	$209.7	$ —

The Company's target asset allocation for both its U.S. and non-U.S. pension plans' assets is 50% equity securities and 50% fixed income securities. Risk tolerance on invested pension plan assets is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through annual liability measures, periodic asset/liability studies and quarterly investment portfolio reviews.

Assumptions

The weighted-average assumptions used to determine net periodic benefit cost and projected benefit obligation were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
For Determining Net Periodic Benefit Cost						
U.S. Plans:						
Discount rate	6.04%	6.19%	6.25%	6.09%	6.05%	6.25%
Expected return on plan assets	8.25%	8.25%	8.25%	—	—	—
Rate of compensation increase	4.25%	4.25%	4.25%	—	—	—
Non-U.S. Pension Plans:						
Discount rate	6.16%	5.71%	5.50%			
Expected return on plan assets	5.85%	6.03%	6.82%			
Rate of compensation increase	3.25%	4.01%	4.13%			
For Determining Projected Benefit Obligation						
U.S. Plans:						
Discount rate	5.51%	6.04%		5.56%	6.09%	
Rate of compensation increase	4.00%	4.25%		—	—	
Non-U.S. Pension Plans:						
Discount rate	5.57%	6.16%				
Rate of compensation increase	3.10%	3.25%				

Assumed health care cost trend rates have a significant effect on the amounts reported as other postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
Effect on total service and interest cost components	$ 1.1	$(0.8)
Effect on postretirement benefit obligation	10.9	(8.6)

The assumed annual health care cost trend rate for the retiree health plan is 7.5% for 2011, gradually decreasing to 5% in 2016 and remaining at that level thereafter.

For the U.S. qualified pension plan, the expected return on plan assets was determined using a building block approach that considers diversification and rebalancing for a long-term portfolio of invested assets. Historical market returns are studied and long-term historical relationships between equities and fixed income are preserved in a manner consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are also evaluated before long-term capital market assumptions are determined. The Company's U.S. pension plan assets are managed by outside investment managers using a total return investment approach whereby a mix of equities and debt securities investments are used to maximize the long-term rate of return on plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. The Company's overall expected long-term rate of return on assets for 2011 is 7.25% for its U.S. funded pension plan.

For non-U.S. funded pension plans, the expected rate of return was determined based on asset distribution and assumed long-term rates of returns on fixed income instruments and equities. The Company's non-U.S. pension plans' assets are also managed by outside investment managers using a total return investment approach using a mix of equities and debt securities investments to maximize the long-term rate of return on the plans' assets. The Company's overall expected long-term rate of return on assets for 2011 is 5.70% for its non-U.S. funded pension plans.

Estimated Future Benefit Payments

Estimated benefit payments over the next 10 years for the Company's U.S. and major non-U.S. pension plans and retiree health plan are as follows:

	Pension Benefits	Other Postretirement Benefits
	(in millions)	
2011	$ 19.6	$ 1.4
2012	21.4	1.6
2013	23.7	1.8
2014	26.0	2.0
2015	28.8	2.3
2016 – 2020	196.1	16.4
	$315.6	$25.5

Savings and Investment Plan

The Company has a Savings and Investment Plan, which allows all U.S. employees to become participants upon employment. In 2010, 2009 and 2008, participants' contributions, up to 4% of compensation, generally qualified for a 100% Company match. Effective February 13, 2009, the Company reduced the 100% Company match to up to 2% of compensation. Effective January 1, 2010, the Company increased the 100% Company match to up to 3% of compensation. Effective August 13, 2010, the Company increased the 100% Company match to up to 4% of compensation. Company contributions are used to purchase various investment funds at the participants' discretion. The Company's cost of the plan was $17.5 million, $8.1 million and $16.9 million in 2010, 2009 and 2008, respectively.

In addition, the Company has a Company sponsored retirement contribution program under the Savings and Investment Plan, which provides all U.S. employees hired after September 30, 2002 with at least six months of service and certain other employees who previously elected to participate in the Company sponsored retirement contribution program under the Savings and Investment Plan, a Company provided retirement contribution of 5% of annual pay if they are employed on the last day of each calendar year. Participating employees who receive the 5% Company retirement contribution do not accrue benefits under the Company's defined benefit pension plan. The Company's cost of the retirement contribution program under the Savings and Investment Plan was $18.9 million, $16.9 million and $17.7 million in 2010, 2009 and 2008, respectively.

Note 10: Employee Stock Plans

The Company has an incentive award plan that provides for the granting of non-qualified stock options, incentive stock options, stock appreciation rights, performance shares, restricted stock and restricted stock units to officers, key employees and non-employee directors.

Stock option grants to officers and key employees under the incentive award plan are generally granted at an exercise price equal to the fair market value at the date of grant, generally expire ten years after their original date of grant and generally become vested and exercisable at a rate of 25% per year beginning twelve months after the date of grant. Restricted share awards to officers and key employees generally become fully vested and free of restrictions four years from the date of grant, except for restricted stock grants pursuant to the Company's management bonus plan, which generally become fully vested and free of restrictions two years from the date of grant.

Non-qualified stock options to non-employee directors become fully vested and exercisable one year from the date of grant. Restricted share awards to non-employee directors generally vest and become free of restrictions at the rate of 33 1/3% per year beginning twelve months after the date of grant.

At December 31, 2010, the aggregate number of shares available for future grant under the incentive award plan for stock options and restricted share awards was approximately 9.1 million shares.

Share-Based Award Activity and Balances

The following table summarizes the Company's stock option activity:

	2010		2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(in thousands, except option exercise price and fair value data)					
Outstanding, beginning of year	24,897	$47.99	21,238	$48.96	18,695	$44.50
Options granted	5,084	59.54	5,790	40.73	4,643	63.33
Options exercised	(5,383)	43.12	(1,835)	35.68	(1,511)	34.35
Options cancelled	(742)	49.70	(296)	52.01	(589)	57.41
Outstanding, end of year	23,856	51.50	24,897	47.99	21,238	48.96
Exercisable, end of year	14,485	51.30	16,628	48.98	11,481	40.90
Weighted average per share fair value of options granted during the year	$18.86		$15.44		$19.82	

The aggregate intrinsic value of stock options exercised in 2010, 2009 and 2008 was $135.0 million, $35.9 million and $39.2 million, respectively.

As of December 31, 2010, the weighted average remaining contractual life of options outstanding and options exercisable are 6.6 years and 5.4 years, respectively, and based on the Company's closing year-end stock price of $68.67 at December 31, 2010, the aggregate intrinsic value of options outstanding and options exercisable are $409.7 million and $251.6 million, respectively. Upon exercise of stock options, the Company generally issues shares from treasury.

The following table summarizes the Company's restricted share activity:

	2010		2009		2008	
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
	(in thousands, except fair value data)					
Restricted share awards, beginning of year	814	$ 48.99	678	$ 52.12	559	$ 49.56
Shares granted	352	60.53	455	42.95	362	57.38
Shares vested	(212)	58.97	(304)	46.49	(210)	53.71
Shares cancelled	(68)	48.70	(15)	58.96	(33)	56.34
Restricted share awards, end of year	886	51.20	814	48.99	678	52.12

The total fair value of restricted shares that vested was $12.8 million in 2010, and $12.7 million in 2009 and 2008, respectively.

Valuation and Expense Recognition of Share-Based Awards

The Company accounts for the measurement and recognition of compensation expense for all share-based awards made to the Company's employees and directors based on the estimated fair value of the awards.

The following table summarizes share-based compensation expense by award type for the years ended December 31, 2010, 2009 and 2008, respectively:

	2010	2009	2008
		(in millions)	
Employee and director stock options	$ 56.9	$131.2	$ 62.2
Employee and director restricted share awards	12.5	12.1	11.0
Stock contributed to employee benefit plans	4.5	8.6	19.9
Pre-tax share-based compensation expense	73.9	151.9	93.1
Income tax benefit	(23.2)	(50.9)	(31.8)
Net share-based compensation expense	$ 50.7	$101.0	$ 61.3

The following table summarizes pre-tax share-based compensation expense by expense category for the years ended December 31, 2010, 2009 and 2008, respectively:

	2010	2009	2008
		(in millions)	
Cost of sales	$ 7.6	$ 12.1	$ 8.9
Selling, general and administrative	49.7	101.6	61.4
Research and development	16.6	38.2	22.8
Pre-tax share-based compensation expense	$73.9	$151.9	$93.1

Share-based compensation expense for 2009 includes $78.6 million of pre-tax compensation expense from stock option modifications related to the 2009 restructuring plan, including incremental pre-tax compensation expense of $11.0 million due to the change in fair value from the modifications, consisting of $5.0 million of cost of sales, $52.6 million in SG&A expenses and $21.0 million in R&D expenses.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of share-based awards on the original grant date. The determination of fair value using the Black-Scholes option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. Stock options granted during 2010, 2009 and 2008 were valued using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2010	2009	2008
Expected volatility	29.10%	39.82%	26.89%
Risk-free interest rate	2.73%	1.64%	3.49%
Expected dividend yield	0.37%	0.40%	0.40%
Expected option life (in years)	5.79	5.71	5.71

The Company estimates its stock price volatility based on an equal weighting of the Company's historical stock price volatility and the average implied volatility of at-the-money options traded in the open market. The risk-free interest rate assumption is based on observed interest rates for the appropriate term of the Company's stock options. The Company does not target a specific dividend yield for its dividend payments but is required to assume a dividend yield as an input to the Black-Scholes option-pricing model. The dividend yield assumption is based on the Company's history and an expectation of future dividend amounts. The expected option life assumption is estimated based on actual historical exercise activity and assumptions regarding future exercise activity of unexercised, outstanding options.

The Company recognizes shared-based compensation cost over the vesting period using the straight-line single option method. Share-based compensation expense is recognized only for those awards that are ultimately expected to vest. An estimated forfeiture rate has been applied to unvested awards for the purpose of calculating compensation cost. Forfeitures were estimated based on historical experience. These estimates are revised, if necessary, in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

As of December 31, 2010, total compensation cost related to non-vested stock options and restricted stock not yet recognized was approximately $135.5 million, which is expected to be recognized over the next 48 months (32 months on a weighted-average basis). The Company has not capitalized as part of inventory any share-based compensation costs because such costs were negligible as of December 31, 2010, 2009 and 2008.

Note 11: Financial Instruments

In the normal course of business, operations of the Company are exposed to risks associated with fluctuations in interest rates and foreign currency exchange rates. The Company addresses these risks through controlled risk management that includes the use of derivative financial instruments to economically hedge or reduce these exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company has not experienced any losses to date on its derivative financial instruments due to counterparty credit risk.

To ensure the adequacy and effectiveness of its interest rate and foreign exchange hedge positions, the Company continually monitors its interest rate swap positions and foreign exchange forward and option positions both on a stand-alone basis and in conjunction with its underlying interest rate and foreign currency exposures, from an accounting and economic perspective.

However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, the Company cannot assure that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect the Company's consolidated operating results and financial position.

Interest Rate Risk Management

The Company's interest income and expense is more sensitive to fluctuations in the general level of U.S. interest rates than to changes in rates in other markets. Changes in U.S. interest rates affect the interest earned on cash and equivalents and short-term investments and interest expense on debt, as well as costs associated with foreign currency contracts. For a discussion of the Company's interest rate swap activities, see Note 6, "Notes Payable and Long-Term Debt."

Foreign Exchange Risk Management

Overall, the Company is a net recipient of currencies other than the U.S. dollar and, as such, benefits from a weaker dollar and is adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may negatively affect the Company's consolidated revenues or operating costs and expenses as expressed in U.S. dollars.

From time to time, the Company enters into foreign currency option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues. Accordingly, the Company enters into various contracts which change in value as foreign exchange rates change to economically offset the effect of changes in the value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. The Company enters into foreign currency option and forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed 18 months. The Company does not designate these derivative instruments as accounting hedges.

The Company uses foreign currency option contracts, which provide for the sale or purchase of foreign currencies to offset foreign currency exposures expected to arise in the normal course of the Company's business. While these instruments are subject to fluctuations in value, such fluctuations are anticipated to offset changes in the value of the underlying exposures.

Probable but not firmly committed transactions are comprised of sales of products and purchases of raw material in currencies other than the U.S. dollar. A majority of these sales are made through the Company's subsidiaries in Europe, Asia Pacific, Canada and Brazil. The Company purchases foreign exchange option contracts to economically hedge the currency exchange risks associated with these probable but not firmly committed transactions. The duration of foreign exchange hedging instruments, whether for firmly committed transactions or for probable but not firmly committed transactions, generally does not exceed 18 months.

All of the Company's outstanding foreign currency option contracts are entered into to reduce the volatility of earnings generated in currencies other than the U.S. dollar, primarily earnings denominated in the Canadian dollar, Mexican peso, Australian dollar, Brazilian real, euro, Korean won and Turkish lira. Current changes in the fair value of open foreign currency option contracts and any realized gains (losses) on settled contracts are recorded through earnings as "Other, net" in the accompanying consolidated statements of earnings. During 2010, 2009 and 2008, the Company recognized realized gains on settled foreign currency option contracts of $15.1 million, $10.6 million and $10.6 million, respectively, and net unrealized (losses) gains on open foreign currency option contracts of $(7.6) million, $(13.6) million and $14.8 million, respectively. The premium costs of purchased foreign exchange option contracts are recorded in "Other current assets" and amortized to "Other, net" over the life of the options.

All of the Company's outstanding foreign exchange forward contracts are entered into to offset the change in value of certain intercompany receivables or payables that are subject to fluctuations in foreign currency exchange rates. The realized and unrealized gains and losses from foreign currency forward contracts and the revaluation of the foreign denominated intercompany receivables or payables are recorded through "Other, net" in the accompanying consolidated statements of earnings. During 2010, 2009 and 2008, the Company recognized total realized and unrealized gains (losses) from foreign exchange forward contracts of $1.1 million, $(11.0) million and $19.1 million, respectively.

The fair value of outstanding foreign exchange option and forward contracts, collectively referred to as foreign currency derivative financial instruments, are recorded in "Other current assets" and "Accounts payable." At December 31, 2010 and 2009, foreign currency derivative assets associated with the foreign exchange option contracts of $10.4 million and $14.0 million, respectively, were included in "Other current assets." At December 31, 2010, net foreign currency derivative liabilities associated with the foreign exchange forward contracts of $0.7 million were included in "Accounts payable." At December 31, 2009, net foreign currency derivative assets associated with the foreign exchange forward contracts of $1.0 million were included in "Other current assets."

At December 31, 2010 and 2009, the notional principal and fair value of the Company's outstanding foreign currency derivative financial instruments were as follows:

	2010		2009	
	Notional Principal	Fair Value	Notional Principal	Fair Value
	(in millions)			
Foreign currency forward exchange contracts (Receive U.S. dollar/pay foreign currency)	$ 25.6	$ (0.9)	$ 86.7	$ 0.8
Foreign currency forward exchange contracts (Pay U.S. dollar/receive foreign currency)	39.9	0.2	47.9	0.2
Foreign currency sold — put options	346.4	10.4	296.2	14.0

The notional principal amounts provide one measure of the transaction volume outstanding as of December 31, 2010 and 2009, and do not represent the amount of the Company's exposure to market loss. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of December 31, 2010 and 2009. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

Other Financial Instruments

At December 31, 2010 and 2009, the Company's other financial instruments included cash and equivalents, short-term investments, trade receivables, equity investments, accounts payable and borrowings. The carrying amount of cash and equivalents, short-term investments, trade receivables and accounts payable approximates fair value due to the short-term maturities of these instruments. The fair value of non-marketable equity investments which represent investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value and other information provided by these ventures. The fair value of notes payable, convertible notes and long-term debt are estimated based on quoted market prices and interest rates.

The carrying amount and estimated fair value of the Company's other financial instruments at December 31, 2010 and 2009 were as follows:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)			
Cash and equivalents	$1,991.2	$1,991.2	$1,947.1	$1,947.1
Short-term investments	749.1	749.1	—	—
Non-current non-marketable equity investments	7.7	7.7	5.1	5.1
Notes payable	28.1	28.1	18.1	18.1
Convertible notes	642.5	651.1	617.3	651.4
Long-term debt	1,534.2	1,612.3	874.0	926.3

In July 2009, the Company sold a non-marketable equity investment in connection with a third-party tender offer for the business underlying the equity investment and recognized a $25.3 million pre-tax gain. During 2009 and 2008, the Company recognized unrealized pre-tax holding gains (losses) related to changes in the fair value of marketable equity investments of $2.9 million and $(5.8) million, respectively, as a component of "Other comprehensive income (loss)." The Company sold all of its marketable equity investments in the third quarter of 2009 and recognized a pre-tax loss of $0.7 million.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk principally consist of trade receivables. Wholesale distributors, major retail chains and managed care organizations account for a substantial portion of trade receivables. This risk is limited due to the number of customers comprising the Company's customer base, and their geographic dispersion. At December 31, 2010, no single customer represented more than 10% of trade receivables, net. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The Company has purchased an insurance policy intended to reduce the Company's exposure to potential credit risks associated with certain U.S. customers. To date, no claims have been made against the insurance policy. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates.

Note 12: Fair Value Measurements

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2010, the Company has certain assets and liabilities that are required to be measured at fair value on a recurring basis. These include cash equivalents, short-term investments, foreign exchange derivatives, the $300.0 million notional amount interest rate swap and contingent consideration. These assets and liabilities are classified in the table below in one of the three categories of the fair value hierarchy described above.

	Total	Level 1	Level 2	Level 3
		(in millions)		
Assets				
Commercial paper	$1,716.0	$ —	$1,716.0	$ —
Foreign time deposits	209.6	—	209.6	—
Other cash equivalents	707.0	—	707.0	—
Foreign exchange derivative assets	10.4	—	10.4	—
Interest rate swap derivative asset	42.3	—	42.3	—
	$2,685.3	$ —	$2,685.3	$ —
Liabilities				
Foreign exchange derivative liabilities	$ 0.7	$ —	$ 0.7	$ —
Interest rate swap derivative liability	42.3	—	42.3	—
Contingent consideration liability	44.5	—	—	44.5
	$ 87.5	$ —	$ 43.0	$44.5

Cash equivalents consist of commercial paper, foreign time deposits and other cash equivalents. Short-term investments consist of commercial paper. Cash equivalents and short-term investments are valued at cost, which approximates fair value due to the short-term maturities of these instruments. Beginning in the second quarter of 2010, the Company began to classify cash equivalents in Level 2 of the fair value hierarchy instead of Level 1 in order to be consistent with industry practice. Foreign currency derivative assets and liabilities are valued using quoted forward foreign exchange prices and option volatility at the reporting date. The interest rate swap derivative asset and liability are valued using LIBOR yield curves at the reporting date. The Company believes the fair values assigned to its derivative instruments as of December 31, 2010 are based upon reasonable estimates and assumptions.

The contingent consideration liability represents future amounts the Company will be required to pay in conjunction with the 2010 purchase of commercial assets from a distributor in Turkey that was accounted for as a business combination. The ultimate amount of future payments is based on specified percentages of the Company's revenues in Turkey over the next five years. The Company estimates the fair value of the contingent liability using the income approach, which involves forecasting estimated future net cash flows and discounting the net cash flows to their present value using a risk-adjusted rate of return. As of the acquisition date, the fair value of the liability was estimated to be $36.7 million. The currently estimated fair value of the contingent consideration as of December 31, 2010 is $44.5 million. During 2010, the Company recognized $7.9 million of expense related to the change in the estimated fair value of the contingent consideration liability, which is included in SG&A expenses.

Note 13: Legal Proceedings

The Company is involved in various lawsuits and claims arising in the ordinary course of business.

Clayworth v. Allergan, et al.

In August 2004, James Clayworth, R.Ph., doing business as Clayworth Pharmacy, filed a complaint entitled "Clayworth v. Allergan, *et al.*" in the Superior Court of the State of California for the County of Alameda. The complaint, as amended, named the Company and 12 other defendants and alleged unfair business practices, including a price fixing conspiracy relating to the reimportation of pharmaceuticals from Canada. The complaint sought damages, equitable relief, attorneys' fees and costs. In January 2007, the superior court entered a notice of entry of judgment of dismissal against the plaintiffs, dismissing the plaintiffs' complaint. On the same date, the plaintiffs filed a notice of appeal with the Court of Appeal of the State of California. In April 2007, the plaintiffs filed an opening brief with the court of appeal. The defendants filed their joint opposition in July 2007, and the plaintiffs filed their reply in August 2007. In May 2008, the court of appeal heard oral arguments and took the matter under submission. In July 2008, the court of appeal affirmed the superior court's ruling, granting the Company's motion for summary judgment. In August 2008, the plaintiffs filed a petition for rehearing with the court of appeal, which the court denied. In September 2008, the plaintiffs filed a petition for review with the Supreme Court of the State of California, which the supreme court granted in November 2008. In February 2009, the plaintiffs filed their opening brief on the merits with the supreme court and defendants filed their answer brief in May 2009. In June 2009, the plaintiffs filed their reply brief on the merits with the supreme court. In May 2010, the supreme court heard oral arguments. In July 2010, the supreme court reversed the court of appeal's judgment and remanded the case to the superior court for further proceedings. In October 2010, plaintiffs filed a challenge to the assignment of this matter to the presiding judge alleging a conflict of interest. In November 2010, plaintiffs' challenge was denied. In December 2010, plaintiffs filed a petition for writ of mandate in the Court of Appeal of the State of California seeking to overturn the order denying their challenge. In December 2010, the court of appeal denied the petition. In December 2010, plaintiffs filed a petition for review with the Supreme Court of the State of California. In January 2011, the court set trial for August 1, 2011. In February 2011, the supreme court denied plaintiffs' petition for review.

Kramer et al. v. Allergan, Inc.

In July 2008, a complaint entitled "Kramer, Bryant, Spears, Doolittle, Clark, Whidden, Powell, Moore, Hennessey, Sody, Breeding, Downey, Underwood-Boswell, Reed-Momot, Purdon & Hahn v. Allergan, Inc." was filed in the Superior Court for the State of California for the County of Orange. The complaint makes allegations against the Company relating to *Botox*® and *Botox*® Cosmetic including failure to warn, manufacturing defects, negligence, breach of implied and express warranties, deceit by concealment and negligent misrepresentation and seeks damages, attorneys' fees and costs. In 2009, the plaintiffs Hennessey, Hahn, Underwood-Boswell, Purdon, Moore, Clark, Reed-Momot and Whidden were dismissed without prejudice. In October 2009, the Company filed a motion for summary judgment against plaintiff Spears, which the court denied in December 2009. The trial related to plaintiff Spears began in January 2010. In March 2010, the jury returned a verdict in the Company's favor and the court entered a judgment on the special verdict. In April 2010, plaintiff Spears filed a motion for a new trial which the court denied in May 2010. In June 2010, the Company and plaintiff Spears entered into a settlement agreement under which the Company agreed to waive costs in exchange for plaintiff Spears agreeing not to appeal the judgment. In September 2010, the trial related to plaintiff Bryant began and the Company subsequently entered into a settlement agreement with plaintiff Bryant. In January 2011, the court set the next trial for September 6, 2011.

Government Investigations

In September 2009, the Company received service of process of an Investigative Demand from the Department of Justice for the State of Oregon. The Investigative Demand requests the production of documents relating to the Company's sales and marketing practices in connection with *Aczone*®. In December 2009, the Company produced documents in response to the Investigative Demand.

In June 2010, the Company received service of process of a Subpoena from the U.S. Securities and Exchange Commission (SEC). The subpoena requests the production of documents relating to the Company's affiliation with Acadia Pharmaceuticals, Inc., or Acadia, and the Company's sale of Acadia securities. In September 2010, the Company produced documents responsive to the Subpoena. In January 2011, the SEC issued additional Subpoenas seeking further information, which was provided in February 2011.

In December 2010, the Company received service of process of a Subpoena Duces Tecum from the State of New York, Office of the Medicaid Inspector General. The subpoena requests the production of documents relating to the Company's Eye Care Business Advisor Group, Allergan Access, and BSM Connect for Ophthalmology.

In February 2011, the Company received service of process of a Civil Investigative Demand from the United States Attorney's Office for the Southern District of New York, Civil Frauds Unit. The Investigative Demand requests the production of documents and responses to written interrogatories relating to the Company's best prices provided to Medicaid for certain of the Company's ophthalmic products.

In March 2008, the Company received service of a Subpoena Duces Tecum from the U.S. Attorney, U.S. Department of Justice (DOJ) for the Northern District of Georgia requesting the production of documents relating to the Company's sales and marketing practices in connection with *Botox*®. In December 2009, the DOJ for the Northern District of Georgia served the Company with a Supplemental Subpoena Duces Tecum requesting the production of additional documents relating to certain of the Company's speaker bureau programs. On September 1, 2010, the Company announced that it reached a resolution with the DOJ (DOJ Settlement) regarding the Company's alleged sales and marketing practices in connection with certain therapeutic uses of *Botox*®. In connection with the DOJ Settlement, the Company entered into a Federal Settlement Agreement (Settlement Agreement) with the DOJ for the Northern District of Georgia, the Office of Inspector General of the Department of Health and Human Services (OIG), the TRICARE Management Activity, the U.S. Office of Personnel Management, the U.S. Department of Veterans Affairs, and the Office of Workers' Compensation Programs of the U.S. Department of Labor, and the relators in the qui tam actions identified in the Settlement Agreement, pursuant to which the Company agreed to plead guilty to a single misdemeanor "misbranding" charge covering the period from 2000 through 2005 and to pay the government $375 million, which includes a $350 million criminal fine and $25 million in forfeited assets. In addition, the Company agreed to pay $225 million to resolve civil claims asserted by the DOJ under the civil False Claims Act. As part of the DOJ Settlement, the Company has entered into a five-year Corporate Integrity Agreement with the OIG. In October 2010, the U.S. District Court for the Northern District of Georgia accepted the Company's Plea Agreement with the DOJ for the Northern District of Georgia. The Company recorded total pre-tax charges of $609.2 million in fiscal year 2010 in connection with the DOJ Settlement. This amount includes estimated interest and certain attorneys' fees that the Company is obligated to pay in connection with the global settlement.

Stockholder Derivative Litigation

In September 2010, Louisiana Municipal Police Employees' Retirement System filed a stockholder derivative complaint against the Company's current Board of Directors, or Board, which includes David E.I. Pyott, Herbert W. Boyer, Ph.D., Gavin S. Herbert, Leonard D. Schaeffer, Michael R. Gallagher, Stephen J. Ryan, M.D., Russell T. Ray, Trevor M. Jones, Ph.D., Robert A. Ingram, Louis J. Lavigne, Jr., Deborah Dunsire, M.D. and Dawn Hudson, and Allergan, Inc. in the Court of Chancery of the State of Delaware. The complaint alleges breaches of fiduciary duties relating to the Company's alleged sales and marketing practices in connection with *Botox®* and seeks to shift the costs of the DOJ Settlement to the defendants. In October 2010, the plaintiff filed an amended complaint and the Company and the individual defendants filed motions to dismiss.

In November 2010, the Company received a demand for inspection of books and records from U.F.C.W. Local 1776 & Participating Employers Pension Fund. In November 2010, the U.F.C.W. Local 1776 & Participating Employers Pension Fund filed a motion to intervene in the Louisiana Municipal Police Employees' Retirement System action, which was denied by the court in January 2011.

In September 2010, Daniel Himmel filed a stockholder derivative complaint against the Board, Handel E. Evans, Ronald M. Cresswell, Louis T. Rosso, Karen R. Osar, Anthony H. Wild, and Allergan, Inc. in the U.S. District Court for the Central District of California. The complaint alleges violations of federal securities laws, breaches of fiduciary duties, waste of corporate assets, and unjust enrichment and seeks, among other things, damages, corporate governance reforms, attorneys' fees, and costs.

In September 2010, Willa Rosenbloom filed a stockholder derivative complaint against the Board and Allergan, Inc. in the U.S. District Court for the Central District of California. The complaint alleges violations of federal securities law, breaches of fiduciary duties, and unjust enrichment and seeks, among other things, damages, corporate governance reforms, attorneys' fees, and costs.

In September 2010, Pompano Beach Police & Firefighters' Retirement System and Western Washington Laborers-Employers Pension Trust filed a stockholder derivative complaint against the Board and Allergan, Inc. in the U.S. District Court for the Central District of California. The complaint alleges violations of federal securities laws, breaches of fiduciary duties, abuse of control, gross mismanagement, and corporate waste and seeks, among other things, damages, corporate governance reforms, attorneys' fees, and costs. In September 2010, plaintiffs filed a motion for consolidation with the Himmel and Rosenbloom actions, which the court granted in October 2010. In November 2010, the plaintiffs filed their consolidated complaint. In December 2010, the Company filed a motion to stay the consolidated action in favor of the Louisiana Municipal Police Employees' Retirement System action. In December 2010, the Company and the individual defendants filed motions to dismiss the consolidated complaint.

In October 2010, Julie Rosenberg filed a stockholder derivative complaint against the Board and Allergan, Inc. in the Superior Court for the State of California for the County of Orange. The complaint alleges breaches of fiduciary duties and seeks, among other things, damages, attorneys' fees, and costs. In December 2010, the court stayed this matter pending the decision on the motions to dismiss filed in the Louisiana Municipal Police Employees' Retirement System action.

The Company is involved in various other lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to the Company's consolidated financial position, liquidity or results of operations. Because of the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation, inquiry or claim, management is currently unable to predict the ultimate outcome of any litigation, investigation, inquiry or claim, determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome. The Company believes however, that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations. However, an adverse ruling in a patent infringement lawsuit involving the Company could materially affect the Company's ability to sell one or more of its products or could result in additional competition. In view of the unpredictable nature of such matters, the Company cannot provide any assurances regarding the outcome of any litigation, investigation, inquiry or claim to which the Company is a party or the impact on the Company of an adverse ruling in such matters.

Note 14: Commitments and Contingencies

Operating Lease Obligations

The Company leases certain facilities, office equipment and automobiles and provides for payment of taxes, insurance and other charges on certain of these leases. Rental expense was $53.5 million in 2010, $57.9 million in 2009 and $50.9 million in 2008.

Future minimum rental payments under non-cancelable operating lease commitments with a term of more than one year as of December 31, 2010 are as follows: $48.3 million in 2011, $37.9 million in 2012, $27.8 million in 2013, $16.9 million in 2014, $10.6 million in 2015 and $33.5 million thereafter.

Contingencies

In 2009, the Company established a reserve for a contingent liability associated with regulation changes resulting from a final rule issued by the U.S. Department of Defense (DoD) that placed retroactive and prospective pricing limits on certain branded pharmaceuticals under the TRICARE Retail Pharmacy Program, even though such branded pharmaceuticals have not historically been subject to a contract with the Company. The Company is currently in negotiations with the DoD to seek a waiver of retroactive rebates. As of December 31, 2010, the reserve for the contingent liability is $11.6 million and is included in "Other accrued expenses."

In the third quarter of 2009, the Company entered into a co-promotion agreement with Quintiles Transnational Corp. (Quintiles), under which Quintiles co-promoted *Sanctura XR®*, *Latisse®* and *Aczone®*, generally targeting primary care physicians. Due to significantly lower than anticipated performance under the agreement, the Company terminated this co-promotion agreement in the third quarter of 2010. The Company estimates it will be required to pay between approximately $15.0 million and $25.0 million in costs in connection with the termination of the co-promotion agreement. In the third quarter of 2010, the Company established a reserve for this contingent liability within the range specified above, which is included in "Other accrued expenses."

Note 15: Guarantees

The Company's Amended and Restated Certificate of Incorporation provides that the Company will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person that is involved in or is, or is threatened to be, made a party to any action, suit or proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. The Company has also entered into contractual indemnity agreements with each of its directors and executive officers pursuant to which, among other things, the Company has agreed to indemnify such directors and executive officers against any payments they are required to make as a result of a claim brought against such executive officer or director in such capacity, excluding claims (i) relating to the action or inaction of a director or executive officer that resulted in such director or executive officer gaining illegal personal profit or advantage, (ii) for an accounting of profits made from the purchase or sale of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state law or (iii) that are based upon or arise out of such director's or executive officer's knowingly fraudulent, deliberately dishonest or willful misconduct. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited. However, the Company has purchased directors' and officers' liability insurance policies intended to reduce the Company's monetary exposure and to enable the Company to recover a portion of any future amounts paid. The Company has not previously paid any material amounts to defend lawsuits or settle claims as a result of these indemnification provisions, but makes no assurance that such amounts will not be paid in the future. The Company currently believes the estimated fair value of these indemnification arrangements is minimal.

The Company customarily agrees in the ordinary course of its business to indemnification provisions in agreements with clinical trials investigators in its drug, biologics and medical device development programs, in sponsored research agreements with academic and not-for-profit institutions, in various comparable agreements involving parties performing services for the Company in the ordinary course of business, and in its real estate leases. The Company also customarily agrees to certain indemnification provisions in its discovery and development collaboration agreements. With respect to the Company's clinical trials and sponsored research agreements, these indemnification provisions typically apply to any claim asserted against the investigator or the investigator's institution relating to personal injury or property damage, violations of law or certain breaches of the Company's contractual obligations arising out of the research or clinical testing of the Company's products, compounds or drug candidates. With respect to real estate lease agreements, the indemnification provisions typically apply to claims asserted against the landlord relating to personal injury or property damage caused by the Company, to violations of law by the Company or to certain breaches of the Company's contractual obligations. The indemnification provisions appearing in the Company's collaboration agreements are similar, but in addition provide some limited indemnification for the collaborator in the event of third party claims alleging infringement of intellectual property rights. In each of the above cases, the terms of these indemnification provisions generally survive the termination of the agreement. The maximum potential amount of future payments that the Company could be required to make under these provisions is generally unlimited. The Company has purchased insurance policies covering personal injury, property damage and general liability intended to reduce the Company's exposure for indemnification and to enable the Company to recover a portion of any future amounts paid. The Company has not previously paid any material amounts to defend lawsuits or settle claims as a result of these indemnification provisions. As a result, the Company believes the estimated fair value of these indemnification arrangements is minimal.

Note 16: Product Warranties

The Company provides warranty programs for breast implant sales primarily in the United States, Europe and certain other countries. Management estimates the amount of potential future claims from these warranty programs based on actuarial analyses. Expected future obligations are determined based on the history of product shipments and claims and are discounted to a current value. The liability is included in both current and long-term liabilities in the Company's consolidated balance sheets. The U.S. programs include the *ConfidencePlus®*

and *ConfidencePlus®* Premier warranty programs. The *ConfidencePlus®* program currently provides lifetime product replacement, $1,200 of financial assistance for surgical procedures within ten years of implantation and contralateral implant replacement. The *ConfidencePlus®* Premier program, which normally requires a low additional enrollment fee, generally provides lifetime product replacement, $2,400 of financial assistance for saline breast implants and $3,500 of financial assistance for silicone gel breast implants for surgical procedures within ten years of implantation and contralateral implant replacement. The enrollment fee is deferred and recognized as income over the ten year warranty period for financial assistance. The warranty programs in non-U.S. markets have similar terms and conditions to the U.S. programs. The Company does not warrant any level of aesthetic result and, as required by government regulation, makes extensive disclosures concerning the risks of the use of its products and breast implant surgery. Changes to actual warranty claims incurred and interest rates could have a material impact on the actuarial analysis and the Company's estimated liabilities. A large majority of the product warranty liability arises from the U.S. warranty programs. The Company does not currently offer any similar warranty program on any other product.

The following table provides a reconciliation of the change in estimated product warranty liabilities for the years ended December 31, 2010 and 2009:

	2010	2009
	(in millions)	
Balance, beginning of year	$29.4	$29.5
Provision for warranties issued during the year	8.3	5.5
Settlements made during the year	(8.1)	(5.6)
Increases in warranty estimates	0.5	—
Balance, end of year	$30.1	$29.4
Current portion	$ 6.7	$ 6.7
Non-current portion	23.4	22.7
Total	$30.1	$29.4

Note 17: Business Segment Information

The Company operates its business on the basis of two reportable segments — specialty pharmaceuticals and medical devices. The specialty pharmaceuticals segment produces a broad range of pharmaceutical products, including: ophthalmic products for dry eye, glaucoma, retinal diseases and ocular surface disease; *Botox®* for certain therapeutic and aesthetic indications; skin care products for acne, psoriasis, eyelash growth and other prescription and over-the-counter skin care products; and urologics products. The medical devices segment produces a broad range of medical devices, including: breast implants for augmentation, revision and reconstructive surgery; obesity intervention products, including the *Lap-Band®* System and the *Orbera™* Intragastric Balloon System; and facial aesthetics products. The Company provides global marketing strategy teams to ensure development and execution of a consistent marketing strategy for its products in all geographic regions that share similar distribution channels and customers.

The Company evaluates segment performance on a revenue and operating income basis exclusive of general and administrative expenses and other indirect costs, legal settlement expenses, intangible asset impairment and related costs, restructuring charges, in-process research and development expenses, amortization of certain identifiable intangible assets related to business combinations and asset acquisitions and related capitalized licensing costs and certain other adjustments, which are not allocated to the Company's segments for performance assessment by the Company's chief operating decision maker. Other adjustments excluded from the Company's segments for performance assessment represent income or expenses that do not reflect, according to established Company-defined criteria, operating income or expenses associated with the Company's core business activities. Because operating segments are generally defined by the products they design and sell, they do not make sales to each other. The Company does not discretely allocate assets to its operating segments, nor does the Company's chief operating decision maker evaluate operating segments using discrete asset information.

Operating Segments

	2010	2009	2008
		(in millions)	
Product net sales:			
Specialty pharmaceuticals	$3,973.4	$3,683.8	$3,502.3
Medical devices	846.2	763.8	837.4
Total product net sales	4,819.6	4,447.6	4,339.7
Other corporate and indirect revenues	99.8	56.0	63.7
Total revenues	$4,919.4	$4,503.6	$4,403.4
Operating income:			
Specialty pharmaceuticals	$1,501.9	$1,370.8	$1,220.1
Medical devices	284.7	189.2	222.0
Total segments	1,786.6	1,560.0	1,442.1
General and administrative expenses, other indirect costs and other adjustments	434.9	456.7	475.2
Amortization of acquired intangible assets (a)	114.5	124.4	129.6
Legal settlement	609.2	—	—
Intangible asset impairment and related costs	369.1	—	—
Restructuring charges	0.3	50.9	41.3
Total operating income	$ 258.6	$ 928.0	$ 796.0

(a) Represents amortization of certain identifiable intangible assets related to business combinations and asset acquisitions and related capitalized licensing costs, as applicable.

Product net sales for the Company's various global product portfolios are presented below. The Company's principal markets are the United States, Europe, Latin America and Asia Pacific. The U.S. information is presented separately as it is the Company's headquarters country. U.S. sales represented 62.6%, 65.4% and 64.6% of the Company's total consolidated product net sales in 2010, 2009 and 2008, respectively.

Sales to two customers in the Company's specialty pharmaceuticals segment each generated over 10% of the Company's total consolidated product net sales. Sales to Cardinal Health, Inc. for the years ended December 31, 2010, 2009 and 2008 were 13.1%, 13.9% and 12.0%, respectively, of the Company's total consolidated product net sales. Sales to McKesson Drug Company for the years ended December 31, 2010, 2009 and 2008 were 12.1%, 12.8% and 12.3%, respectively, of the Company's total consolidated product net sales. No other country or single customer generates over 10% of the Company's total consolidated product net sales. Net sales for the Europe region also include sales to customers in Africa and the Middle East, and net sales in the Asia Pacific region include sales to customers in Australia and New Zealand.

Product Net Sales by Product Line

	2010	2009	2008
		(in millions)	
Specialty Pharmaceuticals:			
Eye Care Pharmaceuticals	$2,262.0	$2,100.6	$2,009.1
Botox®/Neuromodulators	1,419.4	1,309.6	1,310.9
Skin Care	229.5	208.0	113.7
Urologics	62.5	65.6	68.6
Total Specialty Pharmaceuticals	3,973.4	3,683.8	3,502.3
Medical Devices:			
Breast Aesthetics	319.1	287.5	310.0
Obesity Intervention	243.3	258.2	296.0
Facial Aesthetics	283.8	218.1	231.4
Total Medical Devices	846.2	763.8	837.4
Total product net sales	$4,819.6	$4,447.6	$4,339.7

Geographic Information

	Product Net Sales		
	2010	2009	2008
		(in millions)	
United States	$3,017.0	$2,910.2	$2,804.2
Europe	931.6	857.8	881.9
Latin America	323.7	256.0	262.5
Asia Pacific	333.8	254.0	222.3
Other	213.5	169.6	168.8
Total product net sales	$4,819.6	$4,447.6	$4,339.7

	Long-lived Assets		Depreciation and Amortization			Capital Expenditures		
	2010	2009	2010	2009	2008	2010	2009	2008
				(in millions)				
United States	$3,222.4	$3,678.3	$202.2	$210.0	$203.3	$62.8	$63.5	$117.7
Europe	563.1	464.3	42.0	42.4	54.2	29.3	20.5	54.2
Latin America	65.0	66.8	8.3	6.3	5.1	6.7	10.0	13.1
Asia Pacific	56.3	37.0	3.8	2.7	1.7	3.9	1.6	3.3
Other	3.7	4.2	0.8	0.7	0.1	0.1	0.2	2.5
Total	$3,910.5	$4,250.6	$257.1	$262.1	$264.4	$102.8	$95.8	$190.8

The decrease in long-lived assets located in the United States at December 31, 2010 compared to December 31, 2009 is primarily due to the impairment of the *Sanctura*® intangible assets in the third quarter of 2010. The increase in long-lived assets located in Europe at December 31, 2010 compared to December 31, 2009 is primarily due to intangible assets related to the Serica acquisition completed in the first quarter of 2010, intangible assets and goodwill associated with the purchase completed in the third quarter of 2010 of the Company's distributor's business related to the Company's products in Turkey and the acquisition of developed technology related to an upfront licensing payment for an eye care product previously approved for marketing in the third quarter of 2010. Intangible assets related to the acquisition of *Botox*® Cosmetic distribution rights in Japan and China completed in the first quarter of 2010 are primarily reflected in the Asia Pacific balance above.

Note 18: Earnings Per Share

The table below presents the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2010	2009	2008
	(in millions, except per share amounts)		
Net earnings attributable to Allergan, Inc.	$ 0.6	$621.3	$563.1
Weighted average number of shares outstanding	303.4	303.6	304.1
Net shares assumed issued using the treasury stock method for options and non-vested equity shares and share units outstanding during each period based on average market price	4.3	2.2	2.3
Dilutive effect of assumed conversion of convertible notes outstanding	0.3	—	—
Diluted shares	308.0	305.8	306.4
Earnings per share attributable to Allergan, Inc. stockholders:			
Basic	$ 0.00	$ 2.05	$ 1.85
Diluted	$ 0.00	$ 2.03	$ 1.84

For the year ended December 31, 2010, options to purchase 8.5 million shares of common stock at exercise prices ranging from $47.10 to $73.04 per share were outstanding but were not included in the computation of diluted earnings per share because the effect from the assumed exercise of these options calculated under the treasury stock method would be anti-dilutive.

For the year ended December 31, 2009, options to purchase 13.2 million shares of common stock at exercise prices ranging from $39.67 to $65.63 per share were outstanding but were not included in the computation of diluted earnings per share because the effect from the assumed exercise of these options calculated under the treasury stock method would be anti-dilutive. There were no potentially diluted common shares related to the Company's 2026 Convertible Notes for the year ended December 31, 2009, as the Company's average stock price for the period was less than the conversion price of the notes.

For the year ended December 31, 2008, options to purchase 11.4 million shares of common stock at exercise prices ranging from $47.32 to $65.63 per share were outstanding but were not included in the computation of diluted earnings per share because the effect from the assumed exercise of these options calculated under the treasury stock method would be anti-dilutive. There were no potentially diluted common shares related to the Company's 2026 Convertible Notes for the year ended December 31, 2008, as the Company's average stock price for the period was less than the conversion price of the notes.

Note 19: Comprehensive Income (Loss)

The following table summarizes the components of comprehensive income (loss) for the years ended December 31:

	2010			2009			2008		
	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
	(in millions)								
Foreign currency translation adjustments	$ (3.2)	$ —	$ (3.2)	$ 38.9	$ —	$ 38.9	$ (39.5)	$ —	$ (39.5)
Amortization of deferred holding gains on derivatives designated as cash flow hedges	(1.3)	0.5	(0.8)	(1.3)	0.5	(0.8)	(1.3)	0.5	(0.8)
Pension and postretirement benefit plan adjustments:									
Net (loss) gain	(73.7)	20.2	(53.5)	66.7	(17.8)	48.9	(190.3)	64.5	(125.8)
Amortization	11.3	(3.1)	8.2	12.6	(3.4)	9.2	6.5	(2.6)	3.9
Unrealized holding gain (loss) on available-for-sale securities	—	—	—	2.9	(1.5)	1.4	(5.8)	2.7	(3.1)
Other comprehensive (loss) income	$(66.9)	$17.6	(49.3)	$119.8	$(22.2)	97.6	$(230.4)	$65.1	(165.3)
Net earnings			4.9			623.8			564.7
Total comprehensive (loss) income			(44.4)			721.4			399.4
Comprehensive income attributable to noncontrolling interest			5.1			4.2			1.2
Comprehensive (loss) income attributable to Allergan, Inc.			$(49.5)			$717.2			$ 398.2

Note 20: Subsequent Event

On January 28, 2011, the Company entered into a collaboration agreement and a co-promotion agreement with MAP Pharmaceuticals, Inc. (MAP) for the exclusive development and commercialization by the Company and MAP of *Levadex*™ within the United States to certain headache specialist physicians for the treatment of acute migraine in adults, migraine in adolescents 12 to 18 years of age and other indications that may be approved by the parties. *Levadex*™ is a self-administered, orally inhaled therapy consisting of a proprietary formulation of dihydroergotamine delivered using MAP's proprietary *Tempo*® delivery system, which has completed Phase III clinical development for the treatment of acute migraine in adults. MAP currently intends to submit its New Drug Application for *Levadex*™ to the United States Food and Drug Administration in the first half of 2011. Under the terms of the agreements, the Company made a $60.0 million upfront payment to MAP in February 2011. The terms of the agreements also include up to $97.0 million in additional payments to MAP upon MAP meeting certain development and regulatory milestones.

ALLERGAN, INC.

QUARTERLY RESULTS (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in millions, except per share data)				
2010					
Product net sales	$1,105.8	$1,231.7	$1,192.0	$1,290.1	$4,819.6
Total revenues	1,154.7	1,247.2	1,208.2	1,309.3	4,919.4
Operating income (loss)	250.3	331.9	(691.0)	367.4	258.6
Earnings (loss) before income taxes(a)	232.0	333.5	(727.7)	333.0	170.8
Net earnings (loss)	169.0	241.5	(668.7)	263.1	4.9
Net earnings (loss) attributable to Allergan, Inc.	167.9	240.1	(670.5)	263.1	0.6
Basic earnings (loss) per share attributable to Allergan, Inc. stockholders	0.55	0.79	(2.21)	0.87	0.00
Diluted earnings (loss) per share attributable to Allergan, Inc. stockholders	0.55	0.78	(2.21)	0.85	0.00
2009					
Product net sales	$ 994.6	$1,118.7	$1,127.8	$1,206.5	$4,447.6
Total revenues	1,007.2	1,130.8	1,141.3	1,224.3	4,503.6
Operating income	82.1	292.5	236.5	316.9	928.0
Earnings before income taxes(b)	63.4	257.0	232.3	295.8	848.5
Net earnings	45.0	176.8	179.2	222.8	623.8
Net earnings attributable to Allergan, Inc.	44.7	176.1	179.0	221.5	621.3
Basic earnings per share attributable to Allergan, Inc. stockholders	0.15	0.58	0.59	0.73	2.05
Diluted earnings per share attributable to Allergan, Inc. stockholders	0.15	0.58	0.58	0.72	2.03

(a) Includes 2010 pre-tax charges for the following items:

	Quarter				
	First	Second	Third	Fourth	Total
	(in millions)				
Licensing fee income for a development and commercialization agreement	$(36.0)	$ —	$ —	$ —	$ (36.0)
Amortization of acquired intangible assets	37.1	37.3	31.1	32.5	138.0
External costs associated with responding to the U.S. Department of Justice (DOJ) subpoena and related stockholder derivative litigation costs	4.5	4.0	3.0	2.9	14.4
Distributor termination fee and expense from changes in fair value of contingent consideration associated with the purchase of a distributor's business in Turkey	—	—	33.0	7.9	40.9
Write-off of manufacturing assets related to the abandonment of an eye care product	—	—	10.6	—	10.6
Upfront payment for technology that has not achieved regulatory approval	43.0	—	—	—	43.0
Legal settlement costs associated with a resolution with the DOJ regarding past U.S. sales and marketing practices relating to certain therapeutic uses of *Botox®*	—	—	609.9	(0.7)	609.2
An aggregate charge related to the impairment of the *Sanctura®* Assets and related costs	—	—	369.1	—	369.1
Non-cash interest expense associated with amortization of convertible debt discount	6.1	6.3	6.3	6.4	25.1
Unrealized loss (gain) on derivative instruments, net	0.7	(8.9)	15.2	0.6	7.6

ALLERGAN, INC.

QUARTERLY RESULTS (UNAUDITED) — (Continued)

(b) Includes 2009 pre-tax charges for the following items:

	Quarter				
	First	Second	Third	Fourth	Total
	(in millions)				
Amortization of acquired intangible assets	$38.6	$35.5	$ 36.0	$ 36.2	$146.3
Restructuring charges	42.1	1.0	4.2	3.6	50.9
Compensation expense from stock option modifications related to the 2009 restructuring plan	77.0	0.6	0.7	0.3	78.6
Termination benefits, asset impairments and accelerated depreciation costs related to the phased closure of the Arklow manufacturing facility	4.5	7.2	2.8	—	14.5
Contribution to The Allergan Foundation	—	—	18.0	—	18.0
External costs associated with responding to the U.S. Department of Justice subpoena	7.8	7.4	8.4	8.6	32.2
Upfront payment for technology that has not achieved regulatory approval	—	—	10.0	—	10.0
Non-cash interest expense associated with amortization of convertible debt discount	6.5	5.9	6.0	6.1	24.5
Unrealized loss (gain) on derivative instruments, net	2.8	11.7	2.7	(3.6)	13.6
Loss on extinguishment of convertible debt	5.3	—	—	—	5.3
Gain on settlement of a manufacturing and distribution agreement	—	—	—	(14.0)	(14.0)
Gain on investments, net	—	—	(24.6)	—	(24.6)

SCHEDULE II

ALLERGAN, INC.

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2010, 2009 and 2008

Allowance for Doubtful Accounts Deducted from Trade Receivables	Balance at Beginning of Year	Additions(a)	Deductions(b)	Balance at End of Year
		(in millions)		
2010	$ 30.3	$ 5.3	$ (6.6)	$ 29.0
2009	31.4	10.8	(11.9)	30.3
2008	21.4	12.6	(2.6)	31.4

(a) Provision charged to earnings.

(b) Accounts written off, net of recoveries.

[THIS PAGE INTENTIONALLY LEFT BLANK]



[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Overview and Stockholders' Information

Corporate Headquarters
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612-1599
(714) 246-4500

E-mail: corpinfo@allergan.com
Internet: www.allergan.com

Transfer Agent, Registrar and Dividend Disbursing Agent
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
(800) 468-9716

Hearing Impaired # TDD: (651) 450-4144

Annual Meeting of Stockholders
The Annual Meeting of Stockholders of Allergan, Inc. will be held at the Hyatt Regency Irvine, 17900 Jamboree Road, Irvine, CA 92614, on May 3, 2011 at 10:00 a.m. Pacific Time.

For inquiries related to the Annual Meeting of Stockholders, please contact:

Matthew J. Maletta
Allergan, Inc.
P.O Box 19534
Irvine, CA 92623-9534
Phone: (714) 246-5185
Fax: (714) 246-4774

Form 10-K
A copy of Allergan, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through our Web site at www.allergan.com or without charge by contacting:

Investor Relations
James M. Hindman
Allergan, Inc.
P.O. Box 19534
Irvine, CA 92623-9534
Phone: (714) 246-4636
Fax: (714) 246-4162
E-mail: corpinfo@allergan.com

Dividend Reinvestment and Stock Purchase Plan
The plan allows Allergan stockholders to reinvest their dividends or invest cash in Allergan stock without brokerage commissions or service charges. If you are interested in joining the plan or would like more information, you may request a prospectus from:

Wells Fargo Shareowner Services
Dividend Reinvestment Plan
Allergan, Inc.
P.O. Box 64856
St. Paul, MN 55164-0856

Market Prices of Common Stock and Dividends
The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

Calendar Quarter	2010			2009		
	Low	High	Div	Low	High	Div
First	$55.25	$65.79	$0.05	$35.41	$50.89	$0.05
Second	56.26	65.87	0.05	43.01	50.00	0.05
Third	57.45	67.53	0.05	44.78	58.84	0.05
Fourth	64.95	74.94	0.05	55.32	64.08	0.05

Allergan common stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." The approximate number of stockholders of record was 5,175 as of February 17, 2011.

Trademarks
® and ™ Marks owned by Allergan, Inc.

JUVÉDERM is a registered trademark of Allergan Industrie SAS.

Dysport is a registered trademark of Ipsen.

Allergan, for the year ending December 31, 2010, continued its proud tradition of placement in the top quartile for environmental health and safety performance within its pharmaceutical company peer group. More information on its 2010 performance worldwide can be found by visiting the "Responsibility" section on Allergan's corporate Web site at www.allergan.com, and selecting the "Environmental Health and Safety Information" page.

Design | Michael Patrick Partners | michaelpatrickpartners.com
Photography: Eric Meyer, www.ericmyer.com (executive portraits)

Cover and editorial sections of this annual report are printed on recycled paper.


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C101537


years
of Celebrating
Life's Potential


ALLERGAN

Our pursuit. Life's potential.®

2525 Dupont Drive
P.O. Box 19534
Irvine, CA 92623-9534
(714) 246-4500

www.allergan.com

NYSE: AGN